REFERENCE FORM 2Itaú U0nibanco2 Holdi4ng S1 .A. Itaú Unibanco Holding S.A. REFERENCE FORM Base Date: 12.31.2024 (in accordance with Attachment C to CVM Resolution No 80 of March 29, 2022 “CVM Resolution No 80”) Identification ltaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of lncorporation registered with the Trade Board of the State of São Paulo under NlRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "lssuer"). Head Office The lssuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. Investor Relations Office The lnvestor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12º andar, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of lnvestor Relations is Mr. Gustavo Lopes Rodrigues. The lnvestor Relations Department's telephone number is +5511 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br. lndependent Auditors Firm PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2024, 12/31/2023 and 12/31/2022. Bookkeeping Agent Itaú Corretora de Valores S.A. Stockholders Service The lssuer's stockholders' service is carried out at the branches of ltaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. Newspapers from which the Company discloses lnformation O Estado de São Paulo newspaper. Website The information contained on the Company's website is not an integral part of this Reference Form. https://www.itau.com.br/relacoes-com-investidores/en/ Last update of this Reference Form 06/11/2025 2 Historical resubmission Version Reasons for resubmission Date of update V2 Updated items: 7.1D, 7.3, 7.4 and 7.8 06/11/2025 3 Index ITEM 1. ACTIVITIES OF THE ISSUER ITEM 2. EXECUTIVE OFFICERS’ COMMENTS ITEM 3. PROJECTIONS ITEM 4. RISK FACTORS ITEM 5. RISK MANAGEMENT AND INTERNAL CONTROL POLICY ITEM 6. STOCKHOLDING POSITION ITEM 7. GENERAL STOCKHOLDERS’ MEETINGS AND MANAGEMENT ITEM 8. MANAGEMENT COMPENSATION ITEM 9. AUDITORS ITEM 10. HUMAN RESOURCES ITEM 11. TRANSACTIONS WITH RELATED PARTIES ITEM 12. CAPITAL STOCK AND SECURITIES ITEM 13. IDENTIFICATION OF PERSONS RESPONSIBLE FOR THE CONTENTS OF THE FORM REPORT OF INDEPENDENT AUDITORS ON REFERENCE FORM (CVM RESOLUTION 80) 5 84 119 125 178 202 212 339 386 388 396 401 422 423 4 1. Activities of the issuer 1.1. Briefly describe the activities carried out by the issuer Overview Our company name is Itaú Unibanco Holding S.A. We were incorporated on September 9, 1943. We are organized as a publicly-held company for an indeterminate period of time under Brazil’s laws. We are headquartered at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902, São Paulo, SP, Brazil, and our telephone number is +55-11- 2794-3547. Our Corporate Taxpayer’s Registry (CNPJ/MF) nº 60.872.504/0001-23 is registered at the Board of Trade of the State of São Paulo under Corporate Register (NIRE) nº 35300010230. As set forth in Article 2 of our Bylaws, our corporate purpose is (i) the banking activity in all its authorized forms, including foreign exchange transactions; (ii) the issuance and management of credit cards, and the implementation of client loyalty programs by virtue of relationships with the Company; (iii) the implementation and management of payment arrangements; (iv) the implementation of client loyalty programs by virtue of relationships with other companies; (v) the development of partnerships to promote products and/or services by providing a marketplace on digital platforms, marketing materials and outlets; and (vi) all other activities required and/or complementary to achieve its purposes. Our history goes way back to 1924, when the banking division of Casa Moreira Salles started operating in the State of Minas Gerais. It would later become União dos Bancos Brasileiros, widely known as Unibanco. Two decades later, in 1943 Itaú was founded by Alfredo Egydio de Souza Aranha and originally named Banco Central de Crédito S.A. with its first branch in the city of São Paulo. In their first decades of operation, mergers led to the set-up of Banco Itaú América and the resulting consolidation of the Itaú brand. Since 1973, we have been operating under the name Banco Itaú S.A., currently Itaú Unibanco. Over the years, we have grown, changed our names at times, gone through mergers and acquisitions, experienced Brazil’s economic miracle, hyperinflation, the rise of the middle class and some global crises. We have witnessed Brazil’s progress and countless histories of employees and clients who have helped us advance and boosted our growth. In 2008, we entered into the largest merger ever in Brazil’s history. The highlight of this event is mainly due to the sensitive moment we were living in 2008, when the world underwent a severe financial crisis in the international market. The Itaú Unibanco partnership has meant the joining of complementary mindsets, of two banks with major breakthroughs in the use of technology and leaders in Brazil’s financial sector, sharing common histories. This merger has given rise to the largest private financial conglomerate of the Southern hemisphere. In 2023 we celebrated fifteen years of the Itaú Unibanco merger, adding a new chapter in our history, which has enabled us to become the largest private bank in Latin America. Since the set-up of the Itaú Unibanco Group, we have carried out the following partnerships, mergers and acquisitions: · 2009: Association with Porto Seguro to distribute auto and residential insurance products. 5 · 2012: Itaú Unibanco takes over control of Redecard by delisting its capital on Bovespa. In the following year, the company is renamed Rede. · 2013: Acquisition of Credicard, jointly set up by Citibank, Itaú and Unibanco in 1970. · 2014: Sale of the large risk insurance portfolio to Chubb. · 2015: Acquisition of a 50% equity interest in ConectCar, with management shared between Itaú Unibanco and Ultra Group (which later sold its interest to Porto Seguro). That same year saw the acquisition of Recovery, an asset recovery company formerly owned by BTG Pactual. · 2016: Merger of Itaú Chile and CorpBanca, giving rise to Itaú CorpBanca, which thus became the fourth largest bank in Chile. · 2016: Acquisition of Itaú BMG Consignado. · 2017: Acquisition of Citibank’s retail operations in Brazil. · 2017: Sale of the group life insurance portfolio to Prudential. · 2018: Acquisition of a 49.9% equity interest in XP Investimentos, one of Brazil’s largest independent investment brokers. · 2019: Sale of the equity interest held in Cibrasec – Companhia Brasileira de Distribuição to ISEC Securitizadora S.A. · 2020: Aimed at accelerating its digital transformation, Itaú purchases Zup, a technology services company. Acquisition of shares in Pravaler S.A., a company that offers student financing, increasing its interest to 47.66% of the company’s capital stock. · 2020: Acquisition of equity interest in Fintech Quanto. · 2020: Sale of part of the credit card portfolio acquired from Citi to Safra. · 2021: Sale of equity interest in Itaú Administração Previdenciária Ltda. · 2021: Acquisition of broker Verbank Securities (Paraguay), currently denominated Itaú Invest Casa de Bolsa S.A. Acquisition of Seguradora Providencia S.A. de Seguros (Paraguay), currently denominated Itaú Seguros Paraguay S.A. · 2022: Acquisition of controlling interest in Avenue Holding Cayman. After this transaction is completed, Itaú will hold 35% of Avenue’s capital stock. Two years after closing the first tranche, Itaú will hold a 50.1% equity interest in Avenue. Five years after closing the first tranche, Itaú will be able to purchase the remaining equity interest in Avenue. · 2022: Increase in equity interest in Itaú CorpBanca from 55.96% to 65.62%. Transaction already completed. In July 2023, after the completion of the voluntary tender offer for the acquisition of shares, our equity interest increased to 66.69% from 65.62%. In November 2023, our interest increased one more time to 67.42%, by means of the acquisition of shares through the stock exchange. · 2022: Acquisition of 50.1% of total voting capital of Ideal Corretora de Títulos e Valores Mobiliários S.A. After five years, Itaú Unibanco will be able to exercise the right to purchase the remaining share (49.9%) of Ideal’s capital stock. This transaction was completed on March 31, 2023. 6 · 2022: Teamed up with TOTVS S.A. to create a joint venture named TOTVS Techfin S.A. in which Itaú holds 50% of the company's total voting share capital. The transaction was completed on July 31, 2023, after obtaining all the regulatory approvals applicable. . 2022: XP Investimentos: On June 7, 2022, we completed the sale of a 1.21% interest equity in XP Inc.’s total capital stock for US$153.7 million. On that same date, we entered into a share purchase and sale agreement with XP Inc. aimed at disposing of an additional 0.19% of the total capital stock of XP Inc., with such sale completed on June 9, 2022. Immediately after such disposals, we were left with an equity interest of approximately 9.96% of XP Inc’s total capital stock. During 2023 we carried out additional sales of shares of XP Inc. and, as of December 31, 2023, we held 7.79% of XP Inc’s capital stock. In addition, during 2024, we sold all of our remaining shares in XP Inc. and, as a result, on December 31, 2024, we did not have any interest in the share capital of XP Inc. . 2023: Sale of equity interest in Banco Itaú Argentina and its operating subsidiaries to Banco Macro, for approximately R$253 million. Acquisition of equity interest in Avenue Holding Cayman Ltd. . 2024: Acquisition of 44% of Resonet S.A. (Uruguay), totaling 100% stake in the company. . 2024: Acquisition of 80% of the share capital of Avita Corretora de Seguros S.A. Finally, we aim to move forward with a steady pathway, based on the commitment to promoting social transformation. Our history is marked by our valuing of culture, education, sport and urban mobility through programs sponsored by Fundação Itaú, Instituto Unibanco, and others. Our concern with social issues has greatly increased in the face of the largest health crisis ever brought about by the COVID-19 pandemic. Faced with this challenge, in 2020 we set up the “Todos pela Saúde” (“All for Health”) initiative, backed by the largest philanthropic donation ever made by a private entity in Brazil. We believe that, as a bank, we should encourage people to grow and companies to move forward. The responsibility we have taken for the development of Brazil is at the core of our activities and is a hallmark of our whole history. 1.2 Briefly describe the main activities carried out by the issuer and its controlled companies We have as our purpose (i) the banking activity in all its authorized forms, including foreign exchange transactions; (ii) the issuance and management of credit cards, and the implementation of client loyalty programs by virtue of relationships with the Company; (iii) the implementation and management of payment arrangements; (iv) the implementation of client loyalty programs by virtue of relationships with other companies; (v) the development of partnerships to promote products and/or services by providing a marketplace on digital platforms, marketing materials and outlets; and (vi) all other activities required and/or complementary to achieve its purposes. We hold equity interests in the capital of national and international financial institutions that, in turn, were incorporated for the purpose of developing all authorized types of banking activities. Additionally, we also hold equity interests in companies that carry out insurance and capital market-related activities. 1.3 With respect to each operating segment disclosed in the latest financial statements for year-end or, where applicable, in the consolidated financial statements, please indicate the following information: a. marketed products and services 7 Operations Overview We provide a diversified range of banking and nonbanking financial services and products to a diverse client base that includes individuals and corporate clients in three business segments: (i) Retail Business, (ii) Wholesale Business, and (iii) Activities with the Market and Corporations. The Retail Business segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. The Wholesale Business segment comprises products and services offered to middle-market companies, high net worth institutional clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. The Activities with the Market and Corporations Business segment corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury, operating costs, and equity in earnings of companies not included in either of the other segments. The following table sets forth the breakdown of our net operating revenue for each of our business segments: For the year ended December 31, 2024 2023 2022 ( In millions of R$) Retail Business 101,057 96,595 90,509 Wholesale Business 58,014 54,631 49,229 Activities with theMarket and Corporations 9,887 5,572 2,983 Evaluation Only. Created with Aspose.Cells for .NET.Copyright 2003 - 2023 Aspose Pty Ltd. For further information on the revenues of each of our business segments, see “Note 30 — Segment Information” to our consolidated financial statements included elsewhere in this annual report. Moreover, we carry out a wide range of operations outside of Brazil with units strategically located in the Americas, Europe, and Asia. Our international presence generates synergies in foreign trade finance, placement of Eurobonds and offering of more sophisticated financial transactions to our clients. Retail Business The Retail Business division represents a cornerstone of our business, providing a specialized service framework to consumer clients across Brazil, current account and non-current account. We boast a comprehensive and varied array of products and services designed to meet our clients’ diverse needs, encompassing personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, investment, insurance, pension plans and premium bond products and a suite of additional banking services. This division has been a significant contributor to bank’s annual revenue, representing 60% in 2024, 62% in 2023, and 63% in 2022. 8 The Retail Business is divided into two business units: (i) one that encompasses a suite of services tailored for individual clients, and (ii) another that specializes in meeting the diverse needs of small and medium enterprises. Both offer various banking products that match the needs of each of our clients. Retail Business for Individual Clients Based on the customer profile, we have strategically divided our Retail Business for Individual Clients, into three segments, so we can better understand our clients and help them with their financial needs. Those segments are: Retail, which serves mass clients, Uniclass, for massaffluent customers, and Personnalité, our segment for affluent customers. Itaú Retail Business and Itaú Uniclass (banking services and products for mass clients and mass-affluent clients) The Itaú Retail Business segment serves individuals with monthly income of up to R$4,000 and the Itaú Uniclass segment is focused on clients with monthly income between R$4,000 and R$15,000. The Itaú Retail Business segment offers complete financial services, with accessible solutions to meet clients’ daily financial needs. The main services include current and digital accounts, credit and debit cards, personal loans, vehicle financing and real estate loans, payroll loans, consortium, insurance, premium bonds, in addition to investments that are compatible with different profiles. Clients also have access to Itaú Shop, which allows them to shop with exclusive advantages, and to different service channels, such as the Itaú app, which provides intuitive services and agile banking services. Itaú Uniclass’ clients are provided with a set of specialized services, including investment and insurance advisory services, access to customized credit solutions with higher credit facilities, and benefit from the Minhas Vantagens (My Advantages) relationship program and from the expertise of dedicated relationship managers certified by the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) (“ANBIMA”). Additionally, Itaú Uniclass provides a “digital branch” platform, where relationship managers provide remote services through several communication channels (telephone, email, SMS, videoconference, chat and WhatsApp) from 9:00 a.m. to 6:00 p.m. on business days, at no additional cost. Our focus is to improve the customer experience and keep the value proposition of our business updated according to our client needs. We believe that, to sustain this competitive edge, we have to foster our “Phygital” approach, which means the ability to serve our clients as they like, using their preferred channel, and our “Omnichannel” approach, which translates into a higher integration level among our channels, enabling us to offer better services and products to our clients. Our clients already recognized these improvements, as evidenced by our satisfaction rates, Net Promoter Score (“NPS”). Itaú Uniclass increased client satisfaction by 3 NPS points, while our App Mobile increased by 2 NPS points when compared to December 31, 2023. Itaú Personnalité: Premier Banking Services for Affluent Clients Itaú Personnalité is dedicated to serving clients with a monthly income above R$15,000 or investments exceeding R$250,000. These clients benefit from a wide range of exclusive and personalized services. 9 Our clients receive dedicated attention from highly trained relationship managers, who hold market-recognized certifications. With support from 230 branches across all Brazilian capitals and major cities, as well as digital branches for remote service, we offer a comprehensive portfolio that includes investment, insurance, foreign exchange, and credit advisory services. In 2024, we embarked on a transformative journey to reposition our high-income segment, driven by an ongoing digital transformation. Our key focus areas included: (i) strengthening client relationships through the Minhas Vantagens (“My Advantages”) program, which rewards clients with exclusive benefits; (ii) launching the new The One credit card, offering premium perks; (iii) establishing seven “Investment Centers” — exclusive locations offering tailored advisory services and promoting financial education, lifestyle, and health-related events; (iv) enhancing the digital experience for clients when making investments, purchasing products, and conducting banking transactions or consultations via our app; (v) forming a partnership with Avenue to provide international banking and investment accounts; and (vi) expanding travel-related benefits and experiences. As a result of these initiatives, we accelerated our growth and improved client satisfaction, achieving a 17-point increase in NPS compared to 2021. Market Share - Retail Business According to the Central Bank, as of December 31, 2024, our market share of individual loans represented 11.2% and we are ranked the largest privately-owned bank in this segment in Brazil. Also, according to the Central Bank and publicly available information, our main competitors are Caixa Econômica Federal, Banco do Brasil, Banco Bradesco and Banco Santander (Brasil). Itaú Empresas (Small and Medium Enterprises) The Small and Medium Enterprises market in Brazil consists of approximately eight million companies, with revenues up to 50 million, and diverse financial needs, depending on factors such as size, industry, and stage in the business lifecycle. We operate in this market, primarily focusing on small and medium-sized clients, serving over 1.5 million customers. The Small and Medium Enterprises business at Banco Itaú has shown a combination of growth and profitability. We have achieved double-digit growth in our key indicators (credit portfolio, profitability, and profit) over the past six years and have been market leaders for the past three years. We offer different service models tailored to various client profiles, ranging from fully digital models to highly specialized models with human advisory services. Products and Services Our main products and services to the Retail Business segment are: (i) credit cards, (ii) personal credit, (iii) payroll deducted loans, (iv) mortgage, (v) merchant acquisition, (vi) private pension plans, (vii) vehicle financing, (viii) insurance, (ix) premium bonds, (x) consortium products, (xi) microcredit, and (xii) public sector group. 10 Credit Cards We are the leader in the Brazilian credit card segment with a market share in terms of purchase volume of 25.4% in the fourth quarter of 2024, according to the Brazilian Association of Credit Card and Services Companies (Associação Brasileira das Empresas de Cartões de Crédito e Serviços) (“ABECS”). Revenues from our credit card operations are mostly generated through the interest rate we charge on revolving and financing transactions and also from annual fees and other service fees. The relationship with our clients is carried out through our proprietary segments and partnerships with major retailers, tech companies and airlines established in Brazil. Our credit card operations are divided into three main business segmentations: Account Holders, Non-Account Holders and Retail Partnerships. We offer a range of credit and debit cards to account and non-account holders. Our purpose is to provide the best experience to our customers and customer satisfaction is one of our top priorities. Our credit card division is dedicated to developing the best payment solutions for our customers with new products and digital services. In 2024, we developed and delivered new features of financing, products, and limits while managing the profitability and credit quality of our portfolio. Account Holder Credit Cards The Account Holders segment of our credit card operations (which relates to cardholders who have accounts at Itaú) was the focus of our portfolio growth. We grew 14% of the purchase volume in 2024 when compared to 2023 through client journey innovation in our app – which is now simpler and advertises - products and services in an easier way. Non-Account Holder Credit Cards In the Non-Account Holders segment, we focused on increasing the participation of higher-income and lower-risk clients in our credit card portfolio. Airline Cobranded Credit Card In our airline cobranded cards segment, the purchase volume increased by 40.5% in 2024, compared to 2023. In this specific portfolio, the purchase volume among our higher-income clients (holders of Platinum, Black and Infinite credit cards) increased by 49% during the same period. Retail Partnerships Credit Cards We have partnerships with the main national retail brands, such as Magazine Luiza, Ponto Frio, Pão de Açúcar and Assaí. To add value to the ecosystem of retailers we leverage the offer of the Mastercard Black Pão de Açúcar, a premium credit card, offering cashback to be used at points of sale of Pão de Açúcar, a Brazilian supermarket chain. We also focus on improving our customers’ access to financial products with the launch of new solutions and services in Assaí stores, self-service wholesale enterprise. In our partnership with Magazine Luiza, we focused on increasing the participation of lower -risk clients in our credit card portfolio. For new clients, the average spending increased 29% when compared to 2023 while the payment default decreased by 82 basis points in the same period. Total Credit Card market share According to ABECS, we are the leaders in terms of transaction purchase volume of cards in Brazil, with a 25.4% market share in the fourth quarter of 2024. Our traditional competitors in the 11 credit card segment are Banco Bradesco, Banco Santander (Brasil), Banco do Brasil and Caixa Econômica Federal. However, in recent years an increasing number of small and new digital competitors has entered this market, among which are Nubank, Banco Inter and Banco Original. Personal Credit Personal credit is a product that mainly consists of overdraft and installment payment plans. The overdraft, or account limit, is a credit that is available in the checking account for unexpected expenses and for a short period. According to regulations, the maximum interest rate is 8% per month, and we notify the customer each time the limit is reached. The installment payment plan is a flexible credit that caters to various customers with any type of financial need, with payment terms of up to 72 months. Additionally, there is a credit modality available with the customer’s investments as collateral, providing lower interest rates. Both products can be contracted at physical and digital branches and through the Itaú App (mobile). As of December 31, 2024, we achieved a market share of 11.2% of personal credit in Brazil, according to the Central Bank. It’s a decrease of 0.7% compared to December 31, 2023. Payroll Loans In Brazil, payroll loans are a specific type of loan entered into by employees who receive wages from private and public companies or pensioners benefiting from the Brazilian social security system, as borrowers, and banks, as lenders. Such loans require fixed monthly installments to be deducted directly from the borrower’s payroll or pension, as the case may be, for the repayment of the amount owed to the lender. There is also a new category of loan based on the FGTS. Since 2020, workers can annually withdraw a portion of funds deposited in this account (as opposed to only under special circumstances, such as unemployment), creating a market for the early withdrawal of the funds. We turned the early withdrawal into a new type of loan, which has nearly zero default rates, advancing employees’ receivables and contributing to the diversification of our payroll loan portfolio. We mainly offer payroll loans in Brazil through two sales channels: (i) our branch network and digital channels, which focus on account holders, and (ii) the network of acquisition partners, which focuses on non-account holders. This strategy enables us to expand our business activities with historically lower credit risk and achieve a competitive position in the offer, distribution, and sale of payroll deducted loans in Brazil. Moreover, it improves the risk profile of our loan portfolio for individual borrowers. On March 12, 2025, the Brazilian Government issued Provisional Measure No. 1,292, which proposes significant changes to the payroll loan market, which aims to expand payroll lending. The private payroll loan had the lowest growth among other loans in the past ten years due to operational complexities. The main changes include (i) the creation of a public online platform for digitalizing the payroll loan contracting process, which became operational on March 21, 2025; (ii) the obligation of private employers to provide information on payroll, deductions, and terminations to the platform, as well as to manage the withholding of loan installments from employees' salaries; and (iii) the right of employees to transfer their payroll loans between banks, subject to a lower interest rate than the original one. Provisional Measure No. 1,292 is effective as of its publication date, March 12, 2025. According to the Central Bank, as of December 31, 2024, our market share in terms of payroll loans represented 11.0%, the fourth largest company in this segment in Brazil. Our main 12 competitors in this business are Banco do Brasil, Caixa Econômica Federal, Banco Bradesco and Banco Santander (Brasil). Mortgage Loans Real estate financing products, such as mortgage loans, allow us to create long-lasting relationships with our clients. As of December 31, 2024, we had R$125,261 million in outstanding real estate loans. Revenue from our mortgage loans operations is mostly generated by origination fees, yield spread premiums, discount points, closing costs, mortgage-backed securities, and loan servicing. We have been the market leaders among Brazilian private banks in mortgage loans to individuals in terms of the total value of our portfolio for the past three years. As disclosed in our Management Analysis of the operation and complete financial statements this is in line with our strategy to migrate to lower-risk portfolios. For further information please see our Management Analysis, available at our IR website and not incorporated by reference to this annual report. We offer mortgage products through the following sales channels: (i) our branch network and digital channels, (ii) construction and development companies, which are authorized to offer our products, (iii) mortgage agencies, and (iv) strategic partnerships with specialized mortgage companies such as CrediPronto, Loft, Quinto Andar, Credimorar and others. Our real estate financing services are tailored to our clients’ needs, and we also provide a specialized mortgage financing advisor to support them during the process. We believe that our process, which may also be carried out online, is expeditious and efficient. We are able to respond to our clients in less than 1.5 hours for mortgages up to R$2.0 million. Moreover, our mortgage simulator is included in the websites of partner real estate development companies and real estate agencies, placing our brand closer to clients when they are looking to acquire real property. In 2024, we entered into 74,000 mortgage agreements with individuals, in an aggregate amount of R$32 billion during the year. Also in 2024, our mortgage portfolio had an average loan to value or LTV, which is calculated as the loan balance amount divided by the real property appraised value of 40%, compared to 42% in 2023. With respect to commercial loans, which are debt-based funding arrangements between a business and a financial institution such as us, we financed 161 new real estate units during 2024, in an aggregate amount of R$12.2 billion. According to the Brazilian Association of Real Estate Financing Providers (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança) ("ABECIP"), from January 1 to December 31, 2024, we were the second largest Brazilian bank in terms of amount of new loans to individuals, representing a 22.1% market share. Our main competitors in this segment are Caixa Econômica Federal, Banco Bradesco, Banco Santander (Brasil), and Banco do Brasil. Merchant Acquirer We, through our subsidiary Redecard Instituição de Pagamento S.A. (“Redecard”), also act in the merchant acquiring business. Redecard is one of the leading companies in the electronic payment solutions industry in Brazil. It is a multi-brand merchant acquirer of credit, debit, and benefit cards. Redecard’s activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from credit card transactions), rental of point-of-sale terminals, e-commerce solutions, e-wallet and check verification through points of sale terminals. Revenue from our merchant acquirer operations mostly consists of merchant discount rates charged to merchants based on the value of the transactions processed and costs related to these activities, such as equipment maintenance, processing handling, among others. In 2024, we processed credit and debit card transactions in the aggregate amount of R$ 917.9 billion, representing an increase of 6.9% compared to 2023. Credit card transactions reached R$ 625.4 billion, representing a year-over-year growth of 9.7%, while debit card transactions 13 totaled R$ 292.5 billion, a 1.5% increase over the previous year. We are one of the leading companies in the Brazilian market in volume of credit and debit cards transacted. According to ABECS, in the twelve-month period ended December 31, 2024, we were the largest player in the merchant acquisition business in Brazil in terms of total credit and debit card transactions volume generated by the acquiring services, representing a market share of 22.3%. Our traditional competitors in this business are Cielo and GetNet. In recent years, changes in legislation made by the Central Bank combined with the growing number of fintech, contributed to an increase in competition in the segment. Among non-traditional players, we highlight PagSeguro and Stone. Private Pension Plans We offer private pension plans to our clients for wealth and inheritance planning purposes. These plans are also beneficial to our clients for income tax purposes as these products are tax-deferred. We provide our clients with a solution to ensure the maintenance of their quality of life through long-term investments, as a supplement to government general social security system plans. Revenue from our private pension plans operations is mostly generated by management fees. Product innovation has been important for the sustainable growth of our private sector pension operations. For instance, we offer specialized advice and develop customized solutions to our corporate clients and establish long-term partnerships with them, as well as a close relationship with their human resources departments. We also adopt an internal communication strategy focused on our employee’s financial education. According to the FENAPREVI, contributions to our private pension plans (considering portability) reached R$34.0 billion in 2024, an increase of R$6.4 billion, compared to 2023. Still according to FENAPREVI, as of December 2024, our balance of provisions represented 19.4% of the market share for private pension plans, positioning us as the third largest pension provider in Brazil. Considering individual plans, our market share reached 18.9%, positioning us as the second largest private bank in terms of balance of provisions. Our main competitors in private pension plan products are controlled by large commercial banks, such as Banco Bradesco and Banco do Brasil, which, like us, take advantage of their branch network to gain access to the retail market. Vehicle Financing We offer our customers who are individuals and car dealers’ different products through sales channels in vehicle financing. Revenue from our vehicle financing operations is mostly generated by interest rates from consumer credit arrangements. Our leasing program was discontinued in 2023. We provide a 100% digital vehicle financing through Credline, which is a tool that retailers use to submit proposals to Itaú Unibanco, protected by facial biometric assessment and electronic signatures, which enables customers to easily submit paperwork for a vehicle financing and to pay interest on financing agreements in less than one minute in almost 63% of the cases. The Credline tool allows both our individual and corporate account holders to finance their vehicles in both our physical and digital branches through a simple and fast process that does not require any physical documentation or bureaucracy. 14 In 2024, our end-to-end digital process in the Itaú super App continued to increase its relevance, becoming more representative than Itaú physical branches at the end of the year. Our vehicle financing platform ended the year more modernized, with emphasis on the implementation of new credit, pricing and fraud prevention engines. As of December 31, 2024, our individual and corporate vehicle financing portfolio (without taking into account vehicles financed by FINAME, a BNDES program) totaled R$54.9 billion, a 4.3% increase as compared to December 31, 2023. In 2024, our new individual and corporate vehicle financing operations reached R$33.8 billion, a 10.1% increase, compared to 2023. The average vehicle financing term in 2024 was 44.9 months. Our efficiency index reached the best historical level, reaching 32.7% for the year ended 2024. Our efficiency index is calculated by dividing administrative costs by the sum of bank products, insurance and tax expenses. According to the Central Bank, as of December 31, 2024, we were the third largest Brazilian bank in the vehicle financing to individuals, representing a market share of 10.7%. Our main bank competitors in this business are Banco Santander (Brasil), Banco BV and Banco Bradesco. Insurance We provide a wide range of insurance products, including life and personal accident insurance, property insurance, credit life insurance and travel insurance through our subsidiaries Itaú Seguros S.A., Itaú Vida e Previdência S.A., and Itaú Corretora de Seguros S.A. (“Itaú Corretora de Seguros”). In addition, our subsidiary Itauseg Saúde S.A. offered a health insurance plan which is no longer available to our customers. We also have a 30% stake in Porto Seguro S.A, one of the largest insurance companies in Brazil. Revenue from our insurance operations is mostly generated by premiums paid by customers, commissions received for distributing insurance from partner insurers and financial income. Our insurance products are offered in synergy with the Retail Business and the Wholesale Business segments. These products have important characteristics such as a low combined ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of our revenues. We have been improving our insurance products in terms of coverage and assistance. As a result, we sell our insurance products through our own physical and digital distribution channels, and we also act as insurance brokers and provide third-party insurance policies to our clients through a platform where customers have the possibility to contract the insurance that best suits them, either from Itaú Unibanco or from a partner insurance company. Sales of insurance products by value increased by 9.0% by 2024 compared to 2023. According to SUSEP, which is the Brazilian insurance regulator, taking into account our 30% equity interest in Porto Seguro S.A., in 2024, we were the fourth largest insurance provider in Brazil in terms of premium amounts received, representing a market share of 8.3%, excluding VGBL (an insurance structured as a pension plan). Considering only our recurring insurance activities, our market share reached 10.9% in 2024. Our main competitors are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco Santander (Brasil) and Banco do Brasil which, like us, take advantage of their branch network to gain access to the clients. Despite the high concentration of Brazilian banks in the in-severance market, the growing number of insurtechs (startup companies focused on insurance) has facilitated customer access to insurance companies, making this market even more competitive. Premium Bonds (títulos de capitalização, or capitalization plans) 15 Premium bonds, or capitalization plans, are products that generally require a client to make a one-time deposit or monthly fixed deposits that will be returned at the end of a designated term, with accrued interest. Ownership of premium bonds automatically qualifies a customer to participate in periodic drawings, each time with the opportunity to win a significant cash prize. Revenue from our premium bonds operations is mostly generated by customer deposits less provisions made, and financial income. Through our subsidiary Cia. Itaú de Capitalização S.A., we currently market our premium bonds products portfolio through our branch network, digital channels, and ATMs. Customer deposits increased in 9.8% in 2024 when compared to 2023. According to SUSEP, as of December 31, 2024, we were the fourth largest provider of premium bonds in Brazil in terms of revenue from sale of these products, representing a market share of 11.0%. Our main competitors in premium bonds are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco do Brasil and Banco Santander (Brasil) which, like us, take advantage of their branch network to gain access to the retail market Consórcio Products Consórcio is a collaborative finance product, where a group of individuals or/and legal entities participate in a group, formed with the purpose of allowing the members of the group to, on equal terms, acquire certain assets, such as vehicles, properties, or services through self-financing. Payments made by group members are applied to a common fund, used by one or more consórcio members at a time, to acquire the assets elected by the members when the product was contracted. Participants receive the assets during the term of the contract through random drawing and bid offers. There are three different types of bids that may be combined: (i) bid offer to be funded with the individual’s or the entity’s own resources; (ii) bid offer to be partially funded with a letter of credit; and (iii) bid offer to be funded with FGTS funds (only for real estate consórcio groups). Revenue from consórcio operations is primarily generated through management fees, which remain fixed for each consórcio share. These fees cover the resource management, financial health oversight of the groups, administration of bid offers and credit allocation for the acquisition of vehicles, properties, or services. As administrators, Itaú Administradora and Fiat Administradora ensure that all participants within a consórcio group will have the right to acquire the selected assets before the group concludes. As the resources used by a participant in the acquisition of assets are its own, the management of a consórcio, carried out by Itaú Administradora and Fiat Administradora, does not generate a risk of default or regulatory capital requirements for us. For the year ended December 31, 2024, we reached a total of R$30.06 billions of sales during the year. Focusing on journey improvements, communication, new features for sales, businessto- business-to-consumer onboarding and new product launch (Reduced Installment). According to the Central Bank, in 2024, we had a market share of 7.1% in total consórcios services fees. Taking only banks into account, we are the third largest provider of consórcios products in Brazil, in terms of fees collected. Our main competitors from the financial services under in the Brazilian Consórcios market are Bradesco Consórcios and BB Consórcios. Microcredit 16 We offer a line of credit for individual entrepreneurs and self- employed people who want to expand and leverage their businesses. Credit is granted by specialists, who are constantly in touch with customers to evaluate their financial situation and understand their needs. Specifically, we target businesses with annual revenue of up to R$360,000. Our customers are able to pay and manage their loan agreements using our mobile app, where they also have access to other financial products such as payments, wires and credit cards. In 2024, we granted R$2.3 billion of loans, reaching more than 298,000 customers who benefited from our microcredit line. We are members of the National Guided and Productive Microcredit Program, or PNMPO, a program created by the Brazilian Government to support and finance productive activities of entrepreneurs such as beauty services, clothing stores and restaurants. Public Sector Our Public Sector banking segment is dedicated to serving the Brazilian federal, state and municipal government, as well as selected state-owned companies. It provides a full array of financial services to government related entities, including tax collection and public utilities billing. The clients are served from regional offices across Brazil with a team of professionals proficient in the specifics of government banking. This segment provides a comprehensive portfolio which includes payroll services, asset management products, foreign exchange, payment solutions and selected credit products to provide a full-service banking experience to our clientele. As of December 31, 2024, this segment managed relationships with over 9,000 government entities and institutions in Brazil. Wholesale Business Our Wholesale Business segment offers a wide range of products and services to middle-market, agribusiness, large and ultra-large companies, which are companies with annual revenues equal or greater than R$50 million through the following divisions: (i) investment banking, through Itaú BBA, (ii) asset management, mostly through Itaú Asset Management, (iii) investment services, (iv) private banking, through Itaú Private Bank, and (v) securities brokerage services through Itaú Corretora de Valores S.A. Our Wholesale Business segment offers a wide range of products and services to the largest economic groups of Brazil. Our activities in this business segment range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions. Our Wholesale Business segment accounted for 34%, 35%, and 34% of our revenue for the years ended December 31, 2022, 2023 and 2024, respectively. Revenue from our Wholesale Business segment is mostly generated by banking services and bank charges, such as credit financing, cash management, investment banking, foreign exchange and derivatives. One of the main strategies of our Wholesale Business segment is to improve efficiency in our operations, reducing costs and increasing our revenues. Some of our initiative towards this goal includes: (i) agribusiness segment expansion and (ii) middle market expansion. Investment Banking Our investment banking business is carried out by our subsidiary Itaú BBA and assists companies to raise capital through fixed income and equity instruments and provides advisory services in mergers and acquisitions operations. Through a highly qualified team we support most of the largest companies in Brazil, and our Investment Banking team is also present in Latin America 17 and in the Northern Hemisphere, providing support and advisory services to many conglomerates worldwide. Revenue from our investment banking operations is mostly generated by banking fees on large and complex financial transactions, such as M&A advisory fees, and structuring and distributing fees from debt capital markets ("DCM"), and equity capital markets ("ECM"), deals. According to Dealogic Ltd. (“Dealogic”), and ANBIMA, as of December 31, 2024, Itaú BBA was the largest investment bank in equity deals and the third in advisory of mergers and acquisitions in Brazil, based on the number of transactions. Itaú BBA ranked first in origination and in distribution in DCM transactions in the Brazilian market. In the investment banking division, Itau BBA’s main competitors include Santander, Credit Suisse (Brazil) S.A., Merrill Lynch S.A. (Brazil), Morgan Stanley S.A. (Brazil), JP Morgan S.A. (Brazil), Bradesco BBI and BTG Pactual S.A. Asset Management We offer asset management services through our subsidiary Itaú Asset Management, which has more than 60 years of experience in investment management, and through Kinea Investimentos Ltda., “Kinea”, an alternative investments management company controlled by us. Revenue from our asset management operations is mostly generated by administration fees and performance fees of our products. According to ANBIMA, as of December 31, 2024, Itaú Asset Management had R$1,033 billion in assets under management, representing a market share of 11.3%, considering that the asset management industry in Brazil held assets totaling R$9,170 billion. Additionally, according to the same institution, Itaú Asset Management had the highest net new money in 2024, with R$63.1 billion. As of December 31, 2024, Itaú Asset Management was the largest privately-owned bank asset manager in Brazil in terms of assets under management, according to ANBIMA. Our main competitors are Banco do Brasil, Bradesco, BTG Pactual, and Santander. As of December 31, 2024, Kinea held R$146.3 billion in assets under management, compared to R$139.4 billion as of December 31, 2023, according to ANBIMA. Investment Services In our investment services division, we provide (i) custody and fiduciary services for investment funds, (ii) custody and representation services for non-resident investors, and (iii) corporate solutions where we act as transfer agent and stockholder servicer for Brazilian companies issuing equity, corporate bonds, promissory and bank credit notes in the Brazilian market. We also work as guarantor on project financings, and agent on escrow accounts and financing agreements. Revenue from our investment services division is mostly generated by basis points fees on our assets under service and banking fees on corporate solutions. We provide the technological tools to each service on a daily basis and rely on compliance and contingency procedures to ensure a safe and reliable service to our clients, so they can direct the focus on their business management. Nevertheless, we continue to improve our technological platform and tools regarding securities services and investing in new solutions for our clients. Our primary clients in our investment services division are pension funds, insurance companies, asset managers, international global custodians and equity and debt issuers, representing over 1,000 corporate groups. 18 According to ANBIMA, as of December 31, 2024, Itaú Unibanco (including Intrag Distribuidora de Títulos e Valores Mobiliários Ltda. ("Intrag"), which offers investment services to third party asset management firms) was the second largest player in the Brazilian fiduciary services business in term of total assets under administration with R$1.5 trillion, representing a market share of 16.7%.The same source also indicates that, as of December 31, 2024, we were the second largest player in the custody market in terms of total assets under custody with R$2.0 trillion, representing a market share of 17.5%. As of December 31, 2024, we were the leader in the corporate solutions business, acting as agent and register provider to 217 companies listed on B3, which represents 55.8% of companies listed on that stock exchange. Moreover, we were the leader in transfer agent, with 205 debentures offerings in the Brazilian market, representing 33.1% of the debentures market in Brazil. Itaú Private Bank Itaú Private Bank offers customized banking, investment and wealth management services and products to high-net-worth individuals and companies. With a full global wealth management platform, we are one of leaders in the private bank market in Brazil and one of the main private bank players in Latin America. Our multidisciplinary team, which is supported by a team of investment advisors and product experts, provides comprehensive financial services to clients, understanding and addressing their needs from our twelve offices in Brazil and in our international offices located in the United States of America, Portugal, Switzerland, and the Bahamas. Revenue from our private banking operations is mostly generated by fund management fees, pension funds, performance fees, exchange operations and brokerage. In addition to the complete portfolio of products and services that Itaú Private Bank offers, our clients also have access to a wide-open platform from third party providers with alternative products. Our main competitors are Bradesco, Santander and BTG, for the Brazilian market, and UBS, JP Morgan and Citibank, for the offshore market. As of December 31, 2024, we achieved a market share of 29.0% of private banking operations in Brazil, according to ANBIMA, a decrease of 0.5% compared to December 31, 2023. Itaú Corretora de Valores (Securities Brokerage) Itaú Corretora de Valores S.A. (“Itaú Corretora de Valores”) has been providing securities brokerage services since 1965. We provide retail brokerage services in Brazil to over 531,000 clients with positions in the equity and fixed income markets, accounting for R$156.1 billion in trading volume in 2024. The brokerage services are also provided to international clients through Avenue, our digital securities brokerage based in the U.S. According to DATAWISE, a system affiliated with the B3, we were the third provider of retail brokerage services in terms of by equity trading volume in 2024. Our main competitors in this division are XP Investimentos, Ágora Corretora de Títulos e Valores Mobiliários S.A., Rico Corretora de Títulos e Valores Mobiliários S.A., Nu Invest Título Corretora de Valores S.A., BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Santander Corretora de Câmbio e Valores Mobiliários S.A. and Safra Corretora de Títulos e Valores Mobiliários S.A. International Operations Through our internationalization strategy, we seek to understand different markets, business, products and services and to identify opportunities to integrate our units and to expand our 19 operations to new countries. It is our aim to achieve, the same management quality and level of results we have in Brazil, in the other countries where we operate. The table below shows some of our operations in Latin America, excluding Brazil, as of December 31, 2024: Countries Branches & CSBs ATMs Employees Chile 145 134 4,720 Colombia (1) 67 117 2,174 Paraguay 31 296 1,252 Uruguay (2) 22 67 1,275 (1) Includes employees in Panama. (2) Does not include the 30 points of sale of OCA S.A., our credit card operator in Uruguay. Overview Latin America is a priority in our international expansion due to the geographic and cultural proximity to Brazil. Our goal is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals and companies. Over the past years, we consolidated our presence in Chile, Paraguay and Uruguay. In these countries, we operate in the retail, small and middle-market companies, corporate and treasury segments, with commercial banking as our main focus. As a result of the merger between Banco Itaú Chile and CorpBanca, which reinforced our presence in Colombia and Panama, we expanded our operations in the region even further. In Mexico, we are present through an office dedicated to equity research activities. In August 2023, we announced the sale of all our shares held in Banco Itaú Argentina S.A. Nonetheless, we continue to serve Argentine corporate clients and individuals in the wealth and private banking through our foreign units. As of December 31, 2024 we had a network of 265 branches, including 17 digital branches, and client service branches in Latin America (excluding Brazil). In Paraguay, we had 67 non-bank correspondent locations, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2024, we also had 30 points of service through OCA S.A., our credit card operator in Uruguay. For further information on our distribution network in Latin America, see “Distribution Channels”. Banco Itaú Chile (formerly named Itaú CorpBanca) In April 2016, we closed the merger of Banco Itaú Chile with CorpBanca and, as a result, acquired control of the resulting entity: Itaú Corpbanca (“Itaú CorpBanca,” known as Banco Itaú Chile). Throughout the years, we increased our participation, mainly due to the following events: (a) exercise of put options by Corp Group Banking S.A., the former controlling stockholder of CorpBanca in 2021; (b) shares received through its affiliates within the scope of the debt restructuring of the Corp Group’s companies, as approved by the court-supervised reorganization proceeding in the United State (Chapter 11) in 2022; and (c) settlement of a voluntary tender offer made in 2023. We currently hold 67.42% of Banco Itaú Chile’s total capital stock. Banco Itaú Chile (formerly named Itaú CorpBanca) provides a broad range of wholesale and retail banking services to customers in Chile and Colombia. In addition, it provides financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through subsidiaries, and banking services through the New York branch. It operates in two main geographic areas: Chile and Colombia. The Chilean business unit also includes operations carried out by Itaú Chile New York branch and the Colombia segment also includes the operations carried out by Itaú (Panama) S.A. 20 Business segments in Chile have been strategically aligned onto three areas directly related not only to our medium-term strategy but to our customers’ needs: (1) Wholesale Banking (a. Corporate, b. Large Companies and c. Real Estate and Construction); (2) Retail Banking (a. Itaú Personal Bank, b. Itaú Branches, c. Itaú Private Bank, d. Midsize Companies, e. Small and Medium Enterprises and f. Banco Condell, our Consumer Finance Division); and (3) Treasury. Itaú Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla. According to the Comisión para el Mercado Financero, as of December 31, 2024, our market share was 10.7% based on total outstanding loan balance in Chilean pesos, positioning us as the fifth largest private bank in Chile (includes privately-owned banks only). Our main competitors are Banco Santander-Chile, Banco de Chile, Scotiabank Chile and Banco de Crédito e Inversiones. Banco Itaú Paraguay Our operations in Paraguay began in 1978 under the brand “Interbanco,” which was changed to Itaú Paraguay in 2010 after the merger between Itaú and Unibanco. Banco Itaú Paraguay offers a wide variety of products and financial solutions to serve the needs of different customers segments such as small and middle market companies, agribusiness, large companies, institutions, and individuals. The high-performance levels of Banco Itaú Paraguay within the Paraguayan financial system are supported by the strong position held by the bank, leading several commercial segments with what we believe to be a robust generating capacity and a solid emphasis on risk management. All these factors allow the company to achieve high levels of performance and returns. In 2019 Banco Itau Paraguay opened its first digital branch enhancing its presence in Paraguay’s financial market and supporting our business growth strategy. In recent years, we set up three new enterprises in Paraguay, namely Itaú Invest, Itaú Asset Management and Itaú Insurances. In 2023, we also acquired Pont S. A., which enabled us to launch of two new products in Paraguay (i) a device and app named Pik, which enables the acceptance of payments with all credit or debit cards from all banks and financial institutions, allows for the opening of a bank account and will eventually accept QR code and wallet payments, and (ii) a marketplace named “Tienda Naranja”. Notwithstanding the fact that these companies are independent from Banco Itaú Paraguay, we offer support to them through our different operational structures and teams. According to the Central Bank of Paraguay, as of December 31, 2024, we were the third largest private bank in Paraguay in terms of total outstanding loan balance in guaranis, representing a market share of 15.0%. Our main competitors in Paraguay are Banco Continental, Sudameris and GNB Paraguay. Banco Itaú Uruguay Our banking operations in Uruguay include Banco Itaú Uruguay, OCA (the largest credit card issuer in Uruguay, according to data from the Central Bank of Uruguay) and the pension fund management company Unión Capital. Our strategy in Uruguay is to serve a broad range of clients through customized banking solutions. Our retail business is focused on individuals and small companies. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and internet banking. The wholesale business division is focused on multinational companies, financial institutions, large and middle market companies and the public sector, providing lending, cash management, treasury, trade and investment services. 21 In 2019 Banco Itaú Uruguay opened its first digital branch enhancing its presence in Uruguay’s financial market. In 2022, Itaú Unibanco further advanced in the Uruguayan market by acquiring (i) 56% of Resonance Uruguay, a merchant acquirer as part of our expansion in the payments solutions industry; (ii) 30% of Grupo Prex and Grupo Paigo, fintechs that are leaders in the market to improve the expansion in the digital bank market; and (iii) 100% of AFISA, a Uruguayan Asset Management company. In 2024, we acquired 40% of Handy, a payment facilitator focused on small market companies. According to the Central Bank of Uruguay, as of December 31, 2024, we were the second largest private bank in Uruguay in terms of total outstanding loans in Uruguay pesos, representing a market share of 28.7%. Our main competitors in Uruguay are Banco Santander Uruguay, BBVA Uruguay and Scotiabank Uruguay. Itau BBA International Our banking activities carried out under the corporate structure of Itau BBA International are mainly focused on two business lines: • Corporate and Investment Banking: through Itau BBA International, headquartered in the United Kingdom, and its subsidiary Itaú Europe, headquartered in Portugal, with a branch in Luxembourg and business platforms in Madrid, Spain, and Paris, France, this segment supports the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and the Northern Hemisphere. The services offered include the origination of structured financing, hedging, trade financing and advisory to Latin American and U.S. companies undertaking business in the Northern Hemisphere and large economic groups investing into Latin America. • Private Banking: under the corporate structure of Itau BBA International, we manage private banking activities in Miami, U.S., and Zurich, Switzerland, offering specialized financial and asset management services for Latin American clients with high net worth by providing a diversified and specialized basis of investment funds, trading and managing on their account securities and other financial instruments, as well as by managing trusts and investment companies on behalf of customers. Other International Operations We have other international operations in the U.S., Cayman Islands, and the Bahamas, which have the following objectives: • Support our clients in cross-border financial transactions and services, providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions, and international capital markets offerings. Our international units offer a variety of financial products through their branches. • Manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fundraising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be conducted by our branches located in the Cayman Islands, the Bahamas, and the United States, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands. Our proprietary portfolios are mainly held by Itaú Bank and our Nassau and Cayman Islands branches. These offices also enhance our ability to manage our international liquidity. 22 Through our international operations, we establish and monitor trade-related lines of credit from foreign banks, maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities. Distribution Channels We provide a wide range of financial services and products to our clients, from commercial banking to asset management and investment banking services. Those products are distributed through two main channels: traditional and digital channels. The traditional channels are composed of physical branches – which could be either full-service branches or in-house corporate service centers – and ATMs. The digital channels are operated remotely, via the internet or mobile phones. Our network of 2,768 branches as of December 31, 2024, which includes physical and digital branches, distributes all of products and services in Brazil. We also have our own ATMs and additional 24,207 machines via partnership with Technologia Bancaria S.A. ("Tecban"), (as of December 31, 2024), which are a very convenient and efficient way of serving clients, due to its low operating costs, 24/7 availability and very complete services offering. Clients who prefer to use digital channels, such as internet and mobile banking, are served remotely by our relationship managers based on one of our 481 digital branches in Brazil. Standard channels Branches CSBs ATMs 2024 2023 2022 2024 2023 2022 2024 2023 2022 Brazil 2,768 3,066 3,188 412 627 657 15,209 16,898 18,423 Abroad 254 272 362 11 18 29 614 627 993 Argentina - - 64 - - 10 - - 155 Chile 145 163 179 - - - 134 145 359 Colombia 64 60 69 3 3 5 117 107 103 Paraguay 28 27 28 3 9 9 296 308 308 Uruguay 17 17 17 5 6 5 67 67 68 Other - 5 5 - - - - - - Total in Brazil and abroad 3,022 3,338 3,550 423 645 686 15,823 17,525 19,416 Evaluation Only. Created with Aspose.Cells for .NET.Copyright 2003 - 2023 Aspose Pty Ltd. Digital Channels (Internet and Mobile Banking) Digital channels continue to play a pivotal role in Itaú’s ongoing transformation and digitalization journey. In 2024, more than 3.9 million accounts were opened through digital channels—nearly one million more than in 2023—accounting for 59% of all new accounts. Among our current account holders, we observed growth both in the number of customers using our digital platforms (a 16% increase) and in their engagement levels, with a 21% rise in monthly usage per customer. Combined, this represents a 40% increase in total accesses to our digital platforms. Growth in total accesses to our super-app is even more significant—with a 55% increase— particularly when factoring in “credit card holders” and “iti” customers who migrated to the superapp as part of our “One Itaú” strategy, which aims to unify the user experience through a single app offering comprehensive banking services. Moreover, digitalization continues to play a dominant role in daily transactions, with over 98% of all transfers and payments at Itaú carried out via digital channels. We remain committed to improving the user experience by reinforcing our design principles, leveraging data analytics, and advancing technical modernization initiatives. These efforts have 23 driven a notable increase in our super-app NPS across all customer segments - with year-onyear gains ranging from 6 to 8 points depending on the segment - and reaching the “excellence zone” in upper-income segments. Additionally, in 2024 we had 32% more deploys than previous year, allowing us to rapidly introduce new features and deliver enhanced services—all while upholding the highest quality standards. Our Brand and Marketing Channels The year of 2024 marked the 100th anniversary of Itaú Unibanco, introducing a new brand identity and an ambitious corporate vision for the future. This milestone is reflected in our new brand statement— “made of future” (feito de futuro) —reinforcing our commitment to being even closer to our clients, employees, investors, and society as a whole. A relevant achievement for our brand also took place in 2024, such as the new brand repositioning of our business-to-business segment aimed at corporate clients: large, medium and small companies, addressing the commercial and financial needs of companies. The brand also reinforced its positioning with the launch of the new digital super app, which introduces several new features to provide a simpler, faster, and more seamless digital experience—making customers’ lives easier in an innovative and impactful way. Personnalité and Uniclass brands, relaunched in the previous year, also strengthened their brand position. Itaú has ranked first in many brand rankings every year consecutively, such as Brand DX, where its value increased 6% in 2024, going from R$44.2 billion to R$47 billion. We were also the top Brazilian brand in the ranking of the world’s most valuable brands in Brand Finance Global 500 2025, most valuable brand (US$8.6 billion) for the eighth consecutive year in Brand Finance Brasil 100 2024 and Most Valuable Brazilian Brands occupying first place on the list for the third consecutive year with a brand value of US$7.4 billion in Kantar BrandZ 2024. b. revenues by segment and their share in the issuer’s net revenues 24 Revenues from Operations in Brazil and Abroad We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our interest income from loans and leases, banking service fees and income from insurance, private pension plans and premium bonds transactions are divided between revenues earned in Brazil and outside of Brazil. The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2024, 2023 and 2022. The following information is presented in IFRS Accounting Standard as issued by the IASB, after eliminations on consolidation. 25 For the Year Ended December 31, Variation Revenues from operations in Brazil and abroad 2024 2023 2022 2024 - 2023 2023 - 2022 (In millions of R$, except percentages) Income related to interest and similar (1,2,3) 271,126 255,962 203,770 15,164 5.9% 52,192 25.6% Brazil 219,281 221,534 173,746 (2,253) (1.0)% 47,788 27.5% Abroad 51,845 34,428 30,024 17,417 50.6% 4,404 14.7% Commissions and Banking Fees (3) 47,071 45,731 44,566 1,340 2.9% 1,165 2.6% Brazil 41,888 41,147 40,062 741 1.8% 1,085 2.7% Abroad 5,183 4,584 4,504 599 13.1% 80 1.8% Income from insurance contracts and private pension (3) 6,982 6,613 5,407 369 5.6% 1,206 22.3% Brazil 6,982 6,613 5,407 369 5.6% 1,206 22.3% Abroad - - - - - 1) Includes interest and similar income, income of financial assets and liabilities at fair value through profit or loss, foreign exchange results, and exchange variation on transactions abroad. 2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or greater of its revenues. 3) In "Brazil" geographic region the companies headquartered in the country and "Abroad" are considered; the other companies, the amounts consider the already eliminated values. Evaluation Only. Created with Aspose.Cells for .NET.Copyright 2003 - 2023 Aspose Pty Ltd. c. income or loss arising from the segment and its share in the issuer’s net income The following is a summary of the results of our operating segments, where the total may not represent the sum of the parts because inter-segment transactions have been eliminated only in the consolidated. In Million of R$ In Million of R$ 26 In Million of R$ 1.4 With respect to the products and services that correspond to the operating segments disclosed in item 1.3, describe: a. the characteristics of the production process There is not. b. the characteristics of the distribution process There is not. c. the characteristics of the markets in which it operates, in particular: i. share in each of the markets Title Product/Servi ce Market Position Additional Information and Main Competitors Source Retail Business Retail Banking (including Itaú Personnalité) As of December 31, 2024, our market share of individuals loans represented 11.2% and we are ranked the largest privately-owned bank in this segment in Brazil. Our main competitors are Caixa Econômica Federal, Banco do Brasil, Banco Bradesco and Banco Santander (Brasil). Banco Central. Credit Cards Credit Cards We are the leader in the Brazilian credit card segment with a market share in terms of purchase volume of 25.4% in the fourth quarter of 2024. Our traditional competitors in the credit card segment are Banco Bradesco, Banco Santander (Brasil), Banco do Brasil and Caixa Econômica Federal. However, in recent years an increasing ABECS. 27 number of small and new digital competitors has entered this market, among which are Nubank, Banco Inter and Banco Original. Personal Credit Personal Credit As of December 31, 2024, we achieved a market share of 11.2% of personal credit in Brazil. It’s a decrease of 0.7% compared to December 31, 2023. Itaú Unibanco Holding and Banco Central. Payroll Deducted Loans Payroll Deducted Loans As of December 31, 2024, our market share in terms of payroll loans represented 11.0%, the fourth largest company in this segment in Brazil. Our main competitors in this business are Banco do Brasil, Caixa Econômica Federal, Banco Bradesco and Banco Santander (Brasil). Itaú Unibanco Holding and Banco Central. Mortgage Loans Financing and mortgage lending From January 1 to December 31, 2024, we were the second largest Brazilian bank in terms of amount of new loans to individuals, representing a 22.1% market share. Our main competitors in this segment are Caixa Econômica Federal, Banco Bradesco, Banco Santander (Brasil), and Banco do Brasil. Itaú Unibanco Holding and ABECIP (Associação Brasileira das Entidades de Crédito) Imobiliário e Poupança). Merchant Acquiring Merchant Acquiring In the twelve-month period ended December 31, 2024, we were the largest player in the merchant acquisition business in Brazil in terms of total credit and debit card transactions volume generated by the acquiring services, representing a market share of 22.3%. Our traditional competitors in this business are Cielo and GetNet. In recent years, changes in legislation made by the Central Bank combined with the growing number of fintech, contributed to an increase in competition in the segment. Among non-traditional players, we highlight PagSeguro and Stone. Itaú Unibanco Holding and ABECS (Associação Brasileira das Empresas de Cartões de Crédito e Serviços). Private Pension Plans Private Pension Plans As of December 2024, our balance of provisions represented 19.4% of the market share for private pension plans, positioning us as the third largest pension provider in Brazil. Considering individual plans, our market share reached 18.9%, Our main competitors in private pension plan products are controlled by large commercial banks, such as Banco Bradesco and Banco do Brasil, which, like us, take advantage of their branch network to gain access to the retail market. FENAPREVI (Federação Nacional de Previdência Privada e Vida.) 28 positioning us as the second largest private bank in terms of balance of provisions. Vehicles Vehicles As of December 31, 2024, we were the third largest Brazilian bank in the vehicle financing to individuals, representing a market share of 10.7%. Our main bank competitors in this business are Banco Santander (Brasil), Banco BV and Banco Bradesco. Itaú Unibanco Holding and Banco Central. Insurance Insurance Taking into account our 30% equity interest in Porto Seguro S.A., in 2024, we were the fourth largest insurance provider in Brazil in terms of premium amounts received, representing a market share of 8.3%, excluding VGBL (an insurance structured as a pension plan). Considering only our recurring insurance activities, our market share reached 10.9% in 2024. Our main competitors are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco Santander (Brasil) and Banco do Brasil which, like us, take advantage of their branch network to gain access to the clients. Despite the high concentration of Brazilian banks in the in-severance market, the growing number of insurtechs (startup companies focused on insurance) has facilitated customer access to insurance companies, making this market even more competitive. SUSEP. Premium Bonds (títulos de capitalização , or capitalization plans) Capitalization As of December 31, 2024, we were the fourth largest provider of premium bonds in Brazil in terms of revenue from sale of these products, representing a market share of 11.0%. Our main competitors in premium bonds are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco do Brasil and Banco Santander (Brasil) which, like us, take advantage of their branch network to gain access to the retail market. SUSEP. Consórcio Products Revenues from consortium services In 2024, we had a market share of 7.1% in total consórcios services fees. Taking only banks into account, we are the third largest provider of consórcios products in Brazil, in terms of fees collected. Our main competitors from the financial services under in the Brazilian Consórcios m arket are Bradesco Consórcios a nd BB Consórcios. Banco Central. 29 Investment Banking Investment Banking As of December 31, 2024, Itaú BBA was the largest investment bank in equity deals and the third in advisory of mergers and acquisitions in Brazil, based on the number of transactions. Itaú BBA ranked first in origination and in distribution in debt capital markets transactions in the Brazilian market. In the investment banking division, Itau BBA’s main competitors include Santander, UBS, Merrill Lynch S.A. (Brazil), Morgan Stanley S.A. (Brazil), JP Morgan S.A. (Brazil), Bradesco BBI and BTG Pactual S.A. Dealogic Ltd. (Dealogic) and ANBIMA Asset Management Asset Management Itaú Asset Management was the largest privatelyowned bank asset manager in Brazil in terms of assets under management, representing a market share of 11.3%. As of December 31, 2024, the asset management industry in Brazil held assets totaling R$9,170 billion. Our main competitors are Banco do Brasil, BTG Pactual and Santander ANBIMA. Investment Services Local Custody As of December 31, 2024, Itaú Unibanco (including Intrag Distribuidora de Títulos e Valores Mobiliários Ltda. ("Intrag"), which offers investment services to third party asset management firms) was the second largest player in the Brazilian fiduciary services business in term of total assets under administration with R$1.5 trillion, representing a market share of 16.7%.The same source also indicates that, as of December 31, 2024, we were the second largest player in the custody market in terms of total assets under custody with R$2.0 trillion, representing a market share of 17.5%. As of December 31, 2024, we were the leader in the corporate solutions business, acting as agent and register provider to 217 companies listed on B3, Our main competitors are Banco Bradesco S.A. and Banco do Brasil S.A. Itaú Unibanco Holding, ANBIMA and B3. 30 which represents 55.8% of companies listed on that stock exchange. Moreover, we were the leader in transfer agent, with 205 debentures offerings in the Brazilian market, representing 33.1% of the debentures market in Brazil. Itaú Corretora (Securities Brokerage) Retail Brokerage Services We were the third provider of retail brokerage services in terms of by equity trading volume in 2024 Our main competitors in this division are XP Investimentos, Ágora Corretora de Títulos e Valores Mobiliários S.A., Rico Corretora de Títulos e Valores Mobiliários S.A., Nu Invest Título Corretora de Valores S.A., BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Santander Corretora de Câmbio e Valores Mobiliários S.A. and Safra Corretora de Títulos e Valores Mobiliários S.A. DATAWISE, a system provided by B3. Banco Itaú Chile (formerly named Itaú CorpBanca) Total credit portfolio (includes only private banks) As of December 31, 2024, our market share was 10.7% based on total outstanding loan balance in Chilean pesos, positioning us as the fifth largest private bank in Chile (includes privately-owned banks only). Our main competitors are Banco Santander- Chile, Banco de Chile, Scotiabank Chile and Banco de Crédito e Inversiones. Comissão do Mercado Financeiro do Chile (CMF). Banco Itaú Paraguay Total credit portfolio (includes only private banks) As of December 31, 2024, we were the third largest private bank in Paraguay in terms of total outstanding loan balance in guaranis, representing a market share of 15.0%. Our main competitors in Paraguay are Banco Continental, Sudameris and GNB Paraguay. Central Bank of Paraguay. Banco Itaú Uruguay Total credit portfolio (includes only private banks) As of December 31, 2024, we were the second largest private bank in Uruguay in terms of total outstanding loans in Uruguay pesos, representing a market share of 28.7%. Our main competitors in Uruguay are Banco Santander Uruguay, BBVA Uruguay and Scotiabank Uruguay. Central Bank of Uruguay. 31 ii. state of competition in the markets Competition The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil. According to the Central Bank, as of December 31, 2024, there were 200 conglomerates, commercial banks and multiple-service banks, development banks, non-bankcredit, payment and capital markets institutions, and Caixa Econômica Federal, among a total of 1,424 institutions in Brazil. We, together with Banco Bradesco S.A. and Banco Santander Brasil S.A., are the leaders in the privately-owned multiple-services banking sector. As of December 31, 2024, these three banks accounted for 33.6% of the Brazilian banking sector’s total assets, according to the Central Bank. We also face competition from state-owned banks. According to the Central Bank, as of December 31, 2024, Banco do Brasil S.A., Caixa Econômica Federal, and Banco Nacional de Desenvolvimento Econômico e Social (BNDES) accounted for 30.2% of the banking system’s total assets. The following table sets for the total assets of the ten main banks in Brazil, classified according to their interest in the total assets of the Brazilian banking sector: Position Banks of total assets (1) Control Type 2024 (2) % of Total 1st ITAÚ privately-owned 2,766.2 15.8 2nd Bando do Brasil state-owned 2,410.3 13.8 3rd CAIXA ECONÔMICA FEDERAL state-owned 2,026.5 11.6 4th BRADESCO privately-owned 1,744.6 10.0 5th SANTANDER privately-owned 1,369.4 7.8 6th BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL state-owned 835.9 4.8 7th BTG PACTUAL privately-owned 649.6 3.7 8th SAFRA privately-owned 302.0 1.7 9th XP privately-owned 301.8 1.7 10th CITIBANK privately-owned 229.6 1.3 n.a. Others n.a 4,845.4 27.8 Total 17,481.3 100.0 (In billions of R$) (In billions of R$) 1) Based on Banking Services, except insurance and pension funds. 2) Source: Central Bank (IF.data) In general, technology-driven competitors act in specific business lines such as credit cards, clean credit and payroll loans (e.g Nubank), investment, wealth and investment banking services (e.g XP Investimentos, BTG Pactual), acquiring services and loans (e.g MercadoPago), among others. Although many of our non-traditional competitors are still in the early stages of development, in order to become more resilient, they have gradually increased the number of products and services offered. The awareness that even companies outside of the financial industry could develop advanced technologies to provide financial services, keeps larger institutions in a state of constant alert to disrupt businesses. As technology advances rapidly and clients’ preferences and expectations change, boosted by innovations introduced by the new competition, traditional competitors are also changing and redesigning their products, distribution, and communication channels. d. possible seasonality Our business is not significantly affected by seasonality. e. main inputs and raw materials, stating: 32 i. description of relationships with suppliers, including whether they are subject to government control or regulation, indicating bodies and applicable legislation The procurement of goods and services in our supply chain is carried out in a centralized way by the Procurement department, with the involvement of the procuring and legal and other backoffice departments. However, there are categories where commercial and contractual negotiation stages are assigned to their technical managers. The other contracting stages are carried out in a centralized manner by the Procurement department, ensuring the administrative assessment of the supplier and the registration of the contracts signed in the management system. We have a structured supplier assessment process aimed at mitigating risks in our supply chain. This process starts with the supplier accessing the website www.itau.com.br/fornecedores to register in the institutional system where the Code of Ethics, Supplier Relationship Code, Sustainability Policy and Minimum Information Security Requirements are published for awareness and acknowledgment purposes. After registering in our system, the supplier goes under an administrative approval process, consisting of an analysis of the supplier’s adherence to environmental and social responsibility practices, as well as compliance with business obligations and compliance with fiscal, tax and labor legislations. This process is based on three pillars of risk analysis and includes a specific view based on the risks of the category of the products or services supplied. Reputational/Regulatory: analysis of the image risks and compliance with current legislation; Financial: analysis of risks associated with the supplier’s financial health; and Labor: analysis of risks associated with the suppliers’ compliance with labor obligations. In addition to this administrative assessment, in accordance with established internal criteria, suppliers go under a technical approval stage aimed at reviewing the technical information of the supplier and its products and services, identifying whether what they offer is in line with the institution’s needs and requirements. For suppliers that support the bank’s critical operations, the procurement of products and services is assessed and addressed separately. Suppliers will be eligible to take part in procurement processes if first approved in the aforementioned analyses. After being engaged, the relationship with suppliers must be efficient, ethical and respectful over the term of the contract. For this purpose, Itaú Unibanco has its business relations formalized in accordance with internal procedures and legal requirements. While the contract is in force, the parties must comply with and ensure adherence to contractual clauses, performance and quality of the services engaged. Approved suppliers are periodically monitored for the same risks reviewed in the approval process so that we can check the initial condition assessed. In the event we identify any material facts at any time, such supplier may be barred from new contracts and ultimately have their contracts terminated. As a member of the National Financial System, our operations are regulated and follow the guidelines issued by regulation, self-regulation and inspection bodies, such as the Central Bank of Brazil (BACEN), National Monetary Council (CMN), Brazilian Securities and Exchange Commission (CVM), Superintendency of Private Insurance (SUSEP), and the Ministry of Labor. ii. any dependence on a few suppliers 33 The search for suppliers to the Bank should be an ongoing and regular activity, seeking to strengthen the supplier base, ensure competition, better prices and opportunities, and overcome critical supply issues. The persons in charge of procuring or contracting out services in the Bank should always encourage free competition and carry out procurement processes involving at least two suppliers, whenever possible. Possible dependence may arise as a result of a supplier providing services on an exclusive basis. iii. any volatility in the prices of suppliers Price volatility related to supplier agreements is affected by macroeconomic parameters such as interest and foreign exchange rates, equities, commodities, and indexes (e.g., inflation). 1.5 Identify whether there are clients responsible for more than 10% of the issuer’s net revenues, stating: a. total amount of revenues arising from the client No clients account for more than 10% of the Issuer’s revenue. b. operating segments affected by the revenue arising from the client The table below shows the concentration of loan and lease operations: 1.6 Describe the material effects of state regulation on the issuer’s activities, specifically commenting on: a. the need for government authorization for the performance of activities and the history of the Issuer’s relationship with the public authorities in obtaining such permits To exercise its activities, the Issuer depends on prior authorization from the Central Bank. Founded on September 9, 1943 under the name Banco da Metrópole de São Paulo S.A., registered with the Board of Trade of the State of São Paulo (JUCESP) under No. 20,683 on May 22, 1944, the Issuer was authorized to operate as a financial institution on July 24, 1944. However, its history goes back to the history of Itaú and Unibanco. On September 27, 1924 the banking section of Casa Moreira Salles started operating, which later became Banco Moreira Salles. The institution, which would become the protagonist of a continuous process of mergers and acquisitions, in 1975 adopted the name Unibanco. In the Itaú group, the origins date back to 1944, when members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo, today Itaú Unibanco S.A. In relation to the capital market, the Issuer's shares were admitted for trading on B3 - Brasil, Bolsa, Balcão ("B3") in March 2003 to replace the shares of the institution that is now Itaú Unibanco Largest debtor 6,658 5,378 10 largest debtors 44,294 34,637 20 largest debtors 66,407 54,100 50 largest debtors 106,980 87,446 100 largest debtors 148,748 121,866 December 31, (In R$ million) By concentration 2024 2023 34 S.A., which were admitted for trading on B3 (then the Official Stock Exchange of São Paulo) on October 20, 1944. Supervision and Regulation We are subject to regulation by, and supervision of, several entities. We have branches and subsidiaries in Brazil and in several other jurisdictions, such as the Bahamas, the Cayman Islands, Colombia, Chile, Uruguay, Paraguay, Panama, the United States, the United Kingdom, Portugal and Switzerland. The Central Bank supervises Brazilian financial institutions, their foreign branches, subsidiaries and corporate properties. In each jurisdiction in which we operate, we are subject to supervision by local authorities and, frequently, governmental approvals from local central banks and monetary authorities in foreign jurisdictions are needed before commencing business. Brazilian Financial System Regulatory Framework We summarize below key rules and regulations that have been issued by the CMN and the Central Bank and other regulators, including those based on the Basel Committee on Banking Supervision (“BCBS”) and other international standards and guidance, and that have been consistently applied to Brazilian financial institutions and other institutions authorized to operate by the Central Bank throughout the years. We believe these rules and regulations are the base of the Brazilian financial system regulatory framework. This summary is qualified in its entirety by the full text of the rules and regulations that are publicly available, which is not incorporated by reference into this annual report. The basic institutional framework of the Brazilian financial system was established in 1964 through Law No. 4,595 of December 31, 1964, (the "Banking Law"). The Banking Law sets forth monetary, banking and credit policies and created the CMN. Main Banking Regulatory Entities in Brazil CMN The CMN, the highest authority of the Brazilian financial system, is the regulatory agency responsible for establishing currency and credit policies to assure stability and social and economic development. Its main purpose is to disclose the general rules for the operation of the entire financial system. The CMN also oversees the activities of the Central Bank and the CVM. Central Bank The Central Bank is an autonomous authority responsible for implementing the policies of the CMN as they relate to monetary policy and exchange control matters, regulating and supervising Brazilian financial institutions of the public and private sectors, controlling and monitoring the flow of foreign currency to and from Brazil and overseeing the Brazilian financial markets. The Central Bank supervises financial institutions by: • setting minimum capital requirements, compulsory deposit requirements and operational limits; • authorizing corporate documents, capital increases, acquisition or increases of interest in companies and the establishment or transfer of principal places of business; • authorizing the establishment of subsidiaries, representative offices or branches, in Brazil or abroad . 35 • authorizing changes in shareholder control of financial institutions; • requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited financial information; and • requiring full disclosure of loans and advances and foreign exchange transactions, import and export transactions and other directly related economic activities. The president and the officers of the Central Bank are appointed by the president of Brazil (with the Brazilian Senate’s approval of their names) for fixed mandates of four years, which only partially overlap with the mandate of the president of Brazil and its ministers. The resignation of the Central Bank’s president and officers only occurs in justified cases and upon approval by an absolute majority of the Brazilian Senate. In addition, the Central Bank is considered an independent government agency of a special nature (autarquia de natureza especial), characterized by the absence of any ties to a ministry, guardianship or hierarchical subordination, with technical, operational, administrative and financial autonomy. CVM The CVM is the authority responsible for overseeing, standardizing, regulating and developing the Brazilian securities market in accordance with the general regulatory framework determined by the CMN. The CVM also regulates companies whose securities are traded on the Brazilian securities markets, as well as investment funds, investors, financial agents, such as custodians of instruments and securities, asset managers, independent auditors, consultants, as well as instruments and securities analysts. The CVM is linked to the ministry of finance of Brazil (Ministério da Fazenda). Self-Regulatory Entities The Brazilian financial and capital markets are also subject to self-regulation by certain entities, divided by field of activity. These self-regulatory entities include, among others, market associations such as ANBIMA, ABECS, FEBRABAN, the Brazilian Association of Publicly Held Companies (Associação Brasileira das Companhias de Capital Aberto) (“ABRASCA”), and the B3. Main Insurance, Health and Pension Plan Regulatory Entities in Brazil The Brazilian National Council of Private Insurance (Conselho Nacional de Seguros Privados) (“CNSP”) is an authority linked to the ministry of finance of Brazil (Ministério da Fazenda), responsible mainly for establishing the guidelines and directives for private insurance, premium bond, capitalization and reinsurance companies, and open private pension entities. SUSEP is an authority linked to the ministry of finance of Brazil (Ministério da Fazenda), responsible for regulating and supervising the insurance, open private pension funds, capitalization and reinsurance markets in Brazil and their participants. The ANS is an authority linked to the ministry of health of Brazil (Ministério da Saúde) responsible for regulating and supervising the health insurance market in Brazil and its participants. Principal Limitations and Obligations of Brazilian Financial Institutions In line with leading international standards of regulation, Brazilian financial institutions are subject to a series of limitations and obligations. In general, the limitations and obligations concern the offering of credit, the concentration of risk, investments, operational procedures, loans and other 36 transactions in foreign currency, and the management of third-party funds and microcredit. Under the Banking Law, financial institutions may not: • operate in Brazil without the prior approval of the Central Bank; • hold direct or indirect equity interests in any company located in Brazil or abroad without prior approval of the Central Bank, unless (i) the equity interest is held through the investment banking unit of a universal bank or through an investment bank, (ii) the equity is from a company located in Brazil and is accounted for on a temporary nature, or (iii) the equity represents minority shares in financial organizations and institutions abroad exclusively held for purposes of accessing export financing instruments and foreign exchange. In cases where the acquisition of equity interest is subject to the prior approval of the Central Bank, the subsidiaries’ activities should be complementary or related to the financial institution’s own main activities; • own real estate, except for properties it occupies and subject to certain limitations imposed by the CMN. When real estate is transferred to a financial institution in satisfaction of a debt, the property must be sold within one year, except if otherwise authorized by the Central Bank; • grant credit transactions to certain related individuals and legal entities; • hold, on a consolidated basis, permanent assets, including investments in unconsolidated subsidiaries, real estate, equipment and intangible assets, exceeding 50.0% of its adjusted regulatory capital. For further information on the requirements, see “––Capital Adequacy and Leverage––Asset Composition and Exposure Requirements”; • grant loans or advances, and guarantees, including derivative transactions, underwrite or hold in their investment portfolio, securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds the threshold determined by the Central Bank. For further information on the requirements, see “ –– Capital Adequacy and Leverage––Asset Composition and Exposure Requirements”; In addition, pursuant to the Banking Law, financial institutions are required, among others, to: • deposit a portion of the deposits received from clients with the Central Bank (compulsory reserve requirements). For further information on compulsory reserve requirements, see “ –– Capital Adequacy and Leverage—Basel III Framework” and “––Capital Adequacy and Leverage—Basel III Framework––Implementation of Basel III in Brazil”; • maintain enough capital reserves to absorb unexpected losses, pursuant to the rules proposed by BCBS and implemented by the Central Bank. For further information on the Basel requirements and their implementation in Brazil, see “––Capital Adequacy and Leverage—Basel III Framework” and “––Capital Adequacy and Leverage—Basel III Framework––Implementation of Basel III in Brazil”; • if a domestic systemically important financial institution, prepare and submit, by December 31, annual recovery plans that aim to re-establish adequate levels of capital and liquidity and to preserve the viability of the institution under stress scenarios. For further information on our recovery plan, refer to our Investor Relations website (see “Menu - Results and Reports - Regulatory Reports - Pillar 3 -Risk and Capital Management – Pillar 3”) which is not incorporated by reference into this annual report; and • create, regarding financial guarantees, specific accounting procedures for the assessment and registration of passive provisions. Capital Adequacy and Leverage 37 The Central Bank supervises the Brazilian banking system in accordance with the guidelines and other applicable regulations issued by the BCBS. For this purpose, banks provide the Central Bank with the information it deems useful to perform its supervisory functions, which includes supervising changes in solvency and capital adequacy of banks. The main principle behind the directives of BCBS is that a bank’s own resources must cover its main risks, including credit, market and operational risks. Brazilian financial institutions are subject to capital measurement and standards based on a riskweighted asset ratio. The parameters of this methodology resemble the international framework for minimum capital measurements adopted by BCBS on the Basel III framework. Basel III Framework The Basel III framework, issued on December 16, 2010 and fully implemented by January 1, 2019, increased the minimum capital requirements, requiring banks to maintain minimum capital levels corresponding to the following percentages of risk-weighted assets: (i) a minimum common equity capital ratio of 4.5% composed of common shares; (ii) a minimum Tier 1 Capital ratio of 6.0%; and (iii) a minimum total capital ratio of 8.0%. In addition, Basel III requires a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. Further, Basel III introduced a new leverage ratio (“LR”), defined as Tier 1 Capital divided by the bank’s total risk weighted exposure. Additionally, Basel III implemented a liquidity coverage ratio (“LCR”), which requires affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could occur under a potential liquidity disruption scenario over a thirty-day period; and implemented a net stable funding ratio (“NSFR”), which establishes a minimum amount of stable sources of funding that banks will be required to maintain based on the liquidity profile of the bank’s’ assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period. Additional requirements apply to additional Common Equity Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks and to global systemically important banks (“GSIBs”). The assessment of which financial institutions are G-SIBs is based on indicators that reflect size, interconnectedness, substitutability/financial infrastructure, cross-jurisdictional activity, and complexity. No Brazilian bank was included in the latest list of G-SIBs issued on November 26, 2024, by the Financial Stability Board (“FSB”). BCBS has also issued a framework for the regulation of domestic systemically important banks (“D-SIBs”), which supplements the G-SIBs framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country. Implementation of Basel III in Brazil Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,955/2021 and No. 4,958/2021. Brazilian banks’ minimum total capital ratio is calculated as the sum of two components: regulatory capital (patrimônio de referência); and additional core capital (adicional de capital principal), both aligned to the guidelines of the Basel III framework. Brazilian banks’ regulatory capital is comprised of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is divided into two elements: Common Equity Tier 1 Capital (capital principal), which represents common equity capital and profit reserves after adjustments and Additional Tier 1 Capital (capital 38 complementar), which represents subordinated debt and equity instruments authorized by the Central Bank. To qualify as Additional Tier 1 Capital or Tier 2 Capital, according to CMN Resolution No. 4,955/21, all instruments issued by a Brazilian bank must contain loss-absorbency provisions, including a requirement that such instruments be automatically written off or converted into equity upon a “trigger event.” A “trigger event” is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of the risk-weighted assets for Additional Tier 1 Capital instruments and 4.5% for Tier 2 Capital instruments; (ii) the execution of a firm irrevocable written agreement for the government to inject capital in the financial institution; (iii) the Central Bank declaring the beginning of a special administration regime (Regime de Administração Especial Temporária)(“RAET”) or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by the CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation. The legal framework applicable to financial bills (letras financeiras) was adapted to allow Brazilian financial institutions to issue Basel IIIcompliant debt instruments in the Brazilian market. For further information of our use of such instruments, see “5B. Liquidity and Capital Resources—Tier 2 Subordinated Financial Bills” and “5B. Liquidity and Capital Resources—Perpetual Subordinated Financial Bills Issuance.” The additional core capital requirement is subdivided into three elements: the capital conservation buffer (adicional de conservação de capital principal), the countercyclical capital buffer (adicional contracíclico de capital principal) and the additional principal capital of systemic importance (adicional de capital principal sistêmico). The capital conservation buffer is aimed at increasing the loss absorption ability of financial institutions. The countercyclical capital buffer can be imposed within a range by the Central Bank if it judges that credit growth is increasing systematic risk. The additional principal capital of systemic importance seeks to address the impact that the distress or failure of Brazilian banks may have on the local economy. In the event of noncompliance with the additional core capital requirements, certain restrictions will apply, including the inability of the financial institution to: (i) pay officers and directors their share of variable compensation; (ii) distribute dividends and interest on equity to stockholders; (iii) pay the instrument’s interest and (iv) repurchase its own shares and effect reductions in its share capital. We are considered a domestic systemically important financial institution, hence having to fulfill the 1% additional core capital for additional principal capital of systemic importance (adicional de capital principal sistêmico). For further information on our regulatory capital (patrimônio de referência) and our additional core capital (adicional de capital principal), see “5A. Operating Results—Capital Adequacy.” Also, since October 1, 2018, a minimum LCR in a standardized liquidity stress scenario requirement applies to banks with total assets that are equal or superior to 10% of the Brazilian GDP or to banks with relevant international activity (in such case, regardless of total assets). The calculation of the LCR follows the methodology set forth by the Central Bank which is aligned with the international guidelines. During periods of increased need for liquidity, banks may report a lower LCR than the minimum required ratio, provided that they also report to the Central Bank the causes for not meeting the minimum requirement, the contingent sources of liquidity it has available, and the measures it plans to adopt to be in compliance with the LCR requirement. Since April 1, 2016, banks must also publicly disclose their LCR on a quarterly basis. For further information on our LCR, see “5A. Operating Results—Liquidity Ratios” and “5A. Operating Results—Liquidity Ratios—Liquidity Coverage Ratio.” 39 The following table sets forth the minimum capital ratios and LCR requirements under Basel III implemented by the Central Bank, as applicable to us as of December 31, 2024. The figures presented below refer to the percentage of our risk-weighted assets: Since October 1, 2015, banks are required to prepare public disclosures of their LR on a quarterly basis. In November 2017, the CMN established the minimum limit for the NSFR and the LR to be observed by certain Brazilian financial institutions, including those classified as segment 1 (“S1”) pursuant to CMN regulation, such as us. According to CMN regulations, financial institutions and groups are classified in segments and authorized to operate for proportional application of the prudential regulation, considering the size, international activity and risk profile of members of each segment. Out of the five possible segments, we are classified as S1, which is composed of universal banks, commercial banks, investment banks, foreign exchange banks and federal saving banks that (a) have a size equivalent or superior to 10% of the Brazilian GDP; or that (b) perform relevant international activities, independently from the magnitude of the institution. The NSFR corresponds to the ratio between the available stable funds (recursos estáveis disponíveis) (“ASF”), and the required stable funds (recursos estáveis requeridos) (“RSF”), of the financial institution. The minimum limit for the NSFR for Segment 1 financial institutions, such as us, is 100%. The LR consists of the ratio between the sum of the Common Equity Tier 1 Capital and the Additional Tier 1 Capital, and the total exposure of the financial institution ascertained as established by the applicable regulation. The LR rule determines the threshold of 3% as the minimum requirement for the LR for S1 financial institutions. CMN regulation also defines the entities that compose the regulatory conglomerate (conglomerado prudencial) of Brazilian financial institutions and establishes certain financial statement requirements that apply to them. For further information on the requirements, see “4B. Business Overview—Capital Adequacy and Leverage—Consolidated Enterprise Level (conglomerado prudencial).” 40 Brazilian financial institutions are also required to implement a capital management structure compatible with the nature of their transactions, the complexity of the products and services it offers, as well as with the extent of its exposure to risks. Disclosure and reporting of risk management matters, risk-weighted asset calculation, and adequate compliance with regulatory capital requirements are regulated by the Central Bank and reflect the so-called “Pillar 3” of regulatory capital recommended under Basel III, aimed at improving governance and disclosure. Pillar 3 Report Since January 1, 2020, the Central Bank requires certain financial institutions to furnish a Pillar 3 Report. On March 23, 2023, the Central Bank issued Resolution No. 306, altering several prudential rules. Among other changes, two new topic sections were included in the Pillar 3 report: (i) the comparison between the risk weighted asset (“RWA”), amounts calculated through the standard approach and through the internal ratings based (“IRB”) approaches, and (ii) the disclosure of information related to assets subject to any impediment or restriction of negotiation due to a legal, regulatory, statutory or contractual aspect. We are required to publish this report on a consolidated basis covering the following topics: • prudential indicators and risk management; • comparison between accounting and prudential information; • capital composition; • macroprudential indicators; • leverage ratio; • liquidity indicators; • credit risk; • counterparty credit risk (CCR); • securitization exposures; • market risk; • risk of interest rate fluctuation in instruments classified in the banking book (IRRBB); • remuneration of administrators; • comparison between RWA calculated in the standardized approach and in the internal models approach; • linked assets (assets subject to any impediment or restriction of negotiation due to a legal, regulatory, statutory or contractual aspect); and • operational risks. The Pillar 3 Report must be furnished on a quarterly, biannual or annual basis, according to the type of information being disclosed. Risk Weighted Asset Calculation The calculation of risk exposure is based on several factors set forth by the Central Bank regulations and impacts the capital requirements. The components take into consideration the type of risk and include the parameters and procedures for calculation of RWA to determine the 41 capital requirements resulting from each risk exposure. The Central Bank has been frequently changing and updating the rules and regulations for the RWA calculation, with updated rules available at “www.bcb.gov.br/estabilidadefinanceira/regulacao_prudencial_normas“ which is not incorporated by reference into this annual report. For further information, see “5A. Operating Results—Capital Management––Requirements and Capital Composition” and “5A. Operating Results—Capital Adequacy.” On April 26, 2023, the Central Bank issued Resolution No. 313, which came into effect in July 2024 and addresses the second phase of the Central Bank’s market risk framework (Fundamental Review of the Trading Book) (“FRTB”). This resolution establishes the procedures for the daily calculation, using a standardized approach, of the portion of RWA related to the calculation of the capital required for exposures to the credit risk of financial instruments classified in the trading book (“RWADRC”). The changes provided by the resolution include the separation of the calculation of capital requirement for exposures subject to credit risk in the trading book from those classified in the banking book. This separation enables the elimination of exposure protected by credit derivatives and encourages institutions to incorporate hedging mechanisms into their portfolios to reduce effective exposure to risk. In respect of operational risk, the Central Bank issued Resolution No. 356, on November 28, 2023, which came into effect by January 2025 and will be implemented gradually until 2028, softening its impact on the capital requirements of supervised entities. This resolution replaces the three calculation methodologies for required capital for risk-weighted assets (“RWAOPAD”) currently in use (BIA, ASA and ASA2), with a single, more robust and risk-sensitive method, including an internal loss component that modulates the capital required. On September 24, 2024, the Central Bank launched Public Consultation 106 to introduce the minimum LR requirement on individual or sub-consolidated basis, in the case where there is free transfer of resources between the entities on the same prudential conglomerate, as well as applying minimum limits for the LCR on a sub-consolidated basis, adapting national regulation to Basel III standards. Additionally, on November 2024, the CMN issued Resolution No. 5,187, which establishes requirements for the planning and resolution processes of institutions under the supervision of the Central Bank. Pursuant to this resolution, which will be implemented gradually until January 2028, financial institutions, including us, must prepare the Recovery and Organized Exit Plan (“PRSO”), which is designed to contribute to the solidity, stability and regular functioning of the National Financial System (Sistema Financeiro Nacional) (“SFN”). On December 23, 2024, the CMN and the Central Bank issued CMN Resolution No. 5,199 and Central Bank Resolution No. 448 to establish a transition schedule to incorporate the impacts on regulatory capital due to the new provisioning model set forth under those rules and based on IFRS 9 (CMN Resolution No. 4,966). This transition schedule, expected to begin in December 2025 and end in January 2028, aligns with BCBS recommendations, which allow jurisdictions to phase in the effects on regulatory capital resulting from increased provisions following the adoption of IFRS 9. The approved regulation partially restores regulatory capital that may have been reduced due to the shift to the new provisioning model. Details on the implementation will be communicated in due course and the rules came into force on January 1, 2025. Asset Composition and Exposure Requirements Permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred charges) of Brazilian financial institutions may not 42 exceed 50% of their adjusted net equity, calculated in accordance with the criteria established by the Central Bank. In addition, we are legally prevented from granting loans or advances and guarantees, including derivative transactions, and from underwriting or holding in our investment portfolio securities of (i) any clients or group of affiliated clients that, in the aggregate, exceed the threshold of 25% of our Tier 1 regulatory capital, and (ii) any concentrated individual clients or group of connected clients that, in the aggregate, exceed the threshold of 600% of our Tier 1 regulatory capital (a concentrated individual client means, for the purpose of the rule, any one client to which exposure is equal to or higher than 10% of our Tier 1 regulatory capital). Banks must identify possible related counterparties, considering their economic interdependence in all cases where the sum of all exposures to one specific counterparty exceeds 5% of the eligible capital base. Two or more counterparties have an economic interdependence relationship whenever one is likely to be impacted financially if the other faces financial difficulties. Counterparties identified as economically interdependent must be treated as a single counterparty that is subject to the aforementioned requirements. Repurchase transactions executed in Brazil are subject to operational capital limits based on the financial institution’s regulatory capital, as adjusted in accordance with Central Bank regulations. A financial institution may carry out repurchase transactions in an amount of up to 30 times its regulatory capital. Within that limit, repurchase transactions involving private securities may not exceed five times the regulatory capital. On October 5, 2023, the Central Bank issued Resolution No. 346, which establishes specific prudential treatment for financial institutions' exposure to receivables from public entities (precatórios) by recognizing the different risks involved in each stage of the legal proceeding that recognizes the receivables as due and payable, as well as the difference between precatórios and pre-precatório payments against the Federal Government and those owed by states, the Federal District and municipalities. The resolution incorporates prior regulation that defines the procedures for calculating the portion of RWA, relating to credit risk exposures subject to the calculation of the capital requirement using a standard approach (RWACPAD), and entered into effect on January 2, 2024. Regulation of Branches and Subsidiaries The authorization to establish a branch abroad and/or to acquire and/or increase equity participation in companies incorporated in Brazil or abroad is regulated by CMN Resolution No. 5,043 of November 25, 2022 (which revoked the CMN Resolution No. 2,723). These rules determine, among other standards, a prior authorization issued by the Central Bank for a Brazilian financial institution, such as us, (i) to be able to participate or increase its participation, directly or indirectly and in any amount, in the share capital of any financial or nonfinancial company in Brazil or abroad, and (ii) to establish a branch or representative office abroad, with the institution being required to comply with capital, activities and operating limits. Additionally, in order to allocate or to increase fund allocation in branches or representative offices established abroad, Brazilian financial institutions are required to communicate their intention to the Central Bank 90 days prior to the execution of the transaction. The submission of a filling in order to seek for such prior approvals must comply with other regulatory requirements, such as the ones determined by the Central Bank Normative Ruling No. 342, of January 2, 2023, and Central Bank Circular No. 2,981, of April 28, 2000. Treatment of Past Due Debts 43 Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and recognize provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the clients the terms and conditions of the transaction and the period during which the transaction is past due, if any. For purposes of Central Bank requirements, transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from additional provisions required by the Central Bank which are deemed necessary by the management of financial institutions, each level has a specific allowance percentage that is applied to it and which we use to calculate our allowance for loan losses, as specified in more detail in the table below: Classification (1) AA A B C D E F G H Allowance (%) - 0.5 1 3 10 30 50 70 100 Past due (in days) - - 15 to 30 31 to 60 61 to 90 91 to 120 121 to 150 151 to 180 Over 180 1) Our credit classification also takes into account the client's credit profile, which may negatively impact the past due classification. Evaluation Only. Created with Aspose.Cells for .NET.Copyright 2003 - 2023 Aspose Pty Ltd. Under IFRS, the allowance for loan losses is based on our internally developed incurred loss models, which calculate the allowance for loan losses by multiplying the probability of default by the clients or counterparty ("PD"), by the potential for recovery on defaulted credits for each transaction, as described in Note 2(c) Accounting policies, critical estimates and material judgments - IV - Financial assets and liabilities and Note 32 Risk and Capital Management, of our audited consolidated financial statements. The risk levels are categorized as: Lower risk: PD lower or equal than 4.44% Satisfactory: PD from 4.44% up to 25.95% Higher risk: PD higher than 25.95% Credit-Impaired: loans classified in Stage 3 Bank Insolvency The insolvency of financial institutions is handled pursuant to applicable laws and Central Bank regulations, and the Central Bank initiates and monitors all applicable administrative proceedings. There are three types of special regimens that may be imposed to either privately held financial institutions or state-owned (other than federal government-owned) financial institutions or similar institutions: (i). Temporary special administration regime or RAET: a less severe special regime with limited duration which allows financial institutions to continue to operate – the whole management loses its office and is replaced by a steering committee appointed by the Central Bank with broad management powers, which will adopt measures aimed at the resumption of the financial institution's regular activities. If resumption is not possible, this regime may be turned into an extrajudicial liquidation. (ii). Intervention: a time-limited regime in which the Central Bank appoints an intervenor that takes charge of the financial institution's management, suspending its regular activities and dismissing the financial institution's management, with the main purpose of preventing the continuation of certain irregularities and the aggravation of the institution’s financial condition, which can expose assets to risk and harm the financial institution's creditors – it suspends all actions related to payment obligations of the financial institution, prevents the early settlement or maturity of its obligations and freezes pre-existing deposits. 44 (iii). Extrajudicial liquidation: a process of dissolution of the company in cases of unrecoverable insolvency or severe violations of the rules that regulate a financial institution's activities. The extrajudicial liquidation aims at promoting the liquidation of the existing assets for the payment of creditors, with the return of any amounts left to stockholders. Controlling stockholders may be held responsible for remaining liabilities. (iv). In the course of the special regimens described above, the steering committee, the intervenor, and the liquidator may, when authorized by the Central Bank: (i) dispose of assets and rights of the financial institution to third parties and (ii) proceed with corporate restructuring processes in the financial institution or its subsidiaries, among other possible measures of similar effect. Deposit Insurance In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the Credit Guarantee Fund (Fundo Garantidor de Crédito) (“FGC”). The FGC provides deposit insurance for certain financial products. It guarantees the maximum amount of R$250,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same economic group). Such deposits and credit instruments contracted as of December 22, 2017, are subject to an additional limit: the total coverage of the referred guarantee is R$1,000,000 per investor regardless of the number of accounts held in different financial groups and such limit is valid for a period of four years. The resources of the FGC come primarily from mandatory contributions from all Brazilian financial institutions that receive deposits from clients, currently at a monthly rate of 0.01% of the amount of the balances of accounts corresponding to the financial instruments that are covered by the ordinary guarantee, even if the related credits are not fully covered by FGC, and certain special contributions. Deposits and funds raised abroad are not guaranteed by the FGC. Credits of financial institutions and other institutions authorized to operate by the Central Bank, complementary welfare entities, insurance companies, capitalization companies, investment clubs and investment funds, as well as those representing any interest in or financial instrument held by such entities, are not protected by the ordinary guarantee of FGC. Payment of Creditors in Extrajudicial Liquidation In the event of extrajudicial liquidation of a financial institution or liquidation of a financial institution in a bankruptcy proceeding, the salaries of employees and the related labor claims up to a certain amount, secured credits and tax charges have priority in any claims against the entity in liquidation, except for specific credits legally considered out of the liquidation. The payment of unsecured credits, including deposits from regular retail clients that are not guaranteed by the FGC, is subject to the prior payment of preferred credits. Additionally, upon the payment of the deposits guaranteed by the FGC, the FGC becomes an unsecured creditor of the estate in liquidation. Law No. 14,112/20 replicates, with some adjustments, the provisions of the United Nations Commission on International Trade Law Model Law on Cross-Border Insolvency. It sets out rules on access of foreign representatives to courts in Brazil, the method and requirements for recognition of foreign main and ancillary proceedings, authorization for the debtor and his representatives to act in other countries, methods of communication and cooperation between foreign authorities and representatives and the Brazilian jurisdiction, and the processing of concurrent proceedings. 45 Bank Secrecy Brazilian financial institutions must maintain the secrecy of banking operations and services provided to their clients. Except as permitted under Brazilian legislation or by judicial order, a breach of bank secrecy is a criminal offense. The only circumstances under which information about clients, services or transactions by Brazilian financial institutions or credit card companies may be disclosed to third parties are the following: • the disclosure of information with the express consent of the interested parties; • the exchange of information between financial institutions for record purposes; • the disclosure of information to credit reference agencies based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors; • the disclosure of information to the competent authorities relating to the actual or suspected occurrence of criminal acts or administrative wrongdoings, including the disclosure of information on transactions involving funds related to any unlawful activities; • the disclosure of some information established by law to tax authorities; and • the disclosure of information in compliance with a judicial order. Complementary Law No. 105, of January 10, 2001, also allows the Central Bank or the CVM to exchange information with foreign governmental authorities, provided that a specific treaty has previously been executed. The governments of Brazil and the United States executed an agreement on March 20, 2007, by means of which these governments established rules for the exchange of information relating to tax (the “2007 Agreement”). Under the 2007 Agreement, the Brazilian tax authority would be able to send information it receives by virtue of Section 5 of the Bank Secrecy Law to the U.S. tax authority. Proceedings for Administrative Sanctions in the Brazilian SFN, the SPB and Capital Markets Legal violations under Brazilian banking, payments and/or securities laws may lead to administrative, civil and criminal liability. Offenders may be prosecuted under all three legal theories separately, before different courts and regulatory authorities, and face different sanctions with respect to the same legal offense. Law No. 13,506, dated November 13, 2017, as supplemented by Central Bank Resolution No. 131/21 and CVM Resolution No. 45/21, provides for the administrative sanctioning procedures within the competence of the Central Bank and CVM and significantly amended the punitive instruments in the context of banking supervision, of the capital market, of the Brazilian Payment System (Sistema de Pagamentos Brasileiro) ("SPB") and of the consortium system. Some of the key aspects of Law No. 13,506 are: (i) the caps of the fines provisioned by the Central Bank and CVM are capped at R$2 billion (or 0.5% of revenues from services and financial products in the year preceding the violation, whichever is higher) and R$50 million, respectively; (ii) new types of violations that are subject to penalties were added; (iii) the maximum penalty with respect to disqualification was increased to a period of twenty years; (iv) the Central Bank may enter into cease-and-desist commitments; and (v) the Central Bank and the CVM may enter into administrative agreements similar to leniency agreements. Leasing Regulation 46 Leasing transactions are transactions in which a “lessor” (the bank), delivers an asset is owns to a “lessee” (the client), to be used by the lessee until the end of the contract, when the lessee may opt to either acquire it or return it to the lessor or renew the contract for a new period. Although leasing transactions are not classified as credit transactions under Brazilian legislation, the Central Bank regulates and oversees them. The laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, assets composition limits and allowance for losses, are also generally applicable to leasing companies. Insurance Regulation The insurance business in Brazil is regulated by CNSP and SUSEP. Insurance companies require SUSEP approval to offer their products. Insurance companies in Brazil may offer all types of insurance (except for workers’ compensation insurance) directly to clients or through qualified brokers. Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian securities market and subject to CMN regulations regarding the investment of technical reserves. In the event that an insurance company is declared bankrupt, the insurance company will be subject to a special procedure administered by SUSEP or by ANS. If an insurance company is declared bankrupt and (i) its assets are not sufficient to guarantee at least half of the unsecured credits or (ii) procedures relating to acts that may be considered bankruptcy-related crimes are in place, the insurance company will be subject to ordinary bankruptcy procedures. There is currently no restriction on foreign investments in insurance companies in Brazil. Brazilian legislation establishes that insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under CNSP and SUSEP rules, and reinsurance contracts may be entered into through a direct negotiation between the insurance and reinsurance companies or through a reinsurance broker authorized to operate in Brazil. On December 10, 2024, the new Law No. 15,040/2024 was published, establishing private insurance rules, repealing the previous provisions of the Brazilian Civil Code and amending Decree No. 73/1966. The new law aims at ensuring that insurers protect the legitimate interests of policyholders and beneficiaries against predetermined risks by paying a premium. The main points of the law include (i) strengthening transparency in contractual relationships; (ii) adjustments in claims regulation; and (iii) the need for prior authorization from SUSEP for the partial or total transfer of the insurance portfolio. The law will come into force in December 2025. Also, on January 15, 2025, Law No. 213/2025 was published providing complimentary changes on Decree No 73/1966, including provisions regarding administrative sanctioning proceedings, cease-and-desist commitments (termos de compromisso) and legal authorization to insurance unions (cooperativas de seguro) and mutual associations. Asset Management Regulation The Brazilian asset management regulation requires a previous registration with the CVM to perform the services of portfolio management and fund administration. We provide several services in the capital markets and, in particular, we perform activities related to fund administration and portfolio management under CVM registration and in accordance with CVM regulation. 47 By providing these services, our entities engaged in the asset management business can be held civilly and administratively liable in certain circumstances for losses arising from either intentional acts or negligence in conducting their activities. The CVM has regulatory powers to oversee these activities, including powers to impose fines and other sanctions on registered asset managers. Compensation of Board of Directors and Board of Officers of Financial Institutions According to CMN, Brazilian financial institutions are required to have a compensation policy. If variable compensation is to be paid to management, at least 50% of the total variable compensation should be paid in shares or share-based instruments and at least 40% of the total compensation should be deferred for future payment for at least three years. If the company or business area records a significant decrease in the realized recurring profit or a negative result during the deferral period, the deferred and unpaid portions of the compensation may be reduced or not paid (“Malus”) in order to minimize the loss incurred by the financial institutions and their stockholders, except when the reduction or negative result arises from extraordinary, unpredictable and external events to the Itaú Unibanco Group, which also affect other financial institutions and are not related to management actions or omissions. The compensation committee may decide to apply the Malus even in these cases. Our compensation policy complies with CMN’s regulatory requirements and applies to the members of the board of directors and the board of officers in Brazil, which represent the majority of our management (“Compensation Policy”). Our compensation principles and practices worldwide comply with each local regulation and seek to increase alignment between the interests of our stockholders and our management. Furthermore, we adopted the clawback policy which consists of the recovery of compensation granted or paid in excess in the event of restatement of financial results. Regulation of Independent Auditors of Financial Institutions In accordance with CMN regulations establishing the rules that govern external audit services provided to financial institutions, the financial statements and financial information of financial institutions must be audited by independent auditors who are (i) duly registered with the CVM; (ii) qualified as specialists in audit of banks by the CFC (or, in the case of publicly-held companies, by entities indicated by the CVM); and (iii) meet the requirements that ensure auditor independence. After issuing audit reports for five consecutive fiscal years, the responsible audit partner and audit team members with management responsibilities must rotate-off and cannot be part of the audit team of such financial institution for the following three consecutive fiscal years. In addition to the audit report, the independent auditor must prepare the following reports, as required by CMN regulation: • an internal control system quality and adequacy evaluation report, including regarding electronic data processing and risk management systems, evidencing any identified deficiencies; • a legal and regulatory provisions non-compliance report, regarding those which have, or may have, material impacts on the financial statements or on the audited financial institution’s operations; and • other reports required by the Central Bank and CVM. 48 These reports, as well as working papers, correspondence, service agreements and other documents related to the audit work must be retained and made available for consultation by the Central Bank for at least five years. Independent auditors and the audit committee, individually or jointly, must formally notify the Central Bank of the existence or evidence of error or fraud, within three business days of the identification of the respective occurrence, including: • non-compliance with legal rules and regulations that place the continuity of the audited entity at risk; • frauds of any amount perpetrated by the management of the institution; • material frauds perpetrated by the institution’s employees or third parties; and • errors that result in major incorrectness in the financial statements of the audited entity. The executive office of the financial institution must inform the independent auditor and the audit committee, if any of the above situations occur. Moreover, such situations must also be reported by the audit committee to the board of directors. CVM regulations provide that the independent auditor must notify the CVM, in writing, of certain material irregularities (which encompasses existence or evidence of error or fraud) within twenty days as of the date such irregularity is identified. Under Brazilian law, our financial statements must be prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. We also prepare financial statements in accordance with the IFRS as issued by the IASB. For further information, see “Presentation of Financial and Other Information— About our Financial Information.” Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by independent auditors of the financial institutions. CVM rules require publicly held companies, including financial institutions, to disclose information related to non-audit services provided by independent auditors when they represent more than 5% of the fees for audit services. Such information should include the type of service, the amount paid and the percentage that they represent of the fees for the audit of financial statements. CMN regulation also requires financial institutions and certain other authorized entities to create a corporate body designated as the “audit committee,” if such entities are registered as publicly held companies; considered leaders of a regulatory conglomerate in the S1, S2 or S3 categories or considered S1, S2 or S3 companies. Recent Developments in the Brazilian Financial and Payments Systems We summarize below rules and regulations that have been issued or modified by law or regulation of the CMN and the Central Bank and other authorities in recent years. We believe these laws and regulations are the most relevant and impactful to our business and the industry as a whole. This summary is qualified in its entirety by the full text of the rules and regulations that are publicly available, which is not incorporated by reference into this annual report. New Accounting Criteria and Accounting Standards CMN regulation requires financial institutions categorized as segments 1, 2, and 3 to publish IFRS as issued by the IASB financial statements. 49 In the end of 2021, the CMN issued new rules establishing new accounting principles and criteria applicable to financial instruments, as well as to hedging and financial leasing transactions contracted by financial institutions and other institutions authorized to operate by the Central Bank. The rules intend to align the accounting criteria with best international practices, including the IFRS 9 – Financial Instruments and IFRS 16 – Leases standards issued by the IASB, and came into effect on January 1, 2025. In 2023, the Central Bank issued a rule establishing accounting procedures to define the components of financial instruments which constitute payments of principal and interest on the principal value for the purposes of classification of financial assets; and establishing parameters to measure the expected loss associated with credit risk, including for setting minimum levels of allowance for expected losses associated with credit risk, among other changes. This rule entered into effect on January 1, 2025 in regards to the provisions relating to the accounting of financial instruments. Also in 2023, CVM issued a rule requiring publicly listed companies in Brazil, such as us, investment funds, and securitization companies to prepare and disclose, subject to certain requirements, financial information reports related to sustainability and climate in accordance with international standards (IFRS S1 and IFRS S2) issued by the International Sustainability Standards Board ("ISSB"). The compliance with such standards will become mandatory as of the fiscal years beginning on January 1, 2026. Instant Payments In November 2020, pursuant to Central Bank Resolution No. 1/2020 (“Pix Regulation”), the Central Bank implemented the Instant Payment Arrangement (“Pix Arrangement”), an instant payment ecosystem which settlement is centralized at the Central Bank. In addition to increasing the speed at which payments or transfers are made and received, available 24 hours a day, seven days a week, all days of the year, the ecosystem increased market competitiveness and efficiency; lowered costs; and enhanced customer experience. Participation in the Pix Arrangement is mandatory for financial institutions and payment agents authorized to operate by the Central Bank that have more than 500,000 active customer accounts. Since then, the Central Bank continues to regulate the Pix Arrangement by also improving client protection measures, enhancing transaction security, expanding functionalities, and ensuring broader financial inclusion. Open Finance On May 4, 2020, the Central Bank and CMN published Joint Resolution No. 1/2020, amended by Joint Resolution No. 10 of July 4, 2024, setting out the framework for the implementation of open finance in Brazil. From that date on, CMN and the Central Bank have issued complementing regulations. The Brazilian open finance model comprises financial institutions, payment institutions and other entities authorized to operate by the Central Bank, making it possible to share, via integration of information systems and upon customer’s authorization, data on products and services, customer records and transactions. Open finance also includes, but is not limited to, the provision of initiation payment services and forwarding loan proposals through digital correspondent agents. Since May 2024, the Central Bank and the CMN continue to regulate the open finance, introducing new regulations aiming at enhancing payment transactions via the Pix Arrangement, simplifying payment initiation processes and facilitating contactless payments, providing for a new framework for governance (including the foundation of the Open Finance Association) and also making adjustments to mandatory participation requirements for institutions in the open finance ecosystem. 50 Additionally, on December 20, 2024, the Central Bank issued Normative Ruling No. 575, introducing version 2.0 of the Open Finance Monitoring Manual. This updated manual establishes rules and procedures for the Open Finance Governance Structure and repeals Normative Ruling No. 441. DREX, Real Digital Additionally, on April 27, 2023, the Central Bank issued Resolution No. 315, which establishes formal rules applicable to the pilot project of the former Real Digital, now Drex (“Drex”), and the Executive Management Committee of the Drex platform. Resolution No. 315 provides that a select group of financial institutions subject to supervision of the Central Bank would be allowed to participate in the pilot project and, based on their corresponding business model, these institutions are deemed to have the capacity to test transactions involving the issuance, redemption or transfer of financial assets, as well as to execute the simulation of financial flows resulting from trading events when applicable to financial assets subject to the test. On May 24, 2023, the Central Bank disclosed a list of 14 selected participants, which included us. The Central Bank began incorporating participants into the Drex pilot platform in June 2023. Resolution No. 315 was amended by Resolution No. 382 on May 22, 2024. Following this amendment, the Central Bank published the second phase of the Drex pilot program. On September 23, 2024, the Central Bank announced a list of 13 selected projects, which includes a project that will be developed by us, Bradesco and Banco do Brasil focused on the use of bank deposit certificates (“CDBs”) as collateral for loans. Foreign Exchange Transactions and Exposure Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank, such as us. As of the date of this annual report, there are no limits for long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market and there is no compulsory deposit requirement rate on the foreign currency short position held by financial institutions. In accordance with CMN regulation, financial institutions in Brazil may raise funds abroad, either through direct loans or through the issuance of debt securities. Funds raised accordingly may be freely invested, including but not limited to on-lending to Brazilian companies and financial institutions. Cross-border loans, in which one the borrower is in Brazil and the other party is abroad, require reports to the Central Bank. Financial institutions may also grant loans indexed to a foreign currency to their clients on limited situations stablish in law. In addition, Law No. 14,286/2021 sets forth that the total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions (including their offshore branches), and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30% of their regulatory capital. Investments by Non-Resident Investors The Brazilian Constitution allows foreign individuals or companies to invest in the voting shares of financial institutions based in Brazil only if they have specific authorization from the Brazilian Government, declaring that the participation of foreign capital is in the interest of the Brazilian Government by means of a presidential decree, pursuant to article 52 of the Act of Transitional Constitutional Provisions. On September 26, 2019, the Brazilian Government published Decree No. 10,029, delegating to the Central Bank the power to recognize the government’s interest in the viability of investment operations. On January 22, 2020, the Central Bank issued Circular No. 3,977/20, which recognizes the shareholding in the capital of financial institutions headquartered 51 in Brazil, of natural persons or legal entities resident or domiciled abroad, as of interest to the Brazilian Government, provided that the requirements provided for in the Central Bank regulations are met. Accordingly, the analysis of the capital composition of financial institutions is performed for foreign shareholders in the same way that it is performed for Brazilian shareholders. Any investment in common shares would be dependent on the Central Bank’s authorization. Foreign investors that do not comply with the requirements and procedures laid down in the regulations of the Central Bank may acquire publicly traded non-voting shares of financial institutions based in Brazil or depositary receipts representing non-voting shares offered abroad. Foreign investments in Brazil shall be registered with the Central Bank and/or the CVM, as applicable, subject to the restrictions and requirements set forth in the local regulation. For over 25 years, we have been trading ADRs for our preferred shares in the U.S. market. Foreign interest in our share voting capital is currently limited to 30% (thirty percent). On February 7, 2022, the CVM issued Resolution No. 64, which exempts non-resident individual investors from the specific registration requirement with the CVM, provided that their representatives (who must register with the CVM prior to the non-resident investor operating in Brazil, through the filing of an application) send information about the investor, as required by the CVM, through CVM’s electronic systems. On December 3, 2024, the Central Bank and the CVM issued Joint Resolution No. 13, which facilitates the entry of foreign investors in the Brazilian financial and capital markets. The rule introduced the possibility for foreign investors of making investments in local currency with funds held in foreign bank accounts of the non-resident investor, or with bills of payment denominated in reais but issued abroad, without the need of converting these availabilities into portfolio investments by means of the execution of a simultaneous and symbolic foreign exchange transaction, which was previously required under CMN Resolution No. 4,373, as well as the possibility of the foreign investor making an investment directly from a nonresident checking or payment account in reais opened with a local financial or payment institution. Reporting and local representation requirements applicable to this type of investment were also simplified. Changes to Rules Applicable to Agribusiness Receivables Certificates, Real Estate Receivables Certificates and Other Incentivized Instruments On February 1, 2024, the CMN issued Resolutions Nos. 5,118 and 5,119, introducing changes to the collateral eligibility and maturity periods for agribusiness receivables certificates (“CRAs”), real estate receivables certificates (“CRIs”), agribusiness credit letters (“LCAs”), real estate credit letters (“LCIs”), and Brazilian covered bonds (“LIGs”), which are important securitization and funding instruments. Resolution No. 5,118 restricts CRIs and CRAs from being backed by debt securities of publicly held companies, financial institutions, such as us, or related parties unless the primary business of the underlying debt aligns with real estate or agribusiness. The changes came into effect immediately for new issuances but did not affect existing contracts. Resolution No. 5,119 prohibits LCAs from funding rural credit with federal subsidies, gradually limits certain credit instruments from being used as collateral until July 1, 2025, extends the minimum maturity for LCAs to nine months, and aligns LCIs and LIGs with real estate credit types, extending their minimum maturity to twelve months. The resolutions took effect on February 2, 2024, except for the prohibition on using LCA proceeds for rural credit with federal subsidies, which came into force on July 1, 2024. Changes To Rules on Environmental, Social and Climate Risks for Granting Rural Credit. 52 On December 19, 2024, the CMN issued a new rule on environmental impediments to granting rural credit, establishing criteria that must be observed by financial institutions, such as us, must follow when contracting these operations. Under this rule, rural credit must be denied in cases involving environmental irregularities, labor violations, or land use restrictions. This includes properties with an irregular Environmental Rural Register, embargoed lands, conservation units, indigenous or quilombo territories, agrarian reform settlements, and public forests, as well as projects involving the suppression of native vegetation. The rule also mandates that if any non-compliance with any environmental obligations related to the financed rural property is identified during the term of the financing, the credit operation may lose the benefits granted to rural credit operations. The credit instrument must have a contractual clause with this provision. Real Estate as Collateral for Credit Operations On December 19, 2024, the CMN issued CMN Resolution No. 5,197, which amends CMN Resolution No. 4,676 of July 31, 2018 to update definitions and establish innovations for credit transactions, including the possibility of using property as collateral in more than one real estate credit operation and deals with members of the Brazilian Savings and Loan System (“SBPE”), the Housing Finance System (“SFH”), and the Real Estate Financing System (“SFI”). This change is established pursuant to Law No. 14,711, known as the Legal Framework for Guarantees. In addition to establishing the general conditions and criteria for the contracting of real estate financing by financial institutions such as us, the rule also regulates the allocation of funds raised in savings to real estate credit operations and establishes the criteria for contracting such operations. CMN Resolution No. 5,197 will come into force on July 1, 2025. Regulation on Payment Agents and Payment Arrangements The regulation issued by the Central Bank, determines, among other aspects: (i) consumer protection, anti-money laundering compliance and risk prevention systems that should be observed by payment agents and payment arrangers; (ii) the procedures for incorporation, organization, authorization and operation of payment agents, as well as transfer of shareholding control, subject to the Central Bank’s prior approval; (iii) capital requirements; (iv) definition of arrangements excluded from the SPB; and (v) rules related to payment accounts, which are divided into prepaid and postpaid accounts and require the allocation of the totality of their balance to a special account at the Central Bank or investment in government bonds. Regulations on ESG Requirements Applicable to Financial Institutions Financial institutions are required by CMN regulation to have a Social, Environmental and Climatic Responsibility Policy (Política de Responsabilidade Social, Ambiental e Climática) (“PRSAC”), which must guide the institutions’ social, environmental and climate actions in conducting their businesses, activities and relationship with their customers, other users of their products and services, suppliers, investors, personnel, and any persons affected by the financial institution’s activities. The relevant regulation provides for specific definitions of social, environmental and climate risks and deals with the identification and monitoring of such risks incurred by financial institutions, including activities performed by their counterparties, controlled entities, suppliers and outsourced service providers, and seeks to contemplate the recommendations of the TCFD at the national regulatory level. It also requires the preparation of an annual Report on Social, Environmental and Climate Risks and Opportunities (Relatório de Riscos e Oportunidades Sociais, Ambientais 53 e Climáticas) (“GRSAC Report”) by financial institutions classified in segments S1, such as us, S2, S3 and S4. Authorized institutions classified in segments S1, such as us, S2, S3, and S4, must remit to the Central Bank information regarding social, environmental, and climate risks related to their exposures to credit and securities transactions, as well as those of the respective debtors under these transactions. CVM regulation also provides instructions and requirements regarding aspects of social, environmental and climate risk that must be observed by publicly traded companies in Brazil. Further, SUSEP regulation provides for sustainability requirements to be observed by insurance companies, open pension plan entities, capitalization companies and local reinsurers. These entities must implement environmental, social and climate risk management, as well as sustainability policies and reports, in line with the resolutions published by the Central Bank, as highlighted above. We are continuously improving our climate strategy. Our public reports are aligned with TCFD recommendations and seek to implement best practices on climate-related governance, strategy, risk management, metrics and targets. We are committed to achieving net zero GHG emissions across our operations and financing activities by 2050 in line with the Net Zero Banking Alliance (“NZBA”) guidelines. As such, we disclose our financed emissions based on the Partnership for Carbon Accounting Financials (“PCAF”). We report our direct emissions “Scope 1,” emissions from energy consumption “Scope 2,” and indirect emissions “Scope 3,” including those from our credit portfolio. Recognizing that financed emissions are the most significant for a bank, we acknowledge that reaching net zero depends on the decarbonization efforts of our clients and the broader real economy. To support this transition, we have published the decarbonization objectives for high GHG-emitting sectors we finance. Additionally, by 2030, Itaú Unibanco aims at reducing its combined Scope 1 and 2 emissions by 50%, as well as achieve a 50% reduction in Scope 3 emissions (except for category 15), using 2023 as the baseline year. Recognizing that the innovation agenda is essential for our decarbonization and the transition of our clients, in 2022 we launched Cubo ESG, a platform for entrepreneurs who want to transform the environmental and social reality of Brazil and Latin America. In addition to positioning and communication, the hub aims at generating knowledge, innovation and connections for lowcarbon solutions. We continue to advance our commitment to achieve sustainable development. In 2024, we fully met the R$400 billion commitment for sustainable finance we had established in 2021. We have set a new ambition to mobilize R$1 trillion in sustainable finance between January 2020 and December 2030. To achieve these objectives, we collaborate with the financial industry, through working groups such as the Brazilian Business Council for Sustainable Development and the United Nations Environment Program and through commitments such the Principles for Responsible Banking and the NZBA itself. On November 21, 2024, the CMN issued Resolution No. 5,185, requiring larger financial institutions, such as us, to prepare and disclose a sustainability report along with their financial statements. The report must adhere to international standards (IFRS S1 and S2) and Brazilian sustainability pronouncements and we are working to adhere to such standards. The compliance with such standards will become mandatory as of the fiscal year beginning on January 1, 2026. Portability of Credit Transactions 54 Portability of credit transactions consists of the transfer of a credit transaction from the original creditor to another institution, at the request of the debtor, maintaining the same outstanding balance and remaining term. The regulation establishes standard procedures and deadlines for the exchange of information and the mandatory use of an electronic system authorized by the Central Bank for the transfer of funds between financial institutions, prohibiting the use of any alternative procedure. On December 21, 2023, the Central Bank and CMN also regulated the portability of the outstanding balance of credit card invoices (revolving credit and invoice installments) and other post-paid payment instruments, through Resolution No. 5,112, which came into force on July 1, 2024. Among other provisions, Resolution No. 5,112, provides that a credit card financing debt portability proposal from a new institution must be structured as a single, consolidated credit operation. If the original creditor institution makes a counterproposal, it must present the client with at least one comparable, consolidated operation that matches the repayment term of the operation offered by the proposing institution, for the purposes of cost comparability. Credit Derivatives On August 22, 2024, the CMN issued Resolution No. 5,166, which updates the regulations for issuing Structured Operations Certificates ("COEs"), by financial institutions, and Resolution No. 5,167, which expands the list of credit events recognized in credit derivative transactions. Resolution No. 5,167 enhances the credit derivative framework, enabling institutions to manage risks, thus promoting greater use in the Brazilian market; while Resolution No. 5,166 introduces a new COE tied to credit risk, requiring returns based on protection against credit events and market value fluctuations. Both align with international practices and allow self-regulatory entities to define new credit events. These resolutions came into effect on September 2, 2024. Recent Developments on Prudential Regulation On April 26, 2023, the Central Bank issued Resolution No. 313, which came into effect in July 2024 and addresses the second phase of the Central Bank’s market risk framework (FRTB). This resolution establishes the procedures for the daily calculation, using a standardized approach, of the portion of RWA related to the calculation of the capital required for exposures to the credit risk of financial instruments classified in the trading book (RWADRC). The changes provided by the resolution include the separation of the calculation of capital requirement for exposures subject to credit risk in the trading book from those classified in the banking book. This separation enables the elimination of exposure protected by credit derivatives and encourages institutions to incorporate hedging mechanisms into their portfolios to reduce effective exposure to risk. In respect of operational risk, the Central Bank issued Resolution No. 356, on November 28, 2023, which came into effect by January 2025 and will be implemented gradually until 2028, softening its impact on the capital requirements of supervised entities. This resolution replaces the three calculation methodologies for RWAOPAD currently in use (BIA, ASA and ASA2), with a single, more robust and risk-sensitive method, including an internal loss component that modulates the capital required. On September 24, 2024, the Central Bank launched Public Consultation 106 to introduce the minimum LR requirement on individual or sub-consolidated basis, in the case where there is free transfer of resources between the entities on the same prudential conglomerate, as well as applying minimum limits for the LCR on a sub-consolidated basis, adapting national regulation to Basel III standards. 55 Additionally, the CMN published Resolution No. 5,187, which establishes requirements for the planning and resolution processes of institutions under the supervision of the Central Bank. Pursuant to this resolution, financial institutions, such as us, must prepare the PRSO, which is designed to contribute to the solidity, stability and regular functioning of the SFN. On December 23, 2024, the CMN and the Central Bank issued CMN Resolution No. 5,199 and Central Bank Resolution No. 448 to establish a transition schedule to incorporate the impacts on regulatory capital due to the new provisioning model set forth under those rules and based on IFRS 9. This transition schedule aligns with the BCBS recommendations, which allow jurisdictions to phase in the effects on regulatory capital resulting from increased provisions following the adoption of IFRS 9. The approved regulation partially restores regulatory capital that may have been reduced due to the shift to the new provisioning model. Details on the implementation will be communicated in due course, the rules came into force on January 1, 2025. Insurance Collateralizing Credit Transactions In 2023, Federal Law No. 14,652 was enacted, and in 2024, the Central Bank and SUSEP issued Joint Resolution No. 12, which allows private pension plans and capitalization bonds to be granted as collateral for credit transactions. The resolution outlines specific conditions and operational procedures for financial and insurance/capitalization institutions to implement this collateralization. This regulatory development aims to expand the range of assets that individuals can leverage to secure credit transactions, potentially enhancing credit accessibility in the Brazilian financial market. General Laws and Regulations Affecting the Financial System We summarize below other laws and regulations that generally affect the Brazilian financial system. This summary is qualified in its entirety by the full text of the rules and regulations that are publicly available, which is not incorporated by reference into this annual report. Anti-Corruption Law The Brazilian Anti-Corruption Law establishes that legal entities will have strict liability (that is, regardless of fault or willful misconduct) if they are involved in any form of bribery. The law also encompasses other injurious acts contrary to the Brazilian or foreign public administration, including bid rigging and obstruction of justice. The law provides for heavy penalties, both through administrative and judicial proceedings, including company dissolution, prohibition against obtaining financing from public entities and prohibition against participating in public biddings. A presidential decree also provides parameters for the application of the anti-corruption law, including with respect to penalties and compliance programs. Please refer: • To our Investor Relations website (see – “Menu – Itaú Unibanco – Corporate Governance – Policies – Corporate Corruption Prevention Policy”) from which you can electronically access further details about our anti-corruption Corporate Policy. • To our Investor Relations website (see – “Menu – Itaú Unibanco – Corporate Governance – Policies – Corporate Policy on Integrity, Ethics and Conduct”) from which you can electronically access further details about principles that guide the institution to act with integrity, ethics, and responsibility. • To our Investor Relations website (see – “Menu – Itaú Unibanco – Integrity and Ethics”) from which you can electronically access further details about our Integrity and Ethics Program. None of our Investor Relations website and the policies, programs and guidelines mentioned above are incorporated by reference into this annual report. 56 Anti-Money Laundering Regulation Law No. 9,613, as amended, (“Brazilian Anti-Money Laundering Law”) establishes the basic framework to prevent and punish money laundering as a crime. It prohibits the concealment or dissimulation of origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, subjecting the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises for up to ten years and monetary fines. The Brazilian Anti-Money Laundering Law also created the Council for Financial Activities Control (Conselho de Controle de Atividades Financeiras) (“COAF”), which is subordinated to the Central Bank and performs a key role in the Brazilian system of preventing and combating money laundering, financing of terrorism and the proliferation of weapons of mass destruction. In compliance with the Brazilian Anti-Money Laundering Law and related regulations enacted by the Central Bank, financial institutions in Brazil must establish internal control and procedures aiming at, among others: • identifying and knowing their clients, which includes determining if they are PEPs, and also identifying Ultimate Beneficial Owners ("UBOs"); • checking the origin of funds of a client, as well as the compatibility between the movement of its funds and its economic and financial capacity; • keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client; • reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$50,000, without informing the involved person or any third party; • applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indication of evading client identification and transaction registering procedures; (iv) clients and transactions for which the UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the FATF; and (vi) situations in which it is not possible to keep the clients’ identification records duly updated; • determining criteria for hiring personnel and offering anti-money laundering training for employees; • monitoring transactions and situations which could be considered suspicious for antimoney laundering purposes; • reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations; • maintaining specific records of all operations carried out, products and services contracted by financial institutions, including deposit, contribution, withdrawal, payments, receipts and transfers of funds; and • unavailability, without delay, of goods, values and rights of possession or ownership and all other rights, real or personal, owned, directly or indirectly, of natural or legal persons subject to sanctions by the resolutions of the UNSC. 57 Non-compliance with any of the obligations above subjects the financial institution and its officers to penalties, including: (i) formal notice, (ii) variable pecuniary fine (of up to twenty million reais) (iii) temporary ineligibility of executive officers to hold any management position in financial institutions (for up to ten years), and (iv) cancellation or suspension of the financial institution’s license to operate. Central Bank Circular No. 3,978 of 2020, which came into force on October 1, 2020, also requires that financial institutions maintain Anti-Money Laundering Program (in compliance with regulatory standards) and conduct periodic Internal Risk Assessments. Politically Exposed Persons According to the Central Bank, PEPs are public agents who hold or have held a relevant public position, as well as their representatives, family members or other close associates. They are considered PEPs until five years after the end of their term of office. In Brazil or other countries, territories and foreign jurisdictions. It also includes their legal entities. Financial institutions must develop and implement internal procedures to identify PEPs and obtain higher level of approval than the person responsible for contracting, according to Risk-Based Approach, prior to establishing any relationship with those individuals. They should also adopt reinforced and continuous surveillance actions regarding transactions with PEPs and report all suspicious transactions to COAF. Such procedures must enable the identification of politically exposed persons, and the origin of the funds involved in the transactions of such customers. Consumer Protection The Brazilian Consumer Protection Code (Código de Defesa do Consumidor) (“CDC”), which is applicable to financial institutions, sets forth consumer defense and protection rules applicable to relationships with suppliers of products or services. The basic consumer rights regarding financial institutions are, among others: • reverse burden of proof in court; • proportional reduction of interest charged in connection with personal credit and consumerdirected credit transactions in case of early payment of debts; • in limited circumstances, amounts charged improperly may have to be returned in an amount equal to twice what was paid in excess of due amounts, except in cases of justifiable mistakes (e.g., systemic failure or operational error); • the collection of credits cannot expose the client to embarrassment or be performed in a threatening manner; and • liability for any damages caused to consumers by misrepresentations in their publicity or information provided. Law No. 14,181, known as the “over-indebtedness” law, which amended the Brazilian Consumer Protection Code and the Senior Citizens’ Statute (Law No. 10,741 of October 1, 2003), provides preventive rights and obligations against excessive consumer indebtedness reinforcing concepts and rules on transparency and security in credit contracting, including relevant provisions on indebtedness avoidance. Among other measures, Law No. 14,181 (i) implemented the concept of existential minimum (the minimum amount of income that a consumer should have for his 58 subsistence), that cannot be compromised with the payment of credit contracts; and (ii) included a new chapter in the CDC dedicated to the conciliation of individuals who are over-indebted, giving those individuals the opportunity for a judicial debt conciliation process, which would bring together all creditors in a single agreement. On July 26, 2022, the Brazilian Federal Government published Decree No. 11,150, which regulates Law No. 14,181 and establishes key consumer rights, including responsible credit practices, financial education and measures to prevent and address over-indebtedness. The decree also specifies that the existential minimum (mínimo existencial) represents the portion of income that must be preserved to cover a consumer’s basic needs. However, it excludes certain debts and credit limits from the existential minimum safeguard, such as debts not related to consumption, real estate financings and refinancings; arising from loans and financings with realproperty collateral; and arising from credit agreements guaranteed by surety or with endorsements. On June 20, 2023, Decree No. 11,567/2023 was published and entered into force introducing changes to Article 3 of Decree No. 11,150/2022. The amendment establishes a fixed existential minimum amount of R$600. It further revokes paragraph 2, which previously stated that annual adjustments to the minimum wage will not impact this amount. On July 1, 2024, Law No. 14,905 of 2024 was published. This law introduces significant changes to the Brazilian Civil Code regarding monetary restatement and interest accrual in cases of default. It allows parties to freely set the monetary restatement index and interest rates in contracts, subject to legal limits, with the IPCA used as a default for restatement and the SELIC rate minus the applicable index for statutory interest. The law also mandates the Central Bank to provide a public tool to simulate statutory interest rates and clarifies that the Usury Law does not apply to certain obligations outside the SFN, such as transactions between legal entities, debt instruments, and those involving financial institutions. The provisions of the law came into force on August 30, 2024. Central Bank Rules on Consumer Relations CMN Resolution No. 4,949 of September 30, 2021 provides the principles and procedures to be adopted in the relationship of financial institutions and other institutions authorized to operate by the Central Bank with their clients and users of financial products and services. On October 14, 2021, Central Bank Resolution No. 155 established almost identical principles and procedures to be adopted by payment institutions and consortium administrators. The regulations set forth new rules mainly with the goal of ensuring fair and equitable treatment at all stages of the relationship with institutions providing financial and payments services, as well as a convergence of the interests of such institutions with those of their consumers. Additionally, they define that institutions authorized to operate by the Central Bank (i) shall prepare and implement an institutional policy for the relation with consumers and users; (ii) must indicate to the Central Bank the officer responsible for complying with the obligations provided under the new rules; and (iii) must comply with other obligations within the scope of the new rules. On October 3, 2023, Law No. 14,690 was sanctioned, ratifying the emergency program for renegotiation of debts of individuals in default depending on the category the debtor is, which in turn depends on the amount of the debtor’s debt (Desenrola Brasil).The CMN and the Central Bank issued Resolution No. 5,112 and Resolution No. 365, respectively, establishing other measures to prevent debtor default and consumer over-indebtedness, including rules related to the portability of credit transactions granted in the context of post-paid payment instrument (such as credit cards) financings, among other issues. 59 Furthermore, on December 26, 2023, the CMN and the Central Bank published Joint Resolution No. 8, which requires, from July, 1, 2024, the institutions authorized to operate by the Central Bank to adopt financial literacy measures designed for their clients and natural person users, including individual entrepreneurs, by means of the publication of a financial literacy policy, the provision of financial literacy content and tools in an appropriate language, channel, and timing in order to suit them to the characteristics and needs of clients and users. Data Protection Law The LGPD, came into force in September 2020 (except for its administrative sanctions, which came into effect on August 1, 2021, according to Law No. 14,010/2020). The LGPD brought about significant changes to the rules and regulations applicable to the processing of personal data, including rules and regulations governing activities such as the collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons. The LGPD is applicable to any and all operations related to any form of processing of personal data, with brief exceptions provided by law, such as the case of processing for exclusively private and non-economic purposes, or journalistic, artistic, or public security, and if extends to individuals and public and private entities, regardless of the country where they are based or where the data is hosted. The LGPD is also applicable as long as (i) data processing takes place in Brazil; (ii) the data processing activity is intended to offer or provide goods or services to or process data from individuals located in Brazil; or (iii) the data subjects are located in Brazil at the time their personal data are collected. The LGPD is applicable regardless of the industry or business when dealing with personal data and is not restricted to data processing activities carried out through digital media and/or on the internet. Further, Law No. 13,853/19 amended the LGPD to create and establish the attributions of the National Data Protection Authority (Autoridade Nacional de Protecão de Dados – “ANPD”) who, among others, has the attributions of guaranteeing the protection of personal data, interpreting the LGPD and supervising compliance. In the event of non-compliance with the LGPD, some administrative penalties could be imposed, including (depending on the gravity of the offense, according to criteria established by the ANPD through ANPD Resolution No. 4, of February 24, 2023) (1) warnings; (2) a one-time fine of up to 2% (subject to an upper limit of R$50,000,000 per violation) of gross sales of the entity, group or conglomerate of companies in Brazil; (3) a daily fine (subject to an upper limit of R$50,000,000); (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities. Additionally, other authorities in Brazil can still apply the LGPD through administrative procedures or lawsuits. For example, the Department of Consumer Protection and Defense or the Prosecution Office responsible for consumer rights and individuals and non-governmental or private associations could file complaints or bring lawsuits based on violations of the LGPD that have caused or may cause harm to individuals. In administrative proceedings, fines may be imposed in some cases, and in legal proceedings, in addition to the obligation to cease the allegedly unlawful activity or to perform a specific action, compensation for moral and material damages may be imposed. 60 Cybersecurity We comply with the requirements of the LGPD, especially in relation to the security and protection of personal data, as well as CMN Resolution No. 4,893/2021 and of Central Bank Resolution No 85/2021, which require financial and payment institutions to institute a Cybersecurity Policy, as well as regulates the outsourcing of relevant data processing and storage and cloud computing services. We also comply with (i) CVM Resolution No. 35/2021, which sets forth the standards and procedures to be observed in security transactions carried out in regulated securities markets requiring the implementation of cybersecurity control and data protection,(ii) SUSEP Circular No. 638/2021, which provides for cyber security requirements to be observed by insurance companies, open entities pension funds (EAPCs), capitalization and local reinsurers and (iii) the SEC’s cybersecurity disclosure rules for foreign issuers, focusing on Risk Management, Strategy, Governance and Cybersecurity Incident Disclosure. Relevant service data location and processing may occur inside or outside of Brazil. In case of data location and processing, the relevant contract may not hinder Central Bank’s supervision and the financial institution must have a contingence plan in place in case of termination or impossibility of provision of the services and management of information security risk of the third parties. In addition, there must be an agreement for the exchange of information between the Central Bank and the supervisory authorities of the countries where the services may be provided (in case there is no such agreement, the Central Bank must approve in advance the engagement of the relevant foreign service provider by the financial institution). Taxes on our operations We summarize below the main taxes levied on the transactions entered into by entities in the Itaú Unibanco Group in Brazil. This description does not represent a comprehensive analysis of all tax considerations applicable to the Itaú Unibanco Group. For a more in-depth analysis, we recommend that you consult with your own tax advisors. The main taxes we are subject to, with their respective nominal rates, are as follows: Tax Rate Tax calculation basis Corporate Income Tax (IRPJ) 15.0% plus a 10.0% surtax Net income with adjustments (exclusions, additions, and deductions) Social Contribution on Net Income (CSLL) 20.0% (banking institutions) and 15.0% (other institutions authorized to operate by the Central Bank and insurance and capitalization companies). Net income with adjustments (exclusions, additions, and deductions) 9.0% (other Itaú Unibanco Group companies). COFINS 4.0% (financial institutions, insurance companies, capitalization and similar entities) or 7.6% (other Itaú Unibanco Group companies) Gross revenue minus specific deductions PIS 0.65% (financial institutions, insurance companies, capitalization and similar entities) or 1.65% (other Itaú Unibanco Group companies) Gross revenue minus specific deductions ISS 2.0% to 5.0% Price of service rendered IOF Depends on the type of the transaction, as described below. Transaction nominal value 61 Corporate Income Tax and Social Contribution on Net Income In accordance with applicable legislation, Corporate Income Tax (Imposto de Renda da Pessoa Jurídica) (“IRPJ”) and Social Contribution on Net Profits (Contribuição Social Sobre o Lucro Líquido) (“CSLL”) are determined by the taxable income regime. Under this regime, our taxable income, on which IRPJ and CSLL will be levied, must be adjusted by additions, deductions, and exclusions, such as nondeductible expenses, operating costs and equity accounting, respectively. The IRPJ is calculated at a rate of 15.0%, plus a surtax of 10.0% which is levied on profits exceeding R$240,000 per year, and the CSLL is calculated at (i) a rate of 20.0% for banks, (ii) a rate of 15.0% for other financial institutions except banks, and (iii) a rate of 9.0% for non-financial Brazilian legal entities, after adjustments determined by the tax legislation. Our companies may offset the historical nominal amount of tax losses determined in prior years against results of subsequent years at any time (i.e., with no limitations with respect to time periods), provided that such offsetting does not exceed 30.0% of the annual taxable income of such future year. For purposes of IRPJ and CSLL taxation, companies should also consider their income abroad, rather than income solely from Brazilian operations. Therefore, profits, capital gains and other income earned abroad by Itaú Unibanco Group entities in Brazil, their branches, representations, affiliates or subsidiaries, will also be computed for determination of the entities’ taxable income. However, Brazilian legislation provides the possibility of deducting the amounts paid as corporate income tax abroad against the IRPJ and CSLL due in Brazil, provided certain limits are observed. Contribution on Social Integration Program and Social Security Financing Contribution In addition to IRPJ and CSLL, Brazilian legal entities are subject to the following taxes on revenue: Social Integration Program Contribution (Programa de Integração Social) (“PIS”) and Contribution for the Financing of Social Security (Contribuição para o Financiamento da Seguridade Social) (“COFINS”). According to applicable legislation, financial institutions are subject to the cumulative regime for calculation of these taxes. Under the cumulative regime, financial institutions are required to pay PIS at a 0.65% rate and COFINS at a 4.0% rate. The cumulative regime provides for rates lower than those levied under the non-cumulative regime, and although it prevents the use of tax credits, some exclusions for financial institutions are allowed, such as those connected with financial intermediation. Service Tax The service tax (“ISS”) is generally levied on the price of services rendered (e.g., banking services) and is charged by the municipality where our branch or office rendering the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality in which the service is provided and its respective nature. Tax on Financial Transactions The tax on financial transactions (“IOF”), is levied on credit, currency exchange and securities transactions and is imposed on specific rates according to the transaction in question. The tax rate may be changed directly by a decree from the Executive Branch, rather than by a law enacted by the Brazilian Congress which may become effective as of its publication date. The table below summarizes the main IOF rates currently levied on our transactions. Notwithstanding, we note that IOF is a very complex tax. Therefore, we recommend that tax advisors be consulted for an in-depth analysis. Brazil committed to eliminate the IOF on foreign exchange (“IOF/FX”) transactions. In this regard, Decree No. 10,997/2022 and, later, Decree No. 11,153/2022 introduced a plan for a gradual yearly reduction of such tax, until the IOF/FX rate is reduced to 0% by 2029. The applicable rates for 2025 are also described in the table below. 62 Type of transaction Applicable Rates (Rates may be changed by a decree enacted by the Brazilian Government up to a maximum rate, as described below, which may become effective as of its publication date) Foreign exchange transactions IOF/FX: zero to 3.38% (depending on the transaction). As a general rule, the rate is 0.38%. Maximum rate: 25% Foreign exchange transactions – Credit and debit card transactions, money withdrawal abroad and travel cheques 3.38% Foreign exchange transactions – Acquisition of foreign currency 1.10% Foreign exchange transactions – Cross-border transfer of funds to bank accounts held by resident persons 1.10% Foreign exchange transactions – Inbound loans 0% Insurance transactions IOF/Insurance: zero to 7.38% Maximum rate: 25% Loans and credit transactions IOF/Credit: 0.0082% (individual) or 0.0041% (legal entities) per day, until it reaches 365 days, plus a flat 0.38% rate. Maximum rate: 1.5% per day Securities IOF/Securities: zero to 1.5% as a general rule Maximum rate: 1.5% per day Securities – Derivatives IOF/Securities – Derivatives: zero Maximum rate: 25% Brazil’s Consumption Tax Reform was enacted On December 20, 2023, the approved tax reform (“Tax Reform”) was converted into Constitutional Amendment No. 132, effective as of December 21, 2023, and the new taxes will be implemented as of 2026. The Tax Reform provides for the replacement of five taxes by two new value-added taxes, the Tax on Goods and Services (Imposto sobre Bens e Serviços) (“IBS”) and the Contribution on Goods and Services (Contribuição sobre Bens e Serviços) (“CBS”) within a seven-year transition period. The current taxes on consumption that will be replaced by the IBS and CBS include (i) tax on distribution of goods and services (Imposto sobre Circulação de Mercadorias e Serviços) (“ICMS”); (ii) ISS; (iii) Tax on Industrialized Products (Imposto sobre Produtos Industrializados) (“IPI”); (iv) PIS and COFINS. The Constitutional Amendment stipulates that in relation to revenue from financial intermediation, there should be maintained the current tax burden applied to loan operations until the end of the fifth year after the regime comes into force (with no increase or decrease in the sector’s revenue). On January 16, 2025, the Brazilian Congress enacted Supplementary Law No. 214/25 providing general standards for the imposition of IBS and CBS, including the circumstances of incidence and calculation bases for these taxes. As the tax reform is subject to supplementary regulations, and even though these changes may or not lead to a possible increase in our tax burden, predicting the impacts on our gross margin is not possible at this time. 63 Reform of Tax on Income In March 2025, the Brazilian Government presented proposed Bill No. 1,087 which, if approved, may impact the cost of the distribution of dividends for high-earning individuals and nonresidents. It is important to note that the proposed Bill is at an early stage of discussion and has been sent to the Brazilian Congress for deliberation. The proposed legislation aims to reduce income tax for low-income individuals, and, in consideration of this, establish a minimum tax for high-earning individuals (up to 10%, depending on the amount of income). The distributions of dividends will be subject to a 10% withholding tax to non-residents investors and introduces a tax credit relief rule to ensure that the effective corporate income taxation does not exceed the nominal corporate income tax rates of the companies. Some of these amendments may adversely affect the tax expenses related to dividends and other distributions by Brazilian companies. Until the proposed bill is reviewed and enacted by the Congress, the proposed measures are not valid and the taxation of dividends and other distributions by Brazilian companies remains subject to the current legal framework. We note that the taxation of dividend distributions and the possible elimination of the deductibility of interest on equity are under discussion, although we cannot affirm whether the Brazilian Government will implement or not a further tax reform. Brazil Adheres to Pillar 2 regulations Brazil has implemented Pillar 2 regulations under the Global Rules Against Base Erosion (“GloBE”) of the Globe Organization for Economic Co-operation and Development (“OECD”). Law No. 15,079, published on December 30, 2024, created an additional social contribution on net profits, which is based on the qualified domestic minimum top-up tax (“QDMTT”) rule. This law is further regulated by Normative Ruling No 2,228, published on October 3, 2024. The new rules came into effect on January 1, 2025, and taxpayers may apply transitional safeharbor provisions in 2025 and 2026. Consistent with OECD’s model rules, if applicable, the additional CSLL rate is determined by the difference between the global minimum tax rate of 15% and the effective tax rate for GloBE profits of the taxpayer. Taxpayers with an effective tax rate for GloBE profits below 15%, will be subject to an additional CSLL adjustment, which may increase their tax burden in accordance with the provisions of Law No. 15,079. U.S. Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standard (CRS) FATCA attempts to minimize tax avoidance by U.S. persons investing in foreign assets both through their own accounts and through their investments in foreign entities. FATCA requires U.S. withholding agents such as us to provide information to the IRS regarding their U.S. account holders including substantial U.S. owners of certain non-financial foreign entities (“NFFEs”), and specified U.S. persons having an interest in certain professionally managed investment vehicles and trusts known as owner-documented foreign financial institutions (“FFIs”). To the extent a U.S. withholding agent is not able to properly document an account, it generally will be required to deduct 30% FATCA withholding on certain payments of U.S. source income. U.S. federal income tax law has detailed rules for determining the source of income. Different rules apply for each type of income. Interest and dividends, two of the most common types of income for investors, are generally sourced by reference to the residence of the obligor. Specifically, dividends are generally treated as U.S. source income when paid by a U.S. corporation with respect to its stock, and interest is generally treated as U.S. source income when paid by a U.S. borrower of money. The U.S. collaborated with other governments to develop Intergovernmental Agreements (“IGAs”), to implement FATCA. IGAs with partner jurisdictions facilitate the effective and efficient implementation of FATCA. The purpose of these agreements is essentially to remove domestic 64 legal impediments to compliance with FATCA and sharing of information and to reduce burdens on FFIs located in partner jurisdictions. More than 70 jurisdictions have signed an IGA, including Brazil (which came into effect in Brazil on August 24, 2015), the Cayman Islands, Switzerland and United Kingdom. In addition, approximately 30 other jurisdictions are deemed as having an IGA in effect. Some countries signed a reciprocal agreement, meaning that the country (such as Brazil) and the U.S. will automatically exchange annually, on a reciprocal basis, specific account holder information. Furthermore, Normative Ruling No. 1,680, dated December 28, 2016, was enacted to introduce the Common Reporting Standard (“CRS”) in Brazil, which seeks to implement a system of reporting financial accounts in a manner similar to FATCA. CRS is the result of discussions on the necessity of exchanging information between tax authorities of many countries in the context of the Base Erosion and Profit Shifting (“BEPS Project”), coordinated by the OECD. In connection therewith, an ancillary obligation called “e-Financeira” provided by Normative Ruling No. 1,571, dated July 2, 2016, was created to be the mandatory report filed by financial institutions in order to fulfill FATCA and CRS obligations. Moreover, on May 6, 2016, Brazilian tax authorities issued the Normative Ruling No. 1,634, effective as of January 1, 2017, that amended the regulation applicable to the National Registry of Legal Entities (Cadastro Nacional da Pessoa Jurídica) (“CNPJ”). This regulation introduced a new rule providing an ancillary obligation by which certain entities have to indicate the “Final Beneficiary” in each CNPJ, which is defined as the natural person who ultimately, directly or indirectly, owns, controls or significantly influences a particular entity or on whose behalf a transaction is conducted. Currently, this subject is regulated by Normative Ruling No. 2,119, dated December 6, 2022. In addition, Normative Ruling No. 1,681 was enacted on December 28, 2016, providing the obligation to annually deliver the so-called Country-by-Country Statement, an ancillary obligation also arising from the discussions under the BEPS Project, before the Brazilian Federal Revenue Service (“RFB”), which in its turn is also expected to exchange such information with other countries’ tax authorities. Pursuant to FATCA and related U.S. Treasury guidance, the issuer, any other financial institution or other entities subject to FATCA disclosure requirements to or through which any payment with respect to the preferred shares or ADSs is made may be required, pursuant to the IGA-BR or under applicable law, to (i) request certain information from holders or beneficial owners of our preferred shares or ADSs, whose information may be provided to the IRS; and (ii) withhold U.S. federal tax at a 30.0% rate on some portion or all of the payments considered “foreign passthru payments” made two years or more after the date on which final Treasury Regulations defining foreign passthru payments are published, with respect to the preferred shares or ADSs to an account held by a “recalcitrant account holder” or to a “nonparticipating FFI” (as defined under FATCA). If the issuer or any other person is required to withhold amounts under or in connection with FATCA from any payments made in respect of the preferred shares or ADSs, holders and beneficial owners of the preferred shares or ADSs will not be entitled to receive any gross up or other additional amounts to compensate them for such withholding. The above description is based on guidance issued to date by the U.S. Treasury Department, including the final U.S. Treasury regulations and IGA-BR. Future guidance may affect the application of FATCA to the preferred shares or ADSs. b. main aspects related to the issuer’s compliance with legal and regulatory obligations related to environmental and social issues Regulations on ESG requirements applicable to financial institutions Financial institutions are required by CMN regulation to have a Social, Environmental and Climatic Responsibility Policy (Política de Responsabilidade Social, Ambiental e Climática) (“PRSAC”), which must guide the institutions’ social, environmental and climate actions in conducting their businesses, activities and relationship with their customers, other users of their products and 65 services, suppliers, investors, personnel, and any persons affected by the financial institution’s activities. The relevant regulation provides for specific definitions of social, environmental and climate risks and deals with the identification and monitoring of such risks incurred by financial institutions, including activities performed by their counterparties, controlled entities, suppliers and outsourced service providers, and seeks to contemplate the recommendations of the TCFD at the national regulatory level. It also requires the preparation of an annual Report on Social, Environmental and Climate Risks and Opportunities (Relatório de Riscos e Oportunidades Sociais, Ambientais e Climáticas) (“GRSAC Report”) by financial institutions classified in segments S1, such as us, S2, S3 and S4. Authorized institutions classified in segments S1, such as us, S2, S3, and S4, must remit to the Central Bank information regarding social, environmental, and climate risks related to their exposures to credit and securities transactions, as well as those of the respective debtors under these transactions. CVM regulation also provides instructions and requirements regarding aspects of social, environmental and climate risk that must be observed by publicly traded companies in Brazil. Further, SUSEP regulation provides for sustainability requirements to be observed by insurance companies, open pension plan entities, capitalization companies and local reinsurers. These entities must implement environmental, social and climate risk management, as well as sustainability policies and reports, in line with the resolutions published by the Central Bank, as highlighted above. We are continuously improving our climate strategy. Our public reports are aligned with TCFD recommendations and seek to implement best practices on climate-related governance, strategy, risk management, metrics and targets. We are committed to achieving net zero GHG emissions across our operations and financing activities by 2050 in line with the Net Zero Banking Alliance (“NZBA”) guidelines. As such, we disclose our financed emissions based on the Partnership for Carbon Accounting Financials (“PCAF”). We report our direct emissions “Scope 1,” emissions from energy consumption “Scope 2,” and indirect emissions “Scope 3,” including those from our credit portfolio. Recognizing that financed emissions are the most significant for a bank, we acknowledge that reaching net zero depends on the decarbonization efforts of our clients and the broader real economy. To support this transition, we have published the decarbonization objectives for high GHG-emitting sectors we finance. Additionally, by 2030, Itaú Unibanco aims at reducing its combined Scope 1 and 2 emissions by 50%, as well as achieve a 50% reduction in Scope 3 emissions (except for category 15), using 2023 as the baseline year. Recognizing that the innovation agenda is essential for our decarbonization and the transition of our clients, in 2022 we launched Cubo ESG, a platform for entrepreneurs who want to transform the environmental and social reality of Brazil and Latin America. In addition to positioning and communication, the hub aims at generating knowledge, innovation and connections for lowcarbon solutions. We continue to advance our commitment to achieve sustainable development. In 2024, we fully met the R$400 billion commitment for sustainable finance we had established in 2021. We have set a new ambition to mobilize R$1 trillion in sustainable finance between January 2020 and December 2030. To achieve these objectives, we collaborate with the financial industry, through working groups such as the Brazilian Business Council for Sustainable Development and the 66 United Nations Environment Program and through commitments such the Principles for Responsible Banking and the NZBA itself. On November 21, 2024, the CMN issued Resolution No. 5,185, requiring larger financial institutions, such as us, to prepare and disclose a sustainability report along with their financial statements. The report must adhere to international standards (IFRS S1 and S2) and Brazilian sustainability pronouncements and we are working to adhere to such standards. The compliance with such standards will become mandatory as of the fiscal year beginning on January 1, 2026. c. dependence on any material patents, trademarks, licenses, concessions, franchises, and royalty contracts for the development of activities Trademarks Trademarks owned by the Issuer and controlled companies have an important role in the performance of activities; however, no dependence on such assets exists for the performance of the Issuer’s and controlled companies’ activities. Patents Patents owned by the Issuer and controlled companies have an important role in the performance of activities; however, no dependence on such assets exists for the performance of the Issuer’s and controlled companies’ activities. d. financial contributions, stating the corresponding amounts, made directly or through third parties: i. to incumbents or candidates for political office In accordance with Law No. 9,504/1997, as amended by the Electoral Reform (Law No. 13,165/2015), our internal donation policy prohibits legal entities from donating to candidates for office and political parties. This Policy is available on the Investor Relations website (www.itau.com.br/relacoes-com-investidores/) > Itaú Unibanco > Corporate Governance > Policies > Policy on Governmental and Institutional Relations. ii. to political parties In accordance with Law No. 9,504/1997, as amended by the Electoral Reform (Law No. 13,165/2015), our internal donation policy prohibits legal entities from donating to candidates for office and political parties. This Policy is available on the Investor Relations website (www.itau.com.br/relacoes-com-investidores/) > Itaú Unibanco > Corporate Governance > Policies > Policy on Governmental and Institutional Relations. iii. to fund activities to influence public policy decision-making, notably the content of regulatory acts Amounts are reported in the ESG Report for 2024, in the amount of R$1.308 million. 1.7 With respect to the countries in which the issuer generates substantial revenue, please identify: a. revenue arising from clients from the country where the issuer is headquartered and their share in the issuer’s total net revenue b. revenue arising from clients from each foreign country and their share in the issuer’s total net revenue 67 Not applicable, as our revenues are strongly concentrated in Brazil (they account for approximately 82% of total revenue) and no individual country has a share deemed significant by the Issuer. The share of revenues earned in the 18 countries abroad account for approximately 18% of Itaú Unibanco Holding’s total revenue. For further information, please see Note 30 “Segment Information” to the Financial Statements under IFRS. 1.8 With respect to the foreign countries disclosed in item 1.7, describe relevant impacts arising from the regulation of these countries on the issuer's business The Issuer has not had substantial revenues from countries other than Brazil. 1.9. With respect to environmental, social and corporate governance (ESG) information, state: a. whether the issuer discloses ESG information in an annual report or other specific document for this purpose b. the methodology or standard followed in the preparation of this report or document c. whether this report or document is audited or reviewed by an independent entity, identifying that entity, if applicable d. the Internet pages on which this information can be found e. whether the report or document prepared takes into account the disclosure of a materiality matrix and ESG KPIs (key performance indicators), and any material indicators for the issuer f. whether the report or document takes into account the Sustainable Development Goals (SDGs) established by the United Nations and which are the material indicators to the issuer g. whether the report or document takes into account the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) or financial disclosure recommendations of other recognized entities related to climate issues h. whether the issuer carries out inventories of greenhouse gas (GHG) emissions, indicating, if applicable, the scope of inventoried emissions and the Internet pages where additional information can be found i. issuer's explanation of the following conducts, if applicable: i. non-disclosure of ESG information ii. non-adoption of a materiality matrix iii. non-adoption of ESG KPIs (key performance indicators) iv. failure to audit or review ESG information disclosed v. failure to take into account SDGs or to adopt recommendations on climate issues, issued by TCFD or other recognized entities, in the disclosed ESG information vi. failure to carry out inventories of greenhouse gas (GHG) emissions ESG information that is material to the company's performance is published annually in the Integrated Annual Report, as well as in the ESG Report, an annual document dedicated exclusively to sustainability information reporting. 68 The ESG Report presents indicators adhering to Global Reporting Initiative (GRI) guidelines and Sustainability Accounting Standards Board (SASB) indicators. The ESG report is assured by an external audit firm and the information reported is in line with the company's ESG strategy, reviewed and disclosed in 2024. The Company’s new ESG strategy is based on three pillars that guide our actions and foster our transformation, and they are: Sustainable Finance, Climate Transition and Diversity and Development, in addition to the Governance and Conduct pillar, which supports the Company’s ESG culture and strategy. Our ESG strategy is also based on the materiality analysis through the identification, assessment and prioritization of the most significant topics to the Company and main stakeholders. These topics guide the organization's ESG strategy and the resulting transparency of the most significant indicators disclosed in our reports. In the ESG Report, these topics are linked to the UN Sustainable Development Goals (SDG), therefore identifying the SDGs that are most material for our strategy. We also follow the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) on climate change management and present a summary of our management structure based on the TCFD’s four pillars: governance, strategy, risk management, and metrics and targets. We aim at the ongoing evolution in climate reporting, and that is why we publish updates and recurring reports on our Investor Relations website on the advancement of the Company’s climate agenda. We also disclose our annual greenhouse gas (GHG) inventory, assured by a third party, and publish the carbon emission indicators in the ESG Report and in the Integrated Annual Report. The ESG Report and the Integrated Annual Report can be found on the Company's Investor Relations website at the following link:https://www.itaucom.br/relacoes-com-investidores/en/itauunibanco/ know-more/esg/. 1.10 If the issuer is a semi-public corporation, please identify: a. the public interest that justified its incorporation b. issuer’s operations in compliance with public policies, including universalization targets, identifying: i. government programs carried out in the previous year, those established for the current year, and those determined for the next fiscal years, the criteria adopted by the issuer to classify these operations as being developed to meet the public interest mentioned in “a” ii. with respect to the above-mentioned public policies, the investments made, cost incurred and the origin of funds involved – own cash generation, transfer of public funds and financing, including funding sources and conditions iii. estimated impacts of the above-mentioned public policies on the issuer's financial performance or a statement that no analysis of the financial impact of the above-mentioned public policies was conducted c. Pricing process and rules applicable to establishing fees Not applicable, since the Company is not a mixed corporation. 1.11 Indicate the acquisition or disposal of any relevant asset that is not classified as a regular transaction in the issuer’s business All disposals and acquisitions of significant assets were duly described in item 2.4 b) of this Reference Form. 69 1.12 State any merger, spin-off, takeover, merger of shares, capital increase or reduction operation involving the issuer and the documents in which more detailed information can be found 2025 ITAÚ UNIBANCO HOLDING S.A. Event Capital Increase made by Itaú Unibanco Holding S.A. (“Company or “Issuer”) Main business conditions On February 5, 2025, the Board of Directors of Itaú Unibanco Holding approved the increase in the subscribed and paid-in share capital within the authorized capital limit provided for in the Company's bylaws, in the amount of R$33,334,060,190.00 (thirtythree billion, three hundred and thirty-four million, sixty thousand, one hundred and ninety reais), increasing from R$90,729,000,000.00 (ninety billion, seven hundred and twenty-nine million reais) to R$124,063,060,190.00 (one hundred and twenty-four billion, sixty-three million, sixty thousand, one hundred and ninety reais) through the capitalization of amounts recorded in the Company's Profit Reserves – Statutory Reserves. The capital increase was carried out with the issuance of 980,413,535 new book-entry shares, with no nominal value, of which 495,829,036 were common shares and 484,584,499 were preferred shares, attributed free of charge to the holders of the Company's shares, as a bonus, in the proportion of 1 (one) new share, of the same type, for every 10 (ten) shares held, with the shares held in treasury also being granted bonuses. Companies involved Itaú Unibanco Holding S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. 2024 IUPP S.A. 70 Event Merger of IUPP S.A. (“IUPP”) into Itaú Unibanco Holding S.A. (“Company” or “Issuer”). Main business conditions According to the Company’s Extraordinary General Stockholders’ Meeting, held on October 31, 2024, the Protocol and Justification of the Merger of IUPP into the Company was approved (“Transaction” or “Merger”). Accordingly, all IUPP activities were transferred to the Company, including the creation and administration of a points and rewards program and an electronic platform for intermediating the offer of products and goods by third parties, among others. As a result of this Transaction, IUPP will be definitively dissolved. The Company has been constantly seeking to streamline the use of resources and optimize its structures and businesses, aiming at providing higher efficiency and return on invested amounts. It believes that the Merger in question will bring about clear benefits towards this end, taking into consideration the dissolution of a company of its own conglomerate. The Transaction will not imply any capital increase or the issue of new shares of the Issuer. We clarify that the Merger was completed on October 31, 2024. Companies involved Itaú Unibanco Holding S.A. and IUPP S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. HIPERCARD BANCO MÚLTIPLO S.A. Event Merger of Hipercard Banco Múltiplo S.A. (“Hipercard”) into Itaú Unibanco Holding S.A. (“Company” or “Issuer”). 71 Main business conditions According to the Company’s Extraordinary General Stockholders’ Meeting, held on June 26, 2024, the Protocol and Justification of the Merger of Hipercard into the Company was approved (“Transaction” or “Merger”). In this sense, with the completion of the operation, all of Hipercard's activities were transferred to the Company. As a result of the transaction, Hipercard was definitively extinguished. The Company has been constantly seeking to streamline the use of its resources and optimize its structures and businesses, aiming at providing higher efficiency and return on invested amounts. It believes that this Merger will bring about clear benefits towards this end, taking into consideration the dissolution of a company of its own conglomerate and corresponding licenses to operate. The Transaction will not imply any capital increase or the issue of new shares of the Issuer. We clarify that the Merger was approved by the Central Bank of Brazil and became effective on 01/31/2025. Companies involved Itaú Unibanco Holding S.A. and Hipercard Banco Múltiplo S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. ZUP I.T. SERVIÇOS EM TECNOLOGIA E INOVAÇÃO S.A. Event Acquisition of 100% of the share capital and voting rights of Zup I.T. Serviços em Tecnologia e Inovação S.A. (“Zup”). 72 Main business conditions On October 31, 2019, we entered into a share purchase agreement with ZUP LLC, Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida and Flavio Henrique Zago, among others, for the acquisition of 100% of the total voting capital stock of Zup I.T. Serviços em Tecnologia e Inovação Ltda, or Zup, for an amount of R$575 million, subject to certain contractual adjustments to the purchase price. This acquisition has been implemented in three phases. In the first phase, closed on March 31, 2020, we acquired 52.96% of the total voting capital stock of Zup for approximately R$293 million and became the controlling shareholder of Zup. In the second phase, which closed in May 31, 2023, we acquired an additional 19.6% stake in Zup's capital stock, and in addition, on June 13, 2023, we acquired 65,556 shares, corresponding to 0.6051% of Zup's total capital stock from one of its former shareholders. In the third phase, which closed on March 28, 2024, we acquired the remaining stake in Zup's share capital, making us its sole shareholder. Companies involved Itaú Unibanco Holding S.A., Redecard S.A., ZUP LLC and Zup. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction The Issuer, through its subsidiaries, will indirectly hold 100% of Zup's total share capital. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. BANCO ITAUCARD S.A. Event Partial spin-off of Banco Itaucard S.A. (“Itaucard”) and merger of the spun-off portion by Itaú Unibanco S.A. (“Itaú”). Main conditions of the transaction According to Itaú’s Extraordinary General Stockholders’ Meeting, held on March 6, 2024, the Protocol and Justification of the Partial Spin-Off of Itaucard was approved, as was the merger of the spun-off portion of 73 Itaucard into Itaú, which led to an intragroup corporate restructuring ("Transaction" or “Spin-Off”). Accordingly,all remaining activities carried out by Itaucard that were not migrated to Itaú Unibanco Holding S.A. ("Company" or "Issue") were transferred to Itaú as a result of the partial spin-off approved on September 30, 2022, such as the activities associated with payment accounts. As a result of this Transaction, Itaucard will remain existing uninterruptedly, and its equity will be reduced driven by the transfer of the spun-off portion to Itaú Unibanco. Taking into consideration that the Company currently holds 100% of Itaucard capital, as a result of the Spin-Off, the Company will receive new Itaú shares. The operation was approved by the Central Bank of Brazil on 07/01/2024 and perfected on the last day of that month in which authorization was granted. Companies involved Itaú Unibanco S.A. and Banco Itaucard S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. 2023 BANCO ITAÚ BBA S.A. Event Total spin-off of Banco Itaú BBA S.A. (“Itaú BBA”) and merger of spun-off portions into Itaú Unibanco Holding S.A. (“Company” or “Issuer”) and Itaú BBA Assessoria Financeira S.A. (“Itaú Assessoria”). Main conditions of the transaction According to the Company's Extraordinary General Stockholders’ Meeting, held on November 30, 2023, the Protocol and Justification of the Total Spin-Off of Itaú BBA was approved, as was the merger of the spun-off portions of Itaú BBA into the Company and Itaú 74 Assessoria, which led to an intragroup corporate restructuring ("Transaction" or “Spin-Off”). Accordingly, after the Transaction is duly completed, the following activities will be transferred: (a) to Itaú Assessoria, all activities related to the financial advisory, structuring and coordination of securities transactions and equity interests recorded in permanent assets, except for the equity interest in Itauseg Saúde S.A. (Corporate Taxpayer’s Registry (CNP) No: 04.463.083/0001-06); and (b) to the Company: all activities typical of financial institutions and other assets and liabilities of Itaú BBA. As a result of this Transaction, Itaú BBA will be definitively dissolved. The Company has been constantly seeking to streamline the use of resources and optimize its structures and businesses, aiming at providing higher efficiency and return on invested amounts. It believes that the Transaction in question will bring about clear benefits towards this end, taking into consideration the dissolution of a company of its own conglomerate and corresponding licenses to operate. The operation was approved by the Central Bank of Brazil on 05/29/2024 and perfected on the last day of that month in which authorization was granted. Companies involved Itaú Unibanco Holding S.A., Banco Itaú BBA S.A. and Itaú BBA Assessoria Financeira S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. 2022 BANCO ITAUCARD S.A. Event Partial spin-off of Banco Itaucard S.A. (“Itaucard”) and merger of the spun-off portion by Itaú Unibanco Holding S.A. (“Company” or “Issuer”). 75 Main conditions of the transaction According to the Company's Extraordinary General Stockholders’ Meeting, held on September 30, 2022, the merger of the spun-off portion of Itaucard by the Company was approved, which led to an intragroup corporate restructuring ("Transaction"). Accordingly, as a result of this Transaction, some of the activities carried out by Itaucard were transferred to the Company, including the issuance and management of credit cards, the implementation and management of payment arrangements and the execution of client loyalty programs, as well as the financing of automotive vehicles, machinery and equipment and mobility sector-related activities. The activity of offering and maintaining payment accounts, financial investments, securities, including derivatives, among some other credits and assets, remained with Itaucard. The Company has been constantly seeking to streamline the use of its funds and optimize its structures and business areas, and believes that this Transaction brings clear benefits in this regard. This transaction was approved by the Central Bank of Brazil on November 29, 2022, and executed on the last day of the month in which the authorization was granted. Companies involved Itaú Unibanco Holding S.A. and Banco Itaucard S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. BANCO ITAÚ CHILE (ANTERIORMENTE DENOMINADO ITAÚ CORPBANCA) Event Increase in the equity interest in Banco Itaú Chile Main conditions of the transaction On July 15, 2022, as disclosed in the Announcement to the Market, Itaú Unibanco Holding S.A. (“IUH”) received, through its affiliates, shares issued by Banco Itaú Chile within the scope of the debt restructuring of the Corp Group’s companies, as approved by the courtsupervised reorganization proceeding in the United 76 States (“Chapter 11”). Accordingly, Itaú Unibanco increased its equity interest to 65.62% from 55.96% in Banco Itaú Chile’s total voting capital. On March 2, 2023, as disclosed in the Material Fact, the Board of Directors of IUH approved the engagement of advisors to initiate the work related to the intention of making a voluntary tender offer for the acquisition, by IUH or its affiliates, of up to all of the outstanding shares issued by Banco Itaú Chile, including those in the form of American Depositary Shares (“ADS”) corresponding to up to 34.38% of Banco Itaú Chile’s total voting capital. According to the Announcement to the Market released on July 10, 2023, holders of 2,122,994 shares and 554,650 ADSs, both of them issued by Banco Itaú Chile and representing approximately 1.07% of its total capital stock, have tendered their shares in the voluntary tender offer held concurrently in Chile and in the United States between June 6, 2023 and July 5, 2023 (“Tender Offers”). After the settlement of the Tender Offers, which took place on July 13, 2023, the IUH now holds, directly or indirectly, shares representing 66.69% of Banco Itaú Chile’s total capital stock. The stockholders adhering to the Offers received the total amount of 19,616,957,314.85 Chilean pesos. Between November 13, 2023 and November 22, 2023, IUH acquired, by itself or by its affiliates, shares of Banco Itaú Chile on the Chilean Stock Exchange and became the direct or indirect holder of 67.42% of Banco Itaú Chile’s total capital stock Companies involved Itaú Unibanco Holding S.A., Banco Itaú Chile (current denomination of Itaú CorpBanca) Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. AVENUE HOLDING CAYMAN LTD. 77 Event Acquisition of co-control of Avenue Holding Cayman Ltd (“Avenue”). Main business conditions On July 8, 2022, we announced that we entered into a share purchase and sale agreement with Avenue Controle Cayman Ltd, and certain other selling shareholders, for the acquisition of the co-controlling interest of Avenue Holding Cayman Ltd, or Avenue. The transaction will be consummated in two phases. In the first phase, closed on November 30, 2023, we purchased 35% of Avenue's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$540 million. In the second phase, which is expected to occur two years after the consummation of the first phase subject to regulatory approvals in Brazil and in the U.S., we will acquire an additional stake of 15.1% of Avenue's total voting capital stock, for an amount to be determined by a predefined calculation based on adjusted revenue. Upon consummation of the second phase, we will achieve control of Avenue and hold 50.1% of its total and voting capital stock. Five years after the closing date of the first phase, we may exercise a call option to acquire the remaining interest held by the current shareholders of Avenue. Companies involved Itaú Unibanco S.A., Avenue Controle Cayman Ltd and Avenue Holding Cayman Ltd. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. TOTVS S.A. Event Establishment of a strategic partnership aimed at distributing financial and payment products and services to TOTVS S.A. (“TOTVS”) customers, supported by TOTVS distribution channels and software, to be developed through a company called 78 TOTVS TECHFIN S.A. (“Company”), which will be directly owned by ITAÚ and TOTVS. Main business conditions On April 12, 2022, we entered into an agreement with TOTVS S.A., or TOTVS, for the incorporation of a joint venture, initially named TOTVS TECHFIN S.A., or TECHFIN, with the purpose of distributing and expanding the financial services integrated into TOTVS' management systems, based on intensive data use, focused on corporate clients and their entire supply chain, clients and employees. The completion of this transaction was approved by CADE on October 17, 2022 and by the Central Bank on June 22, 2023. The transaction closed on July 31, 2023, when we acquired directly 50% of TECHFIN's total voting capital stock, and, indirectly, 50% of Supplier Sociedade de Crédito Direto S.A.'s total voting capital stock and Supplier Sociedade Administradora de Cartão de Crédito S.A.'s total voting capital stock , by means of a primary capital contribution to TECHFIN in the total amount of R$200 million and a secondary acquisition of shares, in the amount of R$410 million. In addition, we will pay up to R$450 million as earn-out after five years, subject to the achievement of certain targets aligned with pre-determined growth and performance goals. Finally, we committed to contributing to funding current and future operations, providing credit expertise and development of new products at TECHFIN. Companies involved Itaú Unibanco Holding S.A., TOTVS S.A., TOTVS Techfin S.A., TOTVS Tecnologia em Software de Gestão Ltda., Supplier Participações S.A. and Supplier Administradora de Cartão de Crédito S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. 79 IDEAL HOLDING FINANCEIRA S.A. Event Acquisition of a controlling stake in Ideal Holding Financeira S.A. and, indirectly, in its wholly-owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. (“Ideal”). Main business conditions On January 13, 2022, we announced that we entered into an agreement for the investment, purchase and sale of shares and other covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others, or the Sellers, for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A., or Ideal. This transaction will be carried out in two phases over five years. In the first phase, held on March 31, 2023, we purchased 50.1% of Ideal's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, (adjusted by CDI from signing to closing date), and as result became the controlling shareholder of Ideal. In the second phase, expected to occur five years after consummation of the first phase, we will be able to exercise the right to buy the remaining share (49.9%) of Ideal's capital stock. Companies involved Itaú Unibanco Holding S.A., KV Ideal, LLC, IT Infrastructure Holdings B.V., Optiver Europe Investments B.V., JC Ideal SPV LLC, XTX Investments Uk Limited, Ideal Holding Financeira S.A., Ideal Corretora de Títulos e Valores Mobiliários S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. XP INC. 80 Event Acquisition of equity interest in XP Inc., a company incorporated in the Cayman Islands and listed on Nasdaq. XP Inc. owns 100% of XP Investimentos S.A. (“XP Investimentos”), which in turn consolidates all the investments of the XP group (“Grupo XP”, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Corretora”). Main business conditions On May 11, 2017, we entered into a share purchase agreement with XP Controle Participações S.A. and other sellers to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A. In the first phase of the transaction, we contributed to a capital increase of R$600 million and acquired XP Investimentos S.A.’s shares from the sellers for R$5.7 billion. In August 2018, we closed the first phase and entered into a shareholders’ agreement, which contained provisions with respect to our rights as a minority shareholder, among others. On November 29, 2019, XP Investimentos S.A. carried out a corporate reorganization, pursuant to which the shareholders of XP Investimentos S.A., including us, exchanged their shares for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, maintaining their original percentages we held in XP Investimentos S.A.’s capital stock (49.9%). XP Inc. then became the sole shareholder of XP Investimentos S.A., owning 100% of its total voting capital. In December 2019, XP Inc. completed its initial primary offer, or IPO, and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, held 46.05% of XP Inc.’s capital stock. In December 2020, XP Inc. carried out an equity followon on Nasdaq, where we sold shares corresponding to approximately 4.51% of XP Inc.’s capital stock. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its capital stock. On January 31, 2021, our shareholders approved a partial spin-off of our investment in XP Inc. into a new company, XPart S.A., or XPart. With the completion of the spin-off, our shareholders became entitled to an equity interest in XPart in the same amount, type, and proportion of the shares they held in Itaú Unibanco. As of March 31, 2021, XPart held 40.52% of XP Inc. XPart was later merged with XP Inc. As a result of the merger, XPart’s controlling shareholders, IUPAR and 81 Itaúsa S.A., as well as the holders of our ADRs, were entitled to receive Class A shares issued by XP Inc, and the remaining XPart’s shareholders were entitled to receive Level I sponsored Brazilian Depositary Receipts, or BDRs, backed by Class A shares issued by XP Inc. Withdrawal and appraisal rights in connection with the merger were not extended to holders of our ADRs, which traded with the right to receive XPart shares up until the completion of the merger. Pursuant to the original merger agreement, on April 29, 2022, we purchased an additional stake corresponding to approximately 11.4% of the stock capital of XP Inc. for approximately R$8.0 billion, after obtaining the applicable regulatory approvals. On June 7, 2022, we announced the sale of shares corresponding to 1.21% of the total capital stock of XP Inc. for US$153.7 million. On the same date, we entered into a share purchase agreement with XP Inc. to sell an additional stake of 0.19% of the total capital stock of XP Inc. and such sale was completed on June 9, 2022. During 2023 we carried out additional sales of shares of XP Inc. and, as a result, as of December 31, 2023, we held 7.79% of XP Inc’s capital stock. During 2024 we sold all of our remaining shares of XP Inc. and, as a result, on December 31, 2024, we did not hold any capital stock of XP Inc. Companies involved ITB Holding Brasil Participações Ltda., Itaú Unibanco S.A., XP Inc., XP Investimentos S.A., General Atlantic (XP) Bermuda, LP (successor to G.A. Brasil IV Fundo de Investimento em Participações), Dyna III Fundo de Investimento em Participações Multiestratégia, XP Controle Participações S.A. e XPart S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. 82 1.13 State any execution, termination of or amendment to stockholders' agreements and any documents in which more detailed information can be found. Itaúsa (a company controlled by the Egydio de Souza Aranha Family) and Cia. E. Johnston (a company owned by the Moreira Salles family) have a stockholders’ agreement that governs their relationships with IUPAR, Itaú Unibanco Holding and their controlled companies. This stockholders’ agreement was executed on January 27, 2009, is valid for twenty (20) years, and may be automatically renewed for successive terms of ten (10) years, unless any stockholder requests otherwise in writing at least one year prior to the end of each agreement term. The stockholders’ agreement is available on our Investor Relations website: https://www.itau.com.br/relacoes-com-investidores/politicas/ 1.14 State any significant changes in the running of the issuer’s business Itaú Unibanco’s management structure The Annual General Stockholders’ Meeting held on April 17, 2025 approved, to make up the Board of Directors, the reelection of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fabricio Bloisi Rocha, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal, and the election of Marcos Marinho Lutz, all of them to the current annual term of office in effect until the 2026 Annual General Stockholders’ Meeting. Additionally, the current structure of our Executive Committee, elected by the Board of Directors, is mainly aimed at bringing the Executive Committee closer to business and therefore streamline the Company’s operation and management model, allowing greater autonomy and speed in the decision-making process. The Executive Committee is composed of André Luís Teixeira Rodrigues, Carlos Fernando Rossi Constantini, Carlos Orestes Vanzo, Flávio Augusto Aguiar de Souza, Gabriel Amado de Moura, José Virgilio Vita Neto, Matias Granata, Milton Maluhy Filho, Pedro Paulo Giubbina Lorenzini, Ricardo Ribeiro Mandacaru Guerra and Sergio Guillinet Fajerman. 1.15 Identify any material agreements entered into by the issuer and its controlled companies not directly related to their operating activities For purposes of this item, we adopted as a materiality criterion operations involving amounts higher than R$1,106 million, which accounts for 0.5% of Itaú Unibanco Holding’s Equity under IFRS (R$221,284 million as of December 31, 2024), as follows: * Renegotiation of the Technology contract in order of R$1,380 million with an impact over 12 months (March/25 to February/26). * Renewal of the LPU (List of Unit Prices) for Works, with 93 suppliers signing up for the branch network. Term: June/2024 to June/2026. Total contract value: R$1,195 million. 1.16 Supply other information that the issuer may deem relevant None. 83 2. Executive Officers’ Comments 2.1. Executive officers should comment on: a) Financial and equity positions in general The financial information found in item 2 (Executive Officers’ Comments) has been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and applicable to operations and business. Balance Sheet The table below sets forth our summarized balance sheet as of December 31, 2024, and December 31, 2023. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet. December 31, 2024, compared to December 31, 2023. Total assets increased by R$311,375 million, as of December 31, 2024, compared to December 31, 2023, mainly due to an increase in financial assets at amortized cost and in financial assets at fair value through profit or loss. This evolution is further described below: Financial assets at amortized cost increased by R$226,579 million, or 13.4%, as of December 31, 2024, compared to December 31, 2023, mainly due to increases in our loan and lease operations and in interbank deposits, securities purchased under agreements to resell and securities. Interbank deposits, securities purchased under agreements to resell, securities at amortized cost increased by R$87,587 million, or 15.9%, as of December 31, 2024 compared to December 31, 2023, mainly due to an increase of (i) R$66,764 million in securities, mainly in corporate securities, especially in rural product notes (Cédula do Produtor Rural) and debentures; (ii) R$15,924 million in interbank deposits; and (iii) R$4,899 million in securities purchased under agreements to resell. Please see “Note 4 - Interbank Deposits and Securities Purchased under Agreements to Resell”, “Note 9 - Financial assets at amortized cost – Securities” to our audited consolidated financial statements in IFRS for further details. Loan and lease operations increased by R$114,903 million, or 12.6%, as of December 31, 2024, compared to December 31, 2023, mainly due to the increases of (i) R$36,484 million in foreign loans – Latin America, mainly as a result of the impact of foreign exchange variation; (ii) R$28,958 December 31, 2024 December 31, 2023 R$ million % Cash 36,127 32,001 4,126 12.9 Financial assets at amort ized cost 1,912,804 1,686,225 226,579 13.4 Cent ral Bank of Brazil deposits 160,698 145,404 15,294 10.5 Interbank deposits, securit ies purchased under agreements to resell and securit ies at amort ized cost 637,658 550,071 87,587 15.9 Loan and lease operat ions 1,025,493 910,590 114,903 12.6 Other financial assets 136,713 127,699 9,014 7.1 (-) Provision for Expected Loss (47,758) (47,539) (219) 0.5 Financial assets at fair value through other comprehensive income 106,303 130,039 (23,736) (18.3) Financial assets at fair value through profit or loss 654,194 568,354 85,840 15.1 72,394 61,960 10,434 16.8 Tax assets 72,653 64,521 8,132 12.6 Total assets 2,854,475 2,543,100 311,375 12.2 Summarized Balance Sheet - Assets Variation (In millions of R$) Insurance cont racts, Investments in associates and join ventures, Fixed assets, Goodwill and Intangible assets and other assets As of 84 million in our individuals loan portfolio, especially due to increases of (a) R$12,750 million in mortgage loans; (b) R$6,731 million in credit card; and (c) R$5,112 million in personal loans; (iii) R$25,082 million in micro/small and medium companies, partly due to the growth in the credit portfolio of government programs and exchange rate variation; and (iv) R$24,379 million in corporate loans, also related to exchange rate variation, in addition to the demand of our customers. Please see “Note 10 – Loan and Lease Operations” to our audited consolidated financial statements in IFRS for further details. The table below sets forth our summarized balance sheet – liabilities and stockholders’ equity as of December 31, 2024 and December 31, 2023. Please see our audited consolidated financial statements in IFRS for further details about our Consolidated Balance Sheet. December 31, 2024 December 31, 2023 % Individuals 445,574 416,616 7.0 Credit card 143,048 136,317 4.9 Personal loan 66,104 60,992 8.4 Payroll loans 74,524 73,472 1.4 Vehicles 36,637 33,324 9.9 Mortgage loans 125,261 112,511 11.3 Corporate 160,840 136,461 17.9 Micro/Small and Medium companies 194,192 169,110 14.8 Foreign Loans - Lat in America 224,887 188,403 19.4 Total Loans and lease operations 1,025,493 910,590 12.6 Variation (In millions of R$) As of Loan and Lease Operations, by asset type December 31, 2024 December 31, 2023 R$ million % Financial Liabilit ies 2,239,979 2,001,691 238,288 11.9 At Amort ized Cost 2,148,776 1,944,162 204,614 10.5 Deposits 1,054,741 951,352 103,389 10.9 Securit ies sold under repurchase agreements 388,787 362,786 26,001 7.2 Interbank market funds, Inst itut ional market funds and other financial liabilit ies 705,248 630,024 75,224 11.9 At Fair Value Through Profit or Loss 86,275 53,331 32,944 61.8 Provision for Expected Loss 4,928 4,198 730 17.4 306,899 271,546 35,353 13.0 19,209 19,744 (535) (2.7) 11,345 9,202 2,143 23.3 55,759 41,867 13,892 33.2 2,633,191 2,344,050 289,141 12.3 211,090 190,177 20,913 11.0 10,194 8,873 1,321 14.9 221,284 199,050 22,234 11.2 2,854,475 2,543,100 311,375 12.2 Total stockholders’ equity Total liabilities and stockholders' equity Provisions Tax liabilit ies Other liabilit ies Total liabilities Total stockholders’ equity attributed to the owners of the parent company Non-cont rolling interests Insurance cont racts and private pension Summarized Balance Sheet - Liabilities and Stockholders' Equity (In millions of R$) As of Variation 85 Total liabilities and stockholders’ equity increased by R$311,375 million, as of December 31, 2024, compared to December 31, 2023, mainly due to an increase in financial liabilities at amortized cost. These results are detailed as follows: Deposits increased by R$103,389 million, or 10.9%, as of December 31, 2024, compared to December 31, 2023, mainly due to an increase of R$78,785 million in time deposits, as a result of our commercial strategy to focus on this product in the Retail Business segment and higher demand for fixed income products. Please see “Note 15 – Deposits” to our audited consolidated financial statements in IFRS for further details. Securities sold under repurchase agreements increased by R$26,001 million, or 7.2%, as of December 31, 2024, compared to December 31, 2023, mainly due to an increase of R$25,418 million in right to sell or repledge the collateral. Please see “Note 17 – Securities Sold under Repurchase Agreements and Interbank and Institutional Market Funds” to our audited consolidated financial statements in IFRS for further details. Interbank market funds, institutional market funds and other financial liabilities increased by R$75,224 million, or 11.9%, as of December 31, 2024, compared to December 31, 2023, mainly due to increases of (i) R$43,649 million in interbank market funds, especially in import and export financing; and (ii) R$20,956 million in institutional market funds, especially in foreign loans through securities. Please see “Note 17 – Securities Sold under Repurchase Agreements and Interbank and Institutional Market Funds” and “Note 18 – Other assets and liabilities” to our audited consolidated financial statements in IFRS for further details. Insurance contracts and private pension increased by R$35,353 million, or 13.0%, as of December 31, 2024 compared to December 31, 2023, mainly due to the update of private pension contracts known as Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL), as a result of the performance of the funds as a result of an increase in the index used to adjust private pension contracts and the higher portability volume. Please see "Note 27 - Insurance Contracts and Private Pension" to our audited consolidated financial statements in IFRS for more information. b) Capital structure On December 31, 2024, capital stock is represented by nine billion, eight hundred and four million, one hundred and thirty-five thousand and three hundred and forty-eight (9,804,135,348) (9.804.135.348 on December 31, 2023) book-entry shares with no par value, of which four billion, nine hundred and fifty-eight million, two hundred and ninety thousand and three hundred and fiftynine (4,958,290,359) (4,958,290,359 on December 31, 2023) are common shares and four billion, eight hundred and forty-five million, eight hundred and forty-four thousand and nine hundred and eighty-nine (4,845,844,989) (4,845,844,989 on December 31, 2023) are preferred shares, the latter having no voting rights but, in the event of a sale of the company’s controlling stake, the right to be included in a public offering of shares, thus assuring such shares the right to a price equal to eighty percent (80%) of the value paid per voting share that is part of the controlling block and guaranteeing a dividend at least equal to that of the common shares. Capital stock totals R$90,729 million on December 31, 2024 (R$90,729 million on December 31, 2023). 86 In the past two fiscal years, Itaú Unibanco has kept the stake of third-party capital at levels deemed adequate, as follows: Capital-to-risk-weighted assets ratio As of December 31, 2024, our Total Capital¹ reached R$227,602 million, an increase of R$ 20,740 million compared to December 31, 2023. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 16.5% as of December 31, 2024, a decrease of 50 sources basis points compared to 17.0% as of December 31, 2023, driven by the net income for the period. Additionally, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets. Itaú Unibanco Holding is within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. As of December 31, 2024, our Fixed Assets Ratio reached 18.5%, which presents a buffer of R$71,704 million. As of December 31, 2024, our Tier I Capital Ratio reached 15.0%, composed of 13.7% of Core Capital and 1.3% of Additional Tier I Capital. Our Tier I Capital Ratio reached 0.2 percentage points compared to September 30, 2024, mainly due to the repurchases of debt that make up the capital, mainly due to the repurchases of debt that make up the Tier I and Tier II capital. Please see “Note 32 – Risk and Capital Management” to our audited consolidated financial statements in IFRS for further details about regulatory capital. ¹ The Total Capital consists of the sum of three items, named: (i) Core Capital: the sum of capital stock, reserves and retained earnings, less deductions and prudential adjustments; (ii) Additional Capital: composed of perpetual instruments that meet eligibility requirements. Added to Core Principal, it makes up Tier I; and (iii) Tier II: composed of subordinated debt instruments with defined maturity that meet eligibility requirements. Added to Core Capital and Additional Capital, it makes up Total Capital. c) Payment capacity in relation to financial commitments assumed We ensure full payment capacity in relation to the financial commitments assumed and manage our liquidity reserves by estimating the resources that will be available for investment, considering the continuity of business under normal conditions. 87 Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where Itaú Unibanco Holding operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by Itaú Unibanco Holding. Itaú Unibanco Holding manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. The main regulatory liquidity indicators are detailed in item “e”. d) Sources of funding used for working capital and investments in noncurrent assets The table below shows our average deposits and borrowings for the 12-month periods ended December 31, 2024, and 2023: Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. For further information on our sources of funding see “Note 15 – Deposits” to our audited consolidated financial statements. We may from time to time seek to retire or purchase our outstanding debt, including our subordinated notes (subject to the approval of the Central Bank), and sênior notes, through cash purchases in the open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. Notes repurchased may be held, cancelled or resold and any resale thereof will need to comply with applicable requirements or exemptions under the relevant securities laws. Average balance % of total Average balance % of total Interest-bearing liabilities 2,218,722 82.0% 1,983,947 81.1% Interest-bearing deposits 876,696 32.4% 798,378 32.6% Savings deposits 176,347 6.5% 174,786 7.1% Deposits from banks and time deposits 700,349 25.9% 623,592 25.5% Securities sold under repurchase agreements 394,346 14.6% 328,637 13.4% Interbank market debt and Institutional market debt 475,118 17.6% 438,861 17.9% Interbank market debt 342,643 12.7% 316,590 12.9% Institutional market debt 132,475 4.9% 122,271 5.0% Reserves for insurance and private pension and Liabilities for capitalization plans 293,343 10.8% 254,228 10.4% Other interest-bearing liabilities 179,219 6.6% 163,843 6.7% Non-interest bearing liabilities 282,320 10.4% 275,243 11.2% Non-interest bearing deposits 121,400 4.5% 118,046 4.8% Other non-interest-bearing liabilities 160,920 5.9% 157,197 6.4% Total stockholders’ equity attributed to the owners of the parent company 196,171 7.2% 180,105 7.4% Non-controlling interests 9,181 0.3% 8,131 0.3% Total 2,706,394 100.0% 2,447,426 100.0% Liabilities 2024 2023 (In millions of R$, except percentages) 88 Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. Up to December 31, 2024, none of these events, including any events of default or failure to satisfy financial covenants, have occurred. Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to us, but they are allowed to make deposits in our, which represent interbank certificates of deposit (Certificado de Depósito Interbancário). These restrictions have not had, and are not expected to have, a material impact on our ability to meet our cash obligations. The table below shows the breakdown of our sources of funding in consolidated figures on December 31, 2024, and 2023. e) Sources of funding for working capital and investments in noncurrent assets intended to be used to cover liquidity deficiencies Our Board of Directors determines our policy regarding liquidity risk management and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The CSRML (Comitê Superior de Risco de Mercado e Liquidez), composed of members of senior management, is responsible for strategic liquidity risk management in line with the boardapproved liquidity risk framework and risk appetite. In establishing our guidelines, the CSRML considers the liquidity implications of each market segment and product. Our institutional treasury unit is responsible for the day-to-day management of the Itaú Unibanco Group’s liquidity profile, within the parameters set by our board of directors and the CSRML. This includes an oversight responsibility with respect to all business units operating outside of Brazil. Breakdown of the main sources of funds 2024 % of total funding 2023 % of total funding Deposits 1,054,741 53.1% 951,352 54.0% Demand deposits 124,920 6.4% 105,634 6.0% Savings deposits 180,730 9.2% 174,765 9.9% Time deposits 735,376 36.8% 656,591 37.3% Interbank deposits 7,224 0.3% 6,448 0.4% Other deposits 6,491 0.4% 7,914 0.4% Securities sold under repurchase agreements 388,787 20.2% 362,786 20.6% Interbank market funds 372,294 19.4% 328,645 18.6% Real estate credit bills 52,112 2.7% 48,955 2.8% Rural credit bills 49,744 2.6% 39,072 2.2% Financial bills 70,083 3.6% 81,197 4.6% Guaranteed real estate bills 64,491 3.4% 59,190 3.4% Import and export financing 117,921 6.1% 87,144 4.9% On-lending-domestic 17,943 1.0% 13,087 0.7% Institutional market funds 140,547 7.3% 119,591 6.8% Subordinated debt 45,224 2.4% 46,677 2.6% Foreing loans through securities 75,912 3.9% 62,692 3.6% Funding from structured operations certificates 19,411 1.0% 10,222 0.6% Total 1,956,369 100.0% 1,762,374 100.0% (In millions of R$, except percentages) 89 We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries outside of Brazil. Our Brazilian operations include financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each of our subsidiaries has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by our senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (i.e., targeted capital increases). CMN regulations establish capital conservation and countercyclical buffers for Brazilian financial institutions such as us and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements. We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities. The following table presents our operational liquidity reserve as of December 31, 2024, and 2023: Our management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties. Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (i.e., stress scenarios). Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise. We are exposed to the effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil. However, due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets. 90 Liquidity Ratios The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aiming to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. The Basel III provides two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR. We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows. Set out below is a discussion of our LCR for the three-month periods ending on December 31, 2024, and 2023 and our NSFR as of December 31, 2024 and 2023. Liquidity Coverage Ratio The LCR measures the short-term resistance of a bank’s liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress. We calculate our LCR according to the methodology established in Central Bank Circular nº 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%. Our average LCR as of December 31, 2024, was 221.3% and, accordingly, above Central Bank requirements. Net Stable Funding Ratio The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario. We calculate our NSFR according to the methodology established in Central Bank Circular nº 3,869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) for the end of each period to our required stable funds (RSF) for the end of each period. Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%. 91 As of December 31, 2024, our ASF totaled R$1,375,9 billion, mainly due to capital and Retail Business and Wholesale Business funding, and our RSF totaled R$1,127.9 billion, particularly due to loans and financing with Wholesale Business and Retail Business customers, central governments and transactions with central banks. As of December 31, 2024, our NSFR was 122.0% and, accordingly, above Central Bank requirements. f) Indebtedness ratios and characteristics of debts, also describing: I – Significant loan and financing agreements There are no loan agreements or other debt instruments that our management deems relevant to us, with the exception of the debt securities issued by us described in item 12.7. II – Other long-term relationships with financial institutions The Issuer has funding, borrowing and onlending as its main sources of financing, and a significant portion comes from the retail business segment. Total funds from clients reached R$1,567.6 billion (R$1,399.6 billion on December 31, 2023) and were noteworthy time deposits. Of these total funds, 69.5%, or R$1,089.3 billion, are immediately available to the client. However, the historical behavior of the accumulated balance of the two largest items - demand deposits and savings deposits - is consistent: the sum of balances grows over time and cash inflows are in excess of outflows when comparing the monthly flow averages. The table below shows the breakdown of funding with maturities of up to 30 days and total funds from clients. R$ million 92 III - Level of subordination between debts In the case of judicial or extrajudicial liquidation of the Issuer, the many bankruptcy estate’s creditors are repaid according to order of priority. Particularly in relation to debts comprising the Issuer’s indebtedness, the following order of priority must be followed: secured debts, unsecured debts, subordinated debt eligible to make up Tier II of the Issuer’s Referential Equity, and subordinated debt eligible to make up Tier I of the Issuer’s Referential Equity. It is worth mentioning that creditors with secured debts are given priority in relation to others, up to the limit of the asset pledged in guarantee, and they are deemed unsecured creditors in relation to the amount exceeding such limit. Although no subordination exists among the many unsecured creditors or the creditors of the same type of subordinated debt likewise, creditors with subordinated debt eligible to make up Tier II of the Issuer’s Referential Equity are given priority in relation to creditors with subordinated debt eligible to make up Tier I of the Issuer's Referential Equity. Funds raised with the issuance of subordinated debt securities are as follows: 93 IV - Any restrictions imposed on the issuer, particularly in relation to indebtedness limits and raising of new debt, distribution of dividends, disposal of assets, issuance of new securities and disposal of stockholding control, and whether the issuer complies with these restrictions Itaú Unibanco Holding S.A. (Issuer) set up a program to issue and distribute notes through certain financial intermediaries (Program) in March 2010. This Program, as currently existing, establishes that Itaú Unibanco Holding S.A. itself, or its Cayman Islands branch, may issue senior or subordinated notes, the latter of which are eligible, according to their terms, to make up Tier I or Tier II of the Issuer's Referential Equity (Notes) up to the limit of one hundred billion U.S. dollars (US$100,000,000,000.00). This Program contains financial covenants that determine the acceleration of the unpaid principal amount of the Notes upon the occurrence of certain events, also known as Events of Default, as it is ordinarily included in long-term financing contracts. Events of Default applicable to the Senior Notes issued under the Program are: (i) nonpayment of financial obligations (principal and interest) due under the corresponding Note (nonpayment); (ii) noncompliance with any other material obligations assumed under the corresponding Note other than the financial obligation to pay the amounts due under the Notes (breach of other obligations); (iii) default of other debts assumed by Itaú Unibanco Holding S.A. or acceleration of other debts assumed by Itaú Unibanco Holding S.A. or by its material subsidiaries (construed as those accounting for at least 10% of the total consolidated assets disclosed in the latest annual balance sheet) in an amount equal to or greater than 0.8% of Itaú Unibanco Holding’s regulatory capital (cross default); (iv) dissolution (provided that is not related to a corporate transaction in which all of Itaú Unibanco Holding’s obligations under the Senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency); and (v) any events that under Brazilian law have effects similar to those described in item (iv). Events of Default applicable to the Subordinated Notes issued under the Program up to August 4, 2016 are as follows: (i) nonpayment of financial obligations (nonpayment); (ii) dissolution (provided that is not related to a corporate transaction in which all obligations of Itaú Unibanco Holding S.A. under the Subordinated Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii). Events of Default applicable to the Subordinated Notes issued under the Program after August 4, 2016 are described below. On August 4, 2016, the Program was amended to conform to the provisions of National Monetary Council (CMN) Resolution nº 4,192, of March 1, 2013 (revoked and replaced, as from January 2, 2022, by CMN Resolution nº 4,955, of October 21, 2021, but with no impact on the terms of the Program described below). Any Subordinated Notes issued after that date are subject to permanent termination in the following events: (i) the Issuer disclosing that its Core Capital is at a level lower than 5.125% (for Subordinated Notes eligible to make up Tier I of the Issuer’s Referential Equity) or 4.5% (for Subordinated Notes eligible to make up Tier II of the Issuer’s Referential Equity) of their risk-weighted assets (RWA); (ii) execution of a commitment to contribute funds to the Issuer, if the exception provided for in the head provision of Article 28 of 94 Supplementary Law nº 101, of May 4, 2000, occurs; (iii) the Central Bank of Brazil decides on either a special temporary administration or intervention in the Issuer; or (iv) the Central Bank of Brazil decides on the expiration of Subordinated Notes, according to the criteria set forth by the National Monetary Council. Additionally, the Subordinated Notes eligible to make up Tier I of the Issuer’s Referential Equity provides for: (i) the payment of related interest earned only through funds from profits and revenue reserves subject to distribution in the last calculation period; and (ii) the suspension of payment of any related interest earned: (a) exceeding the amounts available for this purpose; (b) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to shares eligible to the Issuer’s Core Capital; (c) in the same percentages of retention as the amount payable or distributable as (x) variable compensation to management members; and (y) dividends and interest on capital, in view of any insufficiency of Additional Core Capital. Regarding the aforementioned events, any interest of which payment is suspended will be deemed terminated. None of the situations described above will be deemed an Event of Default or another factor giving rise to debt acceleration in any legal business in which the Issuer takes part. Events of Default applicable to Subordinated Notes eligible to make up the Issuer’s Referential Equity issued after August 4, 2016 are as follows: (i) nonpayment of financial obligations (nonpayment), even though its occurrence will not cause the acceleration of the outstanding balance of these Notes; (ii) dissolution (provided that not related to a corporate transaction in which all obligations of Itaú Unibanco Holding S.A. under the scope of Subordinated Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii). The Program and the Issuances impose certain conditions and restrictions on the Issuer, as follows: Merger, Amalgamation or Disposal of Assets. The Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as amalgamation, merger and spin-off processes) without the consent of the owners of the Notes, provided that: (i) the entity receiving these assets or succeeding the Issuer undertakes to comply with all repayment obligations of the principal and interest arising from any notes issued under this Program, as well as to assume all other Program obligations imposed on the Issuer; (ii) no event of default occurs by carrying out these transactions; and (iii) based on any public announcement related to the transaction and before its completion, the Issuer delivers to the trustee a representation executed by its legal representatives, stating that the asset disposal in question is in compliance with the conditions and restrictions above, together with a legal opinion issued by an independent legal advisor, declaring the legality, validity and enforcement of the assumption of obligations arising from the Program by the new entity taking over the assets or succeeding the Issuer. As described above, Senior Notes are subject to default of other debts assumed by Itaú Unibanco Holding S.A. (cross default) or acceleration of other debts assumed by Itaú Unibanco Holding S.A. or its material subsidiaries (cross acceleration), in an amount equal to or greater than 0.8% of Itaú Unibanco Holding S.A’s regulatory capital. Taking into account the issuances of Senior 95 Notes issued and not settled, the percentage of financial debt subject to cross acceleration is 0.2%[1]. g) Limits on financing raised and percentages already used Itaú Unibanco is subject to parameters required by monetary authorities, in accordance with the Basel principles. Management considers the current BIS ratio (16.5% based on the Prudential Conglomerate, of which 15.0% of Tier I and 1.5% of Tier II) to be appropriate. Furthermore, Itaú Unibanco Holding exceeds the minimum Referential Equity required by R$117,278 million (R$109,660 million on December 31, 2023), higher than Additional Core Capital of R$49,049 million (R$42,526 million on December 31, 2023), widely covered by available capital. h) Significant changes in each item of the statements of income and of cash flows The analysis of statements of income and of cash flows is in items 2.2 a) and 2.1 e), respectively, of this form. 2.2. Executive officers should comment on: a) Results of operations, in particular: I - Description of any important components of revenue II - Factors that materially affected operating income and expenses Results of Operations for the Years Ended December 31, 2024, and 2023 Highlights Our statement of income for the year ended December 31, 2023, reflects the results of Banco Itaú Argentina for the seven-month period ended July 31, 2023, whereas our statement of income for the year ended December 31, 2024, no longer reflects any results from Banco Itaú Argentina. The table below presents our summarized consolidated statement of income for the years ended December 31, 2024, and 2023. Please see our audited consolidated financial statements in IFRS for further details about our Consolidated Statement of Income. 1 The indebtedness ratio was calculated taking into account the Senior Notes issued and not settled related to the Thirteenth Issuance, item (xv) above, in the amount of five hundred million U.S. dollars (US$500,000,000.00), corresponding to three billion, eighty-eight million, seven hundred thousand reais (R$3,088,700,000.00), divided by the total Funding and Borrowings and Onlending in the amount Brazilian reais R$1,976,854,000,000.00) (Note 7 to the Financial Statements under BRGAAP), totaling 0.2%. The exchange rate on December 30, 2024, of R$6.1774 was considered. 96 2024 compared to 2023 Net income attributable to owners of the parent company increased by 24.1% to R$41,085 million for the year ended December 31, 2024, from R$33,105 million for the same period of 2023. This is mainly due to an 8.4%, or R$13,079 million increase in operating revenues, partially offset by a 4.0%, or R$3,357 million, an increase in other operating expenses, and a 6.1%, or R$1,866 million, increase in expected loss from financial assets. These line items are further described below: Net interest income increased by R$6,136 million, or 6.3%, for the year ended December 31, 2024, compared to the same period of 2023, mainly due to increases in the following line items (i) R$19,873 million in interest and similar income, mainly due to increases of R$9,474 mi llion in financial assets at fair value through other comprehensive income, and R$8,319 million in loan operations income mainly as a result of an increase in the volume of loan and lease operations of 12.6%; and (ii) R$2,866 million in income of financial assets and liabilities at fair value through profit or loss. These increases were partially offset by an increase of R$9,028 million in interest and similar expense and a decrease of R$7,575 million in foreign exchange results and exchange variations in foreign transactions. o Interest and similar income increased by 8.9% for the year ended December 31, 2024, compared to the same period of 2023, as a result of an increase in interest income from financial assets at fair value through other comprehensive income, and the growth of our loan portfolio, across all business segments. o Interest and similar expenses increased by 5.7% for the year ended December 31, 2024, compared to the same period of 2023, due to an increase of R$17,057 million in expenses from interbank market funds, mainly due to an increase in the volume of our operations. This increase was offset by decreases in the following line items: (i) R$5,362 million in expenses from securities sold under repurchase agreements, driven by lower market rates; and (ii) R$3,019 million in expenses from deposits, as a result of the lower average remuneration rate, which has led to efficiencies in our funding. Please see “Note 21 – Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss” to our audited consolidated financial statements in IFRS for further details on interest and similar expenses. 2024 2023 R$ million % Operating revenues 168,050 154,971 13,079 8.4 Net interest income(1) 103,848 97,712 6,136 6.3 Non-interest income(2) 64,202 57,259 6,943 12.1 Expected loss from financial assets (32,311) (30,445) (1,866) 6.1 Other operating income (expenses) (88,183) (84,826) (3,357) 4.0 Net income before income tax and social contribution 47,556 39,700 7,856 19.8 Current and deferred income and social cont ribut ion taxes (5,428) (5,823) 395 (6.8) Net income 42,128 33,877 8,251 24.4 Net income attributable to owners of the parent company 41,085 33,105 7,980 24.1 (2) Includes commissions and banking fees (R$47,071 million and R$45,731 million in the years ended December 31, 2024 and 2023, respect ively), Income f rom insurance cont racts and private pension (R$6,982 million and R$6,613 million in the years ended December 31, 2024 and 2023, respect ively) and other income (R$10,149 million and R$4,915 million in the years ended December 31, 2024 and 2023, respect ively). Summarized Consolidated Statement of Income For the year ended December 31, Variation (In millions of R$) (1) Includes: (i) interest and similar income (R$242,258 million and R$222,385 million in the years ended December 31, 2024 and 2023, respect ively); (ii) interest and similar expenses (R$(167,278) million and R$(158,250) million in the years ended December 31, 2024 and 2023, respect ively); (iii) income of f inancial assets and liabilit ies at fair value through prof it or loss (R$32,011 million and R$29,145 million in the years ended December 31, 2024 and 2023, respect ively); and (iv) foreign exchange results and exchange variat ions in foreign t ransact ions (R$(3,143) million and R$4,432 million in the years ended December 31, 2024 and 2023, respect ively). 97 The managerial adjustments of tax effects represented R$6,694 million of our net interest income for the year ended December 31, 2024, compared to R$4,991 million for the same period of 2023. Considering this managerial adjustment, net interest income was R$110,542 million, an increase of R$7,839 million, for the year ended December 31, 2024, compared to the same period of 2023. Non-interest income increased by 12.1%, or R$6,943 million for the year ended December 31, 2024, compared to the same period of 2023. This increase was mainly due to: (i) a 106.5%, or R$5,234 million, increase in other income, mainly due to the increase in income from the energy trading desk as a result of higher energy prices being traded in the market; (ii) a 2.9%, or R$1,340 million, increase in commissions and banking fees, as a result of higher revenue from investment banking activities. Our income from insurance contracts and private pension increased by 5.6%, or R$369 million, as a result of the higher insurance sales, mainly related to life and credit life, offset by the lower financial result for the period. The following chart shows the main components of our banking service fees for the years ended December 31, 2024 and 2023: Please see “Note 22 – Commissions and Banking Fees” to our audited consolidated financial statements in IFRS for further details on banking service fees. Expected Loss from Financial Assets Our expected loss from financial assets increased by R$1,866 million, or 6.1%, for the year ended December 31, 2024, compared to the same period of 2023, mainly due to an increase in expected loss with other financial asset of R$3,961 million for the year ended December 31, 2024, compared to the same period of 2023. This increase was partially offset by a reduction in expected loss with loan and lease operations. Please see “Note 10 — Loan and Lease operations” to our audited consolidated financial statements in IFRS for further details on our loan and lease operations. • Non-performing loans: We calculate our 90-day non-performing loan, or NPL ratio, as the value of our 90-day non-performing loans to our loan portfolio. 98 As of December 31, 2024, our 90-day NPL ratio was 2.6%, a decrease of 50 basis points compared to December 31, 2023. This decrease was due to the decrease of 60 basis points in the 90-day NPL ratio in respect of our individuals loan portfolio, due to the better quality of recent vintages and to the decrease of 30 basis points in the NPL ratio of our companies’ loan portfolio, compared to December 31, 2023. We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days NPL to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency. As of December 31, 2024, our 15 to 90 days NPL ratio was 2.0%, a decrease of 30 basis points when compared to December 31, 2023. During this period our 15 to 90-day NPL ratio decreased by 20 basis points in the 15 to 90-day NPL ratio of our individuals loan portfolio. Additionally, the NPL ratio of our companies’ loan portfolio decreased by 20 basis points as of December 31, 2024 compared to December 31, 2023. The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2023, through December 31, 2024: Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of December 31, 2024, our coverage ratio in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, or BRGAAP, was 215% compared to a ratio of 216% as of December 31, 2023. The decrease in the total coverage ratio was mainly driven by the lower allowance for loan losses, 99 which was mainly impacted by the reversal of a provision for a specific client in the corporate segment in Brazil. The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2023, through December 31, 2024: Other Operating Expenses increased by 4.0% to an expense of R$88,183 million for the year ended December 31, 2024, from an expense of R$84,826 million for the same period of 2023. This increase was mainly due to the R$3,657 million, or 4.8%, increase in our general and administrative expenses for the year ending December 31, 2024. This increase was due to: (i) the effects of our annual collective wage agreement, which includes a 4.64% adjustment on salaries and benefits from September 2024 onwards; (ii) the increase in profit sharing expenses; and (iii) higher expenses from the energy trading desk, due to higher energy prices being traded in the market. Please see “Note 23 – General and Administrative Expenses” to our audited consolidated financial statements in IFRS for further details. Current and deferred income and social contribution taxes amounted to an expense of R$5,428 million for the year ended December 31, 2024, from an expense of R$5,823 million in the same period of 2023, mainly driven by the increase in other non-deductible expenses net of non-taxable income. The managerial adjustments of tax effects, as mentioned in “net interest income,” amounted to R$5,781 million in current and deferred income and social contribution taxes for the year ended December 31, 2024, compared to R$4,855 million for the same period of 2023. Considering this fiscal effect, current and deferred income and social contribution taxes was R$11,209 million, an increase of R$531 million during this period. Please see “Note 24 – Taxes” to our audited consolidated financial statements in IFRS for further details. b) Material changes in revenue arising from introduction of new products and services, changes in volumes and prices, foreign exchange rates and inflation Our operations depend on the performance of the economies of the countries where we do business, mainly the Brazilian economy. The demand for credit, financial services and our client’s creditworthiness are directly impacted by macroeconomic variables, such as economic activity, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. 100 Fluctuations in interest rates may significantly affect our net margins since they impact funding and lending costs. Main changes in revenue are outlined in item 2.2a of this Manual. c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and finance result of the issuer, if material We carried out a sensitivity analysis per market risk factors considered material. The resulting highest losses, per risk factor in each scenario, are outlined with their impact on income, net of tax effects, to provide a view of our exposure in exceptional scenarios. The market risk structure segregates operations between trading and banking portfolios, according to the general criteria set out by CMN Resolution nº 4,557 of February 23, 2017, and Resolution nº 111 of July 6, 2021, of the Central Bank of Brazil. The sensitivity analyses of the trading and banking portfolios, shown below, represent a steady assessment of the portfolio exposure and therefore do not factor in management’s dynamic response capacity (treasury and control departments) to put into effect mitigating measures whenever a situation of loss or high risk is identified, minimizing possible significant losses. Moreover, it should be noted that actual results do not necessarily translate into accounting results, as the sole purpose of the study is to disclose risk exposure and respective hedging actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the Company. Trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, carried out with a trading intention. To measure these sensitivities, we use the scenarios below and estimate the impact of each risk factor alone, excluding any effects that offset or underline these effects, among these many factors: Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indices and one percentage point to currency and share prices; Trading portfolio Exposures 12/31/2023 (*) I II III I II III Fixed lnterest Rate Fixed lnterest Rates in Reais -0.3 -26.8 -129.3 -0.4 -103.1 -209.8 Currency Coupon Foreign Exchange Coupon Rates 0.2 -200.9 -381.1 0.0 -40.0 -81.7 Foreign Currency Foreign Exchange Rates -2.5 33.2 22.6 0.0 -77.0 -33.2 Price lndices lnflation Coupon Rates 0.0 -8.3 -21.6 0.0 1.5 1.2 TR TR Coupon Rates 0.0 0.0 0.0 0.0 0.0 0.0 Equities Prices of Equities 2.3 174.3 332.4 0.0 196.3 250.2 Other Exposures that do not fali under lhe definitions above 0 -40.1 -85.3 0.0 -24.2 -70.4 Total -0.3 -68.6 -262.3 -0.4 -46.5 -143.7 12/31/2024 (*) Risk factors Risk of variations in: Scenarios Scenarios (*) Amounts net of tax effects. 101 Scenario II: Shocks at 25 per cent in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both upwards and downwards, considering the largest resulting losses per risk factor; Scenario III: Shocks at 50 per cent in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both upwards and downwards, considering the largest resulting losses per risk factor. Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2024, total average Value at Risk (VaR) under historical simulation amounted to R$939 million, or 0.5%, of total equity (for the whole of 2023 it was R$931 million, or 0.5%, of total equity). Structural gap, composed of commercial transactions and corresponding financial instruments, has historically remained stable with small variations, since it is primarily composed of assets and liabilities of our retail banking activities and derivatives used as hedge against the market risk of these transactions. Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to exchange rate risk. The Central Bank regulates our foreign currency positions. Please refer to section “Currency Risk” of the Complete Financial Statements (IFRS), Note 32 – Risk and Capital Management for further information. The gap management policy adopted by the CSRML takes into consideration the tax effects related to our foreign exchange positions. Since the gains from the foreign exchange rate variation on investments abroad are given a specific treatment, we set up a hedge (a liability in foreign currency derivative instruments) in an amount sufficient so that our total foreign exchange exposure, net of tax effects, is consistent with our low-risk exposure strategy. Our foreign exchange position on the liability side is composed of various elements, including the issuance of securities in international capital markets, credit from foreign banks used to finance import and export transactions, dollar-linked onlending from government financial institutions and deposits in currencies from Latin America countries. The proceeds of these financial operations are usually invested in loans and in the purchase of dollar-linked securities. The information below was prepared on a consolidated basis, eliminating related-party transactions. Foreign investments, eliminated during the consolidation process, amounted to R$110.9 billion on December 31, 2024, under the gap management policy adopted as mentioned above. Note that the bank applies either economic hedge or accounting hedge to net investments abroad. R$ million 102 2.3. Executive officers should comment on: a) changes in accounting policies that have resulted in significant effects on the information in items 2.1 and 2.2 In 2024 there were no significant changes to accounting policies. In 2023, IFRS 17 – Insurance Contracts was adopted: This pronouncement replaces IFRS 4 – Insurance Contracts. IFRS 17 is applicable to all insurance and reinsurance contracts beginning on or after January 1, 2023, with a transition date of January 1, 2022, for comparative purposes. The transition approach adopted was the modified retrospective approach. 103 Until December 31, 2021, we decided not to change our accounting policies for insurance contracts, which follow IFRS 4, based on generally accepted accounting practices in Brazil (BRGAAP): • Private Pension Plans - Contracts that provide retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates), specifying annuity rates to the policyholder. • Insurance premiums - Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. • Insurance contract liabilities - Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. • Liability Adequacy Test - we test liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in effect at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. Transition to IFRS 17 The main changes identified by us due to the adoption of IFRS 17 are related to the aggregation and measurement of insurance and private pension contracts. (i) Aggregation and measurement of insurance and private pension contracts IFRS 17 requires that insurance contracts be grouped considering similar risks, their management, the period for which the contract was issued and the expected profitability at the time of initial recognition The groups of insurance and private pension contracts refer to contracts issued in the quarter. We group insurance and health products in the Insurance portfolio and supplementary pension plans in the Private Pension portfolio. Insurance portfolio is mainly made up of products covering people and damage and is broken down into groups of contracts effective for up to one year and contracts with longer terms. The Private Pension portfolio is made up of products with survivorship and death and disability risk coverage, and it is broken down into three groups: risk coverage plans, and survivorship plans with and without a direct participation feature. To measure the groups of insurance and pension plan contracts, we use three measurement approaches: BBA, VFA and PAA, based on the characteristics of the insurance and pension plan contracts: • Building Block Approach (BBA): applicable to all insurance contracts without direct participation features and corresponds to the general model. This approach is used to insurance and pension plan contracts with coverage longer than one year or those that are onerous. • Variable Fee Approach (VFA): applicable to insurance contracts with direct participation features, which are substantially investment-related service contracts under which an entity promises an investment return based on underlying items. This approach is adopted for private pension plans, namely Plano Gerador de Benefícios Livres (PGBL - Defined Contribution Pension Plan) and Vida Gerador de Benefícios Livres (VGBL - Life Insurance Plan with Survival Coverage) since contributions paid by policyholders result in a return based on the profitability of the 104 investment fund specially created and in which funds are invested. The policyholder is then able to earn income after the accumulation period. • Premium Allocation Approach (PAA): applicable to contracts with terms of up to 12 months or when they produce results similar to those that would be obtained if the general model was used. This approach is used to insurance contracts with coverage terms of one year or less. The initial recognition of the groups of insurance and private pension contracts is based on the total of the following: • Contractual Service Margin, which represents the unearned profit that will be recognized as the insurance policy is realized. • Fulfillment cash flow, made up by the present value of the cash flow estimates of inflows and outflows over the coverage period of the portfolio, adjusted for non-financial risk. The adjustment for non-financial risk is a compensation required for bearing the uncertainty of non-financial factors about amount and timing of future cash flows that arises. Assets and Liabilities for insurance and pension plan contracts are subsequently segregated between: • Asset or Liability for Remaining Coverage: represented by the fulfillment cash flows related to future services and contractual service margin. The appropriation of the contractual service margin and losses (or reversals) in onerous contracts are recognized in Operating Income from Insurance Contracts and Private Pension, net of Reinsurance. In the Private Pension - PGBL and VGBL portfolio, the contractual service margin is recognized according to the provision of the insurance risk management service, and in the other portfolios, it is recognized on a straight-line basis over the term of the contract. • Asset or Liability for Incurred Claims: represented by the fulfillment cash flows related to services already provided, that is, amounts pending financial settlement related to claims and other expenses incurred. Changes in the fulfillment cash flows, including those arising from an increase in the amount recognized due to claims and expenses incurred in the period, are recognized in Operating Income from Insurance Contracts and Private Pension, net of Reinsurance. We adopted the modified retrospective approach due to unavailability of historical data, using reasonable and supportable information to measure the insurance and private pension contracts in effect on the transition date. We used the permitted modification and opted for a single grouping of contracts in accordance with its products and portfolios. In addition, we estimated future cash flows on the transition date, adjusting them for historical information prior to that date. Regarding discount rates, their averages for the period between 2015 and 2021 were considered. The contractual service margin was established after applying the risk adjustment for non-financial risk to the future cash flows determined We prepared comparative information for 2022 in compliance with IFRS 17, and the amounts related to insurance contracts from previous periods were classified, measured, and presented according to the previous standard (IFRS 4 - Insurance Contracts). For portfolios of long-term insurance and private pension contracts, except for Private Pension - PGBL and VGBL portfolio, we opted for recognizing changes in discount rates in Other Comprehensive Income, that is, the Financial Income from Insurance Contracts and Private Pension will be segregated between Other Comprehensive Income and Income for the period, with no effect on the transition date. In the portfolios of short-term insurance and Private Pension - PGBL and VGBL, the financial income is fully recognized in income for the period. 105 (ii) Redesignation of Financial Assets As IFRS 17 changed the measurement of insurance contracts, which are now recognized at the present value of the obligation, we partially redesignated, on the transition date and as permitted by the standard, the business model of financial instruments that were classified at Amortized Cost to Fair Value through Other Comprehensive Income. This business model aims at maximizing the results of financial assets through sales in windows of opportunity, in addition to the receipt of principal and interest, thus allowing for better symmetry between assets and liabilities. Please see the Complete Financial Statements (IFRS), Note 2 – Significant accounting policies for further information about the accounting policies. b) modified opinions and emphases in the auditor's report There were no qualifications or emphases in the auditor’s report for 2024 and 2023. 2.4. Executive officers should comment on the material effects that the events below may have caused or may cause in the future on the issuer’s financial statements and results: a) Introduction or disposal of operating segments Disclosure of Results per segment The current business segments of Itaú Unibanco are described below: Retail Business: Retail business products and services offered to both current account and noncurrent account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, investment, insurance, pension plans and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very Small and Small Companies. Wholesale Business: Wholesale Business comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) the products and services offered to high-net-worth clients (Private Banking), in addition to middle market companies and institutional clients. Activities with the Market + Corporation: It includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to any segment. b) incorporation, acquisition or disposal of ownership interest BANCO ITAÚ ARGENTINA S.A. After obtaining the authorization of the Central Bank of the Argentine Republic on November 2, 2023, ITAÚ UNIBANCO HOLDING, through Itaú Unibanco S.A., consummated the operation for disposing of the totality of their shares held in Banco Itaú Argentina S.A. and its controlled companies to Banco Macro S.A. On November 3, 2023, ITAÚ UNIBANCO HOLDING received from Banco Macro S.A., for the completion of the transaction, the approximate amount of R$ 253 (US$ 50 million), thus generating an impact on the result of the third quarter of 2023 of R$ (1,211). BANCO ITAÚ CHILE (FORMERLY NAMED ITAÚ CORPBANCA) 106 In April 2016, we closed the merger of Banco Itaú Chile with CorpBanca and, as a result, acquired control of the resulting entity: Itaú Corpbanca (“Itaú CorpBanca”, known as Banco Itaú Chile). On the same date, we entered into the Shareholders’ Agreement of Itaú CorpBanca, which entitled us to appoint, together with the Corp Group Banking S.A, the former controlling stockholder of CorpBanca and the majority of the members of Itaú CorpBanca’s board of directors. In 2021, we increased our equity stake to 56.60%, pursuant to the exercise of put options by Corp Group, as set out in Itaú CorpBanca’s Shareholder’s Agreement, and the exercise of our subscription rights, arising from Itaú CorpBanca’s capital increase. On July 15, 2022, as disclosed in the Announcement to the Market, Itaú Unibanco Holding S.A ("IUH") received, through its affiliates, shares issued by Banco Itaú Chile within the scope of the debt restructuring of the Corp Group’s companies, as approved by the court-supervised reorganization proceeding in the United State ("Chapter 11"). Accordingly, Itaú Unibanco increased its equity interest to 65.62% from 55.96% in Banco Itaú Chile's total voting capital. On March 2, 2023, as disclosure in the Material Fact, the Board of Directors of IUH approved the engagement of advisors to initiate the work related to the intention of making a voluntary tender offer for the acquisition by the IUH or its affiliates, of up to all of the outstanding shares issued by Banco Itaú Chile, including those in the form of American Depositary Shares ("ADS") corresponded up to 34.38% of Banco Itaú Chile´s total voting capital. According to the Announcement to the Market released on July 10, 2023, holders of 2,122,994 shares and 554,650 ADS of Banco Itaú Chile and representing approximately 1.07% of its total capital stock, have tendered their Shares in the voluntary tender offer held concurrently in Chile and in the United States between June 6, 2023 and July 5, 2023 (“Tender Offers”). After the settlement of the Tender Offers, which took place on July 13, 2023 (“Settlement Date”), the IUH now holds, directly or indirectly, Shares representing 66.69% of Banco Itaú Chile’s total capita l stock. The stockholders adhering to the Offers received the total amount of 19,616,957,314.85 Chilean pesos. With the settlement of the tender offers, we held 66.69% of Banco Itaú Chile’s total capital stock, that later increased to 67.42% after additional acquisitions made in November, 2023. Banco Itaú Chile (formerly named Itaú CorpBanca) provides a broad range of wholesale and retail banking services to customers in Chile and Colombia. In addition, it provides financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through subsidiaries, and banking services through the New York branch. It operates in two main geographic areas: Chile and Colombia. The Chilean business unit also includes operations carried out by Itaú Chile New York branch and the Colombia segment also includes the operations carried out by Itaú (Panama) S.A. Business segments in Chile have been strategically aligned onto three areas directly related not only to our medium-term strategy but to our customers’ needs: 1) Wholesale Banking (a. Corporate, b. Large Companies and c. Real Estate and Construction); 2) Retail Banking (a. Itaú Personal Bank, b. Itaú Branches, c. Itaú Private Bank, d. Midsize Companies, e. SMEs and f. Banco Condell, our Consumer Finance Division); and 3) Treasury. Itaú Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla. AVENUE On July 8, 2022, we announced that we entered into a share purchase and sale agreement with Avenue Controle Cayman Ltd, and certain other selling shareholders, for the acquisition of the controlling interest of Avenue Holding Cayman Ltd, or Avenue. 107 The transaction will be consummated in two phases. In the first phase, closed on November 30, 2023, we purchased 35% of Avenue's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$540 million. In the second phase, which is expected to occur two years after the consummation of the first phase subject to regulatory approvals in Brazil and in the U.S., we will acquire an additional stake of 15.1% of Avenue's total voting capital stock, for an amount to be determined by a predefined calculation based on adjusted revenue. Upon consummation of the second phase, we will achieve control of Avenue and hold 50.1% of its total and voting capital stock. Five years after the closing date of the first phase, we may exercise a call option to acquire the remaining interest held by the current shareholders of Avenue. TOTVS On April 12, 2022, we entered into an agreement with TOTVS S.A., or TOTVS, for the incorporation of a joint venture, initially named TOTVS TECHFIN S.A., or TECHFIN, with the purpose of distributing and expanding the financial services integrated into TOTVS' management systems, based on intensive data use, focused on corporate clients and their entire supply chain, clients and employees. The completion of this transaction was approved by CADE on October 17, 2022, and by the Central Bank on June 22, 2023. The transaction closed on July 31, 2023, when we acquired directly 50% of TECHFIN's total voting capital stock, and, indirectly, 50% of Supplier Sociedade de Crédito Direto S.A.'s total voting capital stock and Supplier Sociedade Administradora de Cartão de Crédito S.A.'s total voting capital stock , by means of a primary capital contribution to TECHFIN in the total amount of R$200 million and a secondary acquisition of shares, in the amount of R$410 million. In addition, we will pay up to R$450 million as earn-out after five years, subject to the achievement of certain targets aligned with pre-determined growth and performance goals. Finally, we committed to contributing to funding current and future operations, providing credit expertise and development of new products at TECHFIN. IDEAL On January 13, 2022, we announced that we entered into an agreement for the investment, purchase and sale of shares and other covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others, or the Sellers, for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A., or Ideal. This transaction will be carried out in two phases over five years. In the first phase, closed on March 31, 2023, we purchased 50.1% of Ideal's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, (adjusted by CDI from signing to closing date), and as result became the controlling shareholder of Ideal. In the second phase, expected to occur five years after consummation of the first phase, we will be able to exercise the right to buy the remaining share (49.9%) of Ideal's capital stock. XP INVESTIMENTOS On May 11, 2017, we entered into a share purchase agreement with XP Controle Participações S.A. and other sellers to acquire 49.9% of the capital stock (corresponding to 30.06% of the 108 common shares) of XP Investimentos S.A. In the first phase of the transaction, we contributed to a capital increase of R$600 million and acquired XP Investimentos S.A.'s shares from the sellers for R$5.7 billion. In August 2018, we closed the first phase and entered into a shareholders' agreement, which contained provisions with respect to our rights as a minority shareholder, among others. On November 29, 2019, XP Investimentos S.A. carried out a corporate reorganization, pursuant to which the shareholders of XP Investimentos S.A., including us, exchanged their shares for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, maintaining their original percentages we held in XP Investimentos S.A.'s capital stock (49.9%). XP Inc. then became the sole shareholder of XP Investimentos S.A., owning 100% of its total voting capital. In December 2019, XP Inc. completed its initial primary offer, or IPO, and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, held 46.05% of XP Inc.'s capital stock. In December 2020, XP Inc. carried out an equity follow-on on Nasdaq, where we sold shares corresponding to approximately 4.51% of XP Inc.'s capital stock. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its capital stock. On January 31, 2021, our shareholders approved a partial spin-off of our investment in XP Inc. into a new company, XPart S.A., or XPart. With the completion of the spin-off, our shareholders became entitled to an equity interest in XPart in the same amount, type, and proportion of the shares they held in Itaú Unibanco. As of March 31, 2021, XPart held 40.52% of XP Inc. XPart was later merged with XP Inc. As a result of the merger, XPart's controlling shareholders, IUPAR and Itaúsa S.A., as well as the holders of our ADRs, were entitled to receive Class A shares issued by XP Inc, and the remaining XPart's shareholders were entitled to receive Level I sponsored Brazilian Depositary Receipts, or BDRs, backed by Class A shares issued by XP Inc. Withdrawal and appraisal rights in connection with the merger were not extended to holders of our ADRs, which traded with the right to receive XPart shares up until the completion of the merger. Pursuant to the original merger agreement, on April 29, 2022, we purchased an additional stake corresponding to approximately 11.4% of the stock capital of XP Inc. for approximately R$8.0 billion, after obtaining the applicable regulatory approvals. On June 7, 2022, we announced the sale of shares corresponding to 1.21% of the total capital stock of XP Inc. for US$153.7 million. On the same date, we entered into a share purchase agreement with XP Inc. to sell an additional stake of 0.19% of the total capital stock of XP Inc. and such sale was completed on June 9, 2022. During 2023 we carried out additional sales of shares of XP Inc. and, as a result, as of December 31, 2023, we held 7.79% of XP Inc's capital stock. During 2024 we sold all of our remaining shares of XP Inc. and, as a result, on December 31, 2024, we did not hold any capital stock of XP Inc. ZUP On October 31, 2019, we entered into a share purchase agreement with ZUP LLC, Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida and Flavio Henrique Zago, among others, for the acquisition of 100% of the total voting capital stock of Zup I.T. Serviços em Tecnologia e Inovação Ltda, or Zup, for an amount of R$575 million, subject to certain contractual adjustments to the purchase price. This acquisition was implemented in three phases. In the first phase, closed on March 31, 2020, we acquired 52.96% of the total voting capital stock of Zup for approximately R$293 million and 109 became the controlling shareholder of Zup. In the second phase, which closed on May 31, 2023, we acquired an additional 19.6% stake of the capital stock of Zup, followed by the acquisition of 65,556 shares, corresponding to 0.6051% of the total capital stock of Zup from one of its former shareholders on June 13, 2023. On March 28, 2024, we concluded the third and final phase of this transaction with the acquisition of the remaining stake, becoming its sole shareholder. c) unusual events or operations In addition to the items underlined in item 2.4 b hereof, we highlight the following unusual events: In line with IFRS accounting criteria, there were no material unusual events in 2024. In line with BRGAAP accounting criteria, the non-recurring regulatory effects net of tax effects were: In 2024: (i) result of the partial disposal of interest in XP Inc. in the amount of R$(261) million. 2.5. If the issuer disclosed in the previous year or if it wishes to disclose in this form any non-accounting measures, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and taxes), the issuer should: a) inform the amount of non-accounting measures No non-accounting measures were disclosed in the previous year in our financial statements under IFRS. In the managerial criteria, the company discloses the Consolidated Statement of Managerial Result by segments, including Retail Business, Wholesale Busines and Activites with the Market + Corporaiton. R$ million Retail Business Wholesale Business Activites with the Market + Corporation Itaú Unibanco Net Income 15,124 20,913 5,366 41,403 b) perform a reconciliation between the amounts disclosed and the amounts in the audited financial statements Consolidated Statement of Managerial Result 110 Interest margin includes interest and similar income and expenses of R$ 74,980 (R$ 64,135 from 01/01 to 12/31/2023), result of financial assets and liabilities at fair value through profit or loss of R$ 32,011 (R$ 29,145 from 01/01 to 12/31/2023) and foreign exchange results and exchange variations in foreign transactions of R$ (3,143) (R$4,432 from 01/01 to 12/31/2023). For further information, check note 30 of Condensed financial statements in IFRS of December 31, 2024. c) explain why it believes that such measurement is the most appropriate for the correct understanding of its financial position and the results of its operations The non-accounting measurements presented in letter “a” of this item are appropriate for decisionmaking by the company’s senior management and administration. 2.6. Identify and comment on any event subsequent to the most recent financial statements for the year that might significantly change them On February 5, 2025, the Board of Directors approved the following proposal: (i) a capital increase of R$33,334 million, from R$90,729 to R$124,063, through the capitalization of the amounts recorded in the Revenue Reserves – Statutory Reserves; (ii) that capital will be increased with the issue of 980,413,535 new book-entry shares, with no par value, of which 495,829,036 are common shares and 484,584,499 are preferred shares, to be attributed free of charge to the Company's stockholders, as a bonus, in the proportion of 1 (one) new share of the same type for every 10 (ten) shares held, and the treasury shares will also receive bonus shares. Additionally, on the same date, the Board of Directors resolved upon the Stock Buyback Program: (i) early terminate, as of this date, the current program approved that would terminate on August 4, 2025; and (ii) approve the new program, which will become effective as of this date through February 5, 2026, authorizing the purchase of up to 200,000,000 preferred shares issued by the Company, with no reduction of capital. The purposes of the new stock buyback program are to: (a) cancel the shares issued by the Company, and the Board of Directors resolved upon the allocation of R$3 billion from the earnings for 2024 for such purpose; and (b) provide for the delivery of shares to our employees and management members within the scope of its 111 compensation models, long-term incentive plans and institutional projects. The stock buybacks will be carried out on a stock exchange at market value and intermediated by Itaú Corretora de Valores S.A. 2.7. Executive officers should comment on allocation of profit, indicating: The Board of Directors submits to the Annual General Stockholders’ Meeting, together with the financial statements, a proposal for the appropriation of net income for the year, and the main appropriations are: (i) 5% to the Legal Reserve, generally; although, since it should not exceed 20% of capital stock, 3.77% went to the year; (ii) distribution of dividends to stockholders (please see items “b” and “c” below); and (iii) setting up the Statutory Reserve, whose purpose is to guarantee funds for the payment of dividends, including as interest on capital, or advances, to maintain the flow of stockholders’ remuneration, and its balance may also be used: (i) in redemption, reimbursement or own share buyback operations, under current legislation; and (ii) in contribution to capital stock, including by means of new share bonus. The Statutory Reserve will be comprised of funds: a) equivalent to up to 100% of profit for the fiscal year, adjusted according to Article 202 of Law nº 6,404/76, always respecting the stockholders’ right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation; b) equivalent to up to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings; c) equivalent to up to 100% of the adjusted amounts for previous fiscal years, recorded as retained earnings; and d) arising from credits corresponding to dividend advances. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, in accordance with Article 199 of Law nº 6,404/76. Year 2024 a. Rules on retention of earnings No changes in the rules a.i. Retained earnings amounts No earnings retained a.ii. Percentage to total declared earnings Not applicable b. Rules on distribution of dividends Amount not below 25% of profit calculated for the year Stockholders are entitled to receive as a mandatory dividend each year at least twenty-five percent (25%) of the profit determined in the same year, adjusted by the addition or deduction of the amounts specified in letters 112 “a” and “b” of item I of Article 202 of Brazilian Corporate Law, and in compliance with items II and III thereof. c. Frequency of distribution of dividends Monthly – mandatory Semi-annually - additional d. Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as agreements, court, administrative or arbitration decisions Not applicable e. Whether the issuer has a formally approved policy on allocation of earnings, informing the approving body, date of approval and, if the issuer discloses the policy, where this document can be found on the Web Stockholder Remuneration Policy (dividends and interest on capital) approved by the Disclosure and Trading Committee at the meeting held on January 24, 2024, which may be accessed on the websites of CVM (http://www.cvm.gov.br/> Companhias > Informações Periódicas e Eventuais de Companhias > Itaú Unibanco > Política de Dividendos) and of the Investor Relations (www.itau.com.br/investor-relations > Itaú Unibanco> Corporate Governance > Rules and Policies) a) Rules on retention of earnings No changes were made to the rules on retention of earnings over the last fiscal year. In accordance with Brazilian Corporate Law, at an Annual General Stockholders’ Meeting and based on a proposal by management, stockholders may resolve on retaining a portion of the profit for the year previously approved as part of the capital budget. Additionally, the minimum mandatory dividends may not be paid in any year in which management informs the Annual General Stockholders' Meeting that this would be incompatible with the Issuer’s financial position. a.i.) Retained earnings amounts In 2024, no earnings were retained, and dividends paid by the Issuer were higher than the minimum mandatory dividend. b) Rules on distribution of dividends Stockholders are entitled to receive as a mandatory dividend each year at least twenty-five percent (25%) of the profit determined in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of item I of Article 202 of Brazilian Corporate Law, and in compliance with items II and III thereof. As resolved by the Board of Directors, interest on capital can be paid by including the interest on capital paid or credited to the mandatory dividend amount, as provided for in Article 9, paragraph 7, of Law nº 9,249/95. Preferred shares entitle their holders to priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any share split or reverse split. After the payment of the priority dividend due to preferred stockholders, a dividend 113 will be paid to common stockholders at R$0.022 per share, non-cumulative and adjusted for any share split or reverse split. Capital Management and Distribution of Profits To ensure capital strength and availability to support our business growth, regulatory capital levels were kept above those required by the Central Bank of Brazil, as evidenced by the Common Equity Tier I, Tier I, and BIS ratios. The total amount to be distributed each year will be set by the Board of Directors, considering, among others: 1. the Company’s capitalization level, according to the rules issued by the Central Bank of Brazil; 2. the minimum level established by the Board of Directors of 13.5% for Tier I Capital; 3. profitability in the year; 4. the prospective use of capital based on expected business growth, share buyback programs, mergers and acquisitions, and regulatory changes that may change capital requirements; and 5. changes in tax legislation. Therefore, the percentage to be distributed may change every year according to Company’s profitability and capital demands, considering at all times the minimum distribution set forth in the Bylaws. Under the implementation of minimum capital requirements set by Basel III standards, CMN Resolution nº 4,958 provides that dividends may not be paid if a financial institution fails to comply with additional capital requirements required in their entirety as from 2019. This restriction on dividend payment will be progressively applied, according to the extent of nonconformity with the additional capital requirements. • If a financial institution’s additional capital requirement is lower than 25% of the capital set by CMN for that year, no dividends or interest on capital will be distributed accordingly. • If the additional capital is between 25% and 50% of the required amount, 80% of the intended dividends and interest on capital will not be distributed. • If the additional capital is between 50% and 75% of the required amount, 60% of the intended dividends and interest on capital will not be distributed. • If the additional capital is between 75% and 100% of the required amount, 40% of the intended dividends and interest on capital will not be distributed. At the end of December 2024, BIS ratio reached 16.5%, of which: (i) 15.0% related to Tier I Capital, composed of the sum of Core Capital and Additional Capital; and (ii) the amounts of Tier I and Tier II Capital totaled R$206.2 billion and R$21.4 billion, respectively on December 31, 2024. These indicators provide evidence of our effective capacity of absorbing unexpected losses. For further information, please see “Risk and Capital Management – Pillar 3” report on our website www.itau.com.br/relacoes-com-investidores > Results and Reports > Regulatory Reports > Pillar 3 > Risk and Capital Management – Pillar 3. 114 c) Frequency of distribution of dividends Since July 1980, the Issuer has been remunerating its stockholders with monthly additional payments. These additional payments have historically been made twice a year and are equally distributed to common and preferred stockholders. Over the past three years, dividends were paid on a monthly basis, as established by our Stockholder Remuneration Policy, approved by the Board of Directors. This Policy has set the monthly payment of R$0.015 per share, as a mandatory dividend advance. The date used as reference to determine which stockholders are entitled to receive the monthly dividends is determined based on the stockholding position recorded on the last day of the previous month, and dividends are paid on the first business day of the subsequent month. On March 17, 2025, the Company’s shares received bonus shares at the rate of ten percent (10%) and the monthly dividends were maintained at R$0.015 per share, so that the total amounts paid by the Company on a monthly basis to stockholders were increased by ten percent (10%) after the inclusion of the bonus shares in the stockholding position. Additionally, over the past three years dividends/interest on capital were also paid out in addition to monthly proceeds, for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding these payments, management verifies the existing earnings to determine the amount of dividends/interest on capital to be distributed as mandatory minimum amount (see item “a” above). Of this mandatory minimum amount, the monthly amount already paid is discounted and the resulting difference will determine the additional dividend/interest on capital to be realized to meet the mandatory minimum amount for the year. The Stockholders Remuneration Policy is available on our Investor Relations website www.itau.com.br/investor-relations > Itaú Unibanco> Corporate Governance > Rules and Policies > Policies. To see the Issuer’s record of payments, please access the Investor Relations website http://www.itau.com.br/relacoes-com-investidores> Itaú Unibanco > Our Shares > Shares and Dividends & Interest on Capital > History of Dividends and Remuneration of Stockholders. 2.8. Executive officers should describe any material items not reported in the issuer’s financial statements, indicating: a) assets and liabilities directly or indirectly held by the Issuer not reported in its balance sheet (off-balance sheet items), such as: i. written-off portfolios of receivables for which the entity has not retained or transferred any risks and benefits of ownership of the transferred asset, indicating related liabilities There is no, other than those already disclosed in the Financial Statements under IFRS. ii. agreements for future purchase and sale of products or services There is no, other than those already disclosed in the Financial Statements under IFRS. iii. agreements for construction in progress (CIP) There is no, other than those already disclosed in the Financial Statements under IFRS. iv. agreements for future receipt of financing There is none, other than those already disclosed in the Financial Statements under IFRS. 115 b) Other items not reported in the financial statements We disclose in Note 32 (Risk and Capital Management) to the IFRS financial statements the offbalance sheet commitments, as follows: R$ Million 2.9. With respect to each of the items not reported in the financial statements indicated in item 2.8, executive officers should comment on: a) how these items change or may change revenues, expenses, operating income and expenses, finance costs or other items of the issuer’s financial statements There is no. b) the nature and purpose of the operation There is no. c) the nature and amount of the liabilities assumed and rights generated in favor of the issuer as a result of the operation There is no. 2.10. Executive officers should indicate and comment on the main elements of the issuer’s business plan, describing, in particular, the following topics: a) investments, including: i. quantitative and qualitative description of the investments in progress and expected investments ii. sources of investment financing iii. relevant divestitures in progress and expected divestitures Actual and expected investments and divestitures in 2024 are described in item 2.4b. Additionally, in 2024, there was an increase in investments in business and technologies of R$2.3 billion in relation to the previous year. There was a change in the profile of employees, with more professionals in technology and fewer in operating departments, evidenced by the growth of 12.5% in the number of employees in technology in relation to 2023. We have more than 470 data scientists, more than 390 generative artificial intelligence initiatives at the bank and more than 1,300 artificial intelligence models being used, tested and growing within the organization. Additionally, 5.3 million clients migrated in 2024 to the Super App, a unique platform of products and services for our clients, and our goal is to migrate 15 million clients. 116 The optimization of our branch network is carried out based on our clients’ behavior and needs, taking into consideration at all times the availability of physical points of service and digital channels, according to the demand and in conformity with our phygital strategy. We carry out a thorough assessment of the performance of our branches, checking the flow of clients and the creation of new business, as well as the ability to retain and keep our active clients satisfied and working closely with the bank. In this context, in 2024, we had a reduction of 8.8% in the number of physical branches in Brazil, totaling 2,272 branches. b) provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that are expected to have a material impact on the issuer’s production capacity Not applicable, since no plants, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity were acquired. c) new products and services, indicating: i. description of research already disclosed ii. total amounts spent by the issuer in research for the development of new products and services iii. projects in progress already disclosed iv. total amounts spent by the issuer in the development of new products and services Not applicable, since no new products or services were acquired. d) ESG opportunities included in the issuer’s business plan We want to be a leading company in sustainable performance and customer satisfaction by means of the creation of value shared among all stakeholders, clear operation to ensure the longevity of the business and compliance with laws and regulatory rules. We take into account ESG issues in the integration of risks and opportunities into the many departments of the institution, with guidelines included in the Environmental, Social and Climate Responsibility Policy (PRSAC). The opportunity strategy related to ESG issues includes the following topics: I. Description of sustainability and transparency goals with quantitative or qualitative data on the strategic ambition; II. Description of the list of products and services offered by the institution that positively contribute to aspects of an environmental, social and climate nature; III. Volume of capital allocated to sustainable finance; IV. Alignment of the climate strategy, contributing to the transition of clients to a low-carbon economy in line with the Net Zero principles by 2050; V. Update of the ESG Strategy and disclosure to the market. We promote the integration of ESG topics into the business strategies by means of studies, advocacy, development of sustainable products and services and engagement of clients, with a focus on new opportunities for a sustainable economy which can be found on the website https://www.itau.com.br/sustentabilidade/en/ and ESG report 2024. 117 One and a half years earlier, we reached, in 2024, 100% of the target of R$400 billion to finance industries that positively contribute to the environment and society, and we expanded our strategic goal of allocating R$1 trillion to Sustainable Finance by December 2030. In the same year, we also won the 1st Eco Invest auction of the Brazilian Federal Government in the blended finance category to leverage the inflow of foreign investments in Brazil in environmental, social and climate projects. In total, the National Treasury will contribute with R$6.8 billion in catalytic public capital, whereas the winning banks will seek R$37.6 billion in foreign private capital for projects, totaling an investment potential of R$44.3 billion for the next 24 months. Itaú will allocate approximately R$8.1 billion to operations classified as sustainable by the Program. In our climate transition strategy, our ambition is to reach net zero emissions by 2050 in our businesses and we established decarbonization goals that are in line with the scientific scenarios, taking into consideration the stage of the Brazilian economy and the maturity of our clients in the different sectors and segments. We established goals for the carbon-intensive industries that are present in our loan portfolio, such as Electricity Generation, Steel, Aluminum and Cement Production, Farming and Transport. Additionally, we confirmed the commitment to gradually leave the Coal industry by 2030 and published institutional positioning founded on the economic scenarios in our region for the Oil & Gas and Real Estate industries. 2.11. Comment on other factors that have significantly affected the operational performance and that were not identified or commented on in the other items of this section The complete consolidated financial statements under IFRS for 2024 are available on our Investor Relations website www.itau.com.br/relacoes-com-investidores> Results and Reports > Results Center > Complete Financial Statements (IFRS) – 4Q24. Other factors impacting operational performance (not mentioned in other items of this section) The marketing department is responsible for defining and managing Itaú Unibanco’s marketing strategy, in Brazil and abroad, oriented to the market, clients, partners, suppliers and employees. Commercial and institutional priorities are defined every year, as well as the overall marketing amount for the year. Financial sponsorships are outlined in accordance with Itaú Unibanco’s internal policy, which sets out the rules, procedures and responsibilities of the bank’s internal departments in relation to such sponsorships. As disclosed in our financial statements (Note 23 – General and Administrative Expenses), expenses on advertising, promotions and publications totaled R$1,976 million in 2024, and R$1,996 million in 2023. 118 3. Projections 3.1 Projections should identify: Information provided in this item on business prospects, projections and operational and financial targets is solely a forecasts based on Management’s current expectations in relation to the future of the Bank. These prospects are highly dependent on market conditions and the general economic performance of Brazil, the sector, and international markets. Therefore, our actual results and performance may substantially differ from those stated in this forward-looking information. This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future developments and financial trends that affect our activities. In view of these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our actual results and performance may substantially differ from those stated in this forward-looking information. Words such as “believe”, “may”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and the like are used to identify forward-looking statements, but are not the only way to identify such statements. a) subject matter of the projection These projections are calculated based on the financial statements under BRGAAP, based on: a.1) Accumulated variation in the 12-month period: Total loan portfolio, including financial guarantees provided and corporate securities; Financial margin with clients; Commissions and fees and result from insurance operations; and Non-interest expenses. a.2) Accumulated amount in the 12-month period: Financial margin with the market; and Cost of credit, composed of result from loan losses, Impairment, and discounts granted; a.3) Expected income tax and social contribution rate. b) projected period and the period for which the projection is valid Projected period: Fiscal year 2025; Project validity: This year or until Management states otherwise. c) assumptions considered, stating which ones may be influenced by the issuer´s management and those which are beyond its control c.1) Assumptions under the control of Management for fiscal year 2025 Guidance disclosed to the market is based on the assumed alignment with the bank’s projected budget for the year. The budgets for results and balances of loan operations balance and of equity accounts are evaluated to ensure this alignment. The range disclosed is defined according to management’s expectations. It is worth pointing out that regular analyzes are undertaken to check 119 for the adherence between the guidance disclosed and possible budget revisions that may be carried out over the year due to changes in the macroeconomic outlook and in the competitive or regulatory environments. Therefore, it is possible to assess the need for possible changes in public expectations. This guidance does not include any possible acquisitions and partnerships that may occur in the future. c.2) Assumptions beyond the control of Management for 2025 This looking-forward information is subject to uncertainties and assumptions, including, among other risk factors: • General economic, political, and business conditions in Brazil and changes in inflation, interest, and foreign exchange rates, as well as the performance of financial markets; • General economic and political conditions abroad, particularly in the countries where we operate; • Disruptions and volatility in the global financial markets; • Increases in compulsory deposits and reserve requirements; • Government regulations and tax laws, and respective amendments thereto; • Regulation and liquidation of our business on a consolidated basis; • Developments of high-profile investigations currently under way and the impact on clients and our fiscal exposure; • Holders of our shares and ADSs may face difficulties to receive dividends; • Failure or hacking of our security and operational infrastructure or systems; • Our ability to protect personal or other data; • Fiercer competition and consolidation of the sector; • Changes in our loan portfolios and the value of our securities and derivatives; • Losses associated with counterparty exposure; • Our exposure to the Brazilian public debt; • Inaccurate pricing methodologies for insurance, pension plan and premium bonds products, and understated reserves; • Efficiency of our risk management policies; • Damage to our reputation; • Ability of our controlling stockholder to run our business; • Difficulties to integrate new or merged business; • Impact of environmental and social issues; • The effects of pandemics and health crises may adversely affect the future results of our operations and impact the market price of our securities; and • The Company’s other risk factors are listed in item 4.1 Describe Risk Factors of this Reference Form. d) guidance information Projections for fiscal year 2025 The table below presents the projections for fiscal year 2025, according to the Material Fact disclosed on February 5, 2025. 120 (1) Includes financial guarantees provided and corporate securities; (2) Composed of result from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. It is important to mention that, as of February 2025, the company considers a cost of capital of around 15.0% p.y. in the management of its businesses. 3.2 If the issuer has disclosed guidance over the last three fiscal years: a) Inform which ones are being replaced by new projections included in the form and which ones are the same in the form For the 2025 projections, indicators presented and monitored are: (i) total loan portfolio, (ii) financial margin with clients, (iii) financial margin with the market, (iv) cost of credit, (v) commissions and fees and result from insurance operations, (vi) non-interest expenses, and (vii) effective income and social contribution tax rate. In comparison with 2024, the perspectives presented remain the same. b) with respect to projections related to periods already elapsed, compare the data projected with the effective performance of indicators, clearly stating the reason for any deviations from projections Projections for fiscal year 2024 The table below indicates the Projections made for the fiscal year 2024. 121 (1) Includes financial guarantees provided and corporate securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. (4) Considers pro forma adjustments in 2023 of the sale of Banco Itaú Argentina. (5) Calculated based on Brazil core expenses. Reasons for deviations: Loan portfolio: the higher-than-expected growth is mainly due to fx variation on the loan book in foreign currency. Projections for fiscal year 2023 As Material Fact disclosed on November 6th, 2023, the Company decided to reaffirm and normalize the projection released to the market due to the sale of the operations of Bank Itaú Argentina S.A. Excluding the impacts of the sale of the operations in Argentina from the projections, the guidance previously disclosed was reaffirmed. 122 (1) Includes financial guarantees provided and corporate securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. Reasons for deviations: Loan portfolio: the lower-than-expected growth is mainly due to fx variation on the loan book in foreign currency, lower-than-expected demand for corporates in Brazil in the first half of the year, and lower-than-expected growth of the payroll loans. Projections for fiscal year 2022 123 Reasons for deviations from projections: Loan portfolio: The lower-than-expected growth in Brazil is mainly due to more conservative credit granting measures in higher risk portfolios and lower demand for credit in the wholesale segment. The lower-than-expected growth on a consolidated basis reflects the lower growth in Brazil. Financial margin with clients: The higher-than-expected growth on a consolidated basis is due to the better average spread of the loan portfolio due to the more favorable mix of clients and products, in addition to the higher margin in funding due to higher interest rates in Brazil and in operations in Latin America. Cost of credit: the higher-than-expected level in Brazil is due to the provision in connection with the event subsequent to the closing date of the 2022 fiscal year of a one-off case of a large company that had filed for court-supervised reorganization. The higher-than-expected level on a consolidated basis reflects the higher provisioning in Brazil. Non-interest expenses: higher-than-expected growth in Brazil is due to higher-than-expected inflation. c) with respect to the current period guidance, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced Projections are still valid. 124 4. Risk factors 4.1. Describe the risk factors with effective potential to influence the investment decision, observing the categories below and, within them, the decreasing order of relevance: This section addresses the risks we consider material to our business and investments in our securities. If any of the risks described were to materialize, our business, results of operations and financial condition may be adversely affected, as may the amount of investments made in our securities. Accordingly, investors should carefully evaluate the risk factors described below and the information contained in this annual report before making an investment decision. The risks described below are those that we currently believe may adversely affect us. Other risks that we currently do not consider material, emerging risks or other risks of which we are not aware may also adversely affect us. a) To the issuer Credit Default by other financial institutions may adversely affect the financial markets in general and us The safety and soundness of several financial institutions may be closely interrelated as a result of credit, negotiation, settlement or other transactions among financial institutions. Accordingly, concerns regarding the default of a financial institution could cause significant liquidity problems, losses and/or default by other financial institutions. This systemic risk may adversely affect financial intermediaries, including clearing agencies, clearing houses, banks, securities companies, and stock exchanges with which we interact daily, including us. If the Central Bank intervenes in any other relevant Brazilian financial institution, we, together with medium-sized and smaller financial institutions, may be subject to deposit withdrawals and decreases in investments, which could adversely affect us. Exposure to Brazilian Government debt could have a material adverse effect on us Like most Brazilian banks, we also invest in debt securities issued by the Brazilian Government. As of December 31, 2024, 18.8% of all our assets and 54.3% of our securities portfolio were comprised of these public debt securities. Any failure by the Brazilian Government to make timely payments under the terms of these securities, or a significant decrease in their market value, could negatively affect our results directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole. We may incur losses associated with counterparty exposure risks We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. We may incur losses if any of our counterparties fail to honor their contractual obligations, including because of bankruptcy, lack of liquidity, operational failure or other reasons outside our control. This risk may arise, for example, from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us and are unable to do so, or from our carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediary. Any failure by a counterparty to meet its contractual obligations may adversely affect our financial performance. Business Operations 125 A failure in, or breach of, our operational, security or IT systems could temporarily interrupt our businesses, increasing our costs and causing losses. Due to the high volume of daily data processing, we are dependent on technology and management of information, which exposes us to the risk of unavailability of systems and infrastructure, such as power outages, breakdowns, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers) and events resulting from wider political or social issues, such as cyberattacks or unauthorized disclosures of personal information in our possession. Additionally, we operate in many geographic locations and are frequently subject to the occurrence of events beyond our control. The contingency plans we have in place may not be sufficient to prevent our ability to conduct business from being adversely impacted by failures in the infrastructure that supports our business. We are strongly dependent on technology and thus are vulnerable to viruses, worms and other malicious software, including “bugs” and other problems that could unexpectedly interfere with the operation of our systems and result in data leakage. Operating failures, including those that result from human error or fraud, not only increase our costs and cause losses, but may also give rise to conflicts with our clients, lawsuits, punitive damage to third parties, regulatory fines, sanctions, interventions, and other indemnity costs, all of which may have a material adverse effect on our business, reputation and results of operations. Additionally, we depend on certain third-party services for the proper functioning of our business and technology infrastructure, such as call centers, networks, internet and systems, among others, provided by external or outsourced companies, and rely to some extent on third-party data management providers. Interruptions in the provision of these services or data, caused by the lack of supply or the poor quality of the contracted services, among other factors, can affect the conduct of our business as well as our clients. As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected. The adoption of AI presents both significant challenges and opportunities. Compliance with personal data regulations and specific AI regulations is essential, as risks related to privacy, data security, and potential algorithmic biases are significant in these technologies. On the other hand, the potential for disruptive innovations through the use of AI is undeniable, as it can optimize operations, personalize customer services, and increase efficiency, bringing significant competitive advantages. Public perception and acceptance of AI, along with potential impacts on reputation stemming from technology failures, highlight the importance of robust risk and data management and the adoption of ethical, transparent, and responsible AI practices. The regulatory framework for AI and machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations will be implemented, or existing laws and regulations may be interpreted in new ways that would affect the operation of our platform and the way in which we use AI and machine learning technology, including with respect to fair lending laws. In this regard, Bill No. 2,338/2023 is under discussion in the Brazilian Congress to establish a national regulatory framework covering the development, use, and governance of AI systems in Brazil. The text, which sets out obligations and requirements for AI agents, was approved by the National Senate in December 2024 and will now proceed to analysis by the House of Representatives and, if approved, will move on for presidential assent or veto. Given that we have AI systems in place, the cost to comply with such laws or regulations could be significant and increase our operating expenses, which would adversely affect our business, financial condition and results of operations. Failure to protect personal information could adversely affect us. We manage and hold confidential personal information of identified or identifiable natural persons, including clients in the ordinary course of our business. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or security 126 breaches could subject us to legal action and administrative sanctions, as well as damage that could materially and adversely affect our operating results, reputation, financial condition and prospects. Administrative sanctions include, but are not limited to, sanctions for non-compliance with foreign data protection laws, as applicable, and with the Brazilian General Data Protection Law, or Law No. 13,709/2018 ("Lei Geral de Proteção de Dados"), or LGPD, which sets forth the scenarios in which personal data can be handled, either by physical or digital means, and protects the data subjects from improper use of their data. In addition, pursuant to the LGPD, we may be required to report incidents related to cybersecurity issues, incidents where client information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authority and to the subjects affected. Any material disruption or slowdown of our systems could cause information, including data related to client requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services, and subject us to administrative sanctions. All of these factors could cause a material adverse effect on our reputation, business, results of operations and financial condition. Failure to adequately protect ourselves against risks relating to cybersecurity could materially adversely affect us. We are exposed to failures, deficiency or inadequacy of our internal processes, human error or misconduct and cyberattacks. Our information systems may be vulnerable to service interruptions and security breaches by hackers and cyberterrorists, which continue to evolve in scope and sophistication, causing us to incur significant costs in our ever-evolving efforts to enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach. Risks related to cybersecurity incidents include but are not limited to: (i) penetration into our information technology systems and platforms, by ill-intentioned third parties, (ii) infiltration of malware and viruses into our systems, (iii) contamination of our networks and systems by third parties with whom we exchange data, (iv) unauthorized access to confidential information by persons inside or outside the organization, and (v) cyber-attacks causing systems degradation or service unavailability that may result in business losses. We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We are exposed to this risk over the entire lifecycle of information, from the moment it is collected to its processing, transmission, storage, analysis and destruction. A successful cyberattack may result in unavailability of our services used by our clients, leak or compromise of the integrity of information and could give rise to the loss of significant amounts of client data and other sensitive information, as well as damage to our reputation, directly affecting our clients and partners. There are also requirements related to the information security process that we are required to comply with, such as the Brazilian Data Protection Law "Lei Geral de Proteção de Dados"), or LGPD, CVM Resolution No. 35/2021, CMN Resolution No. 4,893/2021, Central Bank Resolution No. 85/2021, the SUSEP Circular No.638/2021,the new rules adopted by the SEC in 2023 on cybersecurity risk management, strategy, governance and incident disclosure, among others rules and regulations. Noncompliance with these rules and regulations could subject us to penalties and fines. While we continue monitoring cyber risks related control ensure its effectiveness, failures in our cybersecurity systems or our failure to prevent or identify cyber-attacks may materially adversely affect our operating results and financial condition. The loss of senior management, or our inability to attract and maintain key personnel could have a material adverse effect on us. 127 Our ability to maintain our competitive position and implement our strategy depends on our senior management and key personnel. Competition for qualified personnel in the financial services industry is intense, particularly from emerging competitors, such as fintechs and start-ups. Our performance and success depend on highly skilled individuals, and on the technical skills of certain key personnel (such as data scientists, product managers, designers and others) who are difficult to be replaced. Moreover, we face the challenge to provide a new experience to employees, so that we are able to attract and retain qualified professionals who value a work environment offering equal, diverse and meritocratic opportunities and who wish to build up their careers in dynamic and cooperative workplaces. In addition, the increased competition and the entry of technological companies in the financial sector have forced us to invest not only in traditional career paths but also in career strands more aligned with newest and future generations. The loss of some of the members of our senior management, including successors to crucial leadership positions, as well as their relationships with our clients, or our inability to attract, develop, motivate and retain qualified personnel, could have a material adverse effect on our operations, performance and our ability to implement our strategy. We operate in international markets which subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect us or our foreign units We operate in various jurisdictions outside of Brazil through branches, subsidiaries and affiliates, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including: • political instability, adverse changes in diplomatic relations and unfavorable economic and business conditions in the markets in which we currently have international operations or into which we may expand; • more restrictive or inconsistent government and local central banks’ regulation of financial services, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide our services; and • difficulties in managing operations and adapting to cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by Brazilian law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or cost-efficiently As we expand, these and additional markets risks could be more significant and have the potential to have an adverse impact on us. New lines of business, new products and services or strategic project initiatives subject us to new or additional risks, and the failure to implement these initiatives could adversely affect our reputation, business and results of operations. From time to time, we have launched new lines of business, offered new products and services within existing lines of business or undertaken strategic projects. There are substantial risks and uncertainties associated with these efforts, including with respect to projects that involve the 128 adoption of new and evolving technologies, such as artificial intelligence, and asset classes, such as digital assets and carbon credits. We may invest significant time and resources in developing and marketing these new lines of business, products and services, which may not operate or perform as expected, nor generate the expected results. The initial timetables for the development and introduction of new lines of business or new products or services and price and profitability targets may not be met. Moreover, regulatory requirements can affect whether and how initiatives are able to be brought to market in a manner that is timely and attractive to our customers. There are new technologies and asset classes that are not only new for us but also relatively new to the financial markets more broadly and in most cases are not yet fully regulated. Therefore, any updates to the regulatory landscape, including accounting requirements and enforcement actions by regulators, may limit our ability to pursue strategic initiatives or result in significant costs. Especially when compared with our activities involving traditional assets, these new lines of businesses may introduce incremental or unique risks, particularly those associated with cybersecurity exposures and third-party dependencies, as well as reputational, technology, legal and regulatory risks. Furthermore, our revenues and costs may fluctuate because new businesses or products and services generally require startup costs while revenues may take time to develop, which may adversely impact our results of operations. If management makes choices about these initiatives that prove to be incorrect, are based on incomplete, inaccurate or fraudulent information, fail to accurately assess the competitive landscape and industry trends or are unable to address the expectations of various stakeholders, then the value and growth prospects of our business may be affected. Further, these initiatives often place significant demands on management and a limited number of employees with subject matter expertise and may involve significant costs to implement, as well as increase operational risk as we develop and implement related controls, processes and procedures and employees learn to operate under new systems, controls, processes and procedures. The failure to successfully execute or monitor these initiatives could adversely impact our business, reputation and results of operations. Legal, operational, regulatory and reputational risks may also exist in connection with dealing with new products, technologies or markets, or clients and customers whose businesses focus on such products, technologies or markets, where there is regulatory uncertainty or different or conflicting regulations depending on the regulator or the jurisdiction. We may invest significant time and resources into the expansion of existing or creation of new compliance and risk management systems with respect to new products, technologies or markets, which may increase our costs and expenses, and adversely affect our results of operations. Liquidity We face risks relating to liquidity of our capital resources. Liquidity risk, as we understand it, is the risk that we will not have sufficient financial resources to meet our obligations by the respective maturity dates or that we will honor such obligations but at an excessive cost. This risk is inherent in the activities of any commercial or retail bank. Our capacity and cost of funding, including the availability of retail deposits, may be impacted by several factors, such as changes in market conditions (e.g., in interest rates), credit supply, regulatory changes, systemic shocks in the banking sector, and changes in the market’s perception of us, among other factors. The occurrence of any of these factors could materially adversely affect our financial position and results of operations, including by increasing the amount of retail deposit withdrawals by our customers in a short period of time. 129 In scenarios where access to funding is scarce and/or becomes too expensive, and the access to capital markets is either not possible or is limited, we may have to increase the return rate paid to deposits made to attract more clients and/or to settle assets not compromised and/or potentially devalued so that we will be able to meet our obligations. If the market liquidity is reduced, the demand pressure may have a negative impact on prices, since natural buyers may not be immediately available. Should this happen, we may have a significant decrease in the value of the assets, which will impact our results and financial position. The persistence or worsening of such adverse market conditions or rises in basic interest rates may have a material adverse impact on our capacity to access capital markets and on our cost of funding, which may adversely affect our results of operation and financial condition. Adverse developments affecting the financial services industry, such as current events or concerns involving liquidity, defaults, or nonperformance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations, financial condition and results of operations Events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems and increase investor concerns regarding the U.S. or international financial systems which can affect commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our cash and cash equivalents and investments in marketable securities may be threatened. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, or result in breaches of our financial and/or contractual obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations. A downgrade in our credit ratings may adversely affect our access to funding or to the capital markets, increase our cost of funding or trigger additional collateral or funding requirements Our ability to raise funds and the costs of financing may be directly impacted by our credit ratings, which are opinions periodically expressed by independent rating agencies on our credit worthiness. A potential downgrade in our credit ratings could have an adverse impact on our liquidity, access to credit markets, funding costs, competitive position, and certain trading revenues, particularly in those businesses where counterparty credit worthiness is critical. Additionally, a downgrade in our credit ratings may trigger certain obligations or requirements under our financing agreements that could result in an immediate need to deliver additional collateral to counterparties or to take other actions under some of our financing and derivative contracts, adversely affecting our cash flow, interest margins and results of operations. Market The value of our investment securities and derivative financial instruments is subject to market fluctuations due to changes in Brazilian or international economic conditions and, as a result, may subject us to material losses 130 In the ordinary course of our business, we use derivative financial instruments to hedge against currency risks and risk of losses due to movements in financial market prices in each of our business units, but we cannot guarantee that such use of derivatives will be sufficient to protect us against the aforementioned risks. These investment securities and derivative financial instruments may cause us to record gains and losses at the time of sale or when they are marked to market, as the case may be, and may fluctuate considerably from period to period due to Brazilian and international economic conditions, including risks associated with transactions subject to variations in foreign exchange rates, interest rates, price indices, equity and commodity prices. We cannot predict the amount of realized or unrealized gains or losses for any future period. Gains or losses on our investment securities and derivative financial instruments may not contribute to our net revenue in the future or may cease to contribute to our net revenue at levels consistent with more recent periods or at all. In addition, we may not successfully realize the appreciation or depreciation in our consolidated investment securities and derivative financial instruments or any portion thereof. Any of these factors may materially adversely affect our results of operations and financial condition. Mismatches between our loan portfolio and our sources of funds regarding interest rates and maturities could adversely affect us and our ability to expand our loan portfolio We are exposed to certain mismatches regarding interest rates and maturities between our credit portfolio and our sources of funds. A portion of our credit portfolio consists of floating and fixed interest rate and the profitability of credit operations depends on our ability to balance the cost to obtain funds with the interest rates charged to our clients. An increase in market interest rates in Brazil may increase our borrowing cost, especially the cost of time deposits, reducing the spread on loans, thus adversely affecting our operations. Any mismatch between our loan operations and related sources of funding may materially adversely affect us. An increase in the total cost of funding sources may result in an increase in the interest rates that we charge on the loans we grant and may consequently affect our ability to attract new customers. A decrease in the growth of our credit operations, as well as the illiquidity resulting from an inability to raise funds continuously, could adversely affect us. Management and Financial Reporting Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses Our market, credit and operational risk management policies, procedures and methods, including our statistical models and tools for risk measurement, such as value at risk ("VaR"), for market risk default probability estimation models for credit risk or customer unusual behavior models for fraud detection or money-laundering risk identification, may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based on our observations of the historical market behavior. In addition, due to limitations on information available in Brazil, to assess clients’ creditworthiness, we rely largely on credit information available from our own databases, on certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures., which could arise, for example, from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, therefore, could be significantly greater than indicated by historical measures. In addition, our quantified modeling 131 may not take all risks into account. Our qualitative approach to managing those risks could prove insufficient, exposing us to material unexpected losses. If existing or potential customers believe our risk management is inadequate, they could terminate their relationship with us, which could harm our reputation as well as our revenues and profits. Our results of operations and financial position depend on our ability to evaluate losses associated with risks to which we are exposed and to build these risks into our pricing policies. We recognize an allowance for loan losses aiming at ensuring an allowance level compatible with the expected loss, according to internal models for credit risk measurement. The calculation also involves significant judgment on the part of our management. Those judgments may prove to be incorrect or change in the future depending on information as it becomes available. These factors may adversely affect us. Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us Our insurance and pension plan business sets prices and establishes reserves based upon actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment with respect to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity, and persistence. We could suffer losses due to events that are contrary to our expectations directly or indirectly based on incorrect biometric and economic assumptions or faulty actuarial bases used for contribution and provision calculations. Although we annually review the pricing of our insurance and pension plan products and the adequacy of the associated reserves, we cannot accurately determine whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits, claims, and expenses. Significant deviations from our pricing assumptions could have an adverse effect on the profitability of our insurance and pension products. In addition, if we conclude that our reserves and future premiums are insufficient to cover future policy benefits and claims, we will be required to increase our reserves and record these effects in our financial statements, which may have a material adverse effect on us. Strategy The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us As part of our growth strategy in the Brazilian and Latin American financial sectors, we have engaged in several mergers, acquisitions and partnerships with other companies and financial institutions in the past and may pursue further transactions in the future. Any such transactions involve risks, such as the possible incurrence of unanticipated costs as a result of difficulties in integrating finance and accounting systems and personnel platforms, failure in diligence or the occurrence of unanticipated liabilities and contingencies, as well as the breach of the transaction agreements by counterparties, among other risks. Whenever we announce such type of transaction, our stock price may drop depending on the characteristics of the acquisition and target companies. In addition, we may not achieve the operating and financial synergies and other benefits that we expected from the transaction in a timely manner, on a cost-effective basis or at all. There is also a risk that antitrust and other regulatory authorities may impose restrictions or limitations on the 132 transactions or on the businesses that arise from certain combinations or impose fines or sanctions due to the interpretation by the authorities of irregularities with respect to the transaction. If we are unable to take advantage of business growth opportunities, cost savings, operating efficiencies, revenue synergies and other benefits we anticipate from mergers and acquisitions, or if we incur greater integration costs than we have estimated, we may be adversely affected. Reputational Risk Damage to our reputation could harm our business and outlook. We are highly dependent on our image and credibility to generate business. Several factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, stockholders, investors, regulators, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, unauthorized disclosure of client data, inappropriate behavior by our employees, and third-party failures in risk management, among others. We can also be subject to step-in risk, which occurs when financial institutions need to provide financial support or intervene in the operations of companies outside the Itaú Unibanco Group in times of financial distress to avoid legal, operational or reputation issues for the institution. This specific risk is monitored quarterly and reported to our regulators in Brazil. Moreover, we cannot assure you that members of management, employees and individuals acting on our behalf, will not associate themselves with political parties nor engage in political agendas. We also cannot assure you that members of management, employees and individuals acting on our behalf will comply at all times with our internal policies, such as was recently the case with certain former executives involving immaterial amounts and that our internal procedures will effectively monitor and identify any and all misbehavior. Any non-compliance with our internal policies and deviations in behavior, such as inappropriate practices and improper use of information, may adversely affect our reputation. In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with our clients, investors, and the market in general. If we are unable, or are perceived to be unable, to properly address these issues, we may be subject to penalties, fines, class actions, and regulatory investigations, among other sanctions and consequences. Concentration Risk We face risks related to market concentration. Concentration risk is the risk of losses associated with significant exposure to a particular counterparty, to counterparties operating in the same economic sector, to a particular industry, geographic region, business segment, credit products, mitigating instruments, index or currency, emerging risks associated with climate, social and environmental matters, among other factors. If we fail to diversify transactions with respect to a particular risk component, our exposure and vulnerability towards such component will increase and any changes or termination related to these transactions could cause a material adverse effect on our results of operations and financial condition. For further information on the concentration of our loan portfolio, see Note 6 to our consolidated financial statements prepared in accordance with BRGAAP and available at our Investor Relations website, which is not included or incorporated by reference into this annual report. Competition 133 The increasingly competitive environment and consolidations in the Brazilian banking industry may have a material adverse effect on us. The Brazilian market for financial services is highly competitive. We face increasing and significant competition from other Brazilian and international banks, in addition to other nonfinancial companies competing in certain segments of the financial industry in which we operate. These latter competitors may not be subject to the same regulatory framework and capital requirements that we are and, therefore, may be able to operate with less stringent regulatory requirements. Competition has increased among financial institutions in Brazil as a result of, among other things, recent regulations that (i) increase the ability of clients to switch business between financial institutions, (ii) with the client’s permission, grant access to financial and personal information in such institutions, and (iii) establish rules for an instant payment arrangement. Furthermore, the use of digital channels has risen steadily over the past few years and is changing the way that customers access financial services. In this context, new competitors are seeking to disrupt existing business models through technological alternatives to traditional financial services. If we are not able to successfully compete with these disruptive business models and markets (such as startups and fintechs), we may lose market share and, consequently, lower our margins and profitability. The increased competition may also adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on financial and other services and products we offer. Additionally, Itaú Unibanco’s strategy aims to keep the organization competitive in an increasingly challenging environment. In this context, achieving our strategic objectives requires structural and transformational corporate projects. These projects are highly complex and require coordination across multiple business units and corporate functions, which increases the risk of execution challenges. If not executed as planned, they could significantly impact the achievement of our strategic objectives and, as a result, our competitive position in the market. We are subject to Brazilian antitrust legislation and that of other countries in which we operate or will possibly operate. Brazilian Law No. 12,529/11 (the “Brazilian Antitrust Law”) requires that transactions resulting in economic concentration should be submitted to the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica) (“CADE”) for prior approval in the event these transactions meet a number of specific criteria. The closing of a transaction without CADE’s approval subjects the parties to fines ranging from R$60,000 to R$60 million, the nullity of the relevant transaction agreement, as well as potential administrative proceedings against the parties involved. In addition, the Central Bank regulations require that financial institutions submit certain transactions that may cause concentration between two or more financial institutions authorized to operate by the Central Bank to the Central Bank’s antitrust department for prior approval. As we have a significant market share in the Brazilian banking market in case of allegations of anticompetitive conduct, we may be subject to penalties from CADE, especially administrative fines of 0.1% to 20% of our gross revenues and divestiture of assets. Additionally, we are subject to the antitrust legislation of the countries where we operate, such as the antitrust laws of the U.S. (Sherman Act and Clayton Antitrust Act) and of the European Union (Articles 101 and 102 of the Treaty on the Functioning of the European Union). Accordingly, we cannot assure you that Brazilian and foreign antitrust regulations, to the extent applicable to us, will not adversely affect our business and results of operations in the future. 134 Our Antitrust Corporate Policy is available on our investors relations website and is not incorporated by reference into this annual report. b) Its shareholders, especially the controlling shareholders Strategy Our controlling stockholder has the ability to direct our business As of December 31, 2024, IUPAR, our controlling stockholder, directly owned 51.71% of our common shares and 26.15% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payments of dividends. In addition, IUPAR is jointly controlled by Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family, and by Cia. E. Johnston, which in turn is controlled by the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other stockholders. Certain of our directors are affiliates of IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. While Brazilian Corporate Law requires that the controlling shareholders vote in the best interest of the company, to the extent that these and other conflicting interests exist, the protection of Itaú Unibanco's and our other shareholders' interests will depend on our directors duly exercising their fiduciary duties as members of our board of directors and abstaining from voting in cases of conflict of interest. c) To its controlled and associated companies Considering that we are a holding company, the risk factors that may influence the decision to invest in our securities essentially arise from the risks to which our subsidiaries and affiliates are exposed, as described in this item 4.1. d) Your managers We may not be able to prevent our officers, acting on our behalf from engaging in situations that qualify as corruption in Brazil or in any other jurisdiction, which could expose us to administrative and judicial sanctions, as well as have an adverse effect to us. We are subject to Brazilian anticorruption legislation, and similarly focused legislation of the other countries where we have branches and operations, as well as other anticorruption laws and regulatory regimes with a transnational scope. These laws require the adoption of integrity procedures to mitigate the risk that any person acting on our behalf may offer an improper advantage to a public agent in order to obtain benefits of any kind. Applicable transnational legislation, such as the U.S. Foreign Corrupt Practices Act and U.K. Bribery Act, as well as the applicable Brazilian legislation mainly Brazilian Law No. 12,846/2013 – ("Lei Anticorrupção Brasileira"), or the Brazilian Anticorruption Law, require us, among other things, policies and procedures aimed at preventing any illegal or improper activities related to corruption involving government entities and officials in order to secure any business advantage, and require us to maintain accurate books and a system of internal controls to ensure the accuracy of our books and prevent illegal activities. We have policies and procedures designed to prevent bribery and other corrupt practices. However, unauthorized actions by our officers, employees or third parties acting on our behalf in breach of our internal policies may qualify as corruption in Brazil or in other jurisdiction and we could be exposed to administrative and judicial sanctions, accounting errors or adjustments, monetary losses and reputational damages or other adverse effects. The perception or allegations that we, our employees, our affiliates or other persons or entities 135 associated with us have engaged in any such improper conduct, even if unsubstantiated, may cause significant reputational harm and other adverse effects. e) To your suppliers Operational risk factor There are factors that include events that are totally or partially beyond our control, such as power outages, interruption of telecommunications services, generalized system failures, as well as internal and external events that may affect third parties with whom we do business or that are essential to our activities (such as stock exchanges, clearing houses, financial intermediaries or service providers). Our supplier evaluation process may be insufficient to prevent the discontinuation in the supply of services and materials necessary for our situations that may affect the bank's image. The operational risks reported in letter “a” of this item are the same for this section. f) To your customers Credit Our historical loan losses may not be indicative of future loan losses and changes in our business may adversely affect the quality of our loan portfolio As of December 31, 2024, our loan portfolio without endorsements and guarantees was R$1,025.5 billion, compared to R$910.6 billion as of December 31, 2023. Our allowance for loan losses was R$49.0 billion, representing 4.8% of our total loan portfolio, as of December 31, 2024, compared to R$50.9 billion, representing 5.6% of our total loan portfolio, as of December 31, 2023. Our historical loan loss experience may not be indicative of our future loan losses. The quality of our loan portfolio is associated with the default risk of our clients and the sectors in which we operate. A default by or a significant downgrade in the credit ratings of a borrower or other counterparty, or a decline in the credit quality or value of any underlying collateral, exposes us to credit risk. Additionally, despite our target client strategy, various macroeconomic, geopolitical, market and other factors, among other things, can increase our credit risk and credit costs, particularly for vulnerable sectors or industries or countries. Changes in the Brazilian economic and political conditions, an increase in market competition, changes in regulation and in the tax regimes applicable to the sectors in which we operate and other related changes in countries in which we operate and in the international economic conditions, may also adversely affect the quality of our loan portfolio. Adverse changes affecting any large clients or the sectors to which we have significant lending exposure may have a material adverse impact on our business and our results of operations. For example, historically, when Brazilian banks increased their loan portfolio to consumers, particularly in the retail sector, there was increased demand for credit card financing, which has been followed by a significant rise in the level of consumer indebtedness, leading to high nonperforming loan rates. Our results of operations and financial condition depend on our ability to evaluate losses associated with the risks to which we are exposed. We recognize an allowance for loan losses based on our current assessment and expectations regarding various factors that affect the quality of our loan portfolio. We cannot guarantee that our assessment will result in fully sufficient provisions for the risks we are exposed to. 136 In addition, our provisioning models depend on the veracity of the financial information available from the companies we grant loans to. Accordingly, any fraud or misstatement in this information may lead us to misrecord provisions or to not make provisions when we should have made them. If we are unable to control or reduce the level of non-performing or low-quality loans, we may be adversely affected. g) Economic sectors in which the issuer operates Macroeconomic and Geopolitical Risks Changes in macroeconomic and geopolitical conditions may adversely affect us. Our operations are affected by changes in macroeconomic and geopolitical conditions globally, especially in Brazil and in other countries where we have operations. In Brazil, the demand for credit and financial services, as well as our clients’ ability to make payments when due, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Brazilian GDP increased by 3.0% in 2022, 3.2% in 2023, and 3.4% in 2024. We expect a slowdown in GDP growth in 2025, which should be impacted by higher interest rates. In addition, the seasonally adjusted unemployment rate has decreased throughout 2024 and reached 6.6% at the end of the year (compared to 7.9% in 2023 and 8.4% in 2022). These two indicators have a direct impact on the purchasing power of the Brazilian population and, consequently, on their ability to meet their financial and contractual obligations. In the global scenario, the conflict between Russia and Ukraine and tensions between Russia and the U.S., the North Atlantic Treaty Organization (“NATO”), the European Union and the United Kingdom (“U.K.”) have resulted in the imposition of several financial and economic sanctions, as well as export controls against certain Russian organizations and/or individuals. The conflict and related developments could have further impacts on regional and global financial markets and economic conditions, which in turn could cause restrictions on our and our clients’ ability to enter into transactions with counterparties in Russia, higher volatility in foreign currency exchange rates, among other negative results. Escalation of other geopolitically challenging situations in the Middle East, as well as the disputes between China and the U.S. could lead to constraints in commodity supply, causing a widespread rise in energy and food prices. The imposition of import tariffs by the United States can have a twofold impact on the economy. On one hand, tariffs on foreign goods such as steel, aluminum, and automobiles lead to higher input costs for U.S. producers and raise prices for consumers, thereby contributing to upward pressure on inflation. On the other hand, increased production costs and reduced consumer purchasing power can dampen business investment and household spending, ultimately slowing economic growth. Additionally, retaliatory tariffs from trade partners may hurt U.S. exports, further weighing on manufacturing activity and overall performance. Globally, trade tensions and protectionist measures can disrupt supply chains, reduce cross-border investment, and lower demand for goods and services, leading to a broad-based slowdown in global economic activity. Any material disruption and volatility in the global financial markets, including with respect to prices of securities, interest rates, inflation and foreign exchange rates, may adversely impact us. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of the population in Brazil and in other countries where we have operations. In addition, such 137 events may significantly impair our clients’ ability to perform their obligations and increase overdue or non-performing loans, resulting in an increase in the risk associated with our lending activity. All these events could cause a material adverse effect on our business, results of operations and financial condition. Developments and the perception of risk of other countries may adversely affect the Brazilian economy and the market price of Brazilian securities. Foreign economic and market conditions, including the U.S., the European Union and emerging market countries, may affect the market value of securities of Brazilian issuers, such as us. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to foreign developments may have a material adverse effect on the market value of securities of Brazilian issuers. In addition, globalization of capital markets has increased countries’ vulnerability to adverse events, such as economic fluctuations and recessions in other parts of the world, which may negatively affect the availability of credit in Brazil and foreign investment in Brazil. Crises in the European Union, the U.S. and emerging market countries may diminish investor interest in securities of Brazilian issuers, including securities issued by us. This could materially and adversely affect the market price of our securities and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all. Banks located in countries considered to be emerging markets, such as us, may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which could have a material adverse impact on our financial condition. In addition, the availability of credit to entities that operate within emerging markets is significantly influenced by levels of investor confidence in such markets as a whole and any factor that impacts market confidence (for example, a decrease in credit ratings or state or central bank intervention in one market) could materially and adversely affect the price or availability of funding for entities within any of these markets. The Brazilian Government has exercised, and continues to exercise, influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may adversely affect us. The Brazilian Government from time to time intervenes in the Brazilian economy and makes changes in policies and regulations. The Brazilian Government’s actions have involved, in the past, among other measures, changes in interest rates, tax policies, price controls, monetary policies, restrictions on selected imports, and foreign exchange policies. We have no control over and cannot foresee the measures and policies that may be adopted in the future. Our business, financial condition, and results of operations may be materially and adversely affected by changes in policies or regulations involving or affecting factors, such as: • fluctuations in exchange rates and interest rates; • inflation; • social and political instability; • expansion or contraction of the Brazilian economy, as measured by GDP growth rates; • interest rates; • reserve and capital requirements; • liquidity of capital, financial and credit markets; 138 • general economic growth, inflation and currency fluctuations; • tax and regulatory policies; • restrictions on remittances abroad and other exchange controls; • increase in unemployment rates, decreases in wage and income levels; • increase in frequency and severity of weather related shocks to the economy; • other factors that influence our customers’ ability to meet their obligations with us; and • other political, diplomatic, social and economic developments within and outside Brazil that affect the country. Uncertainty over whether the Brazilian Government will implement changes in policies or regulations affecting these and other factors in the future may contribute to heightened volatility in the Brazilian securities markets and in the securities of Brazilian issuers, which in turn may have a material adverse effect on us and, as a consequence, on the market price of our securities. Inflation and fluctuation in interest rates could have a material adverse effect on our business, financial condition and results of operations. Inflation and interest rate volatility have in the past caused material adverse effects in the Brazilian economy. Sudden increases in prices and long periods of high inflation may cause, among other effects, loss of purchasing power and distortions in the allocation of resources in the economy. Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to limit inflation have had significant negative effects on the Brazilian economy. Brazil’s General Price Index (Índice Geral de Preços–Mercado), or IGP-M index, recorded inflation of 6.5% in 2024, deflation of 3.2% in 2023 and inflation of 5.5% in 2022. Brazil’s National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA index, recorded inflation of 4.8% in 2024, 4.6% in 2023 and 5.8% in 2022. Measures to combat high inflation rates include a tightening of monetary policies, with an increase in interest rates, resulting in restrictions on credit and short-term liquidity. In Brazil, the Central Bank’s Monetary Policy Committee (“COPOM”), is responsible for setting the Brazilian official interest rate (“SELIC”). COPOM frequently adjusts the official base interest rates in response to economic uncertainty to meet the economic goals established by the Brazilian Government – specifically, a numerical inflation target, currently set at 3,0% per year. After reaching a historical low of 2.0% in August 2020, the COPOM began gradually increasing interest rates in March 2021, until it reached 13.75% in August 2022. In August 2023, the COPOM started to ease the interest rate cycle, reducing the SELIC rate by 50 basis points, to 13.25%. At subsequent meetings, it maintained the pace of reduction, bringing the SELIC rate to 11.75% in December 2023 and 10.75% in March 2024. In May 2024, the Selic rate was reduced to 10.50% and remained at this level until August of the same year. In September 2024, COPOM started increasing the SELIC rate, and, as a result, it reached 12.25% in December 2024. On January 29, 2025, and March 19, 2025, the SELIC rate was raised to 13.25% and 14.25%, respectively. The rise in inflation across several developed economies has led monetary authorities to reverse the strongly stimulative policies implemented during the COVID-19 pandemic. The U.S. Federal Reserve (“Fed”) increased interest rates from 0.13% in 2021 to 4.4% in 2022 and to 5.4% in 2023. The monetary shock, combined with the resolution of supply bottlenecks and the fall in commodity prices in 2023, contributed to lower inflation rates for both goods and services. In 2024, the Fed began easing interest, reducing the rate to 4.4%. 139 Globally, inflation reached record highs in 2021 and 2022 before gradually declining. In the U.S., consumer inflation measured by the Consumer Price Index, or CPI, reached 6.4% in 2022, 3.3% in 2023 and 2.9% in 2024. In Europe, consumer inflation measured by the Harmonised Index of Consumer Prices, or HICP, reached 9.2% in 2022, 2.9% in 2023 and 2.4% in 2024. The imposition of import tariffs by the U.S. administration could disrupt global supply chains, increase production costs, and contribute to higher consumer prices worldwide. These measures may trigger retaliatory tariffs, further exacerbating trade uncertainties and inflationary pressures across multiple economies, including Brazil. Significant changes in inflation and interest rates may have a material effect on our net margins, since they impact our costs of funding and granting credit. In addition, increases in interest rates could reduce demand for credit and increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in interest rates could reduce our gains from interest-bearing assets, as well as our net margins. Political instability in Brazil may adversely affect us. The Brazilian economy has been and continues to be affected by political events in Brazil, which have also affected the confidence of investors and the public in general, adversely affecting the performance of the Brazilian economy and heightening volatility of securities issued by Brazilian companies, including the trading price of our shares and ADSs. Brazilian markets have experienced heightened volatility due to uncertainties from investigations related to allegations of money laundering, corruption and misconduct by government officials and legal entities and individuals from the private sector carried out by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor. Uncertainties derived by these events have adversely affected the Brazilian economy and political environment. We have no control over and cannot predict developments in these investigations nor whether future investigations or allegations will result in further political and economic instability, which could adversely affect the trading price of securities issued by Brazilian companies, including ours. In October 2022, Brazil held elections for President, senators, federal legislators, state governors, state legislators and former President Luiz Inácio Lula da Silva was elected, representing distinctly opposing political ideologies as compared to those of the previous president Jair Bolsonaro. Political bipolarization between the left and right wings tends to enhance political instability, which could adversely affect the economy and therefore us. The Brazilian Government has the power to determine policies and issue governmental acts related to the Brazilian economy that affect the operations and financial performance of companies, including us. We cannot predict which policies will be adopted or whether changes in current policies will have an adverse effect on us or the Brazilian economy. In August 2023, a new fiscal framework was approved by the Brazilian Congress. The approval and implementation of measures to rebuild government revenues has been key for the success of the fiscal framework. The Brazilian Government reached the lower limit of the primary result target in 2024, after deducting expenses from the actual result. Additionally, meeting the target was highly dependent on the high volume of extraordinary revenues throughout the year. Uncertainty regarding political developments and the policies the Brazilian Government may adopt or alter, as well as the government’s willingness to limit expenses, may have material adverse effects on the macroeconomic environment in Brazil, as well as on the operations and financial performance of businesses operating in Brazil, including ours. These uncertainties may 140 heighten the volatility of the Brazilian securities market, including in relation to our shares and ADSs. Ultimately, the Brazilian Government has the power to impose policies and issue governmental acts regarding the Brazilian economy that may affect our operations and financial performance. We cannot predict the scope, nature and impact of any policy changes or reforms (or reversals thereof) that the government will implement, or the effect that any such policy changes or reforms (or reversals thereof) may have on our business and the Brazilian economy. In addition, the uncertainties regarding the Brazilian Government’s ability to implement changes related to monetary, fiscal and social security policies could adversely affect our operations. These uncertainties and any new measures that may be implemented may increase the volatility of the Brazilian securities market. Any of the above factors may create additional political uncertainty, which could have a material impact on the Brazilian economy and on our business, financial condition and results of operations. Exchange rate instability may adversely affect the Brazilian economy and, as a result, us. The real has suffered significant depreciations and appreciations in relation to the U.S. dollar and other strong foreign currencies in the last four decades. During this period, the Brazilian Government implemented several economic plans and exchange rate policies, including sudden devaluations, periodic mini- devaluations, exchange controls, dual exchange rate markets and a floating exchange rate system. In 2022, the real appreciated by 6.5% against the U.S. dollar and on December 31, 2022, the real/U.S. dollar selling exchange rate was R$5.2177 per US$1.00. In 2023, the real appreciated against the U.S. dollar, with the exchange rate reaching R$4.8413 per US$1.00. As of December 31, 2024, the real depreciated by 27.9% against the U.S. dollar, with the exchange rate reaching R$6.1923 per US$1.00. We cannot assure that the real will not significantly appreciate or depreciate in relation to the U.S. dollar or other major currencies and we have no control over and cannot predict the Brazilian foreign exchange policy. Depreciation of the real may create additional inflationary pressures in Brazil and cause increases in interest rates, which may negatively affect the overall Brazilian economy and, consequently, us, due to decreased consumption and increased costs. Any downgrade of Brazil’s credit rating may adversely affect us Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on debt issuances in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account several factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness, and the prospect of change in these factors. As of the date of this annual report, Brazil’s sovereign credit ratings were BB with a stable outlook, Ba1 with positive outlook and BB with stable outlook by S&P, Moody’s and Fitch, respectively, which is below investment grade. Any downgrading in Brazil’s sovereign credit ratings may increase the perception of risk of investors and, as a result, adversely affect the price of securities issued by Brazilian companies, including us, adversely affecting our rating. Communicable Diseases The outbreak of communicable diseases around the world has led and may continue to lead to higher volatility in the global capital markets, adversely affecting the trading price of our shares. 141 The COVID-19 pandemic and governmental responses thereto had a severe impact on global and Brazilian macro-economic and financial conditions, including the disruption of supply chains and the closures or interruptions of many businesses, leading to losses of revenues, increased unemployment and economic stagnation and contraction. The COVID-19 pandemic also resulted in materially increased volatility in both Brazilian and international financial markets and economic indicators, including exchange rates, interest rates and credit spreads. In Brazil, the stock market experienced automatic suspensions, known as “circuit-breakers,” as a result of significant volatility in stock trading caused by investors’ reactions to the uncertainty related to the COVID-19 pandemic in the global economy and the recessionary effect on the Brazilian economy. Measures that may be taken by governmental authorities worldwide, including in Brazil, to stabilize markets and support economic growth in the case of an outbreak of an epidemic or pandemic may not be sufficient to control volatility or to prevent serious and prolonged reductions in economic activity. These measures may have adverse macroeconomic effects and negatively influence the behavior of the consumer market and the population in general. The effects of an outbreak of an epidemic or pandemic on our business will depend on, among other factors, the ultimate geographic spread of the disease, the duration of the outbreak and the extent and overall economic effects of the governmental response to it. In addition, the effects of the outbreak may exacerbate of the other risk factors disclosed in this section of this annual report, including potential effects on the price and performance of our shares. h) The regulation of the sectors in which the issuer operates Regulatory, Compliance and Legal We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis. We, through our subsidiaries, operate in several sectors related to the provision of credit and financial services. For purposes of regulation and supervision, the Central Bank deems Itaú Unibanco, its subsidiaries and affiliates to be a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank in, the affairs of any of our subsidiaries and affiliates could have a material adverse impact on our other subsidiaries and affiliates and ultimately on us. If we or any of our financial subsidiaries become insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have direct claims on our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. Conversely, if the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. In addition, the Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process, which may adversely affect us. Changes in applicable law or regulations may have a material adverse effect on our business. Brazilian banks, including us, are subject to extensive and continuous regulations and regulatory supervision by the Brazilian Government, principally by the Central Bank. Changes in the law or 142 regulations applicable to financial institutions in Brazil may adversely affect our operations, especially regulations imposing: • minimum capital requirements and Basel III operational risk; • reserve and compulsory deposit requirements; • insurance regulations; • restrictions on credit card and payroll loans activities, among other products and services offered by us; • minimum levels for federal housing and rural sector lending; • funding restrictions; • lending limits, earmarked lending and other credit restrictions; • limits on investments in property, plant and equipment; • environmental, social, and corporate governance requirements; • restrictions on remittances abroad and other exchange controls; • limitations on charging of commissions and fees by financial institutions for services to retail clients and the amount of interest financial institutions can charge; • accounting and statistical requirements; and • other requirements or limitations in the context of a global financial crisis. The regulatory framework governing Brazilian financial institutions, including banks, brokerdealers and leasing companies, and Brazilian insurance companies is continuously evolving. Disruptions and volatility in the global financial markets resulting in liquidity problems at major international financial institutions could lead the Brazilian Government to change laws and regulations applicable to Brazilian financial institutions based on international developments. Any such changes or new laws and regulations could adversely affect us. We also have operations outside of Brazil, including, but not limited to, Bahamas, The Cayman Islands, Chile, Colombia, Paraguay, Portugal, Switzerland, the United Kingdom, the U.S and Uruguay. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations, may have an adverse effect on us. Increases in compulsory deposit requirements may have a material adverse effect on us. The Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank. The Central Bank may increase the reserve and compulsory deposits requirements or impose new requirements. Increases in reserve and compulsory deposit requirements reduce our liquidity to make loans and other investments and, as a result, may have a material adverse effect on business, financial condition and results of our operations. Any changes in tax law, tax reforms or review of the tax treatment of our activities may adversely affect us. The Brazilian Government regularly amends tax laws and regulations, that may create new taxes, modify tax rates and change the calculation basis, taking into account that some of the changes may be applicable solely to the banking industry. The effects of these possible changes 143 and any other changes that may result from the enactment of tax reforms or changes in the tax policy cannot be quantified and there can be no assurance that any of these amends will not have an adverse effect upon our business. Furthermore, some of these amendments, if enacted, may lead to a possible increase, directly or indirectly, in our tax burden, which may adversely affect our business and operating results. We note that the taxation of dividend distributions and the possible elimination of the deductibility of interest on equity are under discussion, although we cannot affirm whether the Brazilian Government will implement or not a further tax reform. In addition, certain tax laws and regulations may be subject to controversial interpretations. As part of our ordinary course of business, we are subject to inspections by federal, municipal, and state tax authorities. If the tax authorities or courts interpret the tax laws inconsistently with our interpretation, we may be adversely affected, including the payment in full of taxes due, plus charges and penalties, which could adversely affect our results of operations. Our insurance operations are subject to oversight by regulatory agencies and we may be negatively affected by penalties imposed by them. We offer certain insurance products, including but not limited to health, life and car insurance. Insurance companies are subject to regulation and supervision from the SUSEP, including the possibility of intervention and/or liquidation in case of insufficient resources, technical reserves, or poor economic condition. In addition, insurance companies are subject to pecuniary penalties, warnings, suspension of authorization of activities and disqualification to engage in business activities. As we provide health insurance products, we are also subject to the regulations of the Brazilian Health Agency (Agência Nacional de Saúde) (“ANS”). Health insurance companies facing financial distress or carrying out activities irregularly may be subject to penalties by ANS that range from warnings to the cancellation of the company’s authorization to operate and sale of its portfolio. In addition, ANS may also impose fiscal or technical direction regime or extrajudicial liquidation. Any changes in regulations imposed and penalties applied by SUSEP and ANS may adversely affect our insurance operations. We are subject to financial and reputational risks arising from legal and regulatory proceedings. As part of the ordinary course of our business, we face risk of losses arising from legal and regulatory proceedings, including but not limited to civil, labor and tax proceedings, that could subject us to inspections, monetary judgements, regulatory enforcement actions, compensation for damages, fines and penalties. We cannot predict the outcome of pending proceedings, or the potential loss, fines and penalties related to each pending matter. Accordingly, lawsuits and regulatory enforcement actions have resulted and will likely continue to result in judgments, settlement orders, penalties and fines that could have a material adverse effect on us. For example, as described in Note 29 to our consolidated financial statements, we are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian Government as a measure to combat inflation. While the Superior Court of Justice (Superior Tribunal de Justiça) has issued decisions favorable to holders of savings accounts, the Supreme Court of Brazil (Supremo Tribunal Federal) (“STF”) has not ruled on the constitutionality of such economic plans and whether they are even applicable to savings accounts. In December 2017, representatives of banks and holders of savings accounts entered into a settlement agreement, but the low adherence to the agreement and the possible unfavorable judgment by the STF may result in significant costs to the Brazilian banks and losses significantly higher than the amount of our provisions, which could have an adverse effect on our financial condition. 144 In addition, we record reserves for probable losses that can be reasonably estimated or as otherwise required by Brazilian law. In case we are required to pay amounts for which we have no provisions, or that are higher than the provisions we made, we may be materially adversely affected. Risk Factors for ADS Holders Holders of our shares and ADSs may not receive any dividends According to our bylaws, we are required to pay our shareholders at least 25% of our annual adjusted net income calculated in accordance with BRGAAP, which may differ significantly from our net income calculated under IFRS Accounting Standards as issued by the IASB. This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed by Brazilian Corporate Law. In addition, Brazilian Corporate Law allows us to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distribution would be incompatible with our financial condition. For further information, see “Note 19 – Stockholders’ Equity” to our consolidated financial statements. For further details about CMN’s capital requirements and dividends and interest on capital, see “Note 2 - Material Accounting Polices - c) Accounting policies, critical estimates and material judgments - XVII - Capital compensation and “Note 19 – Stockholders' Equity” to our consolidated financial statements. The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares underlying our ADSs, at the price and time they desire The investment in securities traded in emerging markets frequently involves a risk higher than an investment in securities of issuers from the U.S. or other developed countries, and these investments are generally considered more speculative. The Brazilian securities market is smaller, less liquid, more concentrated and can be more volatile than markets in the U.S. and other countries. Thus, an investor’s ability to sell preferred shares underlying ADSs at the price and time the investor desires may be substantially limited. The preferred shares underlying our ADSs do not have voting rights, except in specific circumstances. Pursuant to our bylaws, the holders of preferred shares and therefore of our ADSs are not entitled to vote in our general stockholders' meetings, except in specific circumstances. Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these stockholders, as mentioned below. According to the provisions of the ADSs deposit agreement, in the event of a general stockholders' meeting, we will provide notice to the depositary bank, which will, to the extent practicable, send such notice to ADS holders and instructions on how such holders can participate in such general stockholders' meeting, and ADS holders should instruct the depositary bank on how to vote in order to exercise their voting rights. This additional step of instructing the ADS depositary bank may make the process for exercising voting rights longer for ADS holders. Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares 145 We may not be able to offer the U.S. holders of our ADSs preemptive rights granted to holders of our preferred shares in the event of an increase of our share capital by issuing preferred shares unless a registration statement relating to such preemptive rights and our preferred shares is effective or an exemption from such registration requirements of the Securities Act is available. As we are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, we cannot assure that preemptive rights will be offered to you. In the event such registration statement is not filed (or in case filed, not declared effective) or if the exemption from registration is not available, the U.S. holders of our ADSs may not receive any value from the granting of such preemptive rights and have their interests in us diluted. The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax advantages. While ADS holders benefit from the electronic certificate of foreign capital registration obtained in Brazil by the custodian for our preferred shares underlying the ADSs, which permits the depositary bank to convert dividends and other distributions with respect to the preferred shares underlying the ADSs into foreign currency and remit the proceeds abroad, the availability and requirements of such electronic certificate have been adversely affected by legislative changes. Foreign Direct Investments subject to Law No. 14,286/21 must be registered with the Central Bank through an electronic certificate of foreign capital registration, the Foreign Capital Reporting System of Foreign Direct Investment (Sistema de Registro de Investimento Estrangeiro Direto) ("SCE-IED"). Therefore, if an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, we will have to report this investment in the preferred shares. This report is governed by Central Bank Resolution No. 278 and applies to any foreign direct investment in our preferred shares underlying the ADSs that exceeds US$100,000 and must be carried out by us in up to 30 days as of the receipt of the preferred shares underlying the ADSs by the foreign investor. Our failure to do so may impact the ability of holders not residing in Brazil to dispose of their preferred shares or receive dividends. The tax treatment for the remittance of distributions on, and the proceeds from any sale of, our preferred shares may be less favorable in case a holder of preferred shares classifies his/her investment as SCE-IED instead of a portfolio investment that meets the requirements of applicability for the more favorable regime. In addition, if a holder of preferred shares attempts to obtain a report under the SCE - IED, such holder may incur expenses or suffer delays in the application process, which could impact the investor’s ability to receive dividends or distributions relating to our preferred shares or the return of capital on a timely manner. The holders of ADSs have rights that differ from those of stockholders of companies organized under the laws of the U.S. or other countries Our corporate affairs are governed by our bylaws and Brazilian Corporate Law, which may have legal principles that differ from those that would apply if we were incorporated in the U.S. or in another country. Under Brazilian Corporate Law, the holders of ADSs and the holders of our preferred shares may have different rights with respect to the protection of investor interests, including remedies available to investors in relation to any actions taken by our board of directors or the holders of our common shares, which may be different from what is provided in U.S. law or the law of another country. i) Foreign countries where the issuer operates 146 Risk factors related to foreign countries that may influence a decision to invest in our securities are described in items (a), (g) and (h) of this item 4.1. j) To social issues Social Risk We may incur financial and reputational losses as result of environmental and social risks We, as a financial institution, are subject to environmental and social risks, which may potentially affect our operations, our business activities and the revenues of our clients, especially in case of serious social and/or environmental incidents which may result in regulatory penalties or sanctions. Brazilian law provides that we can be indirectly liable (jointly or severally) for providing financial support to a project or company that causes environmental damage or, for example, is found to have engaged in activities that violate human rights (such as child labor, prostitution and modern slavery), which could also expose us to further reputational risks. In addition, we may not only face increased compliance costs due to new regulatory initiatives related to environmental, social and governance (“ESG”), but we can also face limitations to our ability to pursue certain business opportunities. In this respect, the Brazilian Central Bank determines that banks must add social, environmental and climate aspects within the scope of an integrated risk management framework, pursuant to Resolution No 4,557/17 as amended. Accordingly, we are required to identify, measure, evaluate, monitor, control, and mitigate social, environmental and climate risks that could represent potential losses to us, both financially and non-financially. k) environmental issues Environmental Risk We may incur financial and reputational losses as result of environmental and social risks We, as a financial institution, are subject to environmental and social risks, which may potentially affect our operations, our business activities and the revenues of our clients, especially in case of serious social and/or environmental incidents which may result in regulatory penalties or sanctions. Brazilian law provides that we can be indirectly liable (jointly or severally) for providing financial support to a project or company that causes environmental damage or, for example, is found to have engaged in activities that violate human rights (such as child labor, prostitution and modern slavery), which could also expose us to further reputational risks. In addition, we may not only face increased compliance costs due to new regulatory initiatives related to environmental, social and governance (“ESG”), but we can also face limitations to our ability to pursue certain business opportunities. In this respect, the Brazilian Central Bank determines that banks must add social, environmental and climate aspects within the scope of an integrated risk management framework, pursuant to Resolution No 4,557/17 as amended. Accordingly, we are required to identify, measure, evaluate, monitor, control, and mitigate social, environmental and climate risks that could represent potential losses to us, both financially and non-financially. l) climate issues, including physical and transition risks Climate risk 147 Climate change may have adverse effects on our business and financial condition Climate change related risks have gained increasing social, regulatory, economic, and political relevance, both in Brazil and internationally. New regulations related to climate change may affect our operations and business strategy, leading us to incur financial costs resulting from physical and transition climate risks, as well as climate-related lawsuits. Physical climate risks are those that arise from changes in climate and weather that can impact the economy. These risks can be chronic, such as the rise in global average temperatures leading to increases in sea levels, or acute climate risks, such as extreme weather events, including, but not limited to floods, wildfires and hurricanes. Such disasters could adversely affect our clients’ businesses as well as our own operations. We also face the risk of losses incurred because of physical damage to our branches, agencies, digital infrastructure and any potential business interruption caused by these events. Physical risks could further cause market volatility and negatively affect the liquidity and credit worthiness, leading to higher nonperformance loans, write-offs, and impairment charges in our portfolios. Extreme climate events such as the flooding in the State of Rio Grande do Sul in May 2024, can weaken the ability of individuals and businesses in impacted areas to meet their financial obligations, resulting in higher default rates. Moreover, these disruptions may constrain the supply of goods and services, influencing inflation and, in turn, interest rates, which can further dampen economic activity. Collectively, these factors may negatively affect our results. On the other hand, transition risks are those that arise from the transition to a low-carbon economy. We expect the market to face significant and rapid developments in terms of stakeholder expectations, new technologies, policymaking, as well as legal and regulatory demands capable of impacting our lending activities and the value of our financial assets. Further, we expect greater scrutiny of the business we conduct and the customers we transact with. As a result of practices and decisions related to climate change, our reputation and client relationships may be damaged, which may impact the demand for our products resulting in impairment changes. Another potential risk arises from climate-related litigation, which is compelling governments and corporate actors to pursue action or better practices to adapt to changes in order to mitigate the impacts resulting from loss and damage due to climate change. As a financial institution, we are not only exposed to the risk of being sued in a climate-related lawsuit, but may also be indirectly affected through our credit portfolio. Clients can be directly or indirectly held legally liable for a climate-related event or impact, which may result in associated repairment costs, potential impact on the value of our client’s business, and even resulting in difficulty to recover after paying for damages. Litigation can also cause stranded assets mainly in the carbon-intensive industries, due to unanticipated, premature write-downs or devaluations caused by climate change. Effects from both physical and transitional climate risks may also represent losses for our clients, affecting companies’ profitability as well as their ability to fulfill their obligations. Further, possible carbon pricing can affect companies’ costs and compromise their ability to generate cash flows. This could generate a wider deterioration of our clients’ creditworthiness, generating a greater credit loss. If we do not map the risks associated with climate change into our traditional risk framework, we could face a material adverse impact on our business growth rates, competitiveness, profitability, capital requirements, cost of funding, and financial condition. m) other issues not included in the previous items Not applicable, since there are no questions not included in the previous items. 148 4.2 State the key five (5) risk factors, among those listed in item 4.1, regardless of the category in which they are inserted. Among the risk factors listed in 4.1, we highlight the key ones as follows: -Inflation and fluctuation in interest rates could have a material adverse effect on our business, financial condition and results of operations -Our historical loan losses may not be indicative of future loan losses and changes in our business may adversely affect the quality of our loan portfolio - The Brazilian government has exercised, and continues to exercise, influence over the Brazilian economy. This influence, as well as political and economic conditions in Brazil, may adversely affect us; - Changes in applicable law or regulation may have a material adverse effect on our business; - Any changes in tax law, tax reforms or review of the tax treatment of our activities may adversely affect our operations and profitability. 4.3 Describe, quantitatively and qualitatively, the main market risks to which the issuer is exposed, including in relation to foreign exchange risks and interest rates. a. Our definition of market risk Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indices, equity and commodity prices. b. Our governance for market risk Our policies and general market risk management framework are in line with the principles of CMN Resolution No. 4,557, and its subsequent amendments. These principles guide our approach to market risk control across our Itaú Unibanco Group. Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors: • Political, economic and market conditions; • The profile of our portfolio; and • Capacity to act in specific markets. The key principles underlying our market risk management strategy are as follows: • Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives; • Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time; • Increase transparency as to how the business works to optimize results; • Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and 149 • Monitor and avoid risk concentration. Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk; (ii) monitoring stress scenarios, limits and alerts; (iii) applying, analyzing and stress testing scenarios; (iv) reporting risk to the individuals responsible in the business units, in compliance with our governance procedures; (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable; and (vi) supporting the secure launch of new financial products. The CMN has regulations establishing the segregation of market risk exposure into minimum risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indices are also treated as a group of risk factors and follow the same structure. Our structure of limits and alerts follows the board of directors guidelines, which are reviewed and approved by our board of directors on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as our risk appetite. c. Our procedures and metrics for market risk In an attempt to fit the transactions into the defined limits, we hedge transactions with clients and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, which can be characterized as either accounting or economic hedge, both of which are governed by our institutional regulations. Our market risk framework categorizes transactions as "Trading Book" or "Banking Book", in accordance with general criteria established by specific regulation. Our Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Our Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, and intended to be either held to maturity, or sold in the medium or long term. Market risk management is based on the following key metrics: • Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, taking into account a defined holding period and confidence interval; • Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market; • Stop Loss / Max Drawdown: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels; • Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market value (mark to market); and • Stressed VaR: a statistical metric derived from VaR calculation, aimed at capturing the most significant risk in simulations of the current portfolio, taking into account the observable returns in historical scenarios of extreme volatility. 150 In addition to the risk metrics described above, we also analyze sensitivity and loss control measures. They include: • Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked-to-market and positioned by settlement dates; • Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a one basis point change is applied to current interest rates or on the index rates; and • Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time. For further information on market risk see “Note 32 – Risk and Capital Management” to our audited consolidated financial statements. VaR – Consolidated Itaú Unibanco Holding Our consolidated VaR is calculated through the historical simulation. The assumption underlying historical simulation is that the expected distribution for the possible gains and losses (P&L) for a portfolio over a desired time horizon can be estimated based on the historical behavior of the returns of the market risk factors to which this portfolio is exposed. For the VaR calculation of non-linear instruments, we carry out a full re-pricing (full valuation), without any potential simplifications in the calculation. The VaR is calculated with a confidence interval of 99%, a historical period of four years (1,000 working days) and a holding period that varies in accordance with the portfolio's market liquidity, considering a minimum horizon of ten working days. Also, under a conservative approach, the VaR is calculated on a daily basis with and without volatility weighting, with the final VaR being the most restrictive value between the two methodologies. We calculate VaR for the regulatory portfolio (exposure of the trading portfolio and exposure to foreign currency and commodities of the banking portfolio) according to internal models approved by the Central Bank. The Consolidated Total VaR table provides an analysis of our portfolio exposure to market risk. Consolidated VaR (Historical Simulation approach) (1) Average Minimum Maximum December 31, 2024 Average Minimum Maximum December 31, 2023 (In millions of R$) Group of Risk Factor Interest rate 1,179 988 2,120 2,009 1,251 1,059 1,585 1,408 Currencies 36 18 64 50 29 12 74 20 Equities 51 35 86 46 30 14 55 41 Commodities 17 8 41 19 12 2 33 7 Diversification effect (2) (381) (382) Total 939 756 1,902 1,743 931 718 1,247 1,094 1) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date. 2) Reduction of risk due to the combination of all risk factors. Evaluation Only. Created with Aspose.Cells for .NET.Copyright 2003 - 2023 Aspose Pty Ltd. As of December 31, 2024, our average global VaR (Historical Simulation) was R$939 million, or 0.4% of our consolidated stockholders’ equity as of December 31, 2024, compared to our average global VaR (historical simulation) of R$931 million as of December 31, 2023 or 0.5% of our consolidated stockholders’ equity as of December 31, 2023. VaR – Trading Book The table below presents risks arising from all positions with the intention of trading, following the criteria defined above for our Trading Book. Our total average Trading Book VaR was 151 R$71.4 million as of December 31, 2024, compared to R$62.4 million as of December 31, 2023 and to R$47.8 million as of December 31, 2022. Trading Book VaR (1) Average Minimum Maximum December 31, 2024 Average Minimum Maximum December 31, 2023 (In millions of R$) Group of Risk Factor Interest rate 70.0 22.8 276.4 118.4 71.4 35.5 156.0 35.5 Currencies 29.8 2.4 122.4 52.7 22.0 7.6 51.8 15.2 Equities 49.8 33.6 107.1 47.4 25.9 8.2 97.2 38.5 Commodities 18.0 3.0 57.3 15.4 11.8 2.6 38.1 8.9 Diversification effect (2) (129.3) (47.6) Total 71.4 46.1 131.3 104.6 62.4 26.5 132.1 50.5 1) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date. 2) Reduction of risk due to the combination of all risk factors. Evaluation Only. Created with Aspose.Cells for .NET.Copyright 2003 - 2023 Aspose Pty Ltd. Backtesting The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetical and effective daily results with the estimated daily VaR. The number of exceptions to the VaR pre-established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence level considering a period of 250 business days. Confidence levels of 97.5% and 95%, and periods of 500 and 750 business days are also considered. The backtesting analysis presented below considers the ranges suggested by the BCBS. The ranges are divided into: • Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the adopted models; • Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates an early warning and/or monitoring and may indicate the need to review the model; and; • Red (10 or more exceptions): demonstrates the need for improvement action. According to Central Bank Circular No. 3,646, hypothetical testing consists of applying market price variations for a specific day to the portfolio balance at the end of the preceding business day. The effective test is the variation in the portfolio value up to the end of the day, including intraday transactions and excluding amounts not related to market price variations, such as fees, brokerage fees and commissions. The actual and hypothetical P&L had no exceptions over the preceding 250 business days ended December 31, 2024. We conduct daily backtesting on the VaR results used for regulatory capital calculations as well as the VaR results by trading units and risk factors. These results are reported to senior market risk management. Senior management regularly reviews and evaluates the results of these tests. Sensitivity Analysis (Trading and Banking Portfolios) We conduct sensitivity analysis for market risk factors considered important. The highest resulting losses are presented below, with impact on result, by risk factor, in each such scenario and are calculated net of tax effects, providing a view of our exposure under different circumstances. The sensitivity analysis of the trading portfolio and banking portfolio presented here are based on a static assessment of the portfolio exposure. Therefore, such analyses do not consider the dynamic response capacity of management (e.g., treasury and market risk control unit) to initiate mitigating measures, whenever a situation of high loss or risk is identified, minimizing the possibility of significant losses. In addition, the analysis is intended to assess risk exposure and 152 the respective protective actions, taking into account the fair value of financial instruments, regardless of whether or not financial instruments are accounted for on an accrual basis. Exposures Trading Portfolio (1) Trading and Banking Portfolios (1) December 31, 2024 December 31, 2024 Risk Factors Risk of varitions in: Scenario I Scenario II Scenario III Scenario I Scenario II Scenario III (In millions of R$) Interest Rate Fixed Income Interest Rates in reais (0.3) (26.8) (129.3) (12.9) (4,673.9) (8,996.3) Foreign Exchange Linked Foreign Exchange Linked Interest Rates 0.2 (200.9) (381.1) (1.4) (435.5) (831.1) Foreign Exchange Rates Prices of Foreign Currencies (2.5) 33.2 22.6 4.2 (29.2) (0.9) Price Index Linked Interest of Inflation coupon - (8.3) (21.6) 0.7 (71.9) (183.4) TR TR Linked Interest Rates - - - (1.1) (353.9) (671.6) Equities Prices of Equities 2.3 174.3 332.4 5.1 104.1 192.0 Other Exposures that do not fall under the definitions above - (40.1) (85.3) - (40.1) (85.3) Total (0.3) (68.6) (262.3) (5.4) (5,500.4) (10,576.6) 1) Amounts net of tax effects. Evaluation Only. Created with Aspose.Cells for .NET.Copyright 2003 - 2023 Aspose Pty Ltd. •Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and equity prices; •Scenario II: Shocks of 25% in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; and •Scenario III: Shocks of 50% in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor. Interest Rate Sensitivity Interest rate sensitivity is the relationship between market interest rates and net interest income arising from the maturity or the renegotiation of prices of interest-bearing assets and liabilities. Our strategy for interest rate sensitivity considers the return rates, the underlying risk level and the liquidity requirements, including our minimum regulatory cash reserves, mandatory liquidity ratios, withdrawals and maturity of deposits, capital costs and additional demand for funds. The pricing structure is matched when equal amounts of these assets or liabilities mature or are renegotiated. Any mismatch of interest-bearing assets and liabilities is known as a gap position. The interest rate sensitivity may vary in the renegotiation periods presented due to the different renegotiation dates within the period. Also, variations among the different currencies in which the interest rate positions are denominated may arise. These relationships are material for a particular date, and significant fluctuations may occur on a daily basis as a result of both market forces and management decisions. Our “CSRML” analyzes Itaú Unibanco Group’s gap position on a monthly basis and establishes limits for market risk exposure, interest rate positions and foreign currency positions. For further information on the position of our interest-bearing assets and liabilities as of December 31, 2024 see “Note 32. Risk and Capital Management - b) Risk Management - II Market Risk” of our audited consolidated financial statements. This note provides a snapshot view, and accordingly, does not reflect the interest rate gaps that may exist at other times, due to changing asset and liability positions, and management’s actions to manage risk in these changing positions. IRRBB – Interest Rate Risk in the Banking Book The Central Bank's Circular No. 3,876, published in January 2018, states on methodologies and procedures for evaluation of the capital adequacy, held to cover interest rates risk from instruments held in the banking book. 153 IRRBB is based on the following key metrics: • ΔEVE (Delta Economic Value of Equity): is defined as the difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario, and the present value of the sum of repricing flows of the same instruments in an interest-rate shocked scenario; • ΔNII (Delta Net Interest Income): is defined as the difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario, and the result of financial intermediation of the same instruments in an interest-rate shocked scenario. The sensibility analysis is a static evaluation of the portfolio interest rate exposure, and, therefore, doesn´t consider the dynamic management of the treasury desk and risk control areas, which are in charge of measures to mitigate risk under an adverse situation, minimizing significant losses. Moreover, the analysis does not translate into accountable or economic results for certain, because this analysis has, only, an interest rate risk disclosure purpose to demonstrate the main protection actions, considering the instruments fair value, regardless of any accounting practices adopted by Itaú Unibanco. The institution uses an internal model to measure ΔEVE and ΔNII. ΔEVE results do not represent immediate impact in the stockholders’ equity. Meanwhile, ΔNII results indicate potential volatility in the projected interest rates results. IRRBB Framework and Treatment Interest rate risk in the banking book refers to the potential risk of impact on capital sufficiency and/or on the results of financial intermediation due to adverse movements in interest rates, taking into account the principal flows of instruments held in the banking book. The main point of assets and liabilities management is to maximize the risk-return ratio of positions held in the banking book, taking into account the economic value of these assets/liabilities and the impact on actual and future bank’s results. The interest rate risk management for transactions held in the banking book occurs within the governance and hierarchy of decision-making bodies and under a limit structure and alerts approved specifically for these purposes, which is sensitive due to different levels and classes of market risk. The management structure of IRRBB has its owns risk policies and controls intended to ensure adherence to the bank’s risk appetite. The IRRBB framework has granular management limits for several other risk metrics and consolidated limits for ΔEVE and ΔNII results, besides the limits associated with stress tests. The asset and liability management unit is responsible for managing timing mismatches between asset and liability flows, and minimizes interest rate risk through strategies as economic hedge and accounting hedge. All the models associated with IRRBB have a robust independent validation process and are approved by a CTAM (Technical Model Assessment Commission). In addition, all the models and processes are assessed by internal audit. The interest rate risk framework in the banking book uses management measurements that are calculated daily for limit control. The ΔEVE and ΔNII metrics are calculated according to the risk appetite limits and the other risk metrics in terms of management risk limits. In the process of managing the interest rate risk of the banking book, transactions subject to automatic options are calculated according to internal market models which split the products, 154 as far as possible, into linear and nonlinear payoffs. The linear payoffs are treated similarly to any other instruments without options, and for non-linear payoffs an additional value is computed and added on the ΔEVE and ΔNII metrics. In general terms, transactions subject to behavioral options are classified as deposits with no contractual maturity date defined or products subject to early repayment. Non-maturity deposits are classified according to their nature and stability to guarantee compliance with regulatory limits. A survival analysis model treats the products subject to pre-payment, using the historical dataset to calibrate its parameters. The instruments flows with homogeneous characteristics are adjusted by specific models to reflect, in the most appropriate way, the repricing flows of these instruments. The banking book consists of asset and liability transactions originating from different commercial channels (retail and wholesale) of Itaú Unibanco. The market risk exposures inherent in the banking book consists of various risk factors, which are primary components of the market in price formation. IRRBB also includes hedging transactions intended to minimize risks deriving from strong fluctuations of market risk factors and their accounting asymmetries. Market risk generated from structural mismatches is managed through a variety of financial instruments, such as exchange-traded and over-the-counter derivatives. In some cases, operations using derivative financial instruments can be classified as accounting hedges, depending on their risk and cash flow characteristics. In these cases, the supporting documentation is analyzed to enable the effectiveness of the hedge and other changes in the accounting process to be continuously monitored. The accounting and administrative procedures for hedging are defined in the Central Bank Circular No. 3,082. The IRRBB model includes a series of premises: • ΔEVE and ΔNII are measured on the basis of the cash flows of the banking book instruments, broken down into their risk factors to isolate the effect of the interest rate and the spread components; • For non-maturity deposits, the models are classified according to their nature and stability and distributed over time considering the regulatory limits; • The institution uses survival analysis models to handle credit transactions subject to prepayment, and empirical models for transactions subject to early redemption; ΔEVE and ΔNII are calculated using the standard shock scenarios described in article 11 of the Central Bank Circular No 3,876.: • Parallel Up: increases in the short-term and in the long-term interest rates; • Parallel Down: decreases in the short-term and in the long-term interest rates; • Short-term increase: increases in the short-term interest rates; • Short-term reduction: decreases in the short-term interest rates; • Steepener: decreases in the short-term interest rates and increasing the in the long-term interest rates; • Flattener: increases in the short-term interest rates and decreasing the in the long-term interest rates. 155 IBORs Transition In 2018 we assembled a working group to follow up on the international financial markets discussions regarding the replacement of the Interbank Offered Rate (“IBORs”) by new reference rates. The main goal of this working group was, and still is, to support our senior officers in the decision-making process on this subject. In order to achieve that, this group is comprised of several areas of the bank, including representatives from Treasury, Risk, Accounting, Legal, Compliance, External Units, etc., and is being led by the Products team at the head office in Brazil. Among its actions over the past four years, we can highlight the following: (i) assessment of the bank’s exposure to IBORs; (ii) the amendment of fallback clauses in the contracts of assets, liabilities and derivatives transactions indexed to IBORs; (iii) monitoring and active participation in market consultations held by the International Swaps and Derivatives Association (“ISDA”) and the Fed with regards to new replacement rates and its methodologies; (iv) follow up reports for the Senior Management in several committees (Products, Accounting, Audit and Market Risk Committees); (v) analysis of accounting impacts and new procedures to be applied to the transactions in our portfolios, as well as monitoring any announcements of the main global accounting bodies (IASB and FASB) and participation in discussions held in specific international forums; (vi) mapping out the operational impact of the transition to the new rates; and (vii) communications to clients regarding the discontinuity of IBOR rates, in addition to discussions with foreign banks that are members of the Alternative Reference Rate Committee to further monitor the subject. We have also adhered, on February 2021, to the ISDA’s IBOR Fallbacks Protocol published on October 23, 2020, which will enable market participants to incorporate the revisions into their legacy non-cleared derivatives trades with other counterparties as part of IBOR transition. Throughout 2024, the working group has finished the implementation of amendments of fallback clauses in the legacy contracts indexed to IBORs. 4.4. Describe any judicial, administrative or arbitration proceedings to which the issuer or its controlled companies are a party, specifying labor, tax, civil, environmental and other cases: (i) that are not confidential, and (ii) that are material for the business of the issuer or its controlled companies, stating: a. court b. jurisdiction c. filing date d. parties to the proceedings e. amounts, assets or rights involved f. main facts g. summary of decisions on the merits issued h. case status i. if the chance of loss is: i. probable ii. possible 156 iii. remote j. reason why this case is deemed material k. analysis of the impact in the event of an unfavorable decision For purposes of this item, we adopted as a materiality criterion operations involving amounts higher than R$1,106 million, which accounts for 0.5% of Itaú Unibanco Holding’s Equity under IFRS (R$221,284 million as of December 31, 2024). Civil, tax and labor contingencies are the subject-matter of a provision whenever loss is assessed as probable. Provisions are also recognized, irrespective of the event of an unfavorable outcome to the company, for tax contingencies in which the outcome of the case depends on the recognition of unconstitutionality of legislation in force. Management believes that the provisions for judicial and administrative contingencies recognized are sufficient to cover probable losses that may be reasonably estimated. We believe that any losses arising from other administrative or judicial contingencies will have no adverse material effect on our business, financial position or results of operations. Civil Proceedings Case No. 0003056-02.2003.8.26.0200 a. Court: 2nd Civil Lower Court of Itapira (State of São Paulo). b. Jurisdiction: Superior Court of Justice (STJ) c. Filing date:08.06.2003 d. Parties to the proceedings: KVA Engenharia Elétrica Ltda. vs. Itaú Unibanco S.A. e. Amounts, assets or rights involved: R$13,597,512,098.64 (March 2025). f. Main facts: This is a lawsuit to review current account, loan and renegotiation agreements, in which the bank was ordered, by a final and unappealable decision (December 12, 2007), to exclude interest capitalization and refund overpaid amounts, adjusted to include interest in the same proportion as it had been charged by the bank. Upon calculation of the liquid amount, the lower court, based on the capitalized interest criterion and with 2,400.64% of compensatory interest incurred from 2003 to 2007, approved the amount of approximately R$7.6 billion to be refunded to the plaintiff (May 21, 2018). The Appellate Court of the State of São Paulo (TJSP) overturned this judgment to exclude capitalization and charge simple interest as of the date of summons (2003), reducing the award amount to approximately R$3.5 million (May 2, 2019). Itaú made a judicial deposit of the adjusted awards amount (R$5.9 million in August 2019). Plaintiff filed a motion for clarification, which was denied (November 4, 2019). Plaintif f and former lawyer filed special appeals, which were granted by the TJSP (April 20, 2021) and the case is to be held by the judge under advisement at the Superior Court of Justice (STJ). g. Summary of decisions on the merits issued: The decision issued at the cognizance phase, which is final and unappealable, has ruled that the bank review the contracts and exclude the capitalization amount, as well as refund twice the overstated amounts charged, adjusted to include interest earned at the same rates charged by the bank. Upon calculation of the liquid amount, a decision was issued approving the expert evidence in the amount of R$7.6 billion, with the following assumptions: capitalized interest and 2,400.64% of compensation interest from 2003 to 2007. The Appellate Court partially overruled this decision, reducing the 157 amount in dispute to R$3.5 million by excluding capitalization and determining the inclusion of simple interest from the date of summons. h. Case status: The special appeals filed by the Plaintiff and former lawyer before the STJ against the appellate decision issued by the TJSP on April 22, 2019 are pending trial. i. Chance of loss: Remote. j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In August 2019, the bank paid the award in effect in the amount of R$5.9 million. The remaining remote risk of loss is R$13.4 billion. Cases No. 0012488-09.2002.8.14.0301 and No. 0035211-78.2002.8.14.0301 a. Court: 5th Civil Lower Court of Belém (State of Pará). b. Jurisdiction: Appellate Court of the State of Pará (TJPA) c. Filing date: 03.18.2002 and 10.14.2002 d. Parties to the proceedings: Rondhevea Administração e Participações Ltda. vs. Itaú Unibanco S.A. and Itaú Corretora de Valores Mobiliários e Câmbio. e. Amounts, assets or rights involved: R$7,584,746,898.22 (March 2025). f. Main facts: Itaú is a defendant in two lawsuits filed by Mr. Antonio Cabral (later succeeded by Rondhvea Adm. e Participações). Itaú allegedly would have sold 6,360 shares issued by Itaú and 5,000 shares issued by Banco União Comercial (succeeded by Itaú) in 1985, without the plaintiff’s authorization. In a final and unappealable decision, Itaú was ordered to award the plaintiff an amount corresponding to the share value and respective accessory obligations. Upon calculating the number of shares, under calculation of the liquid amount, the expert appraiser disregarded the reverse split of shares as set forth by CVM Instruction No. 56/87, which took place in March 1987, at 1,000 for 1 share, and thus determined the amount of R$4 billion (expert opinion of August 30, 2017). These expert opinions were approved by the lower court judge (September 18, 2020), thus prompting Itaú to file the proper appeals, which were both granted with suspensive effect. One of the appeals filed by the bank has already been tried and was granted to annul the judgment for ratification due to lack of statement of reasons; and the records are awaiting to be remanded to the lower court for a new trial. The other appeal is still pending trial. Itaú had also filed complaints with the Disciplinary Board of Courts and the National Justice Board (CNJ), which were dismissed as the judge in charge had passed away. Itaú made a judicial deposit of the amount it understands as effectively due, which corresponds to the price of shares and accessory obligations based on the reverse split carried out in March 1987 (R$895,004.60 – October 2020). g. Summary of decisions on the merits issued: At the cognizance phase, the bank was ordered to pay plaintiff the amount corresponding to the shares sold without evidence of plaintiff’s authorization, as well as corresponding earnings. Upon calculation of the liquid amount, the lower court judge approved the expert witness report (September 18, 2020), and stated, in both lawsuits, that the bank owed about R$4 billion. An appellate decision has already been handed down in one of the lawsuits, granting the appeal filed by the bank to annul the judgment of ratification due to lack of statement of reasons (ruling on May 15, 2023). 158 h. Case status: In one of the cases, the motion for clarification was tried in February 2025 and the records are awaiting to be remanded to the lower court so that the action for damages can be retried. In the other, the appeal filed by the bank is pending trial by the TJPA. i. Chance of loss: Probable (R$1,248,542.21) and Remote (R$7,583,498,356.01) (March 2025). j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: Pay award corresponding to the value of shares and respective accessory obligations. Tax Claims Case No.16327.720661/2021-45 a. Court: Administrative appellate court - Administrative Board of Tax Appeals (CARF). b. Jurisdiction: Administrative appellate court (CARF). c. Filing date: 09.22.2021 d. Parties to the proceedings: Federal Government (National Treasury) vs. Banco Itaucard S.A. e. Amounts, assets or rights involved: R$1,178,206,178.46 (March 2025). f. Main facts: On September 22, 2021, a tax assessment notice was received aimed at the collection of social contribution (CSLL) on the grounds of alleged lack of addition, in Part A of LACS book, of debit balances related to counterparts of surplus and deficit of depreciation in 2017, as tax authorities consider them nondeductible. This assessment notice was upheld by the Federal Revenue Service Judgment Office (DRJ) at the trial of the objection filed, and a voluntary appeal was filed. O This voluntary appeal started to be tried at CARF, where, instead of entering judgment, the judge ordered the production of more evidence. g. Summary of decisions on the merits issued: DRJ justified its decision on the grounds that the adjustments arising from surplus and deficit of depreciation cause no tax effects on CSLL, and should be neutralized off books by excluding or adding any corresponding revenues or expenses in the calculation of the contribution calculation basis. h. Case status: Appellate decision by DRJ: 09.23.2022; Voluntary Appeal filed before CARF is pending trial. i. Chance of loss: Possible. j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required. Case No. 16327.721240/2019-17 159 a. Court: Administrative Board of Tax Appeals (CARF). b. Jurisdiction: Administrative appellate court (CARF). c. Filing date: 12.30.2019 d. Parties to the proceedings: Federal Government (National Treasury) vs. Banco Itaucard S.A. e. Amounts, assets or rights involved: R$1,468,211,388.77 (March 2025). f. Main facts: Tax assessment notices levied aimed at the collection of PIS/Cofins on the grounds of alleged failure to submit for taxation the economic-financial result of leasing operations carried out, with a 150% fine levied. Lawsuit attached to Case No. 16327.721239/2019-92 about the same subject matter challenged. On May 25, 2020, the administrative lower court handed down a ruling to uphold the tax assessment, with the company thus filing a voluntary appeal. The voluntary appeal started to be tried at CARF, where, instead of entering judgment, the judge ordered the production of more evidence. g. Summary of decisions on the merits issued: DRJ stated the reasons for upholding the tax assessment notice on the grounds that, during the contract term, the Bank accurately calculated the PIS/COFINS basis but had unduly reversed the depreciation surplus amounts at the end of each contract. h. Case status: Appellate decision by DRJ: 05.25.2020; Voluntary Appeal filed before CARF is pending trial. i. Chance of loss: Possible (R$162,174,655.07) and Remote (R$1,306,036,733.71). j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required. Case No. 16327.720188/2019-81 a. Court: Administrative Board of Tax Appeals (CARF). b. Jurisdiction: Administrative appellate court (CARF). c. Filing date: 02.27.2019 d. Parties to the proceedings: Federal Government (National Treasury) vs. Itaú Unibanco S.A. e. Amounts, assets or rights involved: R$1,566,829,930.09 (March 2025). f. Main facts: Tax assessment notice levied aimed at the collection of social security tax due on payments of employee and management profit sharing, meal voucher and food allowance paid in tickets and hiring bonus in 2014 On February 11, 2021, the administrative lower court handed down a ruling to partially uphold the tax assessment, with the company thus filing a voluntary appeal. On November 7, 2023, CARF ruled to grant the voluntary appeal to fully cancel the tax assessment. The Office of the General Counsel to the National Treasury (PGFN) filed a motion 160 for clarification, which was granted but had no modificatory character, as it was handed down to merely correct clerical mistakes in the appellate decision document. g. Summary of decisions on the merits issued: DRJ cancelled part of the tax assessment, which had been subject to review at the evidentiary remedy stage, during which an error in the assessed calculation was identified. With respect to the other cases presented by the defense, DRJ just upheld the tax assessment filed. Upon the trial of the Voluntary appeal filed, CARF ruled to cancel the tax assessment in full due to its groundlessness regarding the meal voucher and food allowance paid in tickets and hiring bonus, as well as to declare the tax assessment in connection with employee profit sharing null and void, in addition to dismissing the fine on assessment levied on debits on management profit sharing, considering that the amount due has been suspended at the judicial level. h. Case status: Appellate decision by DRJ: 02.11.2021; Appellate decision by CARF: 11.07.2023; Appellate decision by CARF on Motions for Clarification: 10.01.2024; Awaiting to be notified and a possible filing of a Special Appeal by the PGFN. i. Chance of loss: Probable (R$62,446,111.96), Possible (R$711,104,144.84) and Remote (R$793,279,673.28). j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required. Case No.5015701-60.2019.4.03.6100 a. Court: 10th Civil Lower Court of the Judiciary District of São Paulo (State of São Paulo). b. Jurisdiction: Lower court – Federal Courts of the State of São Paulo (JFSP). c. Filing date: 12.22.2015 d. Parties to the proceedings: Itaú Unibanco S.A. vs. Federal Government (National Treasury). e. Amounts, assets or rights involved: R$1,527,088,368.78 (March 2025). f. Main facts: Action for annulment filed on August 27, 2019 aimed to cancel the tax assessment notice levied for collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) for calendar years 2010, 2011 and 2012, on the grounds of disallowance of operating expenses (expenses on interbank deposits related to investments in ID/Fixed rate funds made by Unibanco, whose invested funds derived from the full subscription of capital increase carried out by Itaú). On October 3, 2020, the interlocutory relief was granted to suspend the enforceability of the tax credit. Awaiting judgment to be rendered. 161 g. Summary of decisions on the merits issued: Decisions on the merits for this case have not yet been rendered. h. Case status: Awaiting judgment to be rendered. i. Chance of loss: Remote. j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: Loss of the amount challenged. Case No.5000150-69.2021.403.6100 a. Court: Federal Regional Court (TRF) of the 3rd Region b. Jurisdiction: Appellate court (TRF3). c. Filing date: 01.06.2021 d. Parties to the proceedings: Itaú Unibanco S.A. vs. Federal Government (National Treasury). e. Amounts, assets or rights involved: R$1,516,198,018.23 (March 2025). f. Main facts: Writ of mandamus filed aimed to cancel the tax assessment notice levied aimed at the collection of social security contribution on payments made as profit sharing in 2009 and 2010 (originally the tax assessment notice also comprised taxation on the hiring bonus, which is being challenged under Action for Annulment No. 5010871-512019.403.6100, with a judgment for plaintiff, which is currently awaiting trial of the appeal filed by the Federal Government). In the records of the writ of mandamus, on January 12, 2021, a preliminary injunction was granted to suspend the enforceability of the tax credit related to the collection of social security contribution on profit sharing. On July 16, 2021 the judgment that partially granted the preliminary injunction was rendered. On October 10, 2022, the TRF of 3rd Region handed down the appellate decision that upheld the judgment. The parties filed Special Appeals and the PGFN otherwise filed an Extraordinary Appeal, with the former being denied and the latter being not entertained. The interlocutory appeals filed by the parties are pending trial. g. Summary of decisions on the merits issued: Preliminary injunction and writ of mandamus were partially granted to dismiss the assessed portion calculated on a portion of profit sharing (the one meeting the legal frequency limits) which, therefore, is excluded from taxation. Furthermore, the part of the initial pleading intended to avert the entire original assessment (portion already paid, which we asked for refund only) was dismissed. The appellate decision on this appeal upheld the judgment, on the grounds that the defect of part of the profit sharing payments regarding the frequency does not apply to the entire profit sharing. h. Case status: Preliminary injunction: 01.12.2021; Judgment: 07.16.2021; Ruling on motion for clarification: 09.21.2021; 162 Appellate decision on appeal and official review: 10.10.2022; Appellate decision on first motion for clarification: 03.14.2023; Appellate decision on second motion for clarification: 07.10.2023; Special and extraordinary appeals filed: 07.31.2023; Special appeals denied and extraordinary appeal not being entertained: 06.10.2024; Interlocutory appeals filed: 06.28.2024; The interlocutory appeals filed against the decision to not entertain the Special Appeals is pending trial. i. Chance of loss: Remote. j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: Loss of the amount challenged. Case No.5013052-25.2019.403.6100 a. Court: Federal Regional Court (TRF) of the 3rd Region b. Jurisdiction: Appellate court (TRF3). c. Filing date: 12.05.2014 d. Parties to the proceedings: Itaú Unibanco S.A. vs. Federal Government (National Treasury). e. Amounts, assets or rights involved: R$1,626,841,815.04 (March 2025). f. Main facts: Action for annulment filed on July 27, 2019 aimed to cancel the tax assessment notice levied for collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the grounds that a portion of the goodwill determined in the operation for the association of the Itaú and Unibanco groups would have been unduly amortized from a fiscal standpoint. A separate fine is being claimed on the grounds of non-payment of monthly amounts. On June 8, 2022, a judgment for defendant was rendered in connection with this action for annulment. The appeal filed before the TRF3 is pending trial. With respect to the separate fine, the company filed Lawsuit No. 5002388-95.2020.403.6100 on February 14, 2020, with a preliminary injunction being granted on March 4, 2020 to suspend the enforceability of the tax credit, which was upheld by the judgment granting the relief on June 8, 2020. An appeal filed by the Federal Government is pending trial. g. Summary of decisions on the merits issued: Judgment for defendant, in spite of the favorable expert evidence that supported the expert witness report submitted by the company. h. Case status: Judgment: 06.08.2022. Ruling on motion for clarification: 09.06.2022. 163 Appeal: 09.27.2022; The appeal filed at the TRF3 is pending trial. i. Chance of loss: Possible. j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.720004/2018-01 a. Court: Administrative Board of Tax Appeals (CARF). b. Jurisdiction: Administrative higher court - Higher Chamber of Tax Appeals (CSRF). c. Filing date: 01.18.2018 d. Parties to the proceedings: Federal Government (National Treasury) vs. Banco Itaucard S.A. e. Amounts, assets or rights involved: R$1,478,779,504.50 (March 2025). f. Main facts: Tax assessment notices in connection with PIS/COFINS on the grounds of alleged failure to submit for taxation the economic-financial result of leasing operations carried out, with a 150% fine levied. Partially favorable decision granted at DRJ. Partially favorable decision granted at CARF. Special appeals were filed by the Federal Government and the Bank. The special appeal by the Federal Government (on preemption) and the Bank (on merits) were not entertained by CSRF. The Federal Government has then not filed an appeal, but the Bank has filed a motion for clarification, which is pending trial. g. Summary of decisions on the merits issued: DRJ partially granted the defense, to recognize the fiscal authorities’ right to charge the January-November 2012 amounts was extinguished upon expiration of the preemptive period. The remainder of the assessment notice was upheld. CARF partially granted the voluntary appeal filed by the Bank to unanimously dismiss the charge of simulation and, consequently, the alleged aggravated fine of 150%, and to recognize that the right to collect the January-November 2012 amounts was extinguished upon the expiration of the preemptive period, therefore dismissing the mandatory review filed. A casting vote was used to uphold the remainder of the assessment notice. CSRF has not entertained the special appeals filed by the Federal Government (on preemption) and by the taxpayer (on merits). h. Case status: Appellate decision by DRJ: 08.31.2018; Appellate decision by CARF: 01.06.2020; Appellate decision by CSRF: 05.15.2024; The motion for clarification filed by the Bank is pending trial. i. Chance of loss: Possible. 164 j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required. Case No.16327.720965/2021-11 a. Court: Federal Revenue Service (Federal Revenue Service Judgment Office (DRJ). b. Jurisdiction: Administrative lower court (DRJ). c. Filing date: 10.18.2021 d. Parties to the proceedings: Federal Government (National Treasury) vs. Itaú Unibanco S.A. e. Amounts, assets or rights involved: R$2,839,641,825.06 (March 2025). f. Main facts: Tax assessment notice levied for the collection of social security contribution (employers’ and third parties’ shares – INCRA and SALED) on payments made as profit sharing, partners’ program, hiring bonus, meal vouchers and food allowance in tickets and hiring bonus in 2017. On November 16, 2021 an objection was filed by the Company, which was partially granted to cancel the tax assessment on meal vouchers and food allowance. A voluntary appeal was filed on March 5, 2025. g. Summary of decisions on the merits issued: DRJ has cancelled part of the tax assessment notice related to the taxation of payments of meal vouchers and food allowance. With respect to the other arguments made by the defense, DRJ just upheld the tax assessment levied. h. Case status: Appellate decision by DRJ: 12.27.2024; The voluntary Appeal filed before CARF is pending trial. i. Chance of loss: Possible (R$2,089,011,031.74) and Remote (R$750,630,793.32). j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required. Case No.16327.721356/2020-90 a. Court: Administrative Board of Tax Appeals (CARF). b. Jurisdiction: Administrative appellate court (CARF). c. Filing date: 12.10.2020 d. Parties to the proceedings: Federal Government (National Treasury) vs. Itaú Unibanco. 165 e. Amounts, assets or rights involved: R$2,223,124,187.31 (March 2025). f. Main facts: Tax assessment notice received on December 10, 2020 for the collection of social security contributions and third parties on payments made as profit sharing, partners’ program, hiring bonus, meal vouchers and food allowance in tickets in 2016. Partially favorable decision rendered at DRJ. A voluntary appeal and a mandatory review were filed. CARF has partially granted the voluntary appeal, but has denied the mandatory review. Itaú filed a motion for clarification, which was denied. A special appeal was filed on July 26, 2024, which is pending trial. g. Summary of decisions on the merits issued: DRJ canceled part of the assessment notice, averting the fines on assessment on debits on management profit sharing, as the suspension of enforceability prior to the start of the inspection procedure was proved, and upheld the remaining charges. CARF canceled part of the tax assessment, also averting the taxation on meal vouchers and food allowance paid in tickets, and upheld the removal of fine on assessment on debits on management profit sharing. h. Case status: Appellate decision by DRJ: 06.29.2021; Appellate decision by CARF: 05.17.2023. The special appeal filed by the Bank is pending trial. i. Chance of loss: Probable (R$88,899,884.89) and Possible (R$2,127,009,336.48). j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required. Case No. 16327.720774/2018-45 a. Court: Administrative Board of Tax Appeals (CARF). b. Jurisdiction: Administrative appellate court (CARF). c. Filing date: 10.26.2018 d. Parties to the proceedings: Federal Government (National Treasury) vs. Itaú Unibanco S.A. e. Amounts, assets or rights involved: R$3,701,280,196.59 (March 2025). f. Main facts: Tax assessment notice for the collection of corporate income tax (IRPJ), social contribution (CSLL), PIS and COFINS (taxes on income) and fines (2012 to 2013) arising from disallowance of operating expenses (interbank deposits) related to funds capitalized among Group companies. DRJ dismissed the appeal filed. Meanwhile, CARF granted part of the voluntary appeal. A motion for clarification was filed by the company, and a special appeal was filed by the Federal Government. As the motion for clarification filed by the Taxpayer was denied, the company filed a special appeal on December 23, 2024. The special appeals filed by both the Taxpayer and the Federal Government are pending trial. 166 g. Summary of decisions on the merits issued: DRJ upheld the assessment notice as it understood that these transactions had no business intent. CARF, on merits and by the casting vote, upheld this understanding, but averted the aggravation of the fine on assessment and recognized the partial preemption of the IPJ and CSLL taxable events. h. Case status: Appellate decision by DRJ: 06.11.2019; Appellate decision by CARF: 05.29.2023; Special appeals filed by both the Federal Government and the Bank are pending trial. i. Chance of loss: Possible (R$1,249,530,936.19) and Remote (R$2.451.749.260,41). j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required. Case No.5026528-67.2018.4.03.6100 a. Court: Federal Regional Court (TRF) of the 3rd Region b. Jurisdiction: Appellate court (TRF3). c. Filing date: 11.14.2013 d. Parties to the proceedings: Itaú Unibanco S.A. vs. Federal Government (National Treasury). e. Amounts, assets or rights involved: R$3,603,740,241.03 (March 2025). f. Main facts: Tax assessment notice for the collection of corporate income tax (IRPJ) and social contribution (CSLL) on the grounds of alleged capital gain arising from the association between the Itaú and Unibanco conglomerates, assigned to E. Johnston Representação e Participações. A voluntary appeal was filed by the taxpayer, which was dismissed by CARF. The case was terminated with an unfavorable decision rendered by CSRF on September 28, 2018. Therefore, on October 22, 2018 the company filed Action for Annulment No. 5026528- 67.2018.4.03.6100, which is currently pending at the Federal Courts of São Paulo. Interlocutory relief was granted in connection with this action on October 26, 2018, with the claim granted on October 2, 2020. The appeal filed by the Federal Government is currently pending trial. g. Summary of decisions on the merits issued: Favorable judgment at trial court fully granted the claim to nullify the tax assessment notice. h. Case status: Interlocutory relief: 10.26.2018; Judgment: 10.02.2020; The appeal filed before the TRF3 is pending trial. i. Chance of loss: Remote. 167 j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 0204699-55.0500.8.26.0090 (204.699/05) a. Court: Municipal Tax Foreclosure Court of São Paulo (state of São Paulo). b. Jurisdiction: Lower court – Municipal Tax Foreclosure Court of São Paulo. c. Assignment date: 11.30.2005 d. Parties to the proceedings: Municipality of São Paulo vs. Banco Itauleasing S.A. (formerly Cia Itauleasing de Arrendamento Mercantil). e. Amounts, assets or rights involved: R$5,215,997,912.76 (March 2025). f. Main facts: Tax foreclosure filed by the Municipality of São Paulo to collect service tax (ISS) on leasing operations on the grounds that such amounts were unduly paid to the Municipality of Poá. A motion to stay execution is pending trial. g. Summary of decisions on the merits issued: Judgment for defendant on motion to stay execution was rendered, which was later rendered null and void by means of the appeal filed by the Appellate Court of the State of São Paulo, h. Case status: Lower court ruling is pending. (previous judgment- nullified: August 20, 2008; appellate decision by the TJSP that rendered the previous judgment null and void: 02.27.2014) i. Chance of loss: Remote. j. reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 1000510-36.2021.8.26.0462 a. Court: 2nd Civil Lower Court of Poá (State of São Paulo). b. Jurisdiction: Lower court (Poá/state of São Paulo). c. Filing date: 02.22.2021 d. Parties to the proceedings: Banco Itaucard S.A. vs. Municipality of São Paulo vs. Municipality of Poá e. Amounts, assets or rights involved: R$7,813,214,300.02 (March 2025). f. Main facts: Tax assessment notices levied by the Municipality of São Paulo to challenge the place of payment of service tax (ISS) on credit card and leasing operations, on the grounds 168 that these payments were unduly made to the Municipality of Poá. After unfavorable decisions at the administrative level, the company filed a lawsuit to obtain a statement of existence of a legal tax relationship between Banco Itaucard and the Municipality of Poá and the resulting cancellation of the charges made by the Municipality of São Paulo or the recovery of the undue payment made to the Municipality of Poá. g. Summary of decisions on the merits issued: Decisions on the merits for this case have not yet been rendered. h. Case status: Awaiting judgment to be rendered. i. Chance of loss: Possible (R$3,905,821,534.59) and Remote (R$3.907.392.765,43). j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16561.720011/2020-46 a. Court: Administrative Board of Tax Appeals (CARF). b. Jurisdiction: Administrative appellate court (CARF). c. Filing date: 04.15.2020 d. Parties to the proceedings: Federal Government (National Treasury) vs. Redecard S.A. and Others. e. Amounts, assets or rights involved: R$6,673,838,818.33 (March 2025). f. Main facts: Tax assessment notice levied on Redecard arising from disallowance of goodwill on acquisition of Redecard’s shares by Banestado through a public offering of shares, and a 150% fine and a separate fine were levied on the alleged non-payment of monthly estimates. Objection was filed and partially granted at the Federal Revenue Service Judgment Office (DRJ) to exclude the aggravated fine and the presumed joint and several liability. A voluntary appeal and a mandatory review were filed. On February 20, 2024, CARF upheld the exclusion of the aggravated fine and joint and several liability, as well as it granted part the voluntary appeal filed by the Taxpayer. The Federal Government filed a special appeal, whereas the Taxpayer filed a motion for clarification, and both are pending trial. g. Summary of decisions on the merits issued: DRJ rendered a partially favorable decision to exclude the aggravated fine and the joint and several liability. CARF’s decisions on the appeals were as follows: (i) denied the aggravated fine and joint and several liability; (ii) denied the collection of the portion of goodwill related to interests acquired from Itaú Group’s non-related parties; (iii) upheld the assessment notice of the portion of goodwill related to interests acquired from Itaú Group’s related parties; and 169 (iv) upheld the levy of the separate fine. h. Case status: Appellate decision by DRJ: 12.07.2020; Appellate decision by CARF: 02.20.2024; The Federal Government filed a special appeal, whereas the Taxpayer filed a motion for clarification, and both are pending trial. i. Chance of loss: Remote. j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required. Case No. 16561.720086/2018-11 a. Court: Administrative Board of Tax Appeals (CARF). b. Jurisdiction: Administrative appellate court (CARF). c. Filing date: 11.14.2018 d. Parties to the proceedings: Federal Government (National Treasury) vs. Redecard S.A. e. Amounts, assets or rights involved: R$6,889,369,194.88 (March 2025). f. Main facts: Tax assessment notice levied on Redecard arising from disallowance of goodwill on acquisition of Redecard’s shares by Banestado through a public offering of shares, and a 150% fine and a separate fine were levied on the grounds of non-payment of monthly estimates for the 2013-2015 period. The administrative lower court has partially granted the objection filed to avert the aggravated fine. A voluntary appeal and a mandatory review were filed. On February 20, 2024, CARF upheld the exclusion of the aggravated fine and joint and several liability, as well as it partially granted the voluntary appeal filed by the Taxpayer. Both the Federal Government and the Taxpayer filed special appeals, which are pending trial. g. Summary of decisions on the merits issued: DRJ rendered a partially favorable decision to exclude the aggravated fine and the joint and several liability. CARF’s decisions on the appeals were as follows: (i) denied the aggravated fine and joint and several liability; (ii) denied the collection of the portion of goodwill related to interests acquired from Itaú Group’s non-related parties; (iii) upheld the assessment notice of the portion of goodwill related to interests acquired from Itaú Group’s related parties; and (iv) upheld the levy of the separate fine. h. Case status: 170 Appellate decision by DRJ: 07.04.2019; Appellate decision by CARF: 02.20.2024; Special appeals filed by both the Federal Government and the Taxpayer are pending trial. i. Chance of loss: Remote. j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required. Case No. 16327.720946/2018-81 a. Court: Administrative Board of Tax Appeals (CARF). b. Jurisdiction: Administrative appellate court (CARF). c. Filing date: 12.21.2018 d. Parties to the proceedings: Federal Government (National Treasury) vs. Banco Itaucard S.A. e. Amounts, assets or rights involved: R$14,967,784,869.55 (March 2025). f. Main facts: Tax assessment notice for collection of corporate income tax (IRPJ), social contribution (CSLL), PIS and COFINS (taxes on income) and fines (2012 to 2015) arising from disallowance of operating expenses (interbank deposits) related to funds capitalized among Group companies. DRJ dismissed the appeal filed. A voluntary appeal was filed, which is pending trial. g. Summary of decisions on the merits issued: DRJ upheld the assessment notice as it understood that these transactions had no business intent. h. Case status: Appellate decision by DRJ: 05.31.2019. Voluntary appeal filed is pending trial. i. Chance of loss: Possible (R$4,237,523,155.34) and Remote (R$10.730.261.714,21). j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required. Case No.16327.720680/2013-61 a. Court: Administrative Board of Tax Appeals (CARF). b. Jurisdiction: Administrative higher court (Higher Chamber of Tax Appeals (CSRF). 171 c. Filing date: 06.25.2013 d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco Holding S.A. e. Amounts, assets or rights involved: R$35.469.671.904,20 (March 2025). f. Main facts: Tax assessment notice for collection of corporate income tax (IRPJ) and social contribution (CSLL) for fiscal year 2008, arising from the transaction that led to the association between Itaú Holding and Unibanco Holding S.A. On April 10, 2017, CARF rendered a decision for the Company by cancelling the tax assessment notice. The special appeal filed by the Federal Revenue Service was suspended by CARF until the final trial of Writ of Mandamus No. 1017987-56.2017.4.01.3400 filed against the admissibility of the special appeal lodged by the Federal Government, with the appeal filed by the Federal Government pending trial. g. Summary of decisions on the merits issued: PA 16327.720680/2013-61: On majority of votes. The voluntary appeal to cancel the assessment in full was granted at CARF. Writ of mandamus (MS) 1017987-56.2017.4.01.3400: preliminary injunction and writ of mandamus were granted to dismiss the admissibility of the special appeal filed by the Federal Government, thus rendering a final and unappealable decision at the administrative level for the company. On October 11, 2021 the appeal filed by the Federal Government was dismissed by majority of votes (2x1), with the resulting suspension of the trial so that a broader trial is held in accordance with Article 942 of the Code of Civil Procedure (CPC). h. Case status: Administrative level: Appellate decision by CARF: 04.10.2017; Special appeal filed by the Federal Government (National Treasury) suspended and awaiting the termination of MS 017987.56.2017.4.01.3400. At judicial level: Preliminary injunction: 12.14.2017; Judgment: 07.18.2018; Awaiting the broader trial on the appeal filed by the Federal Government, which has already been denied by majority of votes. i. Chance of loss: Remote. j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required. Case No.16327.720084/2023-53 a. Court: Federal Revenue Service (Federal Revenue Service Judgment Office (DRJ). b. Jurisdiction: Administrative lower court (DRJ). 172 c. Filing date: 02.24.2023 d. Parties to the proceedings: Federal Government (National Treasury) vs. Itaú Unibanco S.A. e. Amounts, assets or rights involved: R$1,098,948,240.37 (March 2025). f. Main facts: Tax assessment notice aimed at the collection of social security contribution (employers’ and third parties’ shares – INCRA and SALED) on payments made as profit sharing, partners’ program, hiring bonus, and high performance compensation program (PRAD) in 2018. An objection was filed by the Company, which was denied. A voluntary appeal was filed, and was partially granted to cancel part of the tax assessment notice. Awaiting notice of the appellate decision. g. Summary of decisions on the merits issued: Objection dismissed by DRJ to uphold the full content of the tax assessment notice. Voluntary appeal partially granted to cancel a small part of the tax assessment notice related to a specific group of employees. h. Case status: Appellate decision by DRJ: 04.18.2024. Appellate decision by CARF: 02.14.2025; Awaiting notice of the appellate decision on the voluntary appeal. i. Chance of loss: Possible (R$1,096,920,488.86) and Remote (R$2,027,751.51). j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required. Case No.16327.720021/2024-88 a. Court: Federal Revenue Service (Federal Revenue Service Judgment Office (DRJ). b. Jurisdiction: Administrative lower court (DRJ). c. Filing date: 12.04.2024 d. Parties to the proceedings: Federal Government (National Treasury) vs. Itaú Unibanco S.A. e. Amounts, assets or rights involved: R$4,040,004,113.60 (March 2025). f. Main facts: Tax assessment notice aimed to the collection of income tax (IRPJ) and social contribution (CSLL) on the grounds of alleged insufficient balance of Income tax and social contribution loss carryforwards offset in 2019. The Federal Revenue Service understands that a number of lawsuits and administrative proceedings, which have not yet become final and unappealable, definitively impact balances. An objection was filed, which is pending trial. g. Summary of decisions on the merits issued: Decisions on the merits for this case have not yet been rendered. 173 h. Case status: Objection filed at DRJ is pending trial. i. Chance of loss: Possible. j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required. Case No.16327.721411/2024-75 a. Court: Federal Revenue Service (Federal Revenue Service Judgment Office (DRJ). b. Jurisdiction: Administrative lower court (DRJ). c. Filing date: 11.21.2024 d. Parties to the proceedings: Federal Government (National Treasury) vs. Itaú Unibanco S.A. e. Amounts, assets or rights involved: R$1,324,384,494.02 (March 2025). f. Main facts: Tax assessment notice aimed at the collection of social security contribution (employers’ and third parties’ shares – INCRA and SALED) on payments made as profit sharing, partners’ program, and hiring bonus in 2020. An objection was filed by the Company, which is pending trial. g. Summary of decisions on the merits issued: Decisions on the merits for this case have not yet been rendered. h. Case status: Objection filed at DRJ is pending trial. i. Chance of loss: Possible (R$1,322,145,058.16) and Remote (R$2,239,435.86). j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required. Labor Claims No labor claims in the period, under the materiality criteria set for this document. Administrative Proceeding Case No.08700.008182/2016-57 a. Court: Brazilian antitrust agency (CADE). b. Jurisdiction: Administrative lower court – General Superintendency of the Brazilian antitrust agency (CADE). 174 c. Filing date: Published in the Official Gazette of the Federal Government on December 8, 2016. d. Parties to the proceedings: CADE ex officio vs. Banco Itaú BBA S.A and Others. e. Amounts, assets or rights involved: In accordance with Law No. 12529/11, Article 37, item I, any violation of the economic order subjects the company to a fine ranging from onetenth percent (0.1%) to twenty percent (20%) of the gross revenue of such company, group or conglomerate, earned in the last year prior to the filing of the administrative proceeding, in the business field in which the alleged violation was committed, which will never be lower than the alleged advantage gained whenever such calculation is possible. On the grounds of lack of definition of the calculation basis to be applicable, as well as the significant wide range of percentages applicable, it is not possible to estimate the fine amounts in the event of an unfavorable decision. f. Main facts: This is an administrative proceeding filed to investigate alleged cartel in the Brazilian onshore foreign exchange market involving the Brazilian currency (Brazilian real). These presumed antitrust conducts would have been engaged mainly in the FX spot and futures (derivatives) markets. These practices under investigation would have been engaged in Brazil by certain financial institutions (Banco Itaú BBA S.A., among them) and individuals located in the Brazilian territory. The defense was timely filed on January 8, 2018. No material developments occurred, even though settlements were signed with CADE, notably by Citibank. g. Summary of decisions on the merits issued: No decisions on merits have been issued yet. h. Case status: Still under review by the General Superintendency of CADE. i. Chance of loss: Possible. j. Reason why this case is deemed material: Image risk. k. Analysis of the impact in the event of an unfavorable decision: payment of a fine. Case No.08700.002066/2019-77 a. Court: Brazilian antitrust agency (CADE). b. Jurisdiction: Administrative appellate court. c. Filing date: April 18, 2019 (start of investigation) d. Parties to the proceedings: CADE ex officio vs. Itaú Unibanco S.A and Redecard S.A. e. Amounts, assets or rights involved: Not applicable. f. Main facts: In April 2019, the General Superintendency of CADE filed an administrative proceeding against Itaú Unibanco and Redecard to investigate an alleged antitrust practice in the credit card receivables market. Redecard had launched a program under which it would settle/clear credit card receivables in an account held at Itaú Unibanco in mere two days. CADE filed a preliminary injunction requesting the program to be suspended, which was dismissed as the program was upheld by virtue of a preliminary decision issued by the Federal Courts. In December 2019, Redecard decided to clear all bank accounts within two days, regardless of whether they were held at Itaú Unibanco, and as a result the lawsuit that upheld the program 175 lost its purpose. Redecard and Itaú Unibanco filed their defenses, including legal and economic opinions, to evidence the inexistence of antitrust practices. The case was granted a favorable decision by the General Superintendency of CADE and the Department of Economic Studies, which understood there was no antitrust conduct in the case in question. Case currently pending at the Appellate Court (Member Camila Alves, after the vote cast by Member Victor Fernandes to dismiss the case. The latter subsequently voted, after having requested to see the records, on the adverse vote of Member Gustavo Augusto who did not levied a fine to the defendants). Member Gustavo Augusto had determined the testimony of the Federal Public Prosecution Office and the Counsel to CADE, who also expressed their opinions for the termination of the case. Three court members (José Levi, Charles Jaques, and Camila Alves) still need to vote. Members Diogo Thompson and Alexandre Cordeiro were disqualified from voting. That is the appellate court who will decide either against the defendants or to terminate the case. g. Summary of decisions on the merits issued: The General Superintendency of CADE and the Department of Economic Studies, Federal Public Prosecution Office, and Member Victor Fernandes have issued a technical note, in the first case, and cast a vote, in the later, understanding that there was no antitrust conduct in D+2. h. Case status: Currently pending at the CADE, with records to be seen by Member Camila Alves, who notified the Central Bank of Brazil as BACEN to provide information on the receivables market. In its response, the Central Bank has not provided significant information to the case. Member Camila Alves has set a ten-day period (counting from 4.7) for a statement to be expressed on Central Bank’s response. Case may be included in the Appellate Court’s agenda for a final decision to be rendered (if no other requests to see the records are made) by the end of the first half of 2025. i. Chance of loss: Possible. j. Reason why this case is deemed material: Image risk. k. Analysis of the impact in the event of an unfavorable decision: Administrative fine (not possible to estimate) and reputational damage. Arbitration Proceedings The Issuer is not a party to any arbitration proceeding pending on December 31, 2024 that is material in terms of the matter or amount involved. Environmental Proceedings No environmental proceeding was filed in the period, in accordance with the materiality criteria set for this document. 4.5. State the total amount of provision, if any, for the proceedings described in item 4.4 The total amount provided for the claims described is 4.4. is R$151.35 million for tax claims and R$1.25 million for civil proceedings, in base-date: 03.31.2025. 4.6. With respect to the significant confidential proceedings to which the issuer or its controlled companies are a party and which have not been reported in item 4.4, analyze the impact in the event of an unfavorable decision and inform the amounts involved 176 The Issuer and controlled companies are not parties to any confidential proceedings that are considered significant. 4.7. Describe other material contingencies not included in the previous items The amounts involved in the main tax and social security proceedings whose chance of loss is possible, which are not described in item 4.4, total R$28,640 million, as described below: R$ million Tax Issue Amount INSS INSS - Non-compensatory amounts: we defend the non-levy of non-compensatory amounts, profit sharing and stock option grant plan. 4,256 ISS Banking activities: We challenge the levy and/or place of payment of ISS for certain banking revenues. 4,814 IRPJ/CSLL/PIS/COFINS Request for offset rejected: cases in which liquidity and certainty of offset credit are analyzed. 2,372 IRPJ and CSLL Goodwill - Deduction: we challenge the deductibility of goodwill on acquisition of investments with expected future profitability. 2,570 IRPJ/CSLL Deductibility of losses in loan operations: we challenge tax assessment notices aimed at the collection of IRPJ and CSLL amounts due to alleged non-compliance with legal criteria for the deduction of losses on receipt of credits. 3,028 IRPJ and CSLL Disallowance of losses: We challenge the amount of tax loss and/or tax loss carryforwards used by the Federal Revenue Service in tax assessment notices, which are still pending a final decision. 2,009 PIS and COFINS Reversal of revenues from excess depreciation: we challenge the accounting and tax treatment granted to PIS and COFINS upon settlement of lease operations. 1,141 Total 20,190 Base-date: 03.31.2025 177 5. Risk Management and Internal Control Policy 5.1 With respect to the risks stated in items 4.1 and 4.3, state: a. whether the issuer has a formal risk management policy, informing, if so, the approving body and the date of approval, and, if not, the reasons why the issuer has not adopted such a policy. We have a defined governance process for policy review applicable to Brazil and our international units. Policies basically set out institutional guidelines, methodologies and processes, address regulatory requirements and the best market practices. The institution has internal policies that provide guidelines and set out risk management governance, as follows: Policies(1) Approving body Date of approval Capital Management Policy Board of Directors 09/26/2024 Credit Risk Management and Control Policy Board of Directors 07/31/2024 Integrated Management of Operational Risk and Internal Controls Board of Directors 11/28/2024 Liquidity Risk Management and Control Policy Board of Directors 05/23/2024 Market and IRRBB Risk Management and Control Policy Board of Directors 04/25/2024 Compliance Policy Board of Directors 05/23/2024 (1) Available for consultation on website www.itau.com.br/relacoes-com-investidores/en/ > Itaú Unibanco > Corporate Governance > Policies. b. the objectives and strategies of the risk management policy, if any, including: i. risks that are intended to be hedged Risk Description Credit risk Accordingly, credit risk is a risk of loss associated with (i) failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined under the contracts; (ii) value loss of a credit agreement resulting from a deterioration of the borrower’s, issuer’s or counterparty’s credit rating; (iii) reduction of profits or income; and (iv) benefits granted upon subsequent renegotiation; or debt recovery costs. Operational risk Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal processes, people or systems or from external events that affect the achievement of strategic, tactical or operational goals. It includes legal risk associated with inadequacy or deficiency in agreements to which we are a party, as well as penalties due to noncompliance with applicable laws and damages to third parties arising from the activities undertaken by us. Internally, we classify these exposures to risk within the following categories: • Internal fraud; • External fraud; • Labor claims and deficient security in the workplace; • Inadequate practices related to clients, products and services; 178 • Damage to our own physical assets or assets in use; • Interruption of our activities or the discontinuation of services provided, including payments; • Failures in information technology systems; and • Failures in the performance, compliance with deadlines and management of our activities, including those related to payment arrangements. Liquidity risk Liquidity risk is defined as the likelihood that a financial institution will not be able to effectively honor its expected and unexpected obligations, either current or future, including those from guaranteed commitments, without affecting its daily operations or incurring significant losses. Market risk Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indices, equity and commodity prices. Other risks Description Social and Environmental Risk Management We understand social, environmental and climate risks to represent the possibility of losses arising from events of social, environmental or climate origin related to our activities, whether arising from our business with counterparties, our relationships with suppliers, or even from our own operations. We carry out social, environmental and climate risks mitigation actions through the mapping of processes, risks and controls. Regulatory or Compliance Risk We consider regulatory or compliance risk as the risk of sanctions, financial losses or reputational damage resulting from non-compliance with legal and regulatory requirements, failure to comply with local and international market standards, commitments to regulators, public commitments, self regulatory codes and codes of conduct to which Itaú Unibanco subscribes. Country Risk Country risk refers to the potential losses caused by the inability of borrowers, issuers, counterparties, or guarantors to meet their obligations due to political, economic, or social events, as well as actions taken by the government of the country in which these entities are located. Reputational Risk We understand reputational risk to be the risk arising from internal practices, risk events and external factors that may generate a negative perception of us among clients, counterparties, shareholders, investors, supervisors and commercial partners, among others, which could affect the value of our brand and our ability to maintain our existing and create new commercial relations and continue to have access to financing sources. ii. Protection devices Risk Management Taking on and managing risks is one of our activities and, to this end, we must have wellestablished risk management objectives. In this context, the risk appetite defines the nature and level of acceptable risks to us and the risk culture guides the attitudes necessary to manage them. We invest in robust risk management processes that are the basis for our strategic decisions to ensure the sustainability of the business and to maximize the creation of shareholder value. These processes are aligned with the guidelines of our board of directors and the executives who, through collegiate, define the global objectives, expressed in goals and limits for the risk management business units. The control and capital management units, in turn, support our management by means of risk and capital monitoring and analysis processes. 179 The principles that provide the foundations of risk management, the risk appetite, and the guidelines for how our employees act in their day-to-day decision-making are: • Sustainability and customer satisfaction: our vision is to be the leading bank in performance and customer satisfaction and is therefore concerned with generating shared value for employees, customers, shareholders and society, ensuring the perpetuity of our business. We are concerned with doing business that is good for the client and for us. • Risk Culture: our risk culture goes beyond policies, procedures and processes, strengthening the individual and collective responsibility of all employees to manage and mitigate risks mitigate the risks in a conscious manner, respecting the way business is done in an ethical manner. • Risk pricing: we act and assume risks in businesses we know and understand and avoid those we do not know or for which we have no competitive advantage, carefully evaluating the relation between risk and return. • Diversification: we have a low appetite for result volatility and, therefore, we operate with a diversified base of clients, products and businesses, seeking the diversification of risks, in addition to prioritizing lower risk business. • Operational excellence: we want to be an agile bank, with a robust and stable infrastructure, in order to offer a high-quality service. • Ethics and respect for regulations: for us ethics is non-negotiable. For this reason, we promote an institutional environment of integrity, educating our employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after our reputation. CMN 4,557/17 provides for the structure of risk and capital management framework. It further highlights the implementation of a continuous and integrated risk integrated risk management framework, the requirements for defining the Risk Appetite Statement (RAS) and the stress test program, the constitution of a Risk Committee and the appointment, to the Brazilian Central Bank, of the Risk Management Officer (CRO), with the attribution of roles, responsibilities and independence requirements. Furthermore, to effectively manage reputational risks, we diligently monitor and mitigate these risks through the following measures: (i) risk appetite metrics; (ii) process for the prevention and fight against unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (viii) ethics guidelines and prevention of corruption. Credit Risk Our credit risk management business units are responsible for monitoring the portfolios under their responsibility, and granting credit, taking into account approval levels, market conditions, macroeconomic prospects, and changes in markets and products. Our credit policy is based on internal factors, such as: client rating criteria, performance and evolution of our portfolio, default levels, return rates and allocated economic capital, among others. It also considers external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others. With respect to our individual clients, as well as for small and medium companies, credit score is assigned based on statistical models (in the early stages of our relationship with the client) and behavior score models (used for clients with whom we have an existing relationship). For large 180 companies, credit score is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, the business group to which it belongs, and the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case evaluation. We also strictly control our credit exposure to clients and counterparties, acting to reverse occasional limit breaches. We may use contractual covenants for these purposes, such as the right to demand early payment or require additional collateral under our credit granted. To measure credit risk, we take into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits. We use validated models to ensure that the databases and methods we use are complete and accurate, so that they reflect risk parameters more accurately. In compliance with the principles of the CMN Resolution No. 4,557, our credit risk management structure and institutional policy are approved by our board of directors and are applicable to all of our companies and subsidiaries in Brazil and abroad. Loan Approval Process Extensions of credit are approved based on our risk management policies at the business unit level, determined in accordance with the criteria of each department and risk appetite. The decision to extend credit to customers can be granted by means of a pre-approval process or by the traditional approval mechanism, which is applied on a case by case basis. In both scenarios, our decisions are made based on principles of credit quality, such as credit rating supported by statistical models, percentage of income committed by the client and credit restrictions determined by us and generally by the market. Our risk appetite framework determines our global credit exposure policies and the business units prepare and maintain the policies and procedures of the credit cycle. The credit granting process contemplates the use of credit protection services with the purpose of checking whether a client’s credit history includes information that could be considered an obstacle to granting a loan, such as assets blocked by court orders, invalid taxpayer identification numbers, existence of previous or pending debt restructuring or renegotiation processes and failure to pay checks due to insufficient funds. Our risk assessment process allows for the identification of potential risks and is intended to ensure that credit decisions make sense from both an economic and a risk perspective. For further information about our credit risk and credit risk mitigating policies, see Note 32 - Risk and Capital Management to our consolidated financial statements. Operational Risk Governance Our operational risk management unit is comprised of senior management individuals, and reports to our Chief Risk Officer who in turn reports into the Chief Executive Officer. It has welldefined roles and responsibilities in order to segregate and ensure independence from the businesses, to achieve well-balanced risk management decisions. Accordingly, our operational risk management process is under the responsibility of all the different business areas using the risk management framework established independently by the operational risk unit which includes 181 methodologies and procedures, trainings, risk assessments and monitoring of the control environment. Procedures and Key Indicators Our management uses corporate methods developed and made available by our compliance and operational risk unit. Among the methodologies, tools and controls used by our management are (i) the self-assessment and the mapping of our prioritized risks, (ii) testing of key controls by the second line and (iii) the monitoring of key risk indicators and the database of operational losses, ensuring unity for our managing processes, systems, projects and new products and services. Reporting on risk monitoring, effectiveness of internal controls, remediation action plans and operational losses are regularly presented to the business area officers in specific forums. Crisis Management Overview A crisis is an event of high impact and complexity that is rare and poses a threat to the organization’s strategy, objectives, reputation, or operations. It demands urgent measures to implement corrective actions. Being prepared to manage a crisis event is crucial and can be a game changer for an organization, demonstrating readiness for unforeseen events. Crisis management is the organization’s capacity to be ready, anticipate, respond, and recover in the face of a high-impact event. Usually, crisis activities are not part of the daily routine of the company, but they should be consciously maintained and built through investments, research, and time. The Itau-Unibanco Crisis team is responsible for dealing with any type of crisis, including but not limited to technology gaps or failures, cyber-attacks, regulatory issues, government issues, financial problems, operational gaps or failures, and reputational events. As a preventive practice, and to anticipate events, we take several actions in our routine, such as: • Benchmarks • Early detection of vulnerabilities • Tabletop exercises • Creating a knowledge database of events Governance Our procedures are managed by the crisis management team and frequently audited by the internal audit team. For every change, inclusion, or modification, there is an approval process that goes up to the risk director. We review our sensitive data, criteria, and main contacts every two months, and we conduct internal exercises to refine all procedures regarding crisis events. Additionally, we are responsible for the governance of the recovery runbooks for the main areas of the organization. Procedures and Key Indicators We use a crisis calculator that allows the team to classify any kind of event that demands action from the crisis team. The crisis calculator was developed to support the assessment of the criticality of events. This tool is used in Brazil by the Crisis Management team to classify and decide on actions to take in the event. The axes considered are recovery (resumption of 182 operations) and impact (considering brand and customers), based on the scenario of the event and the impacted products. We register all events in a database to analyze tendencies, main issues, and critical products and areas. This database is used to create our productivity indicators as well. Business Continuity Overview Business continuity refers to an organization's ability to maintain its essential operations during and after a significant disruption. This concept encompasses the preparation, response, and recovery from events that can negatively impact critical business processes. Business continuity management aims to ensure that the company can operate effectively, minimizing the impacts of crises and maintaining the trust of customers, shareholders, and strategic partners. Governance The governance of business continuity at Itaú Unibanco is managed by an independent area responsible for developing, implementing, and monitoring the Business Continuity Program (BCP). This area is tasked with conducting Business Impact Analyses (BIA), identifying critical processes, establishing recovery and contingency plans, and ensuring that all procedures are aligned with best practices and applicable regulations. Additionally, governance includes conducting periodic tests, internal and external audits, and continuous review of continuity plans to ensure effectiveness and readiness in case of disruptions. Procedures and Key Indicators Itaú Unibanco’s Corporate Business Continuity Management Program follows a workflow based on ISO 22301 and BS 11200, best practice guides as the Business Continuity Institute (“BCI”), Disaster Recovery Institute International (“DRII”) and other regulatory requirements as determined by the local regulators of the various segments that we must follow (Central Bank, SUSEP, CVM, ANBIMA, etc.). Itaú Unibanco's Business Continuity Program (“BCP”) was developed to protect its customers and employees, ensure the continuity and data integrity of our critical processes at tolerable levels of impact, safeguard revenues and sustain both the stability of the markets in which we operate and the trust of our customers, stockholders and strategic partners. As part of such programs, we apply a Business Impact Analysis (“BIA”), which is a process that assesses the potential effects of an interruption on critical business services, identifying the operations that are vital to our adequate functioning and estimating the impact of not being able to perform these functions during a specific period of time. This interruption may be caused by failures arising from human, natural, climatic, environmental, social, technological risks or due to data integrity failure. Based on the findings, business continuity solutions are established to address the requirements necessary to the recovery, continuity and resumption of the process and its added value chain. Our plans are developed in a modular way and, depending on the type of interruption, one or more modules can be activated. The BCP consists of the main plans below: • Disaster Recovery Plan: Resilience strategies that, after technological failures or interruption of the main datacenter, resume and reestablish critical processes, activities and resources (e.g. technological infrastructure, telecommunications, systems, applications and data). 183 • Workplace Contingency Plan: Defined strategies so that critical processes and products/services continue to operate at an alternative workplace if the primary location becomes inoperative or inaccessible, according to internal procedure. • Emergency Plan: Emergency procedures to ensure the safety of all affected people (e.g. employees, customers) in case of any emergency, provides instructions for evacuation, communication, etc. • Business Workaround Plan: Activation of an alternative procedure due to application or procedure unavailability. • External Events Contingency Plan: Activation of contingency procedure due to external events that affect the continuity of critical business processes, e.g., pandemic. The modules within our BCP are independent, meaning they can be activated individually, yet they remain integrated to ensure seamless functionality. For example, workplace contingency sites are designed to connect both to our primary site and to our disaster recovery site, ensuring operational resilience in the event of disruptions. Additionally, our BCP employs a communication tree structure, which facilitates the efficient dissemination of information to many employees, enhancing coordination during contingency events. Besides the internal audits, our BCP is subject to regulatory assessments, external audits and corporate governance practices. The BCP has also been evaluated in the DJSI, the ISE of B3, by independent authorities and by the Central Bank. The contingency plans are tested usually once a year or whenever a major change occurs (systems, market, regulations, etc.). In addition, our program is designed to assess potential crisis threats as well as ongoing ones that could impact us. This assessment enables the implementation of appropriate mitigation measures to reduce potential risks. The structure in place, as outlined above, provides a better performance in the face of a crisis, allows for an adequate response to significant events. Our framework further defines methodologies for identifying and classifying events with potential negative impacts. Based on this classification, it establishes response teams and action plans. Liquidity Risk Overview Liquidity risk management processes and funding programs should take into account the financial institution’s lending, investment, and other activities and should ensure that adequate liquidity is maintained at the level of the parent company and of each of its subsidiaries. Governance Our liquidity risk control is managed by an independent area which is responsible for determining the composition of our reserve, estimating cash flow and exposure to liquidity risk over several time horizons, and monitoring the minimum limits of the risk appetite in countries in which we operate. All activities are subject to assessment by independent validation, internal controls and audit departments. Procedures and Key Indicators 184 In accordance with the requirements under Central Bank regulations, we report our Liquidity Risk Statements on a monthly basis to the Central Bank. In addition, the following items are periodically prepared and submitted to the senior management for monitoring and decision support: • Different scenarios for liquidity projections to decision support, also using stressed macroeconomics scenarios and reversed stress according to risk appetite; • Contingency plans for potential crisis, which contain procedures ordered by levels of execution, considering each country's characteristics; • Reports of risk indicators; and • Tracking and monitoring our funding sources taking into account counterparty´s type, maturity and other aspects, considering the risk appetite. The average LCR in the period is 221,3% above the 100% threshold required by Central Bank of Brazil. The NSFR at the period closing is 122,0%, above the 100% threshold required by Central Bank of Brazil. Market Risk Governance Our policies and general market risk management framework are in line with the principles of CMN Resolution No. 4,557, and its subsequent amendments. These principles guide our approach to market risk control across our Itaú Unibanco Group. Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors: • Political, economic and market conditions; • The profile of our portfolio; and • Capacity to act in specific markets. The key principles underlying our market risk management strategy are as follows: • Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives; • Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time; • Increase transparency as to how the business works to optimize results; • Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and • Monitor and avoid risk concentration. Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk; (ii) monitoring stress scenarios, limits and alerts; (iii) applying, analyzing and stress testing scenarios; (iv) reporting risk to the individuals responsible in the business units, in compliance with our governance procedures; (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable; and (vi) supporting the secure launch of new financial products. 185 The CMN has regulations establishing the segregation of market risk exposure into minimum risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indices are also treated as a group of risk factors and follow the same structure. Our structure of limits and alerts follows the board of directors guidelines, which are reviewed and approved by our board of directors on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as our risk appetite. Additional information on market risk protection instruments is described in item 5.2.b.iii of this Reference Form. Other Risks Regulatory or Compliance Risk Compliance risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing the impact on Itaú Unibanco’s areas, and monitoring actions taken to comply with the regulatory requirements and other obligations mentioned in the previous paragraph. This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to manage the relationship between us and the regulator, self-regulatory bodies and the representative entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as Integrity and Ethics; and (vi) to report regulatory issues in Operational and Compliance Risk forums, according to the structure of committees as established by internal policies. Cybersecurity Management and Processes We consider cybersecurity and information security at the highest strategic level. Our cybersecurity risk management strategy is designed to detect, prevent, monitor and respond to security incidents, minimize unavailability, protect integrity of data and prevent data leakage. We have adopted various processes for the assessment, identification and management of risks arising from cybersecurity threats, which are documented in our Corporate Information Security and Cyber Security Policy, available at our Investor Relations website. We have a cybersecurity department that is responsible for monitoring our technological environment and for assessing any threats and alerts relating to cybersecurity 24/7. Once the cybersecurity department identifies a cybersecurity incident, it classifies the incident as material or not based upon internal guidelines, as described in the Information Security and Cybersecurity Incident Response Plan (Plano de Tratamento de Incidentes de Segurança da Informação e Cyber Security), prepared by our cybersecurity department and approved by our board of directors, which consider, among other matters, the impact of the cybersecurity incidents on our financial system and whether there is evidence that any customer or general public information has been exfiltrated. Upon the determination that a material cybersecurity incident has occurred and that such an incident may materially damage the individuals whose personal information has been exfiltrated, the cybersecurity department is required to report the incident to the audit committee as well as to notify the relevant Brazilian authorities and those individuals implicated. In the event of a cybersecurity incident affecting personal information of our employees, the cybersecurity department reports to the inspectorate for joint action. The cybersecurity department is led by our CSO. Adriano Cabral Volpini, our CSO since 2012. 186 Our cybersecurity processes have been comprehensively integrated into our risk management system and strategy. Our cybersecurity department prepares an annual cybersecurity report outlining cybersecurity incidents if any, actions taken to respond to those incidents and measures adopted to prevent cybersecurity incidents from occurring. This annual cybersecurity report is presented to the risk committee, the audit committee and the board of directors to ensure compliance with regulatory requirements in Brazil. We also conduct, on a continuous basis, stress tests to our cybersecurity infrastructure and environment to identify potential weaknesses and improve our controls and procedures. In addition, we roll out awareness campaigns and/or trainings periodically for our employees and, every 2 years, we conduct mandatory training on cybersecurity matters for our employees, the cybersecurity department, executive management and the board of directors. As part of our risk management strategy, we contract cybersecurity companies and auditing firms with industry recognized expertise on cybersecurity matters to assess our cybersecurity controls and procedures annually. Those consultants and auditing firms conduct independent penetration tests and suggest improvements to our overall procedures, if any. In 2011 and 2021 we obtained the ISO 27001 and ISO 27701 certificates, respectively. ISO 27001 is an international standard to manage information security while ISO 27701 is the international standard for privacy information management. This additional layer of surveillance by independent consultants and auditing firms, together with the ISO 27001 and ISO 27701 certificates, represent our commitment to adequate and reliable procedures and information infrastructure. We continuously assess and oversee material risks from cybersecurity threats associated with our third-party service providers. Before engaging in business relationships with service providers, the cybersecurity department evaluates whether they meet our minimum standards relating to cybersecurity procedures, governance and risk management. We conduct on-site visits to some service providers that impose greater cybersecurity risks to us to validate their controls over information, monitor their responses to cybersecurity incidents and improvements to cybersecurity infrastructure. Service providers are also required to report material cybersecurity incidents to us relating to breaches of our information and personal information of our customers. From an operational perspective, we use tools such as network behavioral analysis, intrusion prevention systems or IPS, firewalls, antiviruses, antispam systems, among others to protect us against external and internal attacks. Those systems are used to protect our information and information of our customers regardless of where it is located (i.e., within our own infrastructure, a cloud provider or service provider’s infrastructure) throughout the lifecycle of the information. In line with the growing use AI technology, we have implemented a safety journey in the use of AI for business enablement that covers all the necessary requirements to ensure safety in the use of this technology. Risks from cybersecurity threats, including any previous cybersecurity events, have not materially affected us or our business strategy, results of operations or financial condition as of the date of this annual report. Social and Environmental Risk Management We understand social, environmental and climate risks to represent the possibility of losses arising from events of social, environmental or climate origin related to our activities, whether arising from our business with counterparties, our relationships with suppliers, or even from our own operations. We carry out social, environmental and climate risks mitigation actions through the mapping of processes, risks and controls. 187 Apart from dedicated teams in first, second and third lines of defense, we also have a dedicated social, environmental and climate risk committee, whose main role is to evaluate and deliberate on institutional and strategic matters, products, operations, services, among other related topics associated with social, environmental and climate risks, including climate change risks which also pose relevant risks for the whole financial industry. As we consistently seek to improve our social, environmental and climate risks management, we are always attentive to challenges arising not only from new regulations, but also from an evolving stakeholders’ expectations. For further details on our social, environmental and climate policies, procedures and practices, see our Public Access Report - Policy on Social, Environmental and Climate Risk, available at our Investor Relations website. Country Risk Country risk refers to the potential losses caused by the inability of borrowers, issuers, counterparties, or guarantors to meet their obligations due to political, economic, or social events, as well as actions taken by the government of the country in which these entities are located. We have a dedicated structure for the management and control of country risk, supported by corporate bodies and dedicated teams, with responsibilities that are clearly defined in our policies. We follow a structured and consistent process for managing and controlling country risk, which includes: (i) assigning country’s ratings; (ii) defining country’s limits; (iii) monitoring compliance with established limits; and (iv) monitoring country’s exposures, including transfer risk and total sovereign risk. Reputational Risk We understand reputational risk to be the risk arising from internal practices, risk events and external factors that may generate a negative perception of us among clients, counterparties, shareholders, investors, supervisors and commercial partners, among others, which could affect the value of our brand and our ability to maintain our existing and create new commercial relations and continue to have access to financing sources. We believe that our reputation is extremely important for achieving our long-term goals. As a result, we strive to align our speech with ethical and transparent practices and work, which is essential to raise the confidence of our shareholders. Our reputation depends on our strategy (vision, culture and skills) and derives from our direct and indirect relationship between us and our shareholders. Since reputational risk directly or indirectly permeates all of our operations and processes, we have governance procedures that are structured in a way to ensure that potential reputational risks are identified, analyzed and managed in the initial phases of our operations and the analysis of new products. The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by our internal policies. Their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among those processes and internal initiatives are (i) risk appetite statement; (ii) processes to prevent and remediate the use of Itaú Unibanco in unlawful acts; (iii) crisis management processes and business continuity procedures; (iv) processes and guidelines with respect to governmental and institutional relations; (v) corporate communication processes; (vi) brand 188 management processes; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (viii) ethics and corruption prevention guidelines. Money Laundering Prevention Financial institutions play a key role in preventing and fighting illicit acts, which includes money laundering, terrorism financing and fraud. Itaú Unibanco became the first financial institution in Brazil to establish a board dedicated to Anti-Money Laundering. The challenge faced by financial institutions is to identify and prevent increasingly sophisticated operations that seek to conceal the source, ownership and transfer of goods and assets, derived from illegal activities. We have established a corporate policy to prevent our involvement in illicit activities, protecting our reputation and image among employees, customers, strategic partners, suppliers, service providers, regulators and the society. Our policy is based on a governance structure focused on transparency, strict compliance with the rules and regulations and cooperation with enforcement and judicial authorities. We also strive to conduct our business in accordance with the local and international best practices to prevent and fight illicit acts, through investments and training our employees on an ongoing basis. In order to comply with our corporate policy, we have established a program to prevent and fight illicit acts, which includes pillars, such as policies and procedures; identification processes such as KYC, Know Your Partner (“KYP”), Know Your Supplier (“KYS”) and Know Your Employee (“KYE”) procedures; evaluation of new products and services; sanctions compliance; monitoring, selection and analysis of suspicious operations or situations; reporting suspicious transactions to regulators and authorities; and training. This program is applicable to us and our entities in Brazil and abroad. The oversight of prevention and detection of illegal activities is carried out by our board of directors, audit committee, compliance and operational risk committees, risks and capital management committee and the anti-money laundering committee. Our Corporate Policy for the Prevention of Unlawful Acts is available on our Investors Relationship website (at Itaú Unibanco > Corporate Governance > Policies > Corporate Policy for the Prevention of Unlawful Acts). Politically Exposed Persons (“PEPs”) Our commitment to compliance with applicable law and to the adoption of the best practices for prevention and detection of money laundering activity is also reflected in the identification, assessment and monitoring of PEPs, whether as individuals or entities. As per our policies, we conduct enhanced due diligence with respect to PEPs, in line with our risk-based approach. We require a higher level of approval prior to establishing any relationship with a PEP. 189 iii.the organizational risk management structure For further information on the committees listed above, see section 5.2 b). c. the adequacy of the operating structure and internal controls to verify the effectiveness of the policy adopted The structure adopted is adequate and able to monitor market risks in accordance with policies set and the risk appetite statement. The integrated management of operational risk, internal controls and compliance is structured in three lines of Governance, based on the model disclosed by the IIA – Institute of Internal Auditors: • First line - Represented by the Business and Support areas, which are directly responsible for identifying, measuring, assessing, understanding and managing the risks of their departments in order to maintain the exposures adjusted to established limits, as well as documenting and storing information related to losses incurred in their activities. They must promptly report to the Risk Department any unexpected potential risks identified in the development of the control activities; • Second Line – Represented by the Risk Department, its purpose is to ensure, in an independent and centralized manner, that the institution’s risks are managed in accordance with established policies and procedures in order to define parameters for the risk management process and its supervision; • Third Line - Represented by the Internal Audit Department, it is responsible for, among other things, verifying, in an independent and periodic manner, the adequacy of processes and procedures for the identification and management of risks. The activity of the second line is carried out by the Compliance and Operational Risk departments, which are structurally separated from the business and support areas, thus ensuring their independence. With respect to its activities, the second line is responsible for monitoring the effectiveness of the operational risk management carried out by the first line; issuing an independent opinion on the control environment, including the preparation of regular reports for compliance with regulations 190 in force and develop and make available methodologies and tools to make the operational risk management feasible. 5.2. With respect to the controls adopted by the issuer to ensure the preparation of reliable financial statements, please indicate: a. The main internal control practices and the efficiency level of such controls, indicating any imperfections and measures adopted to correct them The management of Itaú Unibanco is responsible for establishing and maintaining internal controls related to the Company’s consolidated financial statements. These internal controls are developed to provide reasonable assurance as to the reliability of the accounting information and the preparation of the financial statements disclosed in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The internal controls system includes: (i) the policies and procedures that establish guidelines and minimum performance standards involving the daily accounting activities; (ii) formal controls and reconciliations that provide reasonable assurance that the transactions are fully and properly recorded, in accordance with the international standards; (iii) approvals at proper levels and segregation of duties that ensure the continuous monitoring of the relevant records and changes, in addition to the mitigation of the risk of having a single individual able to perform, authorize and record a transaction. The purpose of this framework of controls is to detect and correct errors, focused on material misstatements, but not only on them, in order to provide adequacy and integrity to the financial statements. The identified weaknesses follow the operational risk methodology under which the action plans are classified and defined for the purpose of mitigating the risk to an acceptable level. Management assessed the effectiveness of the internal controls related to the Company’s consolidated financial statements for December 31, 2024 in accordance with the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) according to the Internal Control – Integrated Framework (2013). Management’s assessment includes the documentation, analysis and tests of the design and effectiveness of the internal controls related to the financial statements. Based on this assessment, Management concluded that the internal controls related to the consolidated financial statements are effective for December 31, 2024. b. the organizational structures involved Itaú Unibanco Holding’s operational risk and internal control management structure is in compliance with the definitions established by the international bodies Committee of Sponsoring Organizations of the Treadway Commission (COSO - 2013), the Information Systems Audit and Control Association (ISACA) and the Control Objectives for Information and Related Technology (COBIT). It also complies with the recommendations suggested by the Basel Committee and the provisions of domestic and foreign regulatory bodies and is in line with the “Risk Management Policy” and the “Operational Risk Management Policy” as a primary means to operate its Operational Risk and Internal Controls management structure and to ensure compliance with the guidelines defined by way of an integrated approach. To appropriately manage its risks, the responsibilities are summarized below: First Line 191 Represented by the Business, Support or Community areas, it is directly responsible for identifying, assessing, responding to, monitoring and reporting risks, aiming at adjusting Itaú’s risk appetite. Second Line Represented by the Risk Department, its purpose is to ensure, in an independent and centralized manner, that Itaú’s risks are managed in accordance with the established policies and procedures in order to define parameters for the risk management process and its supervision. Compliance and Operational Risk Office (DCOR) It is responsible for enabling the operational risk management through a risk-based approach that includes: - the monitoring of the effectiveness of the operational risk management carried out by the first line; - the issue of an independent opinion on the control environment, including the preparation of periodic reports to comply with the regulations in effect; - the development and provision of methodologies and tools to enable the operational risk management. The DCOR is independent to exercise its duties and has direct communication with any management member or employee and access to any information required within the scope of its responsibilities. Chief Risk Officer (CRO) It is incumbent on the CRO to approve the DCOR’s mission and the strategic goals, as well as the Operation Units covered, which result in the annual strategic planning. The responsibilities of the Local and Regional CROs in the International Units are described in the specific procedure. Third Line It is represented by the Internal Audit Department, which is segregated and independent from the other departments in Itaú, and its responsibilities are detailed in a specific policy. The issue of an independent opinion on the control environment is reported to the proper authorities. The main forums of this structure are: Board of Directors – CA The Board of Directors is responsible for: - Supervising the institution’s risks associated with the development, implementation and performance of the risk management structure on an independent and objective basis, including its improvement; - Supported by the CGRC, the CRO and the Risk Department, defining and adjusting the policies, processes, reports, systems and models used in risk management to the institution’s risk appetite statement and strategic goals; - Promoting the dissemination of the institution’s risk management culture; - Ensuring that the compensation structure adopted by the institution does not encourage behaviors incompatible with the levels of risk appetite set out. 192 Risk and Capital Management Committee – CGRC - It supports the Board of Directors in the performance of its responsibilities with respect to the management of risks and capital of the institution by submitting reports and recommendations on these topics for the resolution of the Board of Directors. Audit Committee – CAud Independent assessment, with the support of the Internal Audit Department, of the activities carried out by the institution, enabling senior management to assess the adequacy of controls, the effectiveness of risk management and the compliance with rules and regulations. c. whether and how the efficiency of internal controls is overseen by the issuer’s management, indicating the position of the people responsible for such monitoring Management has established governance mechanisms, such as periodic certification of controls and verification of adherence to policies and procedures. To ensure that the risk management process is disclosed and reported to the institution’s senior management, together with the respective status of action plans, the organization counts on the support of the Committees listed in item b) above, as defined in the Risk Management Policy. d. deficiencies in and recommendations on the internal controls included in the detailed report prepared and forwarded to the issuer by the independent auditor, in accordance with the CVM regulation addressing the registration and exercise of the independent audit activity We did not note any significant deficiencies in internal controls related to the financial statements in the independent auditor’s report. However, we should emphasize that action plans for other deficiencies and recommendations indicated by the independent auditor are monitored and reported to the senior management by multidisciplinary committees, with the presence of representatives of the Internal Audit and Operational Risk departments. Additionally, the results of this monitoring are periodically reported to the Company’s Executive Committee and Audit Committee. e. officers’ comments on the deficiencies stated in the detailed report prepared by the independent auditor and on any corrective measures adopted We did not note any significant deficiencies in internal controls in the independent auditor’s report. 5.3. In relation to the internal integrity mechanisms and procedures adopted by the issuer to prevent, detect and remedy deviations, frauds, irregularities and illicit acts against national or foreign public administration, inform: a. whether the issuer has rules, policies, procedures or practices aimed at the prevention, detection and remediation of deviations, frauds, irregularities and illicit acts against public administration bodies, and identify, if applicable: i. key integrity mechanisms and procedures adopted and their adequacy to the profile and risks identified by the issuer, informing how often the risks are reassessed and policies, procedures and practices are adjusted 193 Itaú Unibanco has a number of integrity rules and procedures formalized in its Code of Ethics and Conduct, the Supplier Relationship Code and several corporate policies suitable for the profile and risks of the institution. The main related policies are: Corruption Prevention; Prevention of Unlawful Acts, Integrity, Ethics and Conduct, Compliance, Risk Management and Governmental and Institutional Relations policies. Specific guidelines are in place for the relations and contacts with public officials in the Governmental and Institutional Relations and the Integrity, Ethics and Conduct policies, and in internal procedures. The policies are revised every two years at most and the Code of Ethics and Conduct and the Supplier Relationship Code are revised every three years. These documents, as well as the related procedures, may be updated before these terms expire, as these processes are constantly reassessed in accordance with best practices and market dynamics. The Code of Ethics and Conduct and the policies are available on the website: www.itau.com.br/investor-relations> Itaú Unibanco > Corporate Governance > Policies. The Supplier Relationship Code is available on the website: www.itau.com.br/investor-relations > Supplier Relationship Code. Our risk management model consists of three lines: Business areas, Risk Department and Internal Audit Department, which reports to the Board of Directors. Each line has the obligation to ensure compliance with corporate guidelines by way of an integrated approach, and a clear segregation of roles and responsibilities, as published in the Itaú Unibanco’s Integrated Annual Report (https://www.itau.com.br/relacoes-cominvestidores/ relatorio-anual-integrado/). Our processes, products and services must be periodically assessed regarding their compliance with the applicable rules, commitments signed with the regulatory bodies and requirements related to the Code of Ethics and Conduct. To contribute to the proper risk management, we use a risk management methodology made up of the identification, assessment, measurement, risk control and response, monitoring and reporting stages. Our key preventive mechanisms are linked to the “Know your Client” (KYC), “Know your Partner” (KYP), “Know your Supplier” (KYS), “Know your Employee (KYE)” processes, with a specific monitoring for PEPs (Politically Exposed Persons). We carry out a structured monitoring using data to identify any non-compliance with the Code of Ethics and Conduct, such as frauds, misconduct, illicit acts, including monitoring and analysis of suspicious operations or situations, risk assessment for new products and services, among others. This process enables an effective, timely and comprehensive risk management. Any suspicious transactions identified are reported .to the Regulator. Any identified deviations must be addressed and subject to consequence management, when applicable. The Institution also carries out risk management by monitoring indicators, key control tests, risk diagnoses, audit engagements, assessments conducted by external consulting firms, monitoring of standards, trends and complaints, among others. The governance and performance of the processes based on the aforementioned documents compose the Itaú Unibanco’s Integrity and Ethics Program, whose pillars are the following dimensions: i) Senior Management Commitment, ii) Policies and Procedures, iii) Education and 194 Communication, iv) Monitoring, v) Channels for Reporting Ethical Misconduct, Questions, and Illicit Acts. The risks related to the Program are periodically reassessed, continuously seeking the best domestic and international practices to prevent and fight deviations, frauds, irregularities and illicit acts and, consequently, improving at all times its integrity mechanisms and procedures. On a preventive basis, Itaú Unibanco continuously invests in training its eligible employees and management members and also in recurring communication campaigns. Itaú Unibanco’s efforts to fight and prevent corruption and fraud have been publicly recognized by the Office of the Federal Controller General (CGU) in partnership with the Ethos Institute through the approval of Itaú Unibanco as a Pro-Ethics Company for the fifth consecutive year. In this latest edition, of the 367 companies participating in the 2022-2023 biennial, 84 companies were approved and recognized by the CGU in November 2023. For further information, please see section the 2024 ESG Report, available on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > Results and reports > Integrated Annual Report > 2024 ESG Report. In addition to the risk management procedures shown above, Itaú Unibanco has channels with mechanisms for identifying and addressing potential risks, related deviations, frauds, irregularities and/or illicit acts, as highlighted below: Ethics Consultancy It is a channel, managed by the Compliance and Operational Risk Office (DCOR), for receiving questions from employees and management members about ethics in business, in relationships, including those with the public administration, and in situations of conflicts of interests, with discretion and option for confidentiality. Guidelines provided aim at mitigating Itaú’s exposure and that of the person who inquired about acts that may characterize ethical deviation, on a preventive and educational basis. Based on the demand and repetition of the type of consultation, the Ethics Consultancy conducts guiding campaigns for specific topics. This channel is also engaged in the risk appetite governance, following the constant social and working model evolutions and changes. If a situation requiring investigation into a possible misconduct or non-compliance with the Code is identified, it is submitted to the Inspector’s Office (Financial Crime Prevention Office), which will address the situation. Internal Ombudsman’s Office The Internal Ombudsman’s Office channel provides guidance and advice and handles complaints and grievances – always ensuring the option for confidentiality – on violations of our principles and commitments, ethical deviations, situations like harassment, discrimination and disrespect, among other improper behaviors and practices that are contrary to our institutional policies. It is a channel that reports directly to the Institution’s CEO’s Office. Whistleblowing Channel (Inspector’s Office) It is the channel for communicating reports, which can be anonymous, involving illicit acts, such as internal fraud, money laundering, corruption, irregular sale of products and leakage of information, among other situations of misconduct, fraud and corruption. 195 The channel is available for any person 24 hours a day, 7 days a week. The Financial Crime Prevention Office, through the activities carried out by the Inspector’s Office, is responsible for investigating the reports received by the Whistleblowing Channel and, when irregularities or misconduct are identified, measures are taken at the administrative level, based on the internal policies and the Code of Ethics and Conduct, and, when applicable, at the criminal and civil levels. The process also includes preventive and detective revisions and actions, working on root causes to combat irregularities. When whistleblowers are identified, they receive a confirmation of the receipt of the report and, subsequently, information regarding the completion of the matter. After the investigation and if an irregularity or practice of wrongdoing is confirmed, consequence management is applied with those involved. Audit Committee It is a channel to communicate errors and frauds in internal control and accounting and auditing activities, as well as the non-compliance with legal and regulatory provisions and internal rules that may jeopardize the organization's continuity. After learning about the facts, the Audit Committee assesses their relevance, in accordance with the criteria established by CMN and CNSP and, if applicable, immediately determines that an investigation must be carried out, within a previously stipulated period. This investigation can be carried out by the Audit Committee itself, the Internal Executive Audit Office or a third party hired at the Committee's request. Any non-compliance with the guidelines by Itaú Unibanco’s employees and management members is subject to administrative penalties. Failures in processes related to the topics are subject to a process for control improvement and creation. ii. the organizational structures involved in monitoring the operation and efficiency of the integrity mechanisms and internal procedures, indicating their duties, whether their establishment was formally approved, the issuer’s bodies to which they report, and mechanisms to ensure the independence of their members, if applicable The Compliance and Operational Risk Office (DCOR) and the Financial Crime Prevention Office (anti-money laundering, frauds, corruption and other misconduct) report to the Chief Risk Officer (CRO) of the Itaú Unibanco conglomerate and are responsible for coordinating the identification of major risks associated with deviations, frauds, irregularities and illicit acts, such as corruption, practiced against the public or private administration and for evaluating the needs for adjusting the practices, with the support of other departments, such as the Internal Ombudsman’s Office, the Legal Department and Governmental and the Institutional Relations Department. The duties of these departments are defined in the Corporate Corruption Prevention Policy and the Corporate Policy for the Prevention of Unlawful Acts, and are supplemented by the definitions in the Operational Risk Management Policy and the Compliance Policy, which define the duties of the second line, which is represented by the Risk Department. These departments are independent to exercise their duties, have direct communication with any management member or employee, access to any information required to perform their activities and are not allowed to manage any business or processes that may compromise their independence or generate conflicts of interest. Their targets and compensation cannot be linked to the performance of the business areas. 196 Itaú Unibanco’s management is structured in a way to ensure that issues involving risks are widely discussed and decisions are made by joint bodies. The main bodies involved in the regulatory risk and compliance management and their main duties are presented below: • Board of Directors: It is the main body responsible for establishing the guidelines, policies and authority levels for risk management. The duties of the Board of Directors and the details of the committees directly related to it are described in the Corporate Governance Policy. • Audit Committee: Among its responsibilities to manage the regulatory risk, it validates the Compliance Policy, annually assesses the Compliance Management structure and verifies the communication of the policy to all relevant employees and outsourced service providers, and assesses the dissemination of integrity and ethical conduct standards and the adoption of corrective measures for failures identified. The responsibilities of the Audit Committee are detailed in the Audit Committee Regulations. • Risk and Capital Management Committee (CGRC): it supports the Board of Directors in the performance of its responsibilities with respect to the management of Itaú Unibanco’s risks and capital by submitting reports and recommendations for the resolution of the Board of Directors. • Superior Compliance and Operational Risk Council (CSCOR): its purpose is to understand the risks of Itaú Unibanco’s processes and business, setting guidelines for managing operational risks and analyzing the results arising from the operation of the Internal Control and Compliance System. • Integrity and Ethics Joint Bodies coordinated by the DCOR. These joint bodies are responsible for approving the guidelines related to Integrity, Ethics and Conduct topics, as well as monitoring, assessing and discussing understandings and cases. iii. whether the issuer has a code of ethics or conduct formally approved, indicating: • whether it applies to all officers, members of the supervisory council, members of the board of directors, and employees, as well as to third parties, such as suppliers, service providers, intermediaries and associates The Code of Ethics and Conduct applies to officers, Board members, employees and third parties of the Itaú Unibanco Conglomerate in Brazil and abroad. In addition to the Code of Ethics and Conduct, we have the Supplier Relationship Code, specific for third parties, and several policies, such as the Integrity, Ethics and Conduct Policy, Policy for the Prevention of Unlawful Acts and Corruption Prevention Policy, which establish principles and procedures to guide and ensure the dissemination of ethical behaviors and the adoption of proper conduct by all stakeholders. Employees and management members annually sign up to the Integrity Policies, stating they have access to and are aware of the principles and guidelines of the Code of Ethics and Conduct and related policies/documents: • Corporate Policy on Integrity, Ethics, and Conduct and associated corporate rules; • Itaú Unibanco’s Commitment to Human Rights; • Supplier Relationship Code; • Corporate Information Security and Cyber Security Policy; • Corporate Corruption Prevention Policy; • Corporate Policy for the Prevention of Unlawful Acts; 197 • Policy on Governmental and Institutional Relations; • Client Relations Policy; • Compliance Policy; • Operational Risk Management Policy; • Manual of Guidance on Harassment and Discrimination in Labor Relations; • Policy of Guidance and Application of Disciplinary Measures. Itaú Unibanco’s Code of Ethics and Conduct is approved by the Board of Directors. Additionally, to be registered as a supplier or service provider of the Conglomerate, the company must state that they are aware of and accept, among other documents, the Itaú Unibanco’s Code of Ethics and Conduct and the Supplier Relationship Code. Suppliers also receive the Environmental and Social and Positive Impact Guide for Suppliers, which is a supplement to the Supplier Relationship Code and is aimed at sharing Itaú Unibanco’s guidelines and good practices across its supply chain. • whether and how often officers, members of the supervisory council, members of the board of directors, and employees undergo training on the code of ethics or code of conduct and other related rules The training of officers and employees is valid for two years, based on the date the officer/employee completes the previous cycle, and the topics addressed are: • Ethics and Compliance • Corruption Prevention • Relationships with Suppliers • Anti-Money Laundering • Information Security • Brazilian General Data Protection Law (LGPD) Additionally, over the year, lectures, training for specific areas and periodic corporate communications are provided addressing topics related to the Code of Ethics and Conduct. The members of the Board of Directors attend, at least every two years, lectures/training addressing prevention of unlawful acts, such as money laundering, terrorism financing, proliferation of weapons of mass destruction and corruption. Itaú provides to its suppliers a literacy platform, in addition to annual workshops to disseminate content on ESG topics, which include Integrity, Ethics and Conduct. • any penalties applicable for breaching the code or other related rules, identifying the document in which these penalties are provided for Any non-compliance with the guidelines of the Code of Ethics and Conduct and other policies mentioned above is subject to administrative penalties set forth in Itaú Unibanco’s internal rules. This provision is included in the Code of Ethics and Conduct. Based on the gravity of the situation, the penalties provided for range from receiving feedback/guidance, warning to termination with or without just cause, in addition to the penalties set forth in law, action for damages, reduction of scope and termination of contracts for suppliers. • the body that approved the code, date of approval, and, if the issuer discloses the code of conduct, where on the web this document can be found 198 Itaú Unibanco’s Code of Ethics and Conduct was approved by the Board of Directors of Itaú Unibanco Holding S.A. on September 29, 2022 and underwent a spot review in September 2024, which was also approved by the Board of Directors. In 2025, the document wi ll be reviewed, in accordance with the internal governance. The document is available on Itaú’s intranet and Internet page on: www.itau.com.br/investorrelations > Itaú Unibanco > Corporate Governance > Code of Ethics and Conduct, and also at our Integrity and Ethics page on: https://www.itau.com.br/investor-relations /integrity/. It is also available to suppliers on https://www.itau.com.br/fornecedores. b. whether the issuer has a whistleblowing channel, indicating, if applicable: i. whether it is an internal channel or run by third parties Itaú Unibanco has a Whistleblowing Channel for receiving reports of unlawful acts that involve its employees, management members and service providers of the Itaú Unibanco Conglomerate in accordance with Resolution No. 4,859/2020 of the National Monetary Council (CMN). This channel is under the management of Itaú Unibanco from the reception, screening, investigation to any measures. ii. whether the channel can receive complaints from third parties or only from employees The Whistleblowing Channel is available to any person, such as clients, third parties, suppliers, partners and employees, and it can be accessed as follows: External stakeholders: Corporate website: https://www.itau.com.br/atendimento-itau/para-voce/denuncia/ or; - Corporate website suppliers: https://www.itau.com.br/fornecedores Internal stakeholders: Online Inspector’s Office: Access through: Automation portal > online Inspector's office or click on here to access: https://resolva.servicosdecontratacao.prod.ops.aws.cloud.ihf/Web1/PB4/pa/ iii. whether mechanisms are in place to provide anonymity and protect whistleblowers in good faith The Whistleblowing Channel allows for the report to be made anonymously or to be identified and makes it clear that our Integrity, Ethics and Conduct Policy establishes that the confidentiality and the protection of the whistleblower’s identity is assured and that those who, in good faith, complain or report any complaint, suspicion, doubt or concern related to possible breaches of the Institution’s guidelines may not be retaliated. Management members or employees who retaliate or who attempt to retaliate against someone who, in good faith, communicates ethical deviations or other behavioral deviations are subject to specific investigation and possible consequence management. iv. issuer’s body responsible for investigating complaints The Financial Crime Prevention Office is currently responsible for receiving and investigating complaints about unlawful acts through the institutional Whistleblowing Channel. In the event a specific complaint cannot be assessed due to a possible conflict of interests, a procedure provides for that the investigation must be overseen by the Internal Executive Audit Office. 199 Additionally, for governance reasons, the internal rules establish the following departments to address the issue according to the person involved: Person Reported/Involved Investigation, recommendation and validation Up to Superintendent level Financial Crime Prevention Office Offices (except for members of the Executive Committee) Internal Executive Audit Office and Financial Crime Prevention Office Audit Officers Board of Directors and Audit Committee and Financial Crime Prevention Office Members of the Audit Committee or Board of Directors Internal Executive Audit Office Members of the Executive Committee According to item 2.1 of this Rule For members of the Executive Committee we have specific rules, as follows: Situations involving facts that qualify as crimes (for example: money laundering, corruption, fraud, sexual harassment, discrimination, among others): Person Reported/Involved Investigation and recommendation Validation of the recommendation Members of the Executive Committee (except for the Chief Executive Officer – CEO) Internal Executive Audit Office + alignment of the recommendation with the CEO Co-chairmen of the Board of Directors CEO Internal Executive Audit Office Co-chairmen of the Board of Directors Situations involving any non-compliance with an internal policy or misconduct (for example: conflicts of interest, electoral donations, conflicting external activity, among others). Person Reported/Involved Investigation and recommendation Validation of the recommendation Members of the Executive Committee (except for the CRO + CEO) Corporate Compliance Office or Financial Crime Prevention Office + notification to the Internal Executive Audit Office CEO CRO Internal Executive Audit Office CEO CEO Internal Executive Audit Office Co-chairmen of the Board of Directors Any fraud committed by the Institution’s management members, regardless of the amounts involved, must be reported to the Audit Committee. The Internal Executive Audit Office may also report the other cases to this Committee. Other topics, such as moral harassment or interpersonal conflicts, among others, will be investigated by the Internal Ombudsman’s Office that will recommend them for validation by the 200 CEO. If the CEO is involved, the Co-chairmen of the Board of Directors will be asked to validate the recommendation. c. number of confirmed cases in the past three (3) years of deviations, frauds, irregularities and illicit acts against public administration bodies and remediation measures adopted We did not receive any reports of unlawful acts performed against public administration bodies in our Whistleblowing Channel. d. if the issuer does not have rules, policies, procedures or practices aimed at the prevention, detection and remediation of deviations, frauds, irregularities and illicit acts committed against the public administration, identify the reasons why the issuer has not adopted controls in this regard Not applicable, since the Issuer has rules, policies, procedures or practices aimed at the prevention, detection and remediation of deviations, frauds, irregularities and illicit acts against public administration bodies. 5.4. State whether, in the previous year, there were significant changes in the main risks to which the issuer is exposed or in the risk management policy adopted, and comment on any expected increase or decrease in the issuer’s exposure to such risks In the last fiscal year there were no significant changes in the main risks to which we are exposed. 5.5. Supply other information that the issuer may deem relevant The Risk Appetite, reported to the CGRC and Board of Directors, as described in item 5.1. II), aims to monitor and establish Itaú's adherence to the risks tolerated by the organization. More details on the work of this committee in item 7.2.a and on the Risk Appetite in the Integrated Annual Report: https://www.itau.com.br/relacoes-com-investidores/en/results-andreports/ integrated-annual-report/ 201 6.1/6.2 - STOCKHOLDING POSITION BASE DATE 04.17.2025 Itaú Unibanco Holding S.A. Ordinary Shares % Preferrend Shares % Total % IUPAR - Itaú Unibanco Participações S.A. 2,820,492,844 51.713% - - 2,820,492,844 26.153% Nationality: Brasileira CNPJ (**) 04.676.564/0001-08 Itaúsa S.A. 2,138,297,234 39.205% 186,255 0.003% 2,138,483,489 19.829% Nationality: Brasileira CNPJ (**) 61.532.644/0001-15 BlackRock, INC - - 384,917,606 7.221% 384,917,606 3.569% Nationality: American CNPJ (**) n/a GQG Partners LLC - - 266,554,591 5.001% 266,554,591 2.472% Nationality: American CNPJ (**) n/a Treasury - - 953,901 0.018% 953,901 0.009% Others 495,329,317 9.082% 4,677,817,135 87.757% 5,173,146,452 47.968% Total 5,454,119,395 100.000% 5,330,429,488 100.000% 10,784,548,883 100.000% (*) Individual Taxpayer’s Registry (CPF) (**) National Register of Legal Entity (CNPJ) BASE DATE 12.31.2024 IUPAR - Itaú Unibanco Part. S.A. Ordinary Shares % Preferrend Shares % Total % Itaúsa S.A. 355,227,092 50.000% 350,942,273 100.000% 706,169,365 66.532% Nationality: Brasileira CNPJ (**) 61.532.644/0001-15 Cia. E. Johnston de Participações 355,227,092 50.000% - - 355,227,092 33.468% Nationality: Brasileira CNPJ (**) 04.679.283/0001-09 Total 710,454,184 100.000% 350,942,273 100.000% 1,061,396,457 100.000% BASE DATE 12.31.2024 Cia. E. Johnston de Part. Ordinary Shares % Preferrend Shares % Total % Fernando Roberto Moreira Salles 3,274,000 50.000% 6,548,000 50.000% 9,822,000 50.000% Nationality: Brasileira CPF (*) 002.938.068-53 Pedro Moreira Salles 2,881,120 44.000% 5,762,240 44.000% 8,643,360 44.000% Nationality: Brasileira CPF (*) 551.222.567-72 João Moreira Salles 392,880 6.000% 785,760 6.000% 1,178,640 6.000% Nationality: Brasileira CPF (*) 295.520.008-58 Total 6,548,000 100.000% 13,096,000 100.000% 19,644,000 100.000% 202 BASE DATE 03.31.2025 Itaúsa S.A. Ordinary Shares % Preferrend Shares % Total % Companhia ESA 29,102,309 0.781% 0 0.000% 29,102,309 0.268% Nationality: Brasileira CNPJ (**) 52.117.397/0001-08 Fundação Itaú 429,996,161 11.538% 52,811,594 0.742% 482,807,755 4.452% Nationality: Brasileira CNPJ (**) 59.573.030/0001-30 Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência 573,765,349 15.396% 143,884,403 2.021% 717,649,752 6.618% Nationality: Brasileira CNPJ (**) 60.480.480/0001-67 Rudric ITH Participações Ltda. 3,112,345 0.084% 2,462,517 0.035% 5,574,862 0.051% Nationality: Brasileira CNPJ (**) 67.569.061/0001-45 Alfredo Egydio Arruda Villela Filho 476,637,215 12.790% 278,901,091 3.918% 755,538,306 6.967% Nationality: Brasileira CPF (*) 066.530.838-88 Ana Lúcia de Mattos Barreto Villela 476,637,180 12.790% 260,162,841 3.655% 736,800,021 6.794% Nationality: Brasileira CPF (*) 066.530.828-06 Ricardo Villela Marino 238,588,990 6.402% 184,688,829 2.595% 423,277,819 3.903% Nationality: Brasileira CPF (*) 252.398.288-90 Rodolfo Villela Marino 238,659,807 6.404% 184,804,606 2.596% 423,464,413 3.905% Nationality: Brasileira CPF (*) 271.943.018-81 Paulo Setubal Neto 40,724 0.001% 510,387 0.007% 551,111 0.005% Nationality: Brasileira CPF (*) 638.097.888-72 Carolina Marinho Lutz Setubal 50,709,163 1.361% 17,358,417 0.244% 68,067,580 0.628% Nationality: Brasileira CPF (*) 077.540.228-18 Julia Guidon Setubal Winandy 50,709,163 1.361% 17,358,417 0.244% 68,067,580 0.628% Nationality: Brasileira CPF (*) 336.694.358-08 Paulo Egydio Setubal 50,709,163 1.361% 17,358,417 0.244% 68,067,580 0.628% Nationality: Brasileira CPF (*) 336.694.318-10 Fernando Setubal Souza e Silva 27,577,482 0.740% 13,571,455 0.191% 41,148,937 0.379% Nationality: Brasileira CPF (*) 311.798.878-59 Guilherme Setubal Souza e Silva 27,577,620 0.740% 12,818,604 0.180% 40,396,224 0.373% Nationality: Brasileira CPF (*) 269.253.728-92 Tide Setubal Souza e Silva Nogueira 27,578,048 0.740% 14,309,095 0.201% 41,887,143 0.386% Nationality: Brasileira CPF (*) 296.682.978-81 Olavo Egydio Setubal Júnior 13,520,543 0.363% 54,443,533 0.765% 67,964,076 0.627% Nationality: Brasileira CPF (*) 006.447.048-29 Bruno Rizzo Setubal 40,392,109 1.084% 64,932 0.001% 40,457,041 0.373% Nationality: Brasileira CPF (*) 299.133.368-56 Camila Setubal Lenz Cesar 40,392,110 1.084% 67,767 0.001% 40,459,877 0.373% Nationality: Brasileira CPF (*) 350.572.098-41 Luiza Rizzo Setubal Kairalla 40,392,116 1.084% 76,488 0.001% 40,468,604 0.373% Nationality: Brasileira CPF (*) 323.461.948-40 Roberto Egydio Setubal 70,125,984 1.882% 26,510,602 0.372% 96,636,586 0.891% Nationality: Brasileira CPF (*) 007.738.228-52 Mariana Lucas Setubal 32,023,315 0.859% 11,984,050 0.168% 44,007,365 0.406% Nationality: Brasileira CPF (*) 227.809.998-10 Paula Lucas Setubal 32,023,315 0.859% 11,984,050 0.168% 44,007,365 0.406% Nationality: Brasileira CPF (*) 295.243.528-69 José Luiz Egydio Setubal 107,497,497 2.884% 51,121,423 0.718% 158,618,920 1.463% Nationality: Brasileira CPF (*) 011.785.508-18 Beatriz de Mattos Setubal 8,666,363 0.233% 378,964 0.005% 9,045,327 0.083% Nationality: Brasileira CPF (*) 316.394.318-70 Gabriel de Mattos Setubal 8,666,363 0.233% 378,964 0.005% 9,045,327 0.083% Nationality: Brasileira CPF (*) 348.338.808-73 Olavo Egydio Mutarelli Setubal 8,666,363 0.233% 378,964 0.005% 9,045,327 0.083% Nationality: Brasileira CPF (*) 394.635.348-73 Alfredo Egydio Setubal 133,551,996 3.584% 53,254,087 0.748% 186,806,083 1.723% Nationality: Brasileira CPF (*) 014.414.218-07 Alfredo Egydio Nugent Setubal 2,684 0.000% 271 0.000% 2,955 0.000% Nationality: Brasileira CPF (*) 407.919.708-09 Marina Nugent Setubal 2,684 0.000% 271 0.000% 2,955 0.000% Nationality: Brasileira CPF (*) 384.422.518-80 Ricardo Egydio Setubal 133,490,831 3.582% 53,742,691 0.755% 187,233,522 1.727% Nationality: Brasileira CPF (*) 033.033.518-99 Marcelo Ribeiro do Valle Setubal 2,724 0.000% 376,147 0.005% 378,871 0.003% Nationality: Brasileira CPF (*) 230.936.378-21 Rodrigo Ribeiro do Valle Setubal 2,724 0.000% 376,147 0.005% 378,871 0.003% Nationality: Brasileira CPF (*) 230.936.298-02 Patricia Ribeiro do Valle Setubal 2,724 0.000% 350,432 0.005% 353,156 0.003% Nationality: Brasileira CPF (*) 230.936.328-62 BlackRock, Inc 0 0.000% 0 0.000% 0 0.000% Nationality: American CNPJ (**) n/a Treasury - - 2,890,452 0.041% 2,890,452 0.027% Others 355,944,191 9.551% 5,648,408,639 79.356% 6,004,352,830 55.367% Total 3,726,767,355 100.000% 7,117,789,547 100.000% 10,844,556,902 100.000% 203 BASE DATE 12.31.2024 Companhia ESA Ordinary Shares % Total % Rudric ITH Participações Ltda. 3,112,345 0.133% 3,112,345 0.133% Nationality: Brasileira CNPJ (**) 67.569.061/0001-45 Alfredo Egydio Arruda Villela Filho 476,637,215 20.387% 476,637,215 20.387% Nationality: Brasileira CPF (*) 066.530.838-88 Ana Lúcia de Mattos Barreto Villela 476,637,180 20.387% 476,637,180 20.387% Nationality: Brasileira CPF (*) 066.530.828-06 Ricardo Villela Marino 238,588,990 10.205% 238,588,990 10.205% Nationality: Brasileira CPF (*) 252.398.288-90 Rodolfo Villela Marino 238,659,807 10.208% 238,659,807 10.208% Nationality: Brasileira CPF (*) 271.943.018-81 Paulo Setubal Neto 40,724 0.002% 40,724 0.002% Nationality: Brasileira CPF (*) 638.097.888-72 Carolina Marinho Lutz Setubal 50,709,163 2.169% 50,709,163 2.169% Nationality: Brasileira CPF (*) 077.540.228-18 Julia Guidon Setubal Winandy 50,709,163 2.169% 50,709,163 2.169% Nationality: Brasileira CPF (*) 336.694.358-08 Paulo Egydio Setubal 50,709,163 2.169% 50,709,163 2.169% Nationality: Brasileira CPF (*) 336.694.318-10 Fernando Setubal Souza e Silva 27,577,482 1.180% 27,577,482 1.180% Nationality: Brasileira CPF (*) 311.798.878-59 Guilherme Setubal Souza e Silva 27,577,620 1.180% 27,577,620 1.180% Nationality: Brasileira CPF (*) 269.253.728-92 Tide Setubal Souza e Silva Nogueira 27,578,048 1.180% 27,578,048 1.180% Nationality: Brasileira CPF (*) 296.682.978-81 Olavo Egydio Setubal Júnior 13,520,543 0.578% 13,520,543 0.578% Nationality: Brasileira CPF (*) 006.447.048-29 Bruno Rizzo Setubal 40,392,109 1.728% 40,392,109 1.728% Nationality: Brasileira CPF (*) 299.133.368-56 Camila Setubal Lenz Cesar 40,392,110 1.728% 40,392,110 1.728% Nationality: Brasileira CPF (*) 350.572.098-41 Luiza Rizzo Setubal Kairalla 40,392,116 1.728% 40,392,116 1.728% Nationality: Brasileira CPF (*) 323.461.948-40 Roberto Egydio Setubal 70,125,984 2.999% 70,125,984 2.999% Nationality: Brasileira CPF (*) 007.738.228-52 Mariana Lucas Setubal 32,023,315 1.370% 32,023,315 1.370% Nationality: Brasileira CPF (*) 227.809.998-10 Paula Lucas Setubal 32,023,315 1.370% 32,023,315 1.370% Nationality: Brasileira CPF (*) 295.243.528-69 José Luiz Egydio Setubal 107,497,497 4.598% 107,497,497 4.598% Nationality: Brasileira CPF (*) 011.785.508-18 Beatriz de Mattos Setubal 8,666,363 0.371% 8,666,363 0.371% Nationality: Brasileira CPF (*) 316.394.318-70 Gabriel de Mattos Setubal 8,666,363 0.371% 8,666,363 0.371% Nationality: Brasileira CPF (*) 348.338.808-73 Olavo Egydio Mutarelli Setubal 8,666,363 0.371% 8,666,363 0.371% Nationality: Brasileira CPF (*) 394.635.348-73 Alfredo Egydio Setubal 133,551,996 5.712% 133,551,996 5.712% Nationality: Brasileira CPF (*) 014.414.218-07 Alfredo Egydio Nugent Setubal 2,684 0.000% 2,684 0.000% Nationality: Brasileira CPF (*) 407.919.708-09 Marina Nugent Setubal 2,684 0.000% 2,684 0.000% Nationality: Brasileira CPF (*) 384.422.518-80 Ricardo Egydio Setubal 133,490,831 5.710% 133,490,831 5.710% Nationality: Brasileira CPF (*) 033.033.518-99 Marcelo Ribeiro do Valle Setubal 2,724 0.000% 2,724 0.000% Nationality: Brasileira CPF (*) 230.936.378-21 Patricia Ribeiro do Valle Setubal 2,724 0.000% 2,724 0.000% Nationality: Brasileira CPF (*) 230.936.328-62 Rodrigo Ribeiro do Valle Setubal 2,724 0.000% 2,724 0.000% Nationality: Brasileira CPF (*) 230.936.298-02 Total 2,337,959,345 100.000% 2,337,959,345 100.000% 204 6.3. - Distribution of Capital Date of last general stockholders' meeting/ Date of last update 04/17/2025 Number of stockholders - individuals (units) 512,628 Number of stockholders - companies (units) 12,896 Number of institutional investors (units) 1,382 Outstanding shares Outstanding shares correspond to the lssuer's total shares, except for those held by the parent company, the people related to the latter, the lssuer's management members, and treasury shares. Number of common shares (units) 442,845,595 8.119% Number of preferred shares (units) 5,279,280,090 99.040% Total 5,722,125,685 53.059% 6.4. Relevant companies in which the issuer has an interest Social Denomination Corporate Taxpayer ID (CNPJ) Issuer´s participation (%) Banco Itaú Uruguay S.A. 11.929.613/0001-24 100.000000 Banco Itaucard S.A. 17.192.451/0001-70 100.000000 Itaú Chile Inversiones, Servicios Y Administracion S.A. 08.988.150/0001-67 99.999470 IGA Participações S.A. 04.238.150/0001-99 100.000000 Itaú Consultoria de Valores Mobiliários e Participações S.A. 58.851.775/0001-50 100.000000 Banco Itaú Chile 12.262.596/0001-87 26.299650 Itaú Corretora de Valores S.A. 61.194.353/0001-64 99.999990 BASE DATE 12.31.2024 Rudric ITH Participações Ltda. Ordinary Shares % Total % Ricardo Villela Marino 37,507,724 50.000% 37,507,724 50.000% Nationality: Brasileira CPF (*) 252.398.288-90 Rodolfo Villela Marino 37,507,724 50.000% 37,507,724 50.000% Nationality: Brasileira CPF (*) 271.943.018-81 Total 75,015,448 100.000% 75,015,448 100.000% 205 Itaú Rent Administração e Participações Ltda. 02.180.133/0001-12 14.31168 Itaú Seguros S.A. 61.557.039/0001-07 0.000220 Itaú Unibanco S.A. 60.701.190/0001-04 100.000000 ITB Holding Brasil Participações Ltda. 04.274.016/0001-43 0.000001 Oca S.A. 08.988.128/0001-17 100.000000 Redecard Instituição de Pagamento S.A. 01.425.787/0001-04 19.378540 Itauseg Participações S.A. 07.256.507/0001-50 26.422550 Luizacred S.A. Soc. Crédito Financiamento Investimento 02.206.577/0001-80 50.000000 Itaú Unibanco Veículos Administradora de Consórcios Ltda. 42.421.776/0001-25 99.999990 Microinvest S.A. Sociedade de Crédito a Microempreendedor 05.076.239/0001-69 99.999990 Banco Itaú Veículos S.A. 61.190.658/0001-06 100.000000 Itauseg Saúde S.A. 04.463.083/0001-06 53.71873 Albarus S.A. 05.786.118/0001-00 1.751690 Itaú Administradora de Consórcios Ltda. 00.000.776/0001-01 0.001000 Itau BBA Assessoria Financeira S.A. 04.845.753/0001-59 99.950830 Itau BBA International (Cayman) Ltd. 05.706.252/0001-54 100.000000 6.5 Insert the issuer's shareholder organization chart and the economic group to which it belongs. indicating: a. all direct and indirect controlling shareholders and. if the issuer wishes. the shareholders with participation equal to or greater than 5% of a class or type of shares 206 Itaú Unibanco Holding S.A. IUPAR - Itaú Unibanco Participações Itaúsa S.A. 39.21% ON 19.83% Total 51.71% ON 26.15% Total 50.00% ON 100.00% PN 66.53% Total Free Float (*) (1) Cia. E . Johnston de Par ticipações 8.12% ON 99.04% PN 53.06% Total 50.00 % ON 33.47% Total Fami ly Egydio de Souza Aranha Fami ly Moreira Salles Free Float (*) (2) 100.00% Total 63.52% ON 17.84% PN 33.54% Total 36.22% ON 81.17% PN 65.72% Total Itaú Unibanco S.A. Banco Itaucard S.A. Itaú Consultoria de Valores Mobi liários e Participações S.A. OCA S.A. Itaú Corretora de Valores S.A. Itaú BBA Assessoria Financeira S.A. Banco Itaú Uruguay S.A. 100.00% Total 100.00% Total 100.00% ON 100.00% PN 100.00%Total 99.99% ON 100.00% PN 99.99%Total 100.00% ON 100.00% PN 100.00%Total 99.95% ON 99.95% PN 99.95%Total 100.00% ON 100.00% PN 100.00%Total Itaú Chi le Inversiones, Servicios Y Administracion S.A. 99.99% Total Banco Itaú Chi le 26.30% Total IGA Participações S.A. 100.00% ON 100.00% PN 100.00%Total Itauseg Saúde S.A. Itaú Rent Administração e Participações Ltda. 14.31%Total ITB Holding Brasi l Participações Ltda Banco Itaú Veículos S.A. Itaú Unibanco Veículos Administradora de Consórcios Ltda. Itauseg Participações S.A. Microinvest S.A. Sociedade de Crédito a Microempreendedor 100.00% Total 99.99% Total 26.42% Total 99.99% Total Redecard Instituição de Pagamento S.A. 19.38% Total Luizacred S.A. Soc. Crédito Financiamento Invest imento 50.00% Total 53.72% Total 0.000001% Total ON = common shares PN = preferred shares Base Date: 12.31.2024 (1) Base Date: 04.17.2025 Itaú Administradora de Consórcios Ltda. Itaú Seguros S.A. 0.001000% Total 0.000220% Total Albarus S.A. Itau BBA International (Cayman) Ltd. 1.75% Total 100.00% Total a) Direct and indirect controlling stockholders 207 Direct controlling stockholders Itaúsa S.A. IUPAR - Itaú Unibanco Participações S.A. lndirect controlling stockholders Alfredo Egydio Arruda Villela Filho Alfredo Egydio Nugent Setubal Alfredo Egydio Setubal Ana Lúcia de Mattos Barretto Villela Beatriz de Mattos Setubal Bruno Rizzo Setubal Camila Setubal Lenz Cesar Carolina Marinho Lutz Setubal Cia. E. Jonhston de Participações Companhia ESA Fernando Roberto Moreira Salles Fernando Setubal Souza e Silva Gabriel de Mattos Setubal Guilherme Setubal Souza e Silva João Moreira Salles José Luiz Egydio Setubal Julia Guidon Setubal Winandy Luiza Rizzo Setubal Kairalla Marcelo Ribeiro do Valle Setubal Mariana Lucas Setubal Marina Nugent Setubal Olavo Egydio Setubal Júnior Olavo Egydio Mutarelli Setubal Patrícia Ribeiro do Valle Setubal Paula Lucas Setubal Paulo Egydio Setubal Paulo Setubal Neto Pedro Moreira Salles Ricardo Egydio Setubal Ricardo Villela Marino Roberto Egydio Setubal Rodolfo Villela Marino Rodrigo Ribeiro do Valle Setubal Rudric ITH Participações Ltda. Tide Setubal Souza e Silva Nogueira b) Subsidiary and affiliated companies c) Issuer's ownership interest in the group companies d) Group companies' ownership interest in the issuer e) Companies under common control Company Name Participatio n in the Voting Capital (%) Participatio n in the Share Capital (%) Controlled or Subsidiary In Brazil 208 Itaú Unibanco S.A. 100.000000 100.000000 Subsidiary Redecard Instituição de Pagamento S.A. 19.378540 19.378540 Subsidiary Itaú Corretora de Valores S.A. 99.999997 99.999997 Subsidiary Itau BBA Assessoria Financeira S.A. 99.950832 99.950832 Subsidiary Itauseg Participações S.A. 26.422549 26.422549 Subsidiary IGA Participações S.A. 100.000000 100.000000 Subsidiary Itaú Consultoria de Valores Mobiliários e Participações S.A. 100.000000 100.000000 Subsidiary Luizacred S.A. Soc. Crédito Financiamento Investimento 50.000000 50.000000 Subsidiary Itauseg Saúde S.A. 53.718733 53.718733 Subsidiary Itaú Unibanco Veículos Administradora de Consórcios Ltda. 99.999999 99.999999 Subsidiary Itaú Rent Administração e Participações Ltda. 14.172704 14.172704 Subsidiary Microinvest S.A. Sociedade de Crédito a Microempreendedor 99.999999 99.999999 Subsidiary Banco Itaucard S.A. 100.000000 100.000000 Subsidiary Banco Itaú Veículos S.A. 100.000000 100.000000 Subsidiary Itaú Administradora de Consórcios Ltda. 0.001000 0.001000 Subsidiary Itaú Seguros S.A. 0.000220 0.000220 Subsidiary ITB Holding Brasil Participações Ltda. 0.000001 0.000001 Subsidiary Abroad Banco Itaú Chile 26.299648 26.299648 Subsidiary Banco Itaú Uruguay S.A. 100.000000 100.000000 Subsidiary Itaú Chile Inversiones. Servicios Y Administracion S.A. 99.999471 99.999471 Subsidiary Oca S.A. 100.000000 100.000000 Subsidiary Itau BBA International (Cayman) Ltd. 100.000000 100.000000 Subsidiary Albarus S.A. 1.751688 1.751688 Subsidiary Base-date: 12.31.2024 6.6. Supply other information that the issuer may deem relevant Additional information on items 6.1/6.2 a) Regarding the stockholding position of the stockholder BlackRock, Inc. (“BlackRock”), the Company informs that on March 3, 2011 it received the information, as provided for in Article 12 of CVM Resolution nº 44/2021, as amended by CVM Instruction nº 568/2015, that, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by the Company. Taking into consideration the many corporate events that took place at the Company since the acquisition of this interest, we present below the changes in BlackRock’s stockholding position, which represents 7.221% of the preferred shares and 3.569% of the total capital held by BlackRock. Statement of Changes in Blackrock's Stockholding Position Date Event Opening balance Event Closing balance 209 03/30/201 1 Opening balance at 03.30.2011, as provided by BlacKrocK (*) 159,335,737 - 159,335,737 11/01/201 1 stock split/reverse split according to notice of 09.01.2011 159,335,737 159,335,700 159,335,700 04/19/201 3 10% Bonus Share (ASM of 04.19.2013) 159,335,700 15,933,570 175,269,270 06/11/201 4 10% Bonus Share (ASM of 04.23.2014) 175,269,270 17,526,927 192,796,197 07/31/201 5 10% Bonus Share (ASM of 04.29.2015) 192,796,197 19,279,620 212,075,817 10/21/201 6 10% Bonus Share (ASM of 09.14.2016) 212,075,817 21,207,581 233,283,398 11/26/201 8 stocK split/reverse split according to notice of 11.01.2018 (ASM of 07.27.2018) 233,283,398 116,641,699 349,925,097 03/17/202 5 10% Bonus Share (Board of Directors' meeting of 02.05.2025) 349,925,097 34,992,509 384,917,606 (*) Ownership interest at base date 08.19.2010 provided by the Stockholder on March 30, 2011 b) With regard to the shareholding position of the shareholder GQG Partners LLC, on January 18, 2022, the company received information, in accordance with Article 12 of CVM Resolution 44/2021, that GQG Partners LLC now holds 253,506,105 preferred shares issued by the Company. Taking into consideration the many corporate events that took place at the Company since the acquisition of this interest, we present below the changes in GQG Partners LLC stockholding position, which represents 5.001% of the preferred shares and 2.472% of the total capital held by GQG Partners LLC. Statement of Changes in GQG Partners LLC Stockholding Position Date Event Opening balance Event Closing balance 01/18/202 2 On 01/18/2022, according to correspondence from GQG Partners LLC (*) 253,506,105 - 253,506,105 04/25/202 4 On 04/25/2024, according to correspondence from GQG Partners LLC (**) 253,506,105 -14,600,821 238,905,284 08/29/202 4 On 08/29/2024, according to correspondence from GQG Partners LLC (***) 238,905,284 3,417,072 242,322,356 03/17/202 5 10% bonus in shares (Board of Directors' meeting of 02.05.2025) 242,322,356 24,232,235 266,554,591 (*) Shareholding on the base date of 01/18/2022, provided by the shareholder on 01/18/2022. 210 (**) Shareholding on the base date of 04/25/2024, provided by the shareholder on 04/26/2024. (***) Inserted in the Reference Form on 08/29/2024 due to a stake of more than 5%. c) On February 24, 2022, the capital of Cia. E. Johnston de Participações "EJ", previously distributed among the brothers Fernando Roberto Moreira Salles, Walther Moreira Salles Júnior, Pedro Moreira Salles and João Moreira Salles, was divided between Fernando Roberto Moreira Salles, holder of 50% of EJ's capital and Pedro Moreira Salles and his son, João Moreira Salles, holders, respectively, of 44% and 6% of EJ's capital. Pedro Moreira Salles and João Moreira Salles are also members of the Board of Directors of Itaú Unibanco Holding. The brothers Walther Moreira Salles Júnior and João Moreira Salles therefore ceased to be shareholders of EJ, transferring their respective holdings to the remaining shareholders, Fernando and Pedro, and to the new shareholder, João, in share purchase and sale transactions. There was no change in the stake held by EJ in the capital of IUPAR, parent company of Itaú Unibanco Holding. Control of IUPAR continues to be exercised in accordance with the shareholders' agreement in force and, consequently, the transactions described did not result in any change in the management or governance of Itaú Unibanco Holding. Additional information on item 6.3 The number of individual and corporate stockholders and institutional investors stated in item 6.3 of this Form refers to the April 17, 2025 base date. The number of outstanding shares informed in item 6.3 of this Form refers to the April 17, 2025 base date. 211 7. General Stockholders’ Meetings and Management 7.1. Describe the main characteristics of the management bodies and supervisory council of the issuer, identifying: a. the main characteristics of the nomination and position filing policies, if applicable, and, if the issuer discloses them, where on the web the document can be found Our Nomination and Succession Policy is aimed at establishing minimum requirements for the nomination of members to the Board of Directors, Committees related to the Board of Directors and the Board of Officers of the financial institutions and other regulated companies of the Itaú Unibanco Conglomerate, as well as consolidating the internal procedures and formalizing the practices with respect to the succession of management members, in line with the regulation in force and the best market practices. Only highly-qualified professionals, with distinguished experience (technical, professional and academic), availability of time to perform the duties and high conduct and ethical standards in business, valuing sustainable relationships and practices that are compliant with laws, rules and regulations, always in line with our values and culture, in addition to the criteria established in the regulation in force, shall be nominated to the Board of Directors, Committees and the Board of Officers. The Nominating Policy was approved by the Nominating and Corporate Governance Committee in July 2024 and is available on our Investor Relations website: https://www.itau.com.br/relacoescom- investidores/en/policies/ > Policy on the Appointment and Succession of Executives. Meanwhile, the requirements to compose the Supervisory Council are established in its Internal Charter, approved by this body and also available on our website: https://www.itau.com.br/relacoes-com-investidores/regimentos-internos/> Internal Charter of the Supervisory Council. b. whether performance evaluation mechanisms are in place, informing, if applicable: i. the frequency of the evaluations and their scope ii. the methodology adopted and the main criteria used in the evaluations iii. whether external consulting or advisory services were engaged Our Board of Directors, its members and Chairperson (or Co-chairpersons), as well as the members of the committees related to the Board, are evaluated on an annual basis for the purpose of analyzing the performance of the management members, in accordance with the best corporate governance practices. The Secretary’s Office of the Board of Directors is also evaluated. The reelection of members of the Board of Directors and committees factors in their good performance in the period and the regular attendance at meetings during the previous term of office, as well as their experience and level of independence. The evaluation process consists of the following stages: self-evaluation by the members of the Board of Directors, cross-evaluation by the members of the Board of Directors (the members evaluate each other), evaluation of the Board of Directors itself by its members, evaluation of the Chairman of the Board (or Co-Chairmen) by its members, evaluation of the Committees by their members and evaluation of the Board by the Chief Executive Officer. The evaluation process is structured taking into account the specific characteristics/responsibilities of the Board of Directors, 212 its members, its Chairman (or Co-Chairmen) and each of the Committees, thus seeking to achieve a high level of specialization during the evaluation. In the evaluation process, specific questionnaires are handed out to the Board of Directors and each committee, and each member of the Board of Directors and the committees is interviewed on an individual basis. The answers are analyzed and compared with the results of previous years so as to identify and address any gaps related to the Board of Directors and the committees that may be unveiled in the process. The Nomination and Corporate Governance Committee provides methodological and procedural support to the evaluation process. This Committee also discusses the results of the evaluation, as well as the composition and succession plan of the Board of Directors. Evaluation of the Board of Officers Our officers undergo a thorough and comprehensive annual evaluation, in which the following performance indicators are considered: financial, processes, customer satisfaction, people management and cross-referenced goals with other departments. The CEO is also evaluated by the members of the Board of Directors. c. rules to identify and manage conflicts of interest According to the Internal Charter of the Board of Directors, its members may not participate in resolutions on matters in which their interest’s conflict with those of the Issuer. Each member must inform the Board of Directors of any conflict of interest as soon as the matter is included in the agenda or proposed by the Chairperson of the Board and, in any case, before the beginning of any discussion on each topic. In the first meeting after the act of their election, the elected member must inform the other Board members of: (a) the main activities they carry out outside the Issuer; (b) participation on the boards of other companies; and (c) commercial relationships with companies of the Conglomerate, including the provision of services to these companies. The Board members can only participate in up to four (4) boards of directors of companies that are not owned by a single economic conglomerate. For the purpose of this limit, the exercise of this duty in philanthropic entities, clubs or associations will not be taken into consideration. This limit can be exceeded upon the approval of the Nomination and Corporate Governance Committee. If a member of the Board or a company controlled or managed by them carries out a transaction with companies of the Itaú Unibanco Conglomerate, the following rules must be followed: (a) the transaction will be performed on an arm’s length basis; (b) if it is not a usual transaction or service provision, appraisal reports must be issued by reputable companies confirming that the transaction was performed on an arm’s length basis; and (c) the transaction must be reported to and carried out by the Related Parties Committee, by the Ethics and Ombudsman Superintendence or by the channels that are usually incumbent in the hierarchy of the Itaú Unibanco Conglomerate, provided that the rules and conditions in the Related Party Transactions Policy are observed. e. specific objectives of the issuer with respect to the diversity of gender, color or race or other attributes among the members of its management bodies and its supervisory council, if any Our Nomination and Succession Policy for the members of the Board of Directors, the committees related to the Board of Directors and the Board of Officers establishes that the nomination process shall take into consideration people with different characteristics and profiles, with a view to complementing skills and diversity, such as criteria of experience in certain themes and subjects, gender, race, age, among others. 213 f. role of the management bodies in the assessment, management and supervision of climate-related risks and opportunities The Board of Directors and the Executive Committee supervise the evolution of the climate agenda through committees dedicated to the environmental, social and climate topics that resolve upon the incorporation of climate issues into strategic decisions and monitor the progress with respect to the commitments and goals established by the bank. The Board of Directors is responsible for supervising the implementation of the decarbonization strategy and recommending the work on specific ESG and climate topics, in addition to being responsible for approving the Environmental, Social and Climate Responsibility Policy (PRSAC). The Board of Directors is also supported by the Environmental, Social and Climate Responsibility Committee, which meets at least three times a year, the Risk and Capital Management Committee and the Audit Committee, which discuss ESG and climate issues upon demand. Meanwhile, the Executive Committee has specific responsibilities on climate management. Itaú Unibanco’s CEO, as well as Itaú BBA's CEO, has specific responsibilities related to the incorporation of the ESG and climate strategy and our Sustainability Office leads the teams responsible for the bank’s ESG and climate strategy and coordinates it with the Risk Officer, who is responsible for the incorporation of the climate risks into Itaú’s risk management structure. Meanwhile, the Finance Officer is responsible for the transparency of the information. At this level, we have the Superior ESG Commission, which meets at least three times a year, the IBBA ESG Committee, which meets at least every two months, and the Environmental, Social and Climate Committee, which meets on demand and is responsible for the discussions related to climate risk at the institution. 7.1D Description of the main characteristics of the management bodies and the Fiscal Council 7.2. Specifically with respect to the board of directors, please indicate: a. bodies and permanent committees that report to the board of directors a.1 Board of Directors Number of members by gender declaration: female male nonbinary others prefers not to answer Board of Officers 4 20 0 0 19 Board of Directors - Effective 2 11 0 0 0 Board of Directors - Alternate 0 0 0 0 0 Fiscal Council - Effective 0 3 0 0 0 Council - Alternate 2 1 0 0 0 Total Employees 8 35 0 0 19 Number of members by color and race statement: yellow white black grizzly indigenous others prefers not to answer Board of Officers 1 41 0 1 0 0 0 Board of Directors - Effective 0 12 0 1 0 0 0 Board of Directors - Alternate 0 0 0 0 0 0 0 Fiscal Council - Effective 1 2 0 0 0 0 0 Council - Alternate 0 3 0 0 0 0 0 Total Employees 2 58 0 2 0 0 0 Number of members - Disabled person disabled person person without a disability prefers not to answer Board of Officers 0 0 43 Board of Directors - Effective 1 12 0 Board of Directors - Alternate Fiscal Council - Effective 0 3 0 Council - Alternate 0 3 0 Total Employees 0 19 43 214 The Board of Directors, which is a joint decision-making body, is mandatory since we are a publicly-held company. It is incumbent upon the Board of Directors to: • establish general business guidance; • elect and remove officers and establish their duties; • nominate officers to the Boards of Officers of the controlled companies as specified; • supervise the performance of the officers and examine, at any time, books and records, request information on contracts already entered into or to be entered into, and take any other actions; • call General Stockholders’ Meetings at least twenty-one (21) days in advance and the number of days will be counted from the publication of the first call; • express an opinion on the management report, the accounts of the Board of Officers and the financial statements for each fiscal year to be submitted to the General Stockholders’ Meeting; • resolve upon estimates of results and investment budgets and respective action plans; • engage and remove independent auditors, without prejudice to the provisions in Article 7 of the Issuer’s Bylaws; • resolve upon the distribution of interim dividends, including to the existing retained earnings or revenue reserve accounts in the most recent annual or semiannual balance sheet; • resolve upon the payment of interest on capital; • resolve upon stock buybacks, on a non-permanent basis, to be held in treasury or decide on their cancellation or disposal; • resolve upon the purchase and entry of put and call options supported by its own shares issued for the purpose of being cancelled, held in treasury or disposed of as amended; • resolve upon the set up of committees to address specific matters within the scope of the Board of Directors; • elect and remove members of the Audit Committee and Compensation Committee; • approve the operating rules that the Audit and Compensation Committees may establish for their own operations and become aware of the committees’ activities through their reports; • assess and disclose on an annual basis who the independent members of the Board of Directors are, and also examine any circumstances that may compromise their independence; • approve direct or indirect investments and divestitures in equity interests that exceed fifteen per cent (15%) of the Issuer’s book value registered in the most recent audited balance sheet; • state a position on the public offerings of shares or other securities issued by the Company; • resolve, within authorized capital limit, upon capital increases and issues of negotiable instruments and other convertible instruments; and • examine related-party transactions based on the materiality criteria provided for in its own policy, by itself or by one of its committees, and it is assured that a report should be submitted to the Board of Directors in the latter case. 215 The Board of Directors is made up of a minimum of 10 and a maximum of 14 members, will have 1 Chairman or 2 Co-Chairmen and may have up to 3 Vice-Chairmen chosen by the General Meeting when electing the members of the Board of Directors. A member who is (i) 73 years of age on the date of the election may not be elected for the position of Chairperson or Co-Chairperson, and a member who is (ii) 70 years of age on the date of the election may not be elected for the other positions of the Company’s Board of Directors. The structure, composition and powers of the Board of Directors are included in the Bylaws and its operating rules are established in its own internal charter, approved by the Board of Directors, last updated on February 27, 2025 available on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Board of Directors. a.2 Board of Officers Operational and executive duties are the responsibility of the Board of Officers, subject to the guidelines set out by the Board of Directors. The Board of Officers is the body responsible for managing and representing the Issuer, and it may have from five to fifty members, in compliance with the decision of the Board of Directors when establishing these positions. The term of office for Officers is one year, their reelection being permitted, and they will remain in their positions until their replacements take office, and (i) those who are already 62 years of age on the election date may not be elected for the position of Chief Executive Officer, and (ii) those who are already 60 years of age on the election date may not be elected for other positions on the Board of Officers. Two officers together will have powers to (i) assume obligations, in any act, contract or document that entails liability, including providing guarantees for third party obligations; (ii) waive rights, encumber and dispose of permanent asset items; (iii) appoint attorneys-in-fact for carrying out acts; and (iv) decide on the opening, closing and reorganization of facilities. In cases in which the amount involved is higher than R$500 million, at least one of the two officers must be the Chief Executive Officer or an officer who is a member of the Executive Committee. The Issuer may also be represented by an officer in situations that do not imply (a) assumption of obligations in any act, contract or document that results in responsibility, including the offer of guarantees to third parties; or (b) waiver of rights and encumbrance or disposal of permanent assets. In the above cases, except for items (iii) and (iv), the Issuer may also be jointly represented by a officer and an attorney-in-fact, or by two attorneys-in-fact. Exceptionally, the Issuer may be represented by a single attorney-in-fact: (i) before any direct or indirect body of the public administration, in acts that do not imply the assumption or waiver of rights and obligations; (ii) with powers of attorney with an ad judicia clause; (iii) at general stockholders’ meetings and stockholders’ or quotaholders’ meetings of companies or investment funds in which we have interests. In the event of items (i) and (iii), the Company may also be represented by only one officer. The structure, composition and powers of the Board of Officers are included in the Bylaws and its internal charter approved by the Board of Directors, last updated on February 27, 2025, available on the investor relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Board of Officers. a.3 Committees related to the Board of Directors 216 Each committee related to the Board of Directors has its own internal charter containing its structure, composition, powers and operating rules. All charters are disclosed on the Investor Relations website. a.3.1 Strategy Committee The Strategy Committee is responsible for promoting discussions on relevant matters that strongly impact the Issuer for us. It is incumbent upon the Strategy Committee, among other duties, to support the decisions of the Board of Directors, proposing budget guidelines and issuing opinions and recommendations on strategic guidelines and investment opportunities. The Committee has its own internal regulations, approved by the Board of Directors and last updated on February 27, 2025, which are available on the investor relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Strategy Committee. a.3.2 Nomination and Corporate Governance Committee The Nomination and Corporate Governance Committee is responsible for promoting and overseeing discussions related to our governance. Among its duties are: the analysis and issue of opinions on potential conflicts of interest between the members of the Board of Directors and the Conglomerate companies, the methodological and procedural support for the evaluation of the Board of Directors, its members, committees and the Chief Executive Officer, and the discussion on the succession of members of the Board of Directors and the Chief Executive Officer, as well as their recommendations. The Committee has its own internal charter, approved by the Board of Directors and last updated on February 27, 2025, which are available on the investor relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Nomination and Corporate Governance Committee. a.3.3 Personnel Committee The Personnel Committee is responsible for setting the main guidelines related to people. Among its duties are the setting of guidelines on talent attraction and retention, as well as on recruitment and training, and our long-term incentive programs. The Committee has its own internal charter, approved by the Board of Directors and last updated on February 27, 2025, which are available on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Personnel Committee. a.3.4 Compensation Committee The Compensation Committee is responsible for promoting discussions on management compensation-related matters. Among its duties are: the development of a compensation policy for our management members, the proposal to the Board of Directors of different forms of fixed and variable compensation, in addition to special benefits and recruitment and termination programs, the discussion, examination and supervision of the implementation and operation of the existing compensation models and the discussion of the general principles for compensating our employees, recommending adjustments or improvements to the Board of Directors. The Committee has its own internal charter, approved by the Board of Directors and last updated on February 27, 2025, which are available on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Compensation Committee. a.3.5 Capital and Risk Management Committee 217 The Risk and Capital Management Committee is responsible for supporting the Board of Directors in the performance of our capital and risk management-related duties, submitting reports and recommendations on these topics for the Board’s approval. Among its duties are: the definition of our risk appetite and the expected minimum return on capital and the supervision of the risk management and control activities, aimed at ensuring their adequacy to the risk levels assumed and the complexity of the operations, in addition to meeting regulatory requirements. The Risk and Capital Management Committee is also responsible for improving our risk culture. The Committee has its own internal charter, approved by the Board of Directors on June 07, 2023, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Risk and Capital Management Committee. a.3.6 Audit Committee The Issuer has an Audit Committee that complies with the rules issued by the National Monetary Council for audit committees of financial institutions. The Audit Committee is responsible for overseeing the quality and integrity of the financial statements, compliance with legal and regulatory requirements, the performance, independence and quality of the services provided by independent auditors and the Internal Audit Department, and the quality and effectiveness of the internal control and risk management systems. Set up in April 2004 by the General Stockholders' Meeting, it is the only audit committee for institutions authorized to operate by the Central Bank of Brazil and for companies overseen by the Superintendency of Private Insurance (SUSEP) that are part of the Conglomerate. The members of the Audit Committee are annually elected by the Board of Directors from among its members or professionals with renowned skills and outstanding knowledge, provided that at least one of the members of this Committee will be a designated Financial Expert and must have proven knowledge in the accounting and auditing fields. All members of the Audit Committee are independent, in accordance with CMN regulation, and the Board of Directors will terminate the term of office of any Audit Committee member if their independence is affected by any actual or potential conflict of interests. The evaluations of the Audit Committee are based on information received from management, external auditors, internal auditors, departments responsible for risk management and internal controls, and on analyses made by the Committee members as a result of direct observation. The Committee has its own internal regulation, updated by the Board of Directors on October 26, 2023, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > IItaú Unibanco > Corporate Governance > Policies > Regulation of the Audit Committee. a.3.7 Related Parties Committee The Related Parties Committee is responsible for analyzing related-party transactions in the situations specified in our Related Party Transactions Policy, aimed at ensuring that these transactions are carried out with transparency and at arm’s length. The Related Parties Committee is fully composed of independent members. The Committee has its own internal charter, approved by the Board of Directors on February 27, 2025, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Related Parties Committee. a.3.8 Environmental, Social and Climate Responsibility Committee The Environmental, Social and Climate Responsibility Committee is responsible for defining strategies to strengthen the Company’s corporate social responsibility and monitoring the 218 performance of social institutions related to it, as well as initiatives carried out directly by the Company. The Committee has its own internal charter, approved by the Board of Directors and last updated on February 27, 2025, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Environmental, Social and Climate Responsibility Committee. a.3.9 Customer Experience Committee The scope of the Customer Experience Committee is to promote and ensure discussions, within the Board of Directors, of relevant issues with a high impact on customer experience. The Committee has its own internal regulations, approved by the Board of Directors, last updated on February 27, 2025, available on the investor relations website: www.itau.com.br/relacoes-cominvestidores> Itaú Unibanco > Corporate Governance > Internal Regulations > Internal Regulations of the Customer Experience Committee. a.4. Internal Audit The internal audit is an independent and objective assurance and advisory activity designed to add value and improve the organization’s operations, as set forth in the International Professional Practices Framework - IPPF) of The Institute of Internal Auditors – The IAA. It helps the organization achieve its goals through the application of a systematized and regulated approach to evaluating and improving the efficiency of risk management, control and governance processes. In Itaú Unibanco’s governance, the Internal Audit is the third line of governance. The executive departments are the first line, and the Risk and Internal Controls Department is the second line. The Internal Audit Officer annually reports on the Internal Audit Department’s purpose, authority and responsibility and confirms its independent performance to the Co-Chairpersons of the Board of Directors and the Audit Committee. Should any actual or apparent impediments to the independence or objectivity be identified, they will be reported to the Co-Chairpersons of the Board of Directors and the Audit Committee. b. how the board of directors assesses the work of the independent auditors, indicating whether the issuer has a policy to engage non-audit related services with the independent auditor, and, if the issuer discloses this policy, where on the web the document can be found The Audit Committee is responsible for evaluating the work performed by the independent auditors of the Conglomerate on an annual basis. This evaluation process includes a questionnaire, which is also updated annually, filled out by the Committee based on its direct observation, interviews with the Officers who have a relationship with the independent auditors, as well as the result of the qualitative and quantitative survey with the departments that have a direct relationship with the independent auditors and the CFOs of the foreign units. The result of this evaluation is presented in writing by the Audit Committee to the technical engagement partner of the independent auditors and discussed at an in-person meeting, and it is also reported to the Board of Directors. The Company has a policy to engage services from independent auditors, including non-audit services (Policy for engaging the services to be provided by the independent auditors of the Conglomerate), and the review of which was approved by the Audit Committee on July 01, 2023. c. channels established for the board of directors to become aware of critical issues related to the ESG and compliance topics and practices, if any 219 Sustainability is an important issue in the Board's deliberations and, whenever topics that require attention arise, they are included on the agenda of the meetings of the Social, Environmental and Climate Responsibility Committee and the Board itself, guaranteeing due visibility and treatment. Board members have direct access to the executives responsible for the agendas and can demand studies and debates. Urgent issues can be brought before the Board at any time. 7.3 Composition and professional experience of the board of directors and fiscal council Administrator: Name: Taxpayer ID (CPF): ADRIANO CABRAL VOLPINI 162.572.558-21 Profession: Date of birth: Business Administrator 12/06/1972 Profissional experience: Adriano Cabral Volpini, a partner of Itaú Unibanco, has been the Corporate Security Officer and Chief Security Officer (CSO) at the Itaú Unibanco Group since 2012, with over 30 years of experience in the financial system, 25 of which focused on risk and security activities. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Wrongful Acts from 2005 to 2012, Manager of Prevention of Wrongful Acts from 2004 to 2005, Inspection Manager in 2003, Inspector from 1998 to 2003, Auditor from 1996 to 1997, and he also holds management positions in several companies of the Itaú Unibanco Group. He serves as an effective Officer of the Cybersecurity Council as expert in cybersecurity and as a member of the Fraud Prevention Council at FEBRABAN. He was a panelist at the 33rd Edition of FEBRABAN TECH 2023 – The Technological innovations and the cyber resilience at the service of society. Mr. Volpini has also been a member of the Risk Committee of Banco Carrefour and a Statutory Officer specialized in security and operational risks. He has also been a statutory member of ToTvsTechfin, where he holds the position of effective member of the Audit Committee, aimed at supervising the Company’s operational and security risks. He holds a Bachelor’s degree in Accounting and Financial Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil, and an MBA degree in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil. He has also attended to courses of Innovation from the Stanford University and of Strategy and Finance from the Harward University, both in the U.S. He holds a professional Certificate from the Association of Certified Fraud Examiner since December 2003. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer 220 Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 12/12/2018 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ALFREDO EGYDIO SETUBAL 014.414.218-07 Profession: Date of birth: Business Administrator 09/01/1958 Profissional experience: Alfredo Egydio Setubal Position and term of office Non-executive Member of the Board of Directors since 2007. Experiences, skills and abilities Financial sector and capital markets At Itaúsa S.A., he has been CEO and Investor Relations Officer since 2015 and a Member of the Board of Directors since 2008. He has also been the Chairman of the Board of Directors of Dexco S.A. since 2021 and a Member of their Board since 2015. He has also been a Member of the Board of Directors of Alpargatas S.A. since 2017 and of Copa Energia since 2020. He served as Chairman of the National Association of Investment Banks (ANBID) between 2003 and 2008. He has been a Member of the Superior Committee for Guidance, Nomination and Ethics of the Brazilian Institute of Investor Relations (IBRI) since 2010, having been the Chairman of its Board of Directors between 2000 and 2003. He was also a Member of the Board of Directors of the Brazilian Association of Listed Companies (ABRASCA) between 1999 and 2017. He is currently the Chairman of the Environmental, Social and Climate Responsibility Committee and a Member of the Disclosure and Trading Committee, the Nomination and Corporate Governance Committee and the Personnel Committee of Itaú Unibanco. ESG He has been the Chairman of the Board of Trustees of the Itaú Foundation, institution responsible for social initiatives aimed at education (in partnership with UNICEF and other NGOs) and the democratization and appreciation of Brazilian culture and Chairman of the Decision-Making Council of the São Paulo Museum of Art (MASP) since 2015. He has been a Member of the Board of Directors of the São Paulo Biennial Foundation since 2009. He is also a Member of the Board of Directors of the São Paulo Museum of Modern Art (MAM) and of the Institute of Contemporary Art (IAC). 221 Academic background He holds Bachelor’s and Postgraduate degrees in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Other Directors Non-Executive Director Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/17/2025 06/10/2025 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ÁLVARO FELIPE RIZZI RODRIGUES 166.644.028-07 Profession: Date of birth: Lawyer 03/28/1977 Profissional experience: Álvaro Felipe Rizzi Rodrigues, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the following Legal Departments: Wholesale Banking and Companies Banking (responsible for legal issues related to investment banking, brokerage services, treasury, wealth management services – asset management, private banking, banking products for companies, allocated funds and onlending, international loans and foreign exchange), Civil Litigation, Proprietary M&A, National and International Corporate Affairs, Corporate Governance, Anti-Trust, as well as for the Ombudsman’s Office and Government Relations Department of Itaú Unibanco. Mr. Rodrigues had been previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services for the individual customers’ segment – checking account, payment account, cards, acquiring services, payroll loans, real estate loans, vehicle financing, consortia, insurance, pension plans, capitalization operations, etc.). He has also been an Officer at the Fundação Itaú since 2019. He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and, after that, he served 222 as Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005), at Tozzini Freire Advogados. He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. Mr. Rodrigues has also attended a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. He holds a Master of Laws (L.L.M.) from the Columbia University Law School, New York, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 04/13/2015 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ANA LÚCIA DE MATTOS BARRETTO VILLELA 066.530.828-06 Profession: Date of birth: Pedagogic 10/25/1973 Profissional experience: Ana Lúcia de Mattos Barretto Villela (non-executive member) Position and term of office Non-executive Member of the Board of Directors since 2008. Experience, skills and abilities Financial sector, capital markets and other sectors She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 a 2001). 223 She also serves as Co-founder of MFF&CO, a global impact entertainment studio, with operations in São Paulo (Brazil), Los Angeles (United States) and London (United Kingdom), since May 2024; Co-Founder of Alana Down Syndrome Center at MIT since 2019; Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Member of Itaú’s Personnel Committee since 2018; Member of Itaú’s Nomination and Corporate Governance Committee since 2018; Vice Chairwoman of the Board of Directors (non-executive member) of Itaúsa S.A. since 2017; Member of the Advisory Board of Itaú Social since 2017; Co-founder of AlanaLab since 2014; Co-founder of Maria Farinha Filmes since 2009; Founding Chairwoman of the Alana Foundation since 2012; CEO of the Alana Institute since 2002; and Fellow Ashoka since 2010. ESG Member of the Environmental, Social and Climate Committee since 2019 (previously called Social Responsibility Committee); Member of Itaúsa’s Sustainability and Risks Committee since 2021; She has also been a member of the Stanford Down Syndrome Research Center Advisory Board since January 2022; Ms. Villela was a Board Member of Participant, a media and entertainment organization founded by the social entrepreneur Jeff Skoll, from March 2022 to July 2024; She was a member of the UCLA Lab School’s Board of Advisors from May 2022 to July 2024; She was a Member of the Advisory Board of the Akatu Institute (2013 to 2017); She was a Member of the Advisory Board of the Fairplay Organization (2015 to 2017); She was a Member of the Advisory Board of Conectas (2003 to 2018); She was a Member of the Sustainability Committee of Dexco (2015 to 2018); She was an Alternate Member of the Board of Directors of Dexco (2018 to 2020). Information technology and security Since 2018, she has been the first representative from Latin America on the Innovation Board of XPrize, a non-profit organization set up by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that could help solve some of the major challenges of humankind. From 2019 to 2024, the Alana Foundation, which was co-founded by Ms. Villela, supported the XPrize Rainforest competition aimed at fostering the creation of new technologies able to map the biodiversity of tropical forests. Academic background She holds a Bachelor’s degree in Education with a qualification in School Administration and a Master’s degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUCSP), São Paulo, Brazil. She also took a graduate course in Business Administration at Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete) and a postgraduate course in Third Sector Administration at Fundação Getulio Vargas (FGV), São Paulo Brazil (incomplete). Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Other Directors Non-Executive Director Date of election: Date of investiture: Term of office: Date of beginning of first term: 224 04/17/2025 06/10/2025 Annual 10/24/2018 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ANDRE BALESTRIN CESTARE 213.634.648-25 Profession: Date of birth: Engineer 06/08/1978 Profissional experience: Andre Balestrin Cestare, a member of the Partners Program, has been our officer since 2017. He is currently responsible for the Retail Banking financial planning department and the Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Wholesale Banking financial planning officer from 2019 to 2022, Retail Banking financial planning officer from 2017 to 2019 and finance superintendent from 2010 to 2017. He holds a Bachelor’s degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; a postgraduate degree in business administration and a professional master’s degree in finance and economics, both from Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from the Fundação Dom Cabral, São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 11/06/2017 Conviction: Type of Conviction: Description of the conviction: n/a n/a 225 Administrator: Name: Taxpayer ID (CPF): ANDRÉ LUÍS TEIXEIRA RODRIGUES 799.914.406-15 Profession: Date of birth: Engineer 08/11/1973 Profissional experience: André Luís Teixeira Rodrigues Position and term of office He has been a partner since 2010 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. Experiences, skills and abilities Financial sector, capital markets and other sectors He is currently responsible for the Small and Middle-Market Companies of the Retail Banking segment, Acquiring Services (Rede), Product, Credit, CRM, Channels departments and related Digital Branches and Companies Strategy. Previously, he led for four years the Retail Banking, Individuals and Companies, which comprised all the segments of the Branches, Companies, Government and Payroll departments, in addition to the Insurance, Products and Strategic Planning, CRM, Digital Channels and UX departments. From 2003 to 2018, Mr. Rodrigues held several leadership positions at the Wholesale Banking and Itaú BBA, including the Middle Market, Commercial Banking segments and the products & services departments. He joined the Itaú Unibanco Group in 2000 and has been an Officer since 2005. He was an Executive Officer from 2008 to 2020, and in 2021 he joined Itaú Unibanco’s Executive Committee. He is a Member of the Board of Directors of Porto Seguro S.A. Academic background He holds a Bachelor’s degree in Mechanical Engineering with major in Automation and Systems ("Mechatronics") from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 226 04/30/2025 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ANDRÉ MAURICIO GERALDES MARTINS 276.540.908-03 Profession: Date of birth: Business Administrator 11/13/1976 Profissional experience: André Mauricio Geraldes Martins, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since January 2021. He is currently responsible for the Credit Risk and Retail Modeling departments. Mr. Martins has held several positions at the Itaú Unibanco Group, including Risk Superintendent (2017 a 2020) and Superintendent (2006 to 2013). He also served as Executive Finance Superintendent at Banco Pan/BTG (2013 to 2016). He started his telecom career at Vivo Telefônica S.A. (2002 to 2005). He holds an MBA in Business Management from the Fundação Dom Cabral, São Paulo, Brazil; a post- MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S. and in Risk Management from The Wharton School, University of Pennsylvania, Philadelphia, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 07/01/2024 Conviction: Type of Conviction: Description of the conviction: 227 n/a n/a Administrator: Name: Taxpayer ID (CPF): CANDIDO BOTELHO BRACHER 039.690.188-38 Profession: Date of birth: Business Administrator 12/05/1958 Profissional experience: Candido Botelho Bracher Position and term of office Independent Member of the Board of Directors since April 2024, having been Non-executive Member of the Board of Directors since 2003. Experiences, skills and abilities. Financial sector and capital markets He has held several positions at the Itaú Unibanco Group, including CEO between 2017 and 2021, Wholesale Banking Senior Vice President between 2015 and 2017 and Vice President between 2004 and 2015. He has been a member of the Board of Directors of Mastercard Incorporated since 2021. Mr. Bracher served as a member of the Board of Directors of B3 S.A. between 2009 and 2014 and of the Pão de Açúcar Group between 1999 and 2013. He was a founding partner of the corporate bank BBA Creditanstalt, a joint venture created in 1988. Risk management He was CEO of Itaú Unibanco Holding S.A. and, during that period, he was in charge of risk management at the executive level, chairing seven superior risk councils, such as the Superior Market and Liquidity Risk Management Council, the Superior Operational Risk Council and the Superior Credit Council. In these forums, he resolved upon corporate risk policies, risk management, risk appetite and the risk culture of the Organization. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies. ESG He is a Member of the Superior Bioeconomy Council of Fundação Getulio Vargas (FGV) and is highly involved in initiatives for the environmental protection of the Brazilian Pantanal biome. He is a Member of the Board of Directors of the Acaia Institute, which develops educational actions aimed at preserving the Pantanal biome. He also completed his training in Climate Change offered by the Brazilian Institute of Corporate Governance (IBGC) in 2021, by means of the Chapter Zero initiative, a global network for engaging Boards in climate challenges. He is also columnist for the Folha de São Paulo newspaper. Academic background He holds a Bachelor’s degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil. Management body: 228 Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/17/2025 06/10/2025 Annual 06/15/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CARLOS FERNANDO ROSSI CONSTANTINI 166.945.868-76 Profession: Date of birth: Engineer 05/02/1974 Profissional experience: Carlos Fernando Rossi Constantini Position and term of office He is a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. Experience, skills and abilities Financial sector, capital markets and other sectors He is currently responsible for the Wealth Management & Services division, which addresses clients’ investments, from offering and experience to fund distribution and management, having held the position of Executive Officer (2019 to 2021). In 2017, Mr. Constantini became the CEO of Itaú Unibanco in the United States and the Head of International Private Banking in Miami (2017 to 2018). He was the Vice President of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) from 2019 to 2022. He has held a number of positions at the Itaú Unibanco Group, including Officer (2009 to 2017), where he joined in 2007 as a Deputy Officer (2007 to 2009). Academic background He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. 229 Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CARLOS ORESTES VANZO 122.230.988-27 Profession: Date of birth: Bachelor of Laws 08/12/1971 Profissional experience: Carlos Orestes Vanzo Position and term of office He has been a partner and an Officer of the Executive Committee at the Itaú Unibanco Group since 2023. Experiences, skills and abilities Financial sector, capital markets and other sectors He is currently responsible for the Small and Middle-Market Companies of the Retail Banking segment, Acquiring Services (Rede), Product, Credit, Recovery, CRM, Channels and Digital Branches, and Companies Strategy departments of the Itaú Unibanco Group. Previously, he was responsible for the Retail Banking – Individuals, which comprised the segments of Physical and Digital Branches (lower, middle and upper-income segments – Itaú Branches, Uniclass and Personnalité), Insurance department, and the Strategy – Individuals department, which includes CRM, Planning, Projects, Payroll, Government, and Credit and Recovery. He was an Executive Officer from 2019 to 2022, leading the Retail Business – Individuals, Companies Segment, and Corporate Loans. Between 2004 and 2018, Mr. Vanzo has held several leadership positions at Banco Itaú and Itaú BBA, and the highlights were the Corporate and Middle 230 Market segments. He joined the Itaú Unibanco Group in 1997 and has been a member of the Executive Committee since 2023. Academic background He holds a Bachelor’s degree in Law from the Universidade Paulista, São Paulo, Brazil, a postgraduate degree in Business Administration from the Universidade de São Paulo (USP), São Paulo, Brazil, and an Executive MBA from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 06/01/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CESAR NIVALDO GON 154.974.508-57 Profession: Date of birth: Businessman 07/09/1971 Profissional experience: Cesar Nivaldo Gon Position and term of office An Independent Member of the Board of Directors since 2022. Experience, skills and abilities Financial sector and capital markets He is a member of the Board of Directors of the Lean Enterprise Institute – LEI and was a member of the board of Raia Drogasil S.A. (2021 to 2023). An active investor in venture capital and startup funds, Mr. 231 Gon led the IPO of CI&T Inc. on the New York Stock Exchange (NYSE) and is a member of the Board of Directors of Fundo Patrimonial Lumina Unicamp since 2020. He was named Entrepreneur of the Year in Brazil by EY (EY Entrepreneur Of The Year™) in 2019. Technology and information security He is the founder and CEO of CI&T (NYSE: CINT), a global company specializing in software engineering solutions, such as AI and Hyper Digital, modernization, cloud services, data analytics, cybersecurity and digital product design, since 1995. He is the chairman of the board of Sensedia, a leading company in the API Management market. He has a long history in the market as an important spokesperson on leadership development, digital transformation and artificial intelligence. He also worked as a Tech Advisor at the board of the Boticário Group from 2020 to 2023+. Academic background He holds a Bachelor's degree in Computer Engineering and a Master's degree in Computer Science, both from the Universidade Estadual de Campinas, Brazil. He has co-authored the book “Faster, Faster: The Dawn of Lean Digital” (2020) and is a MIT Sloan Management Review columnist. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/17/2025 06/10/2025 Annual 07/01/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CRISTIANO GUIMARÃES DUARTE 024.311.796-56 Profession: Date of birth: Administrator 01/02/1976 Profissional experience: 232 Cristiano Guimarães, a member of the Partners Program since 2009, has been an Officer at the Itaú Unibanco Group since 2015, and is currently responsible by the Corporate Banking for large companies and the Investment Banking (Corporate & Investment Banking). He is also responsible for Itaú BBA International, our bank in Europe. He has held several positions at the Itaú Unibanco Group, having served as Head and Managing Director of the Investment Banking in Brazil and Officer of the Corporate Banking, between 2008 and 2020. Mr. Guimarães was an Investment Banking Officer at Banco UBS Pactual from 2007 to 2008 and was previously a Managing Partner at KPMG, where he started his career. He holds a Bachelor’s degree in Business Administration from the Pontifícia Universidade Católica de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 03/13/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CRISTINA FONTES DOHERTY 803.661.047-72 Profession: Date of birth: Economist 05/26/1965 Profissional experience: Cristina Doherty has been an alternate member of the Fiscal Council at Itaú Unibanco Holding S.A. since April 2025. Has been an effective member of the Supervisory Council at Natura & Co (term of office from 2024 to 2025). She was an alternate member of the Supervisory Council at Gerdau Metalúrgica (2023 to 2024); an effective member of the Supervisory Council at Vale S.A. (2020 to 2022) and an alternate member of the 233 Supervisory Council at Invepar S.A. (2019 to 2020).She has more than 25 years of experience at Vale S.A. in Corporate Finance, Business Development, Equity Management, Corporate Governance, Business Valuation, and Mergers, Acquisitions and Divestments. Ms. Doherty also served in joint bodies of the following organizations: as a member of the Board of Directors at Vale Omã Pellet Plant, at ThyssenKrupp Companhia Siderúrgica do Atlântico (TKCSA, current Ternium) and at Companhia Siderúrgica do Pecém (CSP), and as a member of the financial-operational Statutory Committee at California Steel Industries in California/U.S. (CSI). She holds a Bachelor’s degree in Economics from the Faculdade Candido Mendes, Rio de Janeiro/RJ, Brazil, an MBA in Strategic Business Management from the Universidade de São Paulo (USP), São Paulo, Brazil, and an MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC) Rio de Janeiro/RJ, Brazil. Ms. Doherty is certified by the Instituto Brasileiro de Governança Corporativa (IBGC) to work as a Board member. Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council No Elective office held: Description of other positions held: Fiscal Council (Alternate) Elected by preferentialists Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/17/2025 06/10/2025 Annual 06/10/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): DANIEL MENEZES SANTANA 008.752.405-85 Profession: Date of birth: Systems Analyst 03/19/1983 Profissional experience: Daniel Menezes Santana, a member of the Partners Program, has been an Officer at Itaú Unibanco Holding since April 2025. He is currently responsible for the Information Security and Cybersecurity 234 department. He has held a number of positions at the Itaú Unibanco Group, including Information Security Superintendent (2018 to 2025) and Information Security Manager (2014 to 2018). Mr. Santana has worked as Information Security Coordinator (2013 to 2014) at the Santander Brazil Group; Information Security Specialist (2010 to 2013) at R7.com – Rede Record; Information Security Consultant (2010) at Cipher – Consultoria em Segurança da Informação; Information Security Specialist/Project Manager (2007 to 2010) and Senior Information Security Analyst (2005 to 2007) at Proteus Information Security Services; and IT Security and Infrastructure Consultant (2001 to 2007). He holds a Bachelor’s degree in Computer Science and a postgraduate degree in Information Security Management. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): DANIEL SPOSITO PASTORE 283.484.258-29 Profession: Date of birth: Lawyer 10/07/1979 Profissional experience: Daniel Sposito Pastore, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He is currently responsible for the Health, Labor Relations, Jurimetrics and Labor Legal departments. He has held several positions at the Itaú Unibanco Group, including as Legal Superintendent working at the labor, criminal, union relations, higher courts, labor advisory and WMS departments from 2012 to 2020, Legal Manager, WMS, working at the International, Asset and Brokerage 235 departments from 2008 to 2011, Legal Lawyer, WMS from 2004 to 2008, Lawyer, Banking Law from 2002 to 2003, and Legal Assistant (M&A Legal) from 2000 to 2002. Mr. Pastore has been a member of the union negotiation committee at Federação Nacional dos Bancos (“FENABAN”) since 2019. Mr. Pastore served at Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”) as an effective member of the legal committee from2012 to 2016, and a vice president from 2015 to 2016. He was also coordinator and liaison on behalf of ANBIMA with the Comissão de Valores Mobiliários (“CVM”) from 2014 to 2016 for issuing and implementing new rules on suitability, asset management and trust management and investment funds, and coordinator of the revision of self-regulation codes for trust management, asset management and investment funds from 2015 to 2016. He has been a member of the legal labor committee since 2017, and a member of the union negotiation committee since 2020 at Federação Brasileira de Bancos (“FEBRABAN”). He holds a Bachelor’s degree in Law from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a postgraduate degree in Financial and Capital Markets Law from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 12/31/2020 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): DANIELA PEREIRA BOTTAI 142.407.238-76 Profession: Date of birth: Administrator 06/12/1972 Profissional experience: 236 Daniela Bottai, a member of the Partners Program, has been an Audit Officer at the Itaú Unibanco Group since 2023, leading the Technology, Models, Risks, ESG and Foreign Units departments. With an experience of over 30 years in Risk, Compliance and Audit, focused on, among others, risk management, compliance management, regulatory strategy, anti-money laundering and counter terrorism financing, client conduct, customer experience, privacy, technology, financial and payment products, cybersecurity, ESG and corporate governance. Ms. Bottai has worked in Financial Institutions and Fintechs, such as PayPal, HSBC, RaboBank, Western Union, Creditas (Grana Aqui), GE Money, JP Morgan Chase, Bank Boston, ABN Amro and KPMG. She holds a Bachelor’s degree in Data Processing from Faculdade de Tecnologia da Universidade Estadual Paulista (FATEC/UNESP), São Paulo, Brazil and specialization in Business Administration and Integrated Systems from CEAG, Fundação Getulio Vargas, São Paulo, Brazil. She holds an MBA degree in Retail and Franchise from Fundação Instituto de Administração da Universidade de São Paulo (FIAUSP), São Paulo, Brazil. She is Certified in Executive Entrepreneurship by the Stanford Graduate School of Business, California, and Babson, Boston, U.S. She is also certified by the “Orchestrating a winning performance” program, offered by the Institute for Management Development (IMD), in Lausanne, Switzerland. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 10/11/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): EDUARDO HIROYUKI MIYAKI 159.822.728-92 Profession: Date of birth: Engineer Civil 06/11/1972 Profissional experience: 237 Eduardo Hiroyuki Miyaki has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2022. He has held several positions at the Itaú Unibanco Group, including Internal Audit Officer from 2010 to 2017 and Operational Risk and Internal Control Officer from 2017 to 2021. He has previously served as Internal Audit Superintendent from 2005 to 2010 in the Risk Management, Capital Markets, Insurance, Pension Plan and Securities departments. He also worked in the commercial and retail departments, product development and Wholesale Banking processes. Mr. Miyaki was the supervisor responsible for the Internal Audit Department in the Asset Management and Treasury departments from 2003 to 2004 and Supervisor of the Anti-Money Laundering and Fraud Prevention Program from 1996 to 2003. He holds a Bachelor’s degree in Civil Engineering from Universidade de São Paulo (USP), São Paulo, Brazil, a Master’s degree in Sanitary Engineering and waste management from Gunma University, Japan, specialization in Business Administration from CEAG, Fundação Getulio Vargas (FGV), São Paulo, Brazil, and an MBA degree in International Finance and Business from Leonard N. Stern School of Business, New York University, New York, U.S. More recently, Mr. Miyaki participated in the program for members of the Audit, Inspection and Control Committee of the Brazilian Institute of Corporate Governance (IBGC) and in May 2024 he finished the Corporate Governance certification program from Columbia University, New York - USA. Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council Yes Elective office held: Description of other positions held: Fiscal Council (Effective) Elected to Controller Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/17/2025 06/10/2025 Annual 07/01/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): EMERSON MACEDO BORTOLOTO 186.130.758-60 Profession: Date of birth: Technologist in Data Processing Technologist 07/25/1977 Profissional experience: 238 Emerson Macedo Bortoloto, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently the Internal Audit Officer, responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group’s Retail processes and business, as well as in planning processes and External Audit management and control. Mr. Bortoloto was responsible for evaluating processes related to Market, Credit and Operational Risks, in addition to Project Auditing and Continuous Auditing. At the Itaú Unibanco Group, he was also responsible for auditing the Information Technology and Retail Credit Analysis and Granting processes. He is a Member of the Audit Committees of Itaú Unibanco’s controlled companies and affiliates, such as Banco Itaú Paraguay, Banco Itaú Uruguay, Nuclea S.A., and Tecban - Tecnologia Bancária. Mr. Bortoloto had previously worked at Ernst & Young Auditores Independentes from 2001 to 2003 and Banco Bandeirantes from 1992 to 2001, being responsible for auditing IT and operational processes. He holds a Bachelor’s degree in Data Processing Technology, a Postgraduate degree in Auditing and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil, and an MBA degree in Internal Auditing from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), Brazil. He also holds the following certifications: CISA-Certified Information System Auditor, issued by the Information Systems Audit and Control Association (ISACA), and CCoaud+ - Member of the Audit Committee with Experience, issued by IBGC." Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 11/01/2011 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ERIC ANDRÉ ALTAFIM 273.383.788-51 Profession: Date of birth: 239 Business Administrator 06/12/1976 Profissional experience: Eric André Altafim, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. He is currently responsible for the Corporate Client, Foreign Exchange, Funding, Derivatives, Energy, Carbon Credit, and Digital Assets desks. He has held several positions at the Itaú Unibanco Group, including as Head of Client and Specialized Sales, Products and Planning of Markets Desks from 2015 to 2017, Head of Client and Specialized Sales – CIB (UL, Large and Corporate) Desks from 2012 a 2015, Head of Derivatives – Wholesale from 2008 to 2012, Senior Trader from 2005 to 2007, and Trader from 1999 to 2000. He has also served as Officer of the Brazilian Financial and Capital Markets Association (ANBIMA) since 2022 and has been a Member of the Products and Pricing Committee of B3 S.A. – Brasil, Bolsa, Balcão since 2021. He also served as a Relations and Desk Manager at Banco UBS Pactual from 2007 to 2008, Senior Trader at Banco HSBC from 2000 to 2005, Trainee from 1997 to 1999, and Junior Trader in 1999 at Banco CCF. He holds a Bachelor’s degree in Business Administration from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA degree in Economics from Universidade de São Paulo (USP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 10/03/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): FABRICIO BLOISI ROCHA 263.679.838-21 240 Profession: Date of birth: Businessman 05/09/1977 Profissional experience: Fabricio Bloisi Rocha Position and term of office An Independent Member of the Board of Directors since 2023. Experiences, skills and abilities Financial sector, capital markets and other sectors He has been CEO at Prosus, Chairman of the iFood’s Board of Directors, CEO at Naspers and founder of the Movile Group. He also serves as a member of the Innovation Board of XPrize. Social projects Mr. Rocha promotes educational projects through its Fundação 1Bi aimed at supporting education by means of technology. He also supports projects such as "Meu Diploma do Ensino Médio" (“My High School Diploma”) and "Movimento Tech" (“Tech Movement”), which foster the high school and technological education in Brazil through iFood. In 2023, he was appointed as a UN spokesperson for education on SDG 4 for Brazil and joined the Economic and Sustainable Development Council of the Presidency of the Republic. Academic background He holds a Bachelor’s degree in Computer Engineering (CoE) from the Universidade de Campinas (UNICAMP), Campinas, São Paulo, Brazil, and a Master’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. In 2013, he has also attended the Executive Program for Growing Companies, Strategy, Finance, Leadership for companies in the growth stage at the Stanford Graduate School of Business, California, U.S. In 2022, Mr. Rocha completed the OPM (Owners/President Management, Business Administration and Management) program at the Harvard Business School, Massachusetts, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/17/2025 06/10/2025 Annual 05/17/2024 Conviction: 241 Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): FELIPE PICCOLI AVERSA 318.323.548-06 Profession: Date of birth: Economist 01/05/1984 Profissional experience: Felipe Piccoli Aversa, a member of the Partners Program, has been an Officer at the Itaú Unibanco Holding since 2025. He is currently responsible for the Financing and Limits – Cards and Bank Account Limits department. He has held several positions at the Itaú Unibanco Group, including Current Account and Leverage – Cards Officer (2022 to 2024), Products and Planning – Cards Superintendent (2017 to 2022), Collection Superintendent (2016 to 2017), Service Architecture Manager (2015 to 2016), Collection Policy Manager (2014 to 2015), Collection Policy Coordinator (2013 to 2014), Collection Operations Coordinator (2012 a 2013), Senior Product and Sales Strategy Analyst (2011 to 2012) and Institutional Trainee – Card Department (2010). Mr. Aversa also worked as Commercial Planning Coordinator at a Honda Dealership – Walk Motos (2007 to 2009) and as a Trainee at Ernst & Young (2006 to 2007). He holds a Bachelor’s degree in Economics from the Universidade Estadual Paulista (UNESP), Brazil, and a Certificate in Finance Management from Insper, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors No Elective office held: Description of other positions held: Others officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 03/14/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a 242 Administrator: Name: Taxpayer ID (CPF): FELIPE XAVIER MINHOTO TAMBELINI 325.271.438-81 Profession: Date of birth: Administrator 06/13/1989 Profissional experience: Felipe Xavier Minhoto Tambelini, a member of the Partners Program, has been an Officer at Itaú Unibanco Holding since April 2025. He is currently responsible for the Fraud Prevention department. He has held a number of positions at the Itaú Unibanco Group, including Head of Payments and Transfers (2023 to 2025); Product Superintendent - iti (2020 to 2023); Digital Product Manager - iti (2018 to 2020); Digital Payments Product Manager (2018); Digital Payments Product Coordinator (2016 to 2018); Analytics Coordinator (2016); Senior Digital Product Analyst (2015 to 2016); and Trainee (2014 to 2015). He also worked as a Product Intern (2011) at Banco ABC Brasil. He holds a Bachelor's degree in Business Administration from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil; an extension degree in Finance from the Fundação Instituto de Administração da Universidade de São Paulo (FIA-USP) and in People Management with emphasis on Organizational Leadership from the Fundação Dom Cabral, São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): 243 FLÁVIO AUGUSTO AGUIAR DE SOUZA 747.438.136-20 Profession: Date of birth: Business Administrator 03/27/1970 Profissional experience: Flávio Augusto Aguiar de Souza Position and term of office He is a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021 Experiences, skills and abilities Financial sector, capital markets and other sectors Flávio Augusto Aguiar de Souza, a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021, being responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research departments, as well as for the credit analysis, granting, recovery and restructuring activities of the Wholesale Banking segment. He joined the Itaú Unibanco Group in 2009 and has held leadership positions in several departments of the conglomerate, having served as Executive Commercial Banking Officer, Global Head of Wealth Management & Services, Global Head of Private Banking, and CEO of Banco Itaú International in Miami, U.S. Mr. Souza was Vice President of Brazilian Financial and Capital Markets Association (ANBIMA) from 2015 to 2019, and Chairman of the Board of Directors of banks Itaú International (Miami, U.S.) and Itaú Suisse (Zurich, Switzerland) from 2015 to 2018. ESG Since the beginning of 2023, he has also taken on the responsibility, within the ESG agenda, for the activities of the climate finance department of the entire Conglomerate. Academic background He holds a Bachelor’s degree in Business Administration from Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil, and a Postgraduate degree in Finance from Fundação Dom Cabral, São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) 244 Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): GABRIEL AMADO DE MOURA 247.648.348-63 Profession: Date of birth: Business Administrator 08/18/1975 Profissional experience: Gabriel Amado de Moura Position and term of office Member of the Partners Program since 2011, has been an Officer of the Executive Committee and CFO at the Itaú Unibanco Group since September 2024. Experiences, skills and abilities Financial sector, capital markets and other sectors He was appointed CEO of Banco Itaú Chile in January 2020, and has served as CFO at Itaú CorpBanca since April 2016. He joined Itaú Unibanco in 2000 and became a partner in 2017. He has over 24 years of experience in asset management, risk management and mergers and acquisitions. Mr. Moura held the position of investment manager for the pension fund, endowment and insurance business lines. He was also a risk manager in the Wealth Management department and has been a member of the board of directors of a number of companies of the Itaú Unibanco Conglomerate in Brazil and abroad. Before joining the bank, he worked at BBVA Asset Management and Itaú Bankers Trust. He has been the CEO since July 2024 and Chairman of the Board of Directors of Investimentos Bemge S.A. since September 2024 and Chairman of the Board of Directors of Dibens Leasing S.A. since July 2024. Academic background He holds an MBA degree from Wharton School, University of Pennsylvania, U.S. Management body: 245 Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 10/24/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): GILBERTO FRUSSA 127.235.568-32 Profession: Date of birth: Lawyer 10/20/1966 Profissional experience: Gilberto Frussa has been a Member of the Supervisory Council at the Itaú Unibanco Group since July 2022. He has held several positions at the Itaú Unibanco Group, including Officer of the Corporate Compliance Department from 2017 to 2021, Legal Officer of Products and Business – Retail Business from 2015 to 2017 and Legal Officer at Banco Itaú BBA S.A. from 2006 to 2015, where he also served as a lawyer from 1995 a 2006. He has been an External Member of the Risk and Solvency Committee at IRB – Brasil Resseguros S.A. since 2022. Mr. Frussa was a partner at Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados, responsible for the banking law department from 1993 to 1995. He was also a Lawyer from 1989 to 1993 at Banco BBA-Creditanstalt S.A. and a Law trainee and legal assistant from 1986 to 1989 at Pinheiro Neto – Advogados. Mr. Frussa was also an Effective Director of the National Financial System Resources Council (CRSFN) from 2000 to 2003 and 2011 to 2013. He was Chairman of the Legal Affairs Committee of the Brazilian Financial and Capital Markets Association (ANBIMA) from 2012 to 2015. Additionally, he was a Director at Fundação Itaú Unibanco Previdência Complementar from 2017 to 2021. He has been an Alternate Member of the Committee for Evaluation and Selection (CAS) of the National Financial System Resources Council (CRSFN) since 2018, and an associate of the Brazilian Institute of Corporate Governance (IBGC) since 2021 where he attended courses for Board Members, Supervisory Council and Finance and 246 Accounting for Directors. He has a certificate for the In Company course - Best Corporate Governance Practices from the Brazilian Institute of Corporate Governance (IBGC). He holds a Bachelor’s degree in Law from Universidade de São Paulo (USP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council Yes Elective office held: Description of other positions held: President Fiscal Council Elect for Controller Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/17/2025 06/10/2025 Annual 07/01/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): GUILHERME BARROS LEITE DE ALBUQUERQUE MARANHÃO 223.105.878-26 Profession: Date of birth: Bank Clerk 10/17/1980 Profissional experience: Guilherme Barros Leite de Albuquerque Maranhão, member of the Partners Program, has been an Officer at the Itaú Unibanco Group since May 2024. He is currently responsible for the Debt Capital Market (DCM) for Corporate & Investment Banking (CIB) clients and Fixed-Income Structuring and Distribution departments. He has held several positions at the Itaú Unibanco Group, including Managing Director: Fixed-Income Sales, DCM and Structured Products (2015 to 2024); Vice President: Fixed-Income Credit Structuring (2011 to 2015); Vice President: Fixed-Income Corporate Sales (2007 to 2011). He also worked as Fixed-Income Sales Trader at Banco Santander S.A. (2002 to 2007). He holds a Bachelor’s degree in Law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil, he also holds a Postgratuated degree in Financial Economics from CEAFE/FGV. 247 Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 07/01/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): GUSTAVO LOPES RODRIGUES 219.738.878-94 Profession: Date of birth: Business Administrator 11/18/1980 Profissional experience: Gustavo Lopes Rodrigues Position and term of office Gustavo Lopes Rodrigues has been a partner since 2021, Investor Relations Officer and Chairman of the Disclosure and Trading Committee since August 2024 at the Itaú Unibanco Holding S.A. and has also served as Investor Relations Officer at Investimentos Bemge S.A. since June 2024 and at Dibens Leasing S.A. since August 2024. Experience, skills and abilities Financial sector, capital markets and other sectors He has more than 20 years of experience, has built his career in various areas within Finance and served as Superintendent of Investor Relations between 2017 and 2024. Academic background Bachelor’s degree in Business Administration. Management body: 248 Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer and Investor Relations Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 08/16/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): JOÃO COSTA 476.511.728-68 Profession: Date of birth: Economist 08/10/1950 Profissional experience: João Costa has been an Alternate Member of the Supervisory Council at the Itaú Unibanco Group and an Effective Member of the Supervisory Council at the Itaúsa S.A. in 2023, having been an Alternate Member from 2009 to 2022. He was a member of the Supervisory Council of Alpargatas S.A. from 2017 to 2018, Dexco S.A. from 2018 to 2019, FEBRABAN, IBCB and the Banking Employers' Union of the São Paulo State from 1997 to 2008. He set up and chaired the Audit Committee of Liberty Seguros S.A. and Indiana Seguros S.A. from 2014 to 2015. At the Itaú Unibanco Conglomerate, he was an Effective Member of the Board of Directors of Itauleasing de Arrendamento Mercantil and Itaú Rent Administração e Participação S.A. He also worked at Itaú Unibanco as a General Audit Manager, creating and managing the Systems Audit, Tax Audit, Affiliate Audit, Central Administration Audit, and Foreign Branch Audit functions and planning for inspections at branches nationwide, having developed the inspection automation software that was qualified as "best practice" by the consultancy Arthur Andersen. Later in 1997, serving as a Managing Officer, he structured the Collection Coordination department, defining operational and fiscal procedures for the collection and renegotiation of defaulted payments. He has structured an own and outsourced collection call center and the management of outsourced collection agencies and the control of external lawyers in charge of judicial collections nationwide. He has promoted the first sale of distressed assets, in Brazil, to a foreign debt recovery company. 249 He has played a strong role in the area of governance, creating the Internal Controls and Compliance department, and in particular implementing procedures required by the U.S. Sarbanes Oxley Act (SOX). He has commenced the work for compliance with the Central Bank provisions in connection with Operational Risk and Resolution nº 3380. He holds a Bachelor’s degree in Economics from Faculdade de Economia São Luiz, São Paulo, Brazil, extension course in Business Administration from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and attended the Management Program for Executives from University of Pittsburgh, Pennsylvania, U.S. Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council Yes Elective office held: Description of other positions held: Fiscal Council (Alternate) Elect for Controller Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/17/2025 06/10/2025 Annual 07/10/2009 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): JOÃO FILIPE FERNANDES DA COSTA 235.622.618-45 Profession: Date of birth: Administrator 12/21/1985 Profissional experience: João Filipe Fernandes da Costa Araújo, a member of the Partners Program, has been an Officer at Itaú Unibanco Holding since March 2025, and is currently responsible for the Business, Platforms and Digital Experiences; Artificial Intelligence for Individuals department. He has held several positions at the Itaú Unibanco Group, including Officer of Business, Platforms and Digital Experiences (January 2023 to March 2025), Officer of iti Itaú (2020 to 2022), Superintendent and Head of Products and Business Strategy at iti Itaú (2018 to 2020), Digital Business Superintendent (2016 to 2018), Strategic Planning Superintendent at Itaú Personnalité (2015 to 2016), and Digital Solutions Manager at Itaú Personnalité (2012 to 2014). 250 Mr. Araújo worked as an Associate Consultant (2007 to 2010) and Consultant (2010 to 2012) at The Boston Consulting Group, Lisbon, Portugal. He holds a Bachelor’s degree in Business Administration and Management from Universidade Católica Portuguesa, Lisbon, Portugal, an MBA from Harvard Business School, Boston, U.S., and attended Executive Education programs from Stanford Graduate School of Business, U.S., and INSEAD, Fontainebleau, France. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 05/02/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): JOÃO MOREIRA SALLES 295.520.008-58 Profession: Date of birth: Economist 04/11/1981 Profissional experience: João Moreira Salles Position and term of office He has been a (non-executive) Member of the Board of Directors at the Itaú Unibanco Group since 2017. Experience, skills and abilities Financial sector, capital markets and other sectors He has held a number of positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, having been a member of its Board of Directors (2015 to 2018). 251 Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), and CEO of BW Gestão de Investimentos (BWGI). He has also been a member, since 2019, of the Board of Directors of Verallia, a glass packaging company listed in France, and of the board of Alpargatas since 2022, where he was already a member of its Finance Committee. Before joining BW, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S. Academic background He holds a Bachelor’s degree in Economics from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil, a Master’s degree in Economics from the Columbia University, GSAS, New York, U.S., a Master’s degree in Finance from the Columbia University, GSB, New York, U.S., and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Other Directors Non-Executive Director Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/17/2025 06/10/2025 Annual 06/01/2017 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): JOSÉ GERALDO FRANCO ORTIZ JUNIOR 290.270.568-97 Profession: Date of birth: Lawyer 11/23/1980 Profissional experience: José Geraldo Franco Ortiz Junior is the Civil Litigation Legal Officer at the Itaú Unibanco Group. He began his career at the Itaú Unibanco Group in 2003 as an intern in the Legal Department and in 2021 was elected Compliance Officer, where he worked until the end of 2024. He holds a Bachelor's degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of Laws (LL.M.) from Columbia University’s Law School, New York, U.S. 252 Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): JOSÉ VIRGILIO VITA NETO 223.403.628-30 Profession: Date of birth: Lawyer 09/13/1978 Profissional experience: José Virgilio Vita Neto Position and term of office He is a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman’s, Governmental Relations and Sustainability departments. Experiences, skills and abilities Financial sector, capital markets and other sectors He started his career at the Itaú Unibanco Group in 2000 as a lawyer and was elected as Officer in 2011. He is also an Executive Officer at the Brazilian Federation of Banks (FEBRABAN). Academic background He holds a Bachelor’s degree in Law from Universidade de São Paulo (USP), São Paulo, Brazil; a Master’s degree in Contract Law from Universidad de Salamanca, Salamanca, Spain; a Ph.D. in Contract 253 Law from Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from Harvard Business School, Boston, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 04/13/2015 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): LENI BERNADETE TORRES DA SILVA SANSIVIERO 048.504.508-73 Profession: Date of birth: Administrator 08/11/1963 Profissional experience: Leni Bernadete Torres da Silva Sansiviero has been an alternate member of the Fiscal Council at Itaú Unibanco Holding S.A. since April 2025. She served as an alternate member of the Supervisory Council of LWSA S.A. (2021 to 2022) and as a member of the Balance Sheet Closing Committee at Itaúsa S.A. (2017 to 2018). She was the Controllership Superintendent at Itaú Unibanco S.A. (2008 to 2013), working in Controllership, Planning, M&A and Investor Relations, and was also the Executive Controllership Manager at Itaúsa S.A. (2013 to 2018), working in the structuring, implementation and management of the entire controllership department. She holds a Bachelor’s degree in Financial Administration and a Postgraduate degree in Systems Analysis from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil. She attended the Financial Specialization Course (CEFIN) from the Universidade de São Paulo (USP), São Paulo, Brazil. Management body: 254 Management body: Nominated by the Controlling stockholder: Fiscal Council No Elective office held: Description of other positions held: Fiscal Council (Alternate) Elect for Controller Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/17/2025 06/10/2025 Annual 06/10/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): LUÍS EDUARDO GROSS SIQUEIRA CUNHA 132.780.368-24 Profession: Date of birth: Administrator 07/17/1970 Profissional experience: Luis Eduardo Gross Siqueira Cunha, a member of the Partners Program, has been an Officer at Itaú Unibanco Holding since April 2025. He is currently responsible for the Operations, IGA and Client Service departments. He has held a number of positions at the Itaú Unibanco Group, including Officer since 2008 and Superintendent (1998 to 2017), after having joined the Group in 1993. He holds a Bachelor’s degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil, has attended an Exchange Program at the University of Illinois, Chicago, U.S., and holds a master’s degree in Business Administration with major in Finance and Foreign Trade from the Leonard N. Stern School of Business, New York University, New York, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer 255 Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): LINEU CARLOS FERRAZ DE ANDRADE 105.260.778-08 Profession: Date of birth: Business Administrator 12/11/1972 Profissional experience: Lineu Carlos Ferraz de Andrade, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the Consortium, Vehicle, Real Estate, Payroll Loans, Microcredit, Logistics, Credit Card and Insurance operations. Mr. Andrade has held several positions at the Itaú Unibanco Group, including as Head of Foreign Exchange and Foreign Trade Products from 2013 to 2014, Head of Credit Restructuring Policy and Strategy – Companies from 2011 to 2013, Head of Foreign Exchange and Foreign Trade Operations from 2005 to 2011, and Head of Foreign Exchange, Foreign Trade and Foreign Unit Systems from 2001 to 2004. He holds a Bachelor’s degree in Computer Sciences from Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil, an MBA degree from Universidade de São Paulo (USP), São Paulo, Brazil, specialization in Foreign Trade and Banking from Fundação Getulio Vargas (FGV), São Paulo, Brazil, specialization in Strategic People Management from Fundação Dom Cabral, São Paulo, Brazil, and a Post-MBA certificate from Fundação Instituto de Administração (FIA), São Paulo, Brazil and Risk Management from University of Pennsylvania’s The Wharton School of the University, Philadelphia, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 256 04/30/2025 Annual 10/03/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): LUCIANA NICOLA 270.049.978-63 Profession: Date of birth: Bank Clerk 12/27/1977 Profissional experience: Luciana Nicola, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2022. She is currently responsible for the Institutional Relations and Sustainability department. She also serves as an Officer at Fundação Itaú para Educação e Cultura, as an Advisor at Fundação Itaú Unibanco Previdência Complementar, and as the CEO of Associação Itaú Viver Mais. She has held a number of positions at the Itaú Unibanco Group, including as Superintendent of Institutional Relations, Sustainability and New Business from 2018 to 2021 and Superintendent of Government and Institutional Relations from 2009 to 2018. She worked as a Social Responsibility Manager from 2004 to 2009 at Instituto Unibanco S.A. and at the Endomarketing department of Unibanco S.A. from 1997 to 2004. Ms. Nicola is currently a Member of the Board of Directors of Instituto do Pacto Global Brasil, a Member of the Strategic Group of Coalizão Brasil Clima, Florestas e Agricultura, member of Advisory Board of GFANZ Brasil, and a Member of the Board of Directors of CEBDS. She serves a Member on the ESG Committee of the Brazilian Federation of Banks (FEBRABAN). She was also a Member of the Steering Committee from 2005 to 2007 of the Junior Achievement Association of the State of São Paulo. She holds a bachelor’s degree in law from Universidade São Judas Tadeu, São Paulo, Brazil, and Postgraduate degrees in Semiotics from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and in Leadership and Public Management from Centro de Liderança Pública – CLP at the Center on the Legal Profession of Harvard Business School, Cambridge, Massachusetts, U.S. She also completed her training in Climate Change offered by IBGC in 2021, through the Chapter Zero initiative, a global network for engaging boards in climate challenges. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer 257 Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 03/25/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MAIRA BLINI DE CARVALHO 327.908.828-35 Profession: Date of birth: Lawyer 03/14//1984 Profissional experience: Maira Blini de Carvalho, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2022. She is currently responsible for the advisory legal service of the Retail Banking department, including current account, payment account, credit cards, Pix (instant electronic payment solution), issuer and acquirer-related payment arrangements, overdrafts, payroll loans, real estate loans, vehicle financing, consortia, insurance and pension plans, and the legal matters related to contracts, data, intellectual property, marketing, equity, government segment and third sector. She has held several positions at the Itaú Unibanco Group, including as Legal Superintendent from 2017 to 2022, Legal Manager from 2014 to 2017, Legal Coordinator from 2013 to 2014 and Legal Specialist Lawyer from 2012 to 2013. She also worked as a foreign associate in 2010 at White & Case LLP, in New York, in the M&A and securities practices; and as a lawyer at Grupo JBS from 2007 to 2009. She also worked as an intern at companies such as Nestlé Brasil Ltda. and Aon Holdings Consultores de Seguros e Benefícios from 2003 to 2007. She holds a Bachelor’s degree in law from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a Master’s degree in International Business and Economic Law from the Georgetown University Law Center, Washington, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer 258 Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 03/15/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MARCELO MAIA TAVARES DE ARAÚJO 605.979.411-49 Profession: Date of birth: Engineer 04/27/1973 Profissional experience: Marcelo Maia Tavares de Araújo has been a Member of the Fiscal Council at Itaú Unibanco Holding S.A. since April 2025. Has been a member of the Board of Directors and a member of the Personnel and Compensation Committee (since 2021) at DIA Group – Supermercados DIA (Madrid/Spain); Chief Executive Officer (2020) and Country Advisor (2019) at DIA Brasil S.A.; a member of the Board of Directors and a member of the Audit Committee (since 2020) at Pacaembu Construtura S.A.; a member of the Board of Directors (since 2023); Institutional Officer (2021 to 2022); Financial Administrative Officer (2020); CEO and Executive Officer (2019) at ABF – Associação Brasileira de Franchising; a member of the Board of Directors and a member of the Expansion and M&A Committee (2020 to 2023) at Mundo Pet S.A.; National Secretary of Trade and Services (2015 a 2017) at MDIC – Ministry of Development, Industry, Trade and Services; a member of the Board of Directors (2015 to 2016), serving as a representative of the Federal Government with BNDESPar in the Brazilian Economic and Social Development Bank (BNDES); Founder and CEO (2013 to 2015) at L.M. Maia Participações e Administração Ltda., an investment company focused on Real Estate aimed at the Retail Industry in the Northeastern Region; Regional Officer (2010 to 2012) at Magazine Luiza S.A. being responsible for the integration of Lojas Maia’s operations; Officer and Chairman of the Board of Directors (2005 to 2010) at Móveis Aiam Indústria Ltda.; General Director and a member of the Board of Directors (2002 to 2010) at F.S. Vasconcelos e Cia. Ltda. (Lojas Maia); Financial and Planning Manager (2000 to 2002) at Brasil Telecom S.A.; Trainee (1999) at Bank Bear Stearns, San Francisco/California, U.S.; Planning Assistant (1996 to 1998) at Grupo Paranapanema S.A.; Trainee (1992 to 1995) at Construtora Tratex S.A. He holds a Bachelor’s degree in Civil Engineering from the Universidade Federal de Minas Gerais, Belo Horizonte/MG, Brazil, an MBA from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, Certification in Finance and a BA from the University of California in Berkeley, U.S., Sloan Master MSc in Leadership and Strategy and Certification in Innovating in Digital World from the London Business School (LBS), United Kingdom, and Certification in Digital Transformation from the Massachusetts Institute of Technology (MIT), U.S. Mr. Araújo is certified by the Instituto Brasileiro de Governança Corporativa (IBGC) to work as a Board member. 259 Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council No Elective office held: Description of other positions held: Fiscal Council (Effective) Elected by preferentialists Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/17/2025 06/10/2025 Annual 06/10/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MARCIA KINSCH DE LIMA 956.038.326-49 Profession: Date of birth: Bachelor of Science Sciences 03/01/1973 Profissional experience: Marcia Kinsch de Lima, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since December 2023 and has been an Officer at Itaú Unibanco Holding since May 2024. She is currently responsible for the Credit Risk and Wholesale Modeling departments. She also held the position of Credit Risk Superintendent from 2017 to 2023 and Senior Credit Manager from 2006 to 2014 at the Itaú Unibanco Group. She also worked in the credit departments of Banco Bradesco from 2016 to 2017, HSBC from 2014 to 2016 and BankBoston from 1995 to 2006, having also worked in the commercial department at the latter. She holds a Bachelor's degree in Economics from Universidade Federal de Minas Gerais, a Postgraduate degree in Financial Administration from Fundação Dom Cabral and a Master’s degree in Business Administration from Boston School/Columbia University. Management body: Management body: Nominated by the Controlling stockholder: 260 Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 07/01/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MARCOS MARINHO LUTZ 147.274.178-12 Profession: Date of birth: Naval Engineer 12/30/1969 Profissional experience: Marcos Marinho Lutz has been a member of the Board of Directors of Itaú Unibanco Holding S.A. since April 2025. Has served as the Chairman of the Board of Directors of Ultracargo Logística S.A., Companhia Ultragaz S.A. and Ultrapar Mobilidade S.A. since 2025 and of Hidrovias do Brasil S.A. since 2024. He has also been the Vice Chairman of the Board of Directors of Ultrapar Participações S.A. since 2023, having been its Board Member (2021 to 200). He has been a Member of the Board of Directors of Votorantim S.A. since 2020 and of Corteva Agrisciense since 2019, the Chief Executive Officer of Ultrapar Participações S.A. since 2022 and a Member of the People and Sustainability Committee and an Officer of Ultra S.A. Participações since 2021. Mr. Lutz served as Chairman of the Infrastructure Council of the Federação das Indústrias do Estado de São Paulo – FIESP (2015 to 2021); a Member of the Board of Directors (2008 to 2020), having been Chairman (July to December 2020) of Rumo Logística S.A., CEO of Cosan S.A. – Indústria e Comércio (2009 to 2020); a Board Member of Raizen S.A. (2013 to 2020), Comgás S.A. (2008 to 2020) and of Moove S.A. (2008 to 2020), and Member of the Board of Directors of Monsanto S.A. (2014 to 2018). He holds a Bachelor’s degree in Naval Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master’s degree in Business Administration from the Northwestern University’s Kellogg School of Management, Illinois, U.S. Management body: Management body: Nominated by the Controlling stockholder: 261 Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/17/2025 06/10/2025 Annual 06/10/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MARIA HELENA DOS SANTOS FERNANDES DE SANTANA 036.221.618-50 Profession: Date of birth: Economist 06/23/1959 Profissional experience: Maria Helena dos Santos Fernandes de Santana Position and term of office Independent Member of the Board of Directors since 2021 and President of the Audit Committee since 2023 (independent member). Experiences, skills and abilities. Financial sector, capital markets and other sectors She has been an independent member of the Board of Directors since 2021 and an independent member of the Audit Committee since 2022, serving as President since April 2023. She also served as a member of the Audit Committee of Itaú Unibanco Holding from 2014 to 2020. She is a Member of the Board of Directors and Chairwoman of the Audit Committee of CI&T Inc. and a Member of the Board of Directors of Fortbras S.A. She was a Member of the Board of Directors and Chairwoman of the Audit Committee of XP Inc. between 2019 and 2021 and had previously served as Chairwoman of the Audit Committee of XP Investimentos S.A. between 2018 and 2019. She was a Member of the Board of Directors of Bolsas y Mercados Españoles (BME) between 2016 and 2020. She was also a Member of the Board of Trustees of the IFRS Foundation between 2014 and 2019. She was a Member of the Board of Directors and Coordinator of the Audit Committee of Totvs S.A. between 2013 and 2017, and a Member of the Board of Directors of CPFL Energia S.A. between 2013 and 2015. She also served as Chairwoman, between 2007 and 2012, and Commissioner, between 2006 and 2007, of the Brazilian Securities and Exchange Commission (CVM), representing CVM at the Financial Stability Board (FSB) between 2009 and 2012. 262 She was the Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) between 2011 and 2012. ESG Between 2011 and 2012, she was a Member of the International Integrated Reporting Council (IIRC), where she later also served as a Member of the Governance and Nominating Committee, until the creation of the Value Reporting Foundation. She worked at the São Paulo Stock Exchange (current B3 S.A.) between 1994 and 2006, where she was involved in the creation and was responsible for the implementation of the Novo Mercado and other corporate governance segments. She was Vice President of the Brazilian Institute of Corporate Governance (IBGC) between 2004 and 2006, having been a Member of its Board of Directors between 2001 and 2006. She has also been a Member of the Latin- American Roundtable on Corporate Governance (OECD) since 2000. She was a Member of the Board of Directors and Coordinator of the People, Appointments and Governance Committee at Oi S.A. between 2018 and 2023. She served as a Member of the Board of Directors and as Chairwoman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. between 2013 and 2017. She was acknowledged with the Excellence in Corporate Governance award by the ICGN – International Corporate Governance Network, in 2012. Academic background She holds a Bachelor’s degree in Economics from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/17/2025 06/10/2025 Annual 06/15/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MÁRIO NEWTON NAZARETH MIGUEL 216.756.218-70 263 Profession: Date of birth: Business Administrator 12/22/1979 Profissional experience: Mário Newton Nazareth Miguel, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2021. He is currently responsible for the Receivables Information System Department and the forwarding to the Central Bank of Brazil of information relating to amounts refundable to individuals and legal entities. He has held several positions at the Itaú Unibanco Group, including Digital Products Superintendent from 2017 to 2020; Digital Business Superintendent from 2016 to 2017; Digital Business Manager (Cards) from 2013 to 2016; Electronic and Physical Channels Manager (Cards) from 2010 to 2013 and Project Expert (Cards) from 2008 to 2010. He also worked as a Product Manager from 2007 to 2008 at Banco ABN AMRO Real; as a Marketing Expert from 2005 to 2007 and Client Relations Analyst from 2004 to 2005 at Claro S.A. and Business Analyst from 1998 to 2003 at Tess S.A. He holds a Bachelor’s degree in Business Administration from Universidade Paulista, São Paulo, Brazil; a Postgraduate degree in Economics from Universidade de Campinas, São Paulo, Brazil; an MBA degree in Business from Fundação Getulio Vargas (FGV), São Paulo, Brazil; an MBA degree (International Module) from Ohio University, Ohio, U.S.; he attended a specialization course in Executive Leadership from Fundação Dom Cabral, São Paulo, Brazil, and he holds a Postgraduate degree in Positive Psychology from Pontifícia Universidade Católica do Rio Grande do Sul (PUC-RS). Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 10/03/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MATIAS GRANATA 228.724.568-56 264 Profession: Date of birth: Economist 06/17/1974 Profissional experience: Matias Granata Position and term of office Matias Granata, partner, has been an Officer of the Executive Committee at the Itaú Unibanco Group responsible for the risks department (CRO) since 2021. Experiences, skills and abilities Risk management He has held several positions at the Itaú Unibanco Group, including as Officer from 2014 to 2021, responsible for Credit Risk, Modeling, and Market and Liquidity Risks. Responsible for the risk structure, Mr. Granata is also in charge of the unit that integrates the climate risk into the institutions’ global risk management. Academic background He holds a Bachelor’s degree in Economics from the Universidad de Buenos Aires (UBA), Buenos Aires, Argentina, a postgraduate degree in Economics from the Universidad Torcuato Di Tella (UTDT), Buenos Aires, Argentina, and a Master’s degree in International Economic Policy from the University of Warwick, British Chevening Scholarship, London , United Kingdom. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): 265 MAYARA ARCI REZECK 079.433.926-39 Profession: Date of birth: Bank Clerk 07/05/1988 Profissional experience: Mayara Arci Rezeck, a member of the Partners Program, has been an Officer at Itaú Unibanco Holding since March 2025, and is currently responsible for the Vehicle Financing department. She has served in many positions at the Itaú Unibanco Group, having been Superintendent of Strategic Real Estate Planning, Vehicles and Consórcio (2023 to 2025), Commercial Superintendent (2020 to 2023), Product Manager (2017 to 2020), Credit Policy Coordinator (2016 to 2017), and Trainee (2013 to 2015). She holds a Bachelor's degree in Business Administration from the Universidade Federal de Itajubá, Minas Gerais, Brazil, and an MBA from INSEAD, Fontainebleau, France. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 05/02/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MICHELE MARIA VITA 217.835.478-55 Profession: Date of birth: Business Administrator 09/03/1980 Profissional experience: Michele Maria Vita, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since September 2024, being responsible for the Itaú Shop, ICarros, Tag Itaú, and Rewards Loyalty Programs departments. Mr. Vita served as CEO of ICarros (2022 to 2024); Digital Business 266 Superintendent (2017 to 2021); Business Superintendent – Credit Cards (2014 to 2017); Loyalty Superintendent – Credit Cards (2012 to 2014); Product Manager – Credit Cards (2011 to 2012); Portfolio and Debit Card Manager – Credit Cards (2010 to 2011); Summer Associate – Private Wealth Management (2009); Product Manager – Credit Cards (2005 to 2008) and Product Manager (2001 to 2005). He holds a Bachelor’s degree in Business Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil, and an MBA degree from the London Business School, London, United Kingdom. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 10/24/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MILTON MALUHY FILHO 252.026.488-80 Profession: Date of birth: Business Administrator 06/08/1976 Profissional experience: Milton Maluhy Filho Position and term of office He is a partner, has been a chief executive officer since 2021. Experiences, skills and abilities Financial sector, capital markets and other sectors 267 He has served as our CFO and a CRO. He has held several positions at the Itaú Unibanco Group, including vice president from 2019 to 2020, and CEO of Itaú CorpBanca (Chile) from 2016 to 2018, being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected officer in 2007. Academic background He holds a bachelor’s degree in Business Administration. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Chief Executive Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 01/03/2019 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PAULO ANTUNES VERAS 179.984.168-58 Profession: Date of birth: Engineer 09/01/1972 Profissional experience: Paulo Antunes Veras Position and term of office An Independent Member of the Board of Directors and a member of the Personnel Committee at Itaú Unibanco since 2023 Experience, skills and abilities Financial sector, capital markets and other sectors 268 He is an investor in startups and an independent member of the Board of Directors of Localiza and a member of the Advisory Board of Boticário and Klubi. He was the founder and CEO of 99, the first Brazilian unicorn. He was an officer and board member at Endeavor, a high-impact entrepreneurship NGO. He was an independent member of the Board of Directors of B2W until 2021. Academic background He holds a Bachelor’s degree in Mechatronics Engineering from the Escola Politécnica da Universidade de São Paulo (Poli-USP), Brazil. He holds an MBA degree from INSEAD. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/17/2025 06/10/2025 Annual 05/17/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PAULO SERGIO MIRON 076.444.278-30 Profession: Date of birth: Economist 07/26/1966 Profissional experience: Paulo Sergio Miron, a member of the Partners Program, has been the Officer responsible for internal audit (CAE – statutory audit committee) at the Itaú Unibanco Group since 2015. He has been an Officer at the Instituto Unibanco and the Fundação Itaú para Educação e Cultura, a member of the Fiscal Council at the Fundação Maria Cecilia Souto Vidigal, of the Supervisory Council at Instituto Lemann and of the Fiscal Council at the Fundação Nova Escola, Coordinator of the Audit 269 Committee at Zup Tecnologia, and a member of the Audit Committee at Avenue. Mr. Miron has served as a financial specialist at the Audit Committee of Porto Seguro, do Banco Carrefour and XP. With over 28 years of experience in independent auditing, he was a partner at PricewaterhouseCoopers (PwC) - Brazil (1996 to 2014) responsible for the audit work at large Brazilian financial conglomerates, the Brasília office in the Federal District (DF), and both the government services and the banking departments. Instructor in the training course for members of the Audit, Supervisory and Control Committee of the Instituto Brasileiro de Governança Corporativa (IBGC). He is a speaker at many seminars on governance, auditing and financial market issues. Mr. Miron also coordinated the PwC Brazil’s department of training at financial institutions for over ten years and worked as a college professor teaching financial marketrelated courses. He holds Bachelor’s degrees in Economics from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil and in Accounting from the Universidade São Judas Tadeu, São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 07/01/2015 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PEDRO HENRIQUE MOREIRA RIBEIRO 287.908.168-89 Profession: Date of birth: Lawyer 02/15/1980 Profissional experience: Pedro Henrique Moreira Ribeiro, member of the Partners Program, has been an Officer at the Itaú Unibanco Group since May 2024 and he is currently responsible for the Tax and Legal Department 270 (Advisory and Litigation). He worked as Tax and Legal Superintendent at the Itaú Unibanco Group (2013 to 2024). He has 24 years of experience in corporate and product taxation and tax advisory and litigation, having worked in several tax departments of financial institutions. At Citigroup, he worked as Deputy Tax Superintendent (2010 to 2013) and Tax Specialist (2006 to 2010). He started his career in the Tax Department of JP Morgan Chase as a trainee (1999 to 2002) and, subsequently, as a Tax Analyst (2002 to 2006). He is the Vice Chairman of the Tax Committee of the Brazilian Association of Financial and Capital Market Entities (AMBIMA) and a Member of the Tax Committee of the Brazilian Federation of Banks (FEBRABAN). He holds a Bachelor’s degree in Law from Universidade Presbiteriana Mackenzie and attended a specialization course in Tax Law at Pontifícia Universidade Católica de São Paulo (PUC-SP). Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 07/02/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PEDRO LUIZ BODIN DE MORAES 548.346.867-87 Profession: Date of birth: Economist 07/13/1956 Profissional experience: Pedro Luiz Bodin de Moraes Position and term of office 271 An Independent Member of the Board of Directors since 2008. Experience, skills and abilities Financial sector and capital markets He was a member of the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. between 2003 and 2008. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was a partner at Icatu Holding S.A. between 2005 and 2014. He was also a partner and Officer at Banco Icatu S.A. between 1993 and 2002. He was Vice President of the Associação Nacional dos Bancos de Investimentos (ANBID) between 1994 and 2001, and a Professor in the Department of Economics at the Pontifícia Universidade Católica do Rio de Janeiro between 1985 and 1990. Risk management He is currently the Chairman of the Risk and Capital Management Committee of Itaú Unibanco, and his previous experience in risk management has fully entitled him to hold the chair of this Committee. His duties include supporting the Board of Directors in defining the institution’s risk appetite and supervising the risk and capital management and control activities, aimed at ensuring their adequacy to the risk levels assumed and complexity of the operations. He served as Officer of the Monetary Policy of the Central Bank of Brazil from 1991 to 1992. The duties related to this position included managing and enforcing monetary and foreign exchange policies, establishing technical guidelines for managing the Brazilian international reserves and defining policies for payment arrangements, clearing and settlement houses and other Financial Market infrastructures. ESG From 1990 to 1991 he was an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the main instrument for enforcing the Federal Government’s investment policy and whose mission is to promote the sustainable and competitive development of the Brazilian economy by generating jobs and reducing social and regional inequalities. Academic background He holds a Bachelor’s degree in Economic Sciences from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Brazil. He holds a Master’s degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro, Brazil. He is a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 272 04/17/2025 06/10/2025 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PEDRO MOREIRA SALLES 551.222.567-72 Profession: Date of birth: Banker 10/20/1959 Profissional experience: Pedro Moreira Salles Position and term of office Non-executive Co-Chairman of the Board of Directors since 2017. Experiences, skills and abilities Financial sector, capital markets and other sectors He is a Co-chairman of the Board of Directors of Itaú Unibanco Holding S.A. and was also the Chairman of this Board between 2009 and 2017. He was a Member of the Board of Directors of Unibanco in 1989 and was its chairman from 1997 to 2004. In 2004, he became CEO of Unibanco and remained in the position until 2008, the year of the merger with Banco Itaú. He is the Chairman of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) and the Chairman of the Board of Directors of Alpargatas S.A. He is also the Chairman of the Board of Directors of Companhia E. Johnston de Participações and the Chairman of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. He is Vice Chairman of the Board of Directors of Brasil Warrant and partner and joint CEO of Cambuhy Investimentos. He was a member of the Board of Directors of TOTVS and between 2017 and 2022 he was Chairman of the Board of Directors of the Brazilian Federation of Banks (FEBRABAN). ESG He is also the Chairman of the Board of Directors of the Unibanco Institute, an institution that works to improve public education in Brazil through education management. He is a Member of the Decision- Making Council and the Board of Associates of INSPER, a non-profit institution dedicated to education and research, and a Member of the Guidance Council of the Symphony Orchestra Foundation of the State of São Paulo (OSESP). He is also a Member of the Board of Directors of the Todos pela Saúde (All for Health) Institute, which combats sanitary emergencies in Brazil, and a Member of the Board of Directors of the Moreira Salles Institute, which is dedicated to promote and preserve cultural heritage. Academic background 273 He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles, U.S. He attended the Owner/President Management (OPM) program at Harvard University in the U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Other Directors Non-executive Co-Chairman Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/17/2025 06/10/2025 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PEDRO PAULO GIUBBINA LORENZINI 103.594.548-79 Profession: Date of birth: Business Administrator 04/02/1968 Profissional experience: Pedro Paulo Giubbina Lorenzini Position and term of office He is a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. Experiences, skills and abilities Financial sector, capital markets and other sectors He is currently responsible for the Treasury, Client and Product Desks, and Macroeconomics Department and for the Latin America (LATAM) Department, which also includes the operations in South America (Argentina, Paraguay, Uruguay, Chile and Colombia). 274 He is a Member of the Board of Directors and a Member of the Risk and Financial Committee at B3 S.A. – Brasil, Bolsa, Balcão since 2021. Mr. Lorenzini served as a Member of the Executive Committee, responsible for the Global Markets and Securities Services at Citibank Brasil from 2008 to 2021, after having built his career at the institution since 1989, with experience in the Structuring, ALM Management, Trading, Sales, Product Management and Controllership departments. He was Chairman of the Treasury Committee from 2010 to 2013 and a Citibank representative at the Board of Executive Officers of the Brazilian Federation of Banks (FEBRABAN) from 2013 to 2021. He was Chairman of the Treasury Committee from 2010 to 2012 and Vice President of the Brazilian Association of Financial and Capital Market Entities (ANBIMA) from 2010 to 2021. Academic background He holds a Bachelor’s degree in Economics Business Administration from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 05/03/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RAFAEL VIETTI DA FONSECA 223.949.378-07 Profession: Date of birth: Lawyer 11/25/1983 Profissional experience: 275 Rafael Vietti da Fonseca, member of the Partners Program, has been an Officer at the Itaú Unibanco Group since May 2024 and he is currently responsible for the legal service activities at Itaú BBA, Itaú Corretora and the Corporate Business Unit. In this capacity, he is responsible for the legal advisory services on capital market operations (IBD, M&A Advisory, ECM and DCM), research, banking products for small, middle-market and large companies, financial advisory and credit recovery (special situation, judicial and extrajudicial recovery, bankruptcy and collection). He also currently works on institutional topics, including environmental and social issues and responsible businesses. He has been at the Itaú Unibanco Group since 2006, having previously held many positions, such as: Legal Superintendent responsible for the Investment Banking Department and other departments, Legal Manager responsible for the Proprietary M&A Department and Chief Attorney at Itaú USA Asset Management in New York. Before joining the Itaú Unibanco Group, he worked at the São Paulo State Attorney’s General Office between 2004 and 2006. He holds a Bachelor's degree in Law from Universidade Presbiteriana Mackenzie and attended specialization courses in Accounting at Fundação Getulio Vargas and Corporate Finance at Fundação Instituto de Admnistração (FIA). He also holds a LL.M degree from University of Virginia. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 07/01/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RENATO BARBOSA DO NASCIMENTO 161.373.518-90 Profession: Date of birth: Accountant 10/28/1971 Profissional experience: 276 Renato Barbosa do Nascimento, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the investment banking, Wealth Management, Brokerage services, Private Banking, M&A, Treasury, Risks, Accounting, Fiscal, Finance departments and the entire ecosystem that serves companies and payment means. Between 2018 and the first half of 2023, he led the internal audit work covering the whole ESG scope, with outstanding assessment of the commitments made with external agents, ensuring compliance with rules and regulation and ultimately the audit of the Conglomerate’s ESG governance pillars. Also against this backdrop, Mr. Nascimento engaged in the Mentoring Program for Black Women sponsored by Itaú Unibanco throughout 2023. He has been a member of audit councils and committees of Itaú Unibanco’s investees aiming at maintaining the high governance standards required by the Conglomerate, and a Fiscal Advisor at the Conselho Empresarial Brasileiro para o Desenvolvimento Sustentável (CEBDS). He has held several positions in his over 26-year professional journey at PricewaterhouseCoopers Auditores Independentes (PwC), including Audit Partner from 2009 to 2017. His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in Brazil and abroad. Between 2014 and 2017, he took part in a three-year professional exchange program at PwC in Mexico City, Mexico, as audit partner leading external audits in subsidiaries of international entities of the financial industry in Mexico. From 2009 and 2014, Mr. Nascimento was responsible for monitoring external audits carried out by the PwC teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in subsidiaries of Brazilian financial institutions in these countries. Between 2006 and 2008, he took part in a two-year professional exchange program at PwC in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB). Additionally, he took part in a two-year professional exchange program at PwC in Montevideo, Uruguay, managing external audits of local banks, international institutions, and offshore entities, among others. He holds Bachelor’s degrees in Accounting and in Business Administration, both from the Universidade Paulista, São Paulo, Brazil, and Master’s degree in Business Administration (MBA) from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He periodically attends international training courses and events, such as the Innovation Program – Singularity University in Palo Alto, Fintech Revolution – Wharton School of the University of Pennsylvania, SXSW, the IIA Conference and the Gartner IT Symposium. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer 277 Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 11/06/2017 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RENATO DA SILVA CARVALHO 033.810.967-61 Profession: Date of birth: Production Engineer 11/02/1974 Profissional experience: Renato da Silva Carvalho, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He is currently responsible for the Wholesale Banking’s Financial Planning department. In this position, he is responsible for determining the financial results of the Wholesale Banking, including monitoring ESG products and services that generate positive impact. Mr. Carvalho has held several positions at the Itaú Unibanco Group, including Financial Planning Officer - Retail Banking, Finance Superintendent, Wholesale Banking from 2017 to 2020 and Market and Liquidity Risk Superintendent/Manager from 2010 to 2017. He worked as Investment Market Risk Associate Director from 2008 to 2010 at Fidelity International LTD (London, United Kingdom), Market Risk Associate Director from 2006 to 2008 at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst from 1998 to 2006 at Banco Brascan S.A. (Rio de Janeiro, Brazil). He holds a Bachelor’s degree in Production Engineering from Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil, an Executive MBA degree in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, an MBA degree in System Analysis, Project and Management from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, and a M.Sc.in Production Engineering from Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil, and has attended the Executive Program from Fundação Dom Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager (PRM) by the Professional Risk Management International Association (PRMIA) and a Financial Risk Manager (FRM) by the Global Association of Risk Professionals (GARP). Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No 278 Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 10/01/2020 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RENATO LULIA JACOB 118.058.578-00 Profession: Date of birth: Bank Clerk 05/10/1974 Profissional experience: Renato Lulia Jacob has been a partner and an Officer at the Itaú Unibanco Group where he has been responsible since April 2024 for the Corporate Strategy, Investor Relations and Corporate Development and has been a member of the Disclosure and Trading Committee since 2019. He served as Group Head of Investor Relations and Market Intelligence and Chairman of the Disclosure and Trading Committee (2020 to 2024). Mr. Jacob has been at the Itaú Unibanco Group for 23 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itau International, in the U.S., and Itau Suisse, in Switzerland from 2016 to 2020, a Managing Director of Banco Itau Argentina S.A. from 2006 to 2010 and a Managing Director, Head of CIB Europe from 2011 to 2015. He has been an Independent Member of the Board of the Royal Institution of Great Britain, in the United Kingdom. He was an Independent Member of the Board of the Fight for Peace International from 2017 to 2022 and fellow of the Institute of Directors from 2015 to 2017. He holds a Bachelor’s degree in Civil Engineering from Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from the Wharton School of the University of Pennsylvania, Philadelphia, U.S. Management body: Management body: Nominated by the Controlling stockholder: 279 Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 12/14/2020 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RICARDO NUNO DELGADO GONÇALVES 251.863.858-08 Profession: Date of birth: Administrator 06/30/1976 Profissional experience: Ricardo Nuno Delgado Gonçalves, a member of the Partners Program, has been an Officer at Itaú Unibanco Holding since April 2025. He has held the position of Treasury Trading Officer since 2020 and was the Treasury Banking Officer from 2014 to 2020 and the Banking and External Treasuries Superintendent from 2011 to 2014. Mr. Gonçalves was also Funding and Structured Operations Superintendent from 2009 to 2011, Chief Operator and International Banking Superintendent from 2003 to 2009, Trader from 1997 to 2003, and Controller from 1995 to 1997. He holds a Bachelor’s degree in Business Administration from the Universidade de São Paulo (FEA - USP), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 280 04/30/2025 Annual Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RICARDO RIBEIRO MANDACARU GUERRA 176.040.328-85 Profession: Date of birth: Engineer 08/28/1970 Profissional experience: Ricardo Ribeiro Mandacaru Guerra Position and term of office He is a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. Experience, skills and abilities Financial sector He has held a number of positions at the Itaú Unibanco Group, including Executive Officer (2014 to 2021), Channels Officer (2008 to 2014), Financing Products Superintendent - Individuals (2007 to 2008), Credit Policies Superintendent (2006 to 2007), Electronic Channels Management Superintendent (2002 to 2006), and Internet Project Leader (1996 to 2000). He joined the Itaú Unibanco Group in 1993 as a Systems Analyst. Technology, operations and information security He is responsible for the technology, operations, service, data and CX departments, serving as CIO since 2015. Since September 2024 he has been responsible for the Operations, IGA and Service departments. He has extensive experience in digital transformation, large-scale platform management, including everything from management and governance processes to technical engineering and cybersecurity knowledge. He leads a broad technology team, focused on deep technical excellence, talent training and diversity. Academic background He holds Bachelor’s degrees in Civil Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and in Business Administration from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and also an MBA from Kellogg School of Management at Northwestern University, Illinois, U.S. Management body: 281 Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RICARDO VILLELA MARINO 252.398.288-90 Profession: Date of birth: Engineer 01/28/1974 Profissional experience: Ricardo Villela Marino Position and term of office Non-Executive Vice Chairman of the Board of Directors since 2020. Experience, skills and abilities Financial sector and capital markets He has been the Chairman of the Latin America Strategic Council since 2018, leading the innovation and exploration of growth opportunities throughout the region, and is the Chairman of Banco Itaú Chile. He has held a number of positions at the Itaú Unibanco Group since 2002, including Vice President between 2010 and 2018, and CEO for Itaú Latam operations (Argentina, Chile, Paraguay and Uruguay). He started his career at Banco Credit Commercial de France (CCF), worked with fixed income and stock market at Banco de Investimentos Garantia (CSFB) and at Goldman Sachs Asset Management in New York and London, where he was a portfolio manager for Emerging Markets. He served as the Chairman of the Federation of Latin American Banks (FELABAN) and was named a Young Global Leader by the World Economic Forum (WEF). He has been an alternate member of the Board of Directors since 2011. Financial inclusion and entrepreneurship He is responsible for creating business models to the crypto market contributing to financial inclusion through digital assets. He currently serves as Vice Chairman of Humanitas 360, a non-profit organization 282 focused on catalyzing social and civic entrepreneurship among young people. He is the Chairman of Instituto PDR, an organization aimed at investing and preparing new entrepreneurs with a focus on social academic transformation. He is also a member of the Advisory Board of Visa Latin America and of the MIT Sloan School of Management. Academic background He holds a Bachelor’s degree in Mechanic Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachussets, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Non-executive Vice President of the Board of Directors Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/17/2025 06/10/2025 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RITA RODRIGUES FERREIRA CARVALHO 037.511.527-76 Profession: Date of birth: Actuarial 08/30/1973 Profissional experience: Rita Rodrigues Ferreira Carvalho, a member of the Partners Program, has been an Officer at Itaú Unibanco Holding since April 2025. She is currently responsible for the Compliance and Operational Risks department. She has held a number of positions at the Itaú Unibanco Group, including Officer since 2021, Superintendent for Business Management, Quant Solutions and Global Markets & Treasury Control (2017 to 2021), and Internal Control and Compliance Superintendent (2012 to 2017). 283 Ms. Carvalho had previously worked at a global bank, in Brazil and in the United Kingdom, in the Risk and Compliance departments for 13 years. She holds a Bachelor’s degree in Actuarial Sciences and a master’s (MSc) degree in Statistics, both from Universidade Federal do Rio de Janeiro, Rio de Janeiro, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ROBERTO EGYDIO SETUBAL 007.738.228-52 Profession: Date of birth: Engineer 10/13/1954 Profissional experience: Roberto Egydio Setubal Position and term of office Non-executive Co-Chairman of the Board of Directors since 2017. Experiences, skills and abilities Financial sector, capital markets and other sectors He started his career at Banco Itaú in 1980, having held several positions before he was appointed as CEO in 1994, a position he held until April 2008. In that year, after the merger between the banks Itaú and Unibanco, he became CEO of Itaú Unibanco Holding S.A. and held that position until 2017. He has been a Member of the Board of Directors of Itaúsa S.A. since 2021 and is currently the Vice Chairman. He is also a Member of the Board of Directors of CCR S.A. He was a Member of the Board of Directors 284 of Petrobras between 2000 and 2002 and a Member of the Board of Directors of Shell Plc. between 2017 and 2020. He was a member of the International Monetary Conference (IMC) between 1994 and 2020, and the Chairman in 2015. He was the Chairman of the Brazilian Federation of Banks (FEBRABAN) between 1997 and 2000 and the Chairman of the Board of this institution between 2011 and 2017. He was a Member of the Board of Directors of the Institute of International Finance (IIF), having served as Vice Chairman between 2003 and 2014, and he was a Member of the International Advisory Committee of the Federal Reserve Bank of New York between 2002 and 2008. In 2011, he was named Banker of the Year by Euromoney magazine, and in 2015 he was elected, for the second time, the best executive in Brazil. Risk management During his term as CEO of Itaú Unibanco Holding S.A., until 2017, he oversaw risk management at the executive level, chairing seven superior risk councils, such as the Superior Audit and Operational Risk Management Council, the Superior Credit Council and the Superior Risk Policy Council, where he addressed corporate risk policies, risk management, risk appetite and the risk culture of the company. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies. ESG He is also a Member of the Board of Directors of Centro de Liderança Pública (CLP), a cross-party organization that seeks to engage society and develop public leaders to face urgent problems in Brazil. In 2003, he was appointed as a Member of the Economic and Social Development Council (CDES) and holds this position to date. Academic background He holds a Bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He also holds a Master’s degree in Engineering Science from Stanford University, California, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Other Directors Non-executive Co-Chairman Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/17/2025 06/10/2025 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a 285 Administrator: Name: Taxpayer ID (CPF): RODRIGO ANDRE LEIRAS CARNEIRO 070.227.907-28 Profession: Date of birth: Economist 11/13/1975 Profissional experience: Rodrigo Andre Leiras Carneiro, a member of the Partners Program, has been an Officer at the Itaú Unibanco Holding since 2025. He is currently responsible for the Credit Card Business – Individuals department, serving as an Officer since 2022. He has held several positions at the Itaú Unibanco Group, including Product Officer at Redecard (2018 to 2022), Card Portfolio Superintendent (2013 to 2017), Card Manager – High Income Segment (2012 to 2013), Business and Planning Manager (2008 to 2012), Credit Policy Manager – Unicard and Hipercard (2003 to 2008). Mr. Carneiro also worked as Credit and Collection Coordinator (2001 to 2002), Marketing and Product Analyst (2000 to 2001) and Finance Analyst (1998 to 2000) at Fininvest. He holds a Bachelor’s degree in Economics from the Universidade Federal do Rio de Janeiro (UFRJ), Brazil and an Executive MBA (Coppead). Management body: Management body: Nominated by the Controlling stockholder: Board of Directors No Elective office held: Description of other positions held: Others officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 03/14/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): 286 RUBENS FOGLI NETTO 255.989.658-36 Profession: Date of birth: Business Administrator 06/26/1978 Profissional experience: Rubens Fogli, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2015, and is currently responsible for the Card Products and Requirements, Payment, Collection and Account Management Office. He has held several positions at the Itaú Unibanco Group, including Officer of Card Products, Digital Business, Cards and Acquiring Services and Joint Ventures with Retailers. Mr. Fogli Neto has also been a member of the Board of Directors at several companies of the Itaú Unibanco Group. He worked at important companies in the markets they operate, such as Citibank, Credicard, and Banco CCF Brasil. He holds a Bachelor’s degree in Business Administration from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, an Executive MBA degree from Instituto Brasileiro de Mercado de Capitais (IBMEC), São Paulo, Brazil, and attended the Leadership Transition program from INSEAD, Fontainebleau, France, and the Leading Organizations and Change course from MIT Sloan School of Management, Cambridge, Massachusetts, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 10/03/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): SERGIO GUILLINET FAJERMAN 018.518.957-10 287 Profession: Date of birth: Economist 03/26/1972 Profissional experience: Sergio Guillinet Fajerman Position and term of office A member of the Partners Program, Mr. Fajerman has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. Experience, skills and abilities Financial sector, capital markets and other sectors He is currently responsible for the Personnel, Marketing and Communications department. He has held a number of positions at the Itaú Unibanco Group, including as Executive Officer (2017 to 2021) and Corporate Personnel Management Officer and Personnel Officer at the General Wholesale Banking Office (2010 to 2017). Academic background He holds a Bachelor’s degree in Economics from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil, an MBA in Corporate Finance from the Brazilian Institute of Capital Markets (IBMEC), Brazil, an MBA from INSEAD, Fontainebleau, France, and has attended the Advanced HR Executive Program from the University of Michigan, Michigan, U.S. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): 288 THALES FERREIRA SILVA 831.623.301-06 Profession: Date of birth: Economist 01/13/1978 Profissional experience: Thales Ferreira Silva, a member of the Partners Program, has been an Officer at Itaú Unibanco Holding since March 2025. He is currently responsible for Itaú’s Purchase of Assets (Mortgage Loans, Vehicles and Consórcios) and Loans (Personal Loans and Payroll Loans) business. He has worked at the Conglomerate for 20 years, having served as Officer in Itaú BBA’s Large and Corporate segments for many years. He holds a Bachelor’s degree in Economics from the Universidade de Campinas - UNICAMP, São Paulo, Brazil, and an Executive MBA from IBMEC. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 05/02/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): TATIANA GRECCO 167.629.258-63 Profession: Date of birth: Technologist in Civil Engineering 08/31/1973 Profissional experience: Tatiana Grecco, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. She is currently responsible for the Capital and Market and Liquidity Risk department. 289 She has worked at the financial and capital markets since 1994, when she joined the Capital Markets Department. She has built a consistent and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors’ portfolios. In 1998, she became a Fund Portfolio Manager at Itaú Asset Management. After that, she worked as a Senior Portfolio Manager of fixed income and technical provision portfolios for five years and later became the Superintendent of Technical Provision Portfolio Management. In 2009, Ms. Grecco commenced the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds. She has coordinated the ETF Committee and the ESG Workgroup at the Brazilian Financial and Capital Markets Association (ANBIMA) for several years. She was also Vice President of the Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds. Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units. Since 2020, she has also been responsible for the capital management of the Conglomerate. She holds a Bachelor’s degree in Civil Construction from Universidade Estadual Paulista (UNESP), São Paulo, Brazil, a Postgraduate degree in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, a Master’s degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil, and is certified by the Executive Education Program on Asset Management from Yale University, Connecticut, U.S. She has also been a Certified Financial Planner (CFP) since 2009 and is Asset Manager certified (CGA) by ANBIMA. Ms. executives who founded the Bloomberg Women’s Buy-Side Network in Brazil and is a member of the global communities 100 Women in Finance and Women in ETFs. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 06/01/2017 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 290 Name: Taxpayer ID (CPF): VINICIUS SANTANA 286.045.658-92 Profession: Date of birth: Mathematician 03/23/1978 Profissional experience: Vinícius Santana has been an Officer at the Itaú Unibanco Group since 2023. He is currently responsible for the Anti-Money Laundering/Counter Terrorism Financing Department (AML/CFT). He has been working without interruption on anti-money laundering and counter terrorism financing (AML/CFT) since 2002 and has held important positions in the public and private sectors. A Country Appraiser at the Financial Action Task Force (FATF/GAFI), Mr. Santana has worked for 11 years at COAF (Council for Financial Activities Control), nine of which as a Supervisor, including as an Alternate Officer of this body, and he held the positions of Head of AML/CFT at the Santander and Banco do Brasil Conglomerates from 2017 to 2023. He has already served as a Data Protection Officer (DPO) at Banco do Brasil, where he also served in many positions in the Commercial and AML/CFT departments. In 2006, he joined the Council for Financial Activities Control (COAF), and rejoined Banco do Brasil in 2017. He was an Effective Member of ENCCLA – National Anti-Corruption and Anti-Money Laundering Strategy from 2006 to 2021. At COAF, between 2010 and 2017, he was a member of many federal councils in Brazil, notably the National Council for Anti-Drug Policy and the Brazilian Intelligence System. Mr. Santana holds a Bachelor’s degree in Mathematical Sciences from Universidade Estadual do Norte do Paraná (UENP), Paraná, Brazil; a Bachelor’s degree in Law from Centro Universitário de Brasília (UniCEUB), Brasília, Brazil; a Postgraduate degree in Advanced Defense Studies from Escola Superior de Guerra (ESG); Specialist, AML/CFT from the U.S. Department of the Treasury; a Postgraduate degree in Money Laundering, Criminal Procedure; an MBA degree in Strategic Management, Business Administration from UNIFAEL; and an MBA degree in Risks and Compliance from Trevisan/Exame. Mr. Santana has been certified by many national and international bodies, notably the FBI, IMF, FINCEN, COAF, GAFI, GAFI Latin America, the World Bank, DEA, U.S. Department of Justice, ESG, ABIN (Brazilian Intelligence Agency), Armed Forces, among others. He was awarded the most prominent AML/CFT award in Brazil, the COAF Merit Diploma, in 2021, and has earned six military commendations. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers No Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 10/11/2023 291 Conviction: Type of Conviction: Description of the conviction: n/a n/a 7.4 Composition of committees Administrator Name: Taxpayer ID (CPF): ALEXANDRE DE BARROS 040.036.688-63 Profession: Date of birth: Engineer 09/06/1956 Profissional experience: Alexandre de Barros (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including as Executive Vice President of the Technology department from 2011 to 2015, Executive Officer from 2005 to 2010, Senior Managing Officer from 2004 to 2005 and Managing Officer from 1994 to 2004. Mr. de Barros served as a Member of the Board of Directors of Serasa S.A. from 2003 to 2007, having acted as its Chairman from 2006 to 2007, as a Member of the Board of Directors of Diagnósticos da América S.A. (DASA) from 2015 to 2023. He was also as member of Dexcos' Board of Directors from 2020 to 2024 and the IT and Digital Inbovation Committee from 2017 to 2024. He holds a Bachelor’s degree in Aeronautics Infrastructure Engineering from Instituto Tecnológico de Aeronáutica (ITA), São José dos Campos, São Paulo, Brazil, a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA degree from New York University, New York, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction nº 23/21 No Position held: Description of other position held: Member of the Committee (Efective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 06/16/2021 Conviction 292 Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): ALFREDO EGYDIO SETUBAL 014.414.218-07 Profession: Date of birth: Business Administrator 09/01/1958 Profissional experience: Alfredo Egydio Setubal Position and term of office Non-executive Member of the Board of Directors since 2007. Experiences, skills and abilities Financial sector and capital markets At Itaúsa S.A., he has been CEO and Investor Relations Officer since 2015 and a Member of the Board of Directors since 2008. He has also been the Chairman of the Board of Directors of Dexco S.A. since 2021 and a Member of their Board since 2015. He has also been a Member of the Board of Directors of Alpargatas S.A. since 2017 and of Copa Energia since 2020. He served as Chairman of the National Association of Investment Banks (ANBID) between 2003 and 2008. He has been a Member of the Superior Committee for Guidance, Nomination and Ethics of the Brazilian Institute of Investor Relations (IBRI) since 2010, having been the Chairman of its Board of Directors between 2000 and 2003. He was also a Member of the Board of Directors of the Brazilian Association of Listed Companies (ABRASCA) between 1999 and 2017. He is currently the Chairman of the Environmental, Social and Climate Responsibility Committee and a Member of the Disclosure and Trading Committee, the Nomination and Corporate Governance Committee and the Personnel Committee of Itaú Unibanco. ESG He has been the Chairman of the Board of Trustees of the Itaú Foundation, institution responsible for social initiatives aimed at education (in partnership with UNICEF and other NGOs) and the democratization and appreciation of Brazilian culture and Chairman of the Decision-Making Council of the São Paulo Museum of Art (MASP) since 2015. He has been a Member of the Board of Directors of the São Paulo Biennial Foundation since 2009. He is also a Member of the Board of Directors of the São Paulo Museum of Modern Art (MAM) and of the Institute of Contemporary Art (IAC). Academic background He holds Bachelor’s and Postgraduate degrees in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil. Committees 293 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/29/2015 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Chairman of the Environmental, Social and Climate Responsibility Committee 294 Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 01/31/2019 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): ÁLVARO FELIPE RIZZI RODRIGUES 166.644.028-07 Profession: Date of birth: Lawyer 03/28/1977 Profissional experience: Álvaro Felipe Rizzi Rodrigues, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the following Legal Departments: Wholesale Banking and Companies Banking (responsible for legal issues related to investment banking, brokerage services, treasury, wealth management services – asset management, private banking, banking products for companies, allocated funds and onlending, international loans and foreign exchange), Civil Litigation, Proprietary M&A, National and International Corporate Affairs, Corporate Governance, Anti-Trust, as well as for the Ombudsman’s Office and Government Relations Department of Itaú Unibanco. Mr. Rodrigues had been previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services for the individual customers’ segment – checking account, payment account, cards, acquiring services, payroll loans, real estate loans, vehicle financing, consortia, insurance, pension plans, capitalization operations, etc.). He has also been an Officer at the Fundação Itaú since 2019. He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and, after that, he served as Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005), at Tozzini Freire Advogados. He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. Mr. Rodrigues has also attended a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. He holds a Master of Laws (L.L.M.) from the Columbia University Law School, New York, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No 295 Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/28/2022 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): ANA LÚCIA DE MATTOS BARRETTO VILLELA 066.530.828-06 Profession: Date of birth: Pedagogic 10/25/1973 Profissional experience: Ana Lúcia de Mattos Barretto Villela (non-executive member) Position and term of office Non-executive Member of the Board of Directors since 2008. Experience, skills and abilities Financial sector, capital markets and other sectors She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 a 2001). She also serves as Co-founder of MFF&CO, a global impact entertainment studio, with operations in São Paulo (Brazil), Los Angeles (United States) and London (United Kingdom), since May 2024; Co-Founder of Alana Down Syndrome Center at MIT since 2019; Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Member of Itaú’s Personnel Committee since 2018; Member of Itaú’s Nomination and Corporate Governance Committee since 2018; Vice Chairwoman of the Board of Directors (non-executive member) of Itaúsa S.A. since 2017; Member of the Advisory Board of Itaú Social since 2017; Co-founder of AlanaLab since 2014; Co-founder of Maria Farinha Filmes since 2009; Founding Chairwoman of the Alana Foundation since 2012; CEO of the Alana Institute since 2002; and Fellow Ashoka since 2010. ESG Member of the Environmental, Social and Climate Committee since 2019 (previously called Social Responsibility Committee); Member of Itaúsa’s Sustainability and Risks Committee since 2021; She has also been a member of the Stanford Down Syndrome Research Center Advisory Board since January 296 2022; Ms. Villela was a Board Member of Participant, a media and entertainment organization founded by the social entrepreneur Jeff Skoll, from March 2022 to July 2024; She was a member of the UCLA Lab School’s Board of Advisors from May 2022 to July 2024; She was a Member of the Advisory Board of the Akatu Institute (2013 to 2017); She was a Member of the Advisory Board of the Fairplay Organization (2015 to 2017); She was a Member of the Advisory Board of Conectas (2003 to 2018); She was a Member of the Sustainability Committee of Dexco (2015 to 2018); She was an Alternate Member of the Board of Directors of Dexco (2018 to 2020). Information technology and security Since 2018, she has been the first representative from Latin America on the Innovation Board of XPrize, a non-profit organization set up by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that could help solve some of the major challenges of humankind. From 2019 to 2024, the Alana Foundation, which was co-founded by Ms. Villela, supported the XPrize Rainforest competition aimed at fostering the creation of new technologies able to map the biodiversity of tropical forests. Academic background She holds a Bachelor’s degree in Education with a qualification in School Administration and a Master’s degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUCSP), São Paulo, Brazil. She also took a graduate course in Business Administration at Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete) and a postgraduate course in Third Sector Administration at Fundação Getulio Vargas (FGV), São Paulo Brazil (incomplete). Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/26/2018 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees n/a No Position held: Description of other position held: Committee member (effective) Member of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 297 04/30/2025 04/30/2025 Annual 04/26/2018 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Environmental, Social and Climate Responsibility Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 01/31/2019 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): CANDIDO BOTELHO BRACHER 039.690.188-38 Profession: Date of birth: Business Administrator 12/05/1958 Profissional experience: Candido Botelho Bracher Position and term of office Independent Member of the Board of Directors since April 2024, having been Non-executive Member of the Board of Directors since 2003. Experiences, skills and abilities. Financial sector and capital markets He has held several positions at the Itaú Unibanco Group, including CEO between 2017 and 2021, Wholesale Banking Senior Vice President between 2015 and 2017 and Vice President between 2004 and 2015. He has been a member of the Board of Directors of Mastercard Incorporated since 2021. Mr. Bracher served as a member of the Board of Directors of B3 S.A. between 2009 and 2014 and of the Pão de Açúcar Group between 1999 and 2013. He was a founding partner of the corporate bank BBA Creditanstalt, a joint venture created in 1988. Risk management 298 He was CEO of Itaú Unibanco Holding S.A. and, during that period, he was in charge of risk management at the executive level, chairing seven superior risk councils, such as the Superior Market and Liquidity Risk Management Council, the Superior Operational Risk Council and the Superior Credit Council. In these forums, he resolved upon corporate risk policies, risk management, risk appetite and the risk culture of the Organization. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies. ESG He is a Member of the Superior Bioeconomy Council of Fundação Getulio Vargas (FGV) and is highly involved in initiatives for the environmental protection of the Brazilian Pantanal biome. He is a Member of the Board of Directors of the Acaia Institute, which develops educational actions aimed at preserving the Pantanal biome. He also completed his training in Climate Change offered by the Brazilian Institute of Corporate Governance (IBGC) in 2021, by means of the Chapter Zero initiative, a global network for engaging Boards in climate challenges. He is also columnist for the Folha de São Paulo newspaper. Academic background He holds a Bachelor’s degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 09/29/2022 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Capital and Risk Management Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/29/2021 299 Type of committee: Type of audit: Nominated by the Controlling stockholder: Compensation Committee No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/29/2021 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Environmental, Social and Climate Responsibility Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 01/31/2019 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Related Parties Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/30/2025 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): 300 CARLOS HENRIQUE DONEGÁ AIDAR 076.630.558-96 Profession: Date of birth: Economist 10/19/1965 Profissional experience: Carlos Henrique Donegá Aidar, a member of the Partners Program, has been an Officer since 2008 and a member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate’s parent company and consolidated financial statements; liaising with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under the IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad; and preparing the Conglomerate’s Accounting Policies. He started his career at the Itaú Unibanco Group in 1986, and was a Controllership Officer from 2008 to 2014, being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate’s budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many departments of the conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to executive committees. He holds a Bachelor’s degree in Economics from Faculdade de Ciências Econômicas de São Paulo da Fundação Escola de Comércio Álvares Penteado (FECAP), São Paulo, Brazil, and a Postgraduate degree in Finance from Universidade de São Paulo (USP), São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/29/2015 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): 301 CESAR NIVALDO GON 154.974.508-57 Profession: Date of birth: Businessman 07/09/1971 Profissional experience: Cesar Nivaldo Gon Position and term of office An Independent Member of the Board of Directors since 2022. Experience, skills and abilities Financial sector and capital markets He is a member of the Board of Directors of the Lean Enterprise Institute – LEI and was a member of the board of Raia Drogasil S.A. (2021 to 2023). An active investor in venture capital and startup funds, Mr. Gon led the IPO of CI&T Inc. on the New York Stock Exchange (NYSE), and is a member of the Board of Directors of Fundo Patrimonial Lumina Unicamp since 2020. He was named Entrepreneur of the Year in Brazil by EY (EY Entrepreneur Of The Year™) in 2019. Technology and information security He is the founder and CEO of CI&T (NYSE: CINT), a global company specialized in software engineering solutions, such as AI and Hyper Digital, modernization, cloud services, data analytics, cybersecurity and digital product design, since 1995. He is the chairman of the board of Sensedia, a leading company in the API Management market. He has a long history in the market as an important spokesperson on leadership development, digital transformation and artificial intelligence. He also worked as a Tech Advisor at the board of the Boticário Group from 2020 to 2023+. Academic background He holds a Bachelor's degree in Computer Engineering and a Master's degree in Computer Science, both from the Universidade Estadual de Campinas, Brazil. He has co-authored the book “Faster, Faster: The Dawn of Lean Digital” (2020) and is a MIT Sloan Management Review columnist. Committees: Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the committee Chairman of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/27/2024 302 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/30/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): FABRICIO BLOISI ROCHA 263.679.838-21 Profession: Date of birth: Businessman 05/09/1977 Profissional experience: Fabricio Bloisi Rocha Position and term of office An Independent Member of the Board of Directors since 2023. Experiences, skills and abilities Financial sector, capital markets and other sectors He has been CEO at Prosus, Chairman of the iFood’s Board of Directors, CEO at Naspers and founder of the Movile Group. He also serves as a member of the Innovation Board of XPrize. Social projects Mr. Rocha promotes educational projects through its Fundação 1Bi aimed at supporting education by means of technology. He also supports projects such as "Meu Diploma do Ensino Médio" (“My High School Diploma”) and "Movimento Tech" (“Tech Movement”), which foster the high school and technological education in Brazil through iFood. In 2023, he was appointed as a UN spokesperson for education on SDG 4 for Brazil and joined the Economic and Sustainable Development Council of the Presidency of the Republic. Academic background 303 He holds a Bachelor’s degree in Computer Engineering (CoE) from the Universidade de Campinas (UNICAMP), Campinas, São Paulo, Brazil, and a Master’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. In 2013, he has also attended the Executive Program for Growing Companies, Strategy, Finance, Leadership for companies in the growth stage at the Stanford Graduate School of Business, California, U.S. In 2022, Mr. Rocha completed the OPM (Owners/President Management, Business Administration and Management) program at the Harvard Business School, Massachusetts, U.S. Committees: Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/27/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): FERNANDO BARÇANTE TOSTES MALTA 992.648.037-34 Profession: Date of birth: Systems Analyst 04/14/1968 Profissional experience: Fernando Barçante Tostes Malta (independent member) born on April 14, 1968, has been a member of the Audit Committee at the Itaú Unibanco Group since 2023. He has held several positions at the Itaú Unibanco Group, including executive officer from 2015 to 2021. He also served in the Internal Controls and Compliance Office from 2016 to 2021, where he oversaw the group’s non -financial risks, the E&S Risk Department, operational risks and compliance from 2017 to 2021, information security, anti money laundering (AML) and fraud prevention, and the coordination of the operational risk control at foreign units. He served as Officer of Card Operations, Redecard, Real Estate Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services from 2015 to 2016. Mr. Malta was also an Officer of the Customer Service, Card Operations and Services, Real Estate Loans, Vehicle Financing, Consortia and Insurance and Capitalization Operations departments from 2013 to 2015. He was an Officer of the Customer Service, Operations and Services of the Consumer Credit 304 department (cards and financing companies) from 2011 to 2013, a Customer Service Officer of the Consumer Credit department (cards and financing companies) from 2009 to 2011, and Channels and CRM Officer (Unibanco, before the merger) from 2004 to 2009. He started his career in 1988, having held several positions. He also worked in the management of the Channels, Branches and Institutional Portfolio departments and engaged in several projects and initiatives from 1995 to 2008. He was also an Alternate member of the board of directors of Tecnologia Bancária S.A., a Deputy member of the board of directors of Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, and an Alternate member of the board of directors of Financeira Itaú CBD Crédito, Financiamento e Investimento and of Banco Carrefour S.A., a member of the board of directors of Itaú BBA International PLC and Itaú BBA USA Securities Inc. Mr. Malta was an Officer of the Anti-Money Laundering Council of the Brazilian Federation of Banks (FEBRABAN) in 2021. He holds a bachelor’s degree in information technology from PUC-RJ, Rio de Janeiro, Brazil, an MBA degree from Fundação Dom Cabral, São Paulo, Brazil, extension course in Strategy from the Kellogg School of Management at Northwestern University, Illinois, U.S., and extension course in Bank Management from Swiss Finance Institute (SFI), Zurich, Switzerland. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction nº 23/21 No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 06/01/2023 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): GABRIEL AMADO DE MOURA 247.648.348-63 Profession: Date of birth: Business Administrator 08/18/1975 305 Profissional experience: Gabriel Amado de Moura Position and term of office Member of the Partners Program since 2011, has been an Officer of the Executive Committee and CFO at the Itaú Unibanco Group since September 2024. Experiences, skills and abilities Financial sector, capital markets and other sectors He was appointed CEO of Banco Itaú Chile in January 2020, and has served as CFO at Itaú CorpBanca since April 2016. He joined Itaú Unibanco in 2000 and became a partner in 2017. He has over 24 years of experience in asset management, risk management and mergers and acquisitions. Mr. Moura held the position of investment manager for the pension fund, endowment and insurance business lines. He was also a risk manager in the Wealth Management department and has been a member of the board of directors of a number of companies of the Itaú Unibanco Conglomerate in Brazil and abroad. Before joining the bank, he worked at BBVA Asset Management and Itaú Bankers Trust. He has been the CEO since July 2024 and Chairman of the Board of Directors of Investimentos Bemge S.A. since September 2024 and Chairman of the Board of Directors of Dibens Leasing S.A. since July 2024. Academic background He holds an MBA degree from Wharton School, University of Pennsylvania, U.S. Management body: Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the Committee Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 10/22/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator 306 Name: Taxpayer ID (CPF): GERALDO JOSÉ CARBONE 952.589.818-00 Profession: Date of birth: Economist 08/02/1956 Profissional experience: Geraldo José Carbone (Non-Management Member) has been a Member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including Director Vice President from 2008 to 2011 and Member of Board of Directors from 2006 to 2008 and from 2017 to 2018. He has been a Managing Partner at G/xtrat Consultoria Econômica Ltda. and at GC/Capital Empreendimentos e Participações Ltda. since 2011. Mr. Carbone was the CEO from 1997 to 2006, Vice Chairman of the Asset Management Division from 1994 to 1997 and Officer at the Economics Department and the Investment Research Unit in Brazil from 1991 to 1994 of Bank Boston, as well as Chief Economist at Bunge y Born from 1982 to 1987. He holds a Bachelor’s degree in Economics from Universidade de São Paulo, São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Compensation Committee No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 01/31/2019 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): GUSTAVO LOPES RODRIGUES 219.738.878-94 Profession: Date of birth: 307 Business Administrator 11/18/1980 Profissional experience: Gustavo Lopes Rodrigues Position and term of office Gustavo Lopes Rodrigues has been a partner since 2021, Investor Relations Officer and Chairman of the Disclosure and Trading Committee since August 2024 at the Itaú Unibanco Holding S.A. and has also served as Investor Relations Officer at Investimentos Bemge S.A. since June 2024 and at Dibens Leasing S.A. since August 2024. Experience, skills and abilities Financial sector, capital markets and other sectors He has more than 20 years of experience, has built his career in various areas within Finance and served as Superintendent of Investor Relations between 2017 and 2024. Academic background Bachelor’s degree in Business Administration. Management body: Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the Committee Chairman of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 08/16/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): JOÃO MOREIRA SALLES 295.520.008-58 Profession: Date of birth: Economist 04/11/1981 308 Profissional experience: João Moreira Salles Position and term of office He has been a (non-executive) Member of the Board of Directors at the Itaú Unibanco Group since 2017. Experience, skills and abilities Financial sector, capital markets and other sectors He has held a number of positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, having been a member of its Board of Directors (2015 to 2018). Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), and CEO of BW Gestão de Investimentos (BWGI). He has also been a member, since 2019, of the Board of Directors of Verallia, a glass packaging company listed in France, and of the board of Alpargatas since 2022, where he was already a member of its Finance Committee. Before joining BW, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S. Academic background He holds a Bachelor’s degree in Economics from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil, a Master’s degree in Economics from the Columbia University, GSAS, New York, U.S., a Master’s degree in Finance from the Columbia University, GSB, New York, U.S., and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Member of the committee (effective) Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 05/25/2017 Type of committee: Type of audit: Nominated by the Controlling stockholder: Compensation Committee No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 309 04/30/2025 04/30/2025 Annual 04/29/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): JOSÉ VIRGILIO VITA NETO 223.403.628-30 Profession: Date of birth: Lawyer 09/13/1978 Profissional experience: José Virgilio Vita Neto Position and term of office He is a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman’s, Governmental Relations and Sustainability departments. Experiences, skills and abilities Financial sector, capital markets and other sectors He started his career at the Itaú Unibanco Group in 2000 as a lawyer and was elected as Officer in 2011. He is also an Executive Officer at the Brazilian Federation of Banks (FEBRABAN). Academic background He holds a Bachelor’s degree in Law from Universidade de São Paulo (USP), São Paulo, Brazil; a Master’s degree in Contract Law from Universidad de Salamanca, Salamanca, Spain; a Ph.D. in Contract Law from Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from Harvard Business School, Boston, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee 310 Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 01/18/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): LUCIANA PIRES DIAS 251.151.348-02 Profession: Date of birth: Lawyer 01/13/1976 Profissional experience: Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020. She has been a partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She has been a Professor at Escola de Direito da Fundação Getulio Vargas (FGV) since 2008. She has been a Member of the Board of Directors of AMBEV S.A. since 2023. She was an Officer from 2011 to 2015 and Market Development Superintendent at Brazilian Exchange and Securities Commission (CVM) from 2007 to 2010. Ms. Dias was a representative of CVM at the Corporate Governance Committee of the Organization for Economic Co-operation and Development (OCDE) from 2011 to 2015 and at the Latin-American Roundtable on Corporate Governance organized by OCDE from 2009 to 2015. She served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. from 1998 to 2006. She holds Bachelor’s and Master’s degrees and a Ph.D. in Business Law from Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from Stanford Law School, Stanford University, California, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee No 311 A Statutory Audit Committee non adherent to CVM Instruction nº 23/21 Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 08/07/2020 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): MARCOS MARINHO LUTZ 147.274.178-12 Profession: Date of birth: Naval Engineer 12/30/1969 Profissional experience: Marcos Marinho Lutz has been a member of the Board of Directors of Itaú Unibanco Holding S.A. since April 2025. Has served as the Chairman of the Board of Directors of Ultracargo Logística S.A., Companhia Ultragaz S.A. and Ultrapar Mobilidade S.A. since 2025 and of Hidrovias do Brasil S.A. since 2024. He has also been the Vice Chairman of the Board of Directors of Ultrapar Participações S.A. since 2023, having been its Board Member (2021 to 200). He has been a Member of the Board of Directors of Votorantim S.A. since 2020 and of Corteva Agrisciense since 2019, the Chief Executive Officer of Ultrapar Participações S.A. since 2022 and a Member of the People and Sustainability Committee and an Officer of Ultra S.A. Participações since 2021. Mr. Lutz served as Chairman of the Infrastructure Council of the Federação das Indústrias do Estado de São Paulo – FIESP (2015 to 2021); a Member of the Board of Directors (2008 to 2020), having been Chairman (July to December 2020) of Rumo Logística S.A., CEO of Cosan S.A. – Indústria e Comércio (2009 to 2020); a Board Member of Raizen S.A. (2013 to 2020), Comgás S.A. (2008 to 2020) and of Moove S.A. (2008 to 2020), and Member of the Board of Directors of Monsanto S.A. (2014 to 2018). He holds a Bachelor’s degree in Naval Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master’s degree in Business Administration from the Northwestern University’s Kellogg School of Management, Illinois, U.S. Committees 312 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/30/2025 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): MARIA HELENA DOS SANTOS FERNANDES DE SANTANA 036.221.618-50 Profession: Date of birth: Economist 06/23/1959 Profissional experience: Maria Helena dos Santos Fernandes de Santana Position and term of office Independent Member of the Board of Directors since 2021 and President of the Audit Committee since 2023 (independent member). Experiences, skills and abilities. Financial sector, capital markets and other sectors She has been an independent member of the Board of Directors since 2021 and an independent member of the Audit Committee since 2022, serving as President since April 2023. She also served as a member of the Audit Committee of Itaú Unibanco Holding from 2014 to 2020. She is a Member of the Board of Directors and Chairwoman of the Audit Committee of CI&T Inc. and a Member of the Board of Directors of Fortbras S.A. She was a Member of the Board of Directors and Chairwoman of the Audit Committee of XP Inc. between 2019 and 2021 and had previously served as Chairwoman of the Audit Committee of XP Investimentos S.A. between 2018 and 2019. She was a Member of the Board of Directors of Bolsas y Mercados Españoles (BME) between 2016 and 2020. She was also a Member of the Board of Trustees of the IFRS Foundation between 2014 and 2019. She was a Member of the Board of Directors and Coordinator of the Audit Committee of Totvs S.A. between 2013 and 2017, and a Member of the Board of Directors of CPFL Energia S.A. between 2013 and 2015. She also served as Chairwoman, between 313 2007 and 2012, and Commissioner, between 2006 and 2007, of the Brazilian Securities and Exchange Commission (CVM), representing CVM at the Financial Stability Board (FSB) between 2009 and 2012. She was the Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) between 2011 and 2012. ESG Between 2011 and 2012, she was a Member of the International Integrated Reporting Council (IIRC), where she later also served as a Member of the Governance and Nominating Committee, until the creation of the Value Reporting Foundation. She worked at the São Paulo Stock Exchange (current B3 S.A.) between 1994 and 2006, where she was involved in the creation and was responsible for the implementation of the Novo Mercado and other corporate governance segments. She was Vice President of the Brazilian Institute of Corporate Governance (IBGC) between 2004 and 2006, having been a Member of its Board of Directors between 2001 and 2006. She has also been a Member of the Latin- American Roundtable on Corporate Governance (OECD) since 2000. She was a Member of the Board of Directors and Coordinator of the People, Appointments and Governance Committee at Oi S.A. between 2018 and 2023. She served as a Member of the Board of Directors and as Chairwoman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. between 2013 and 2017. She was acknowledged with the Excellence in Corporate Governance award by the ICGN – International Corporate Governance Network, in 2012. Academic background She holds a Bachelor’s degree in Economics from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction nº 23/21 No Position held: Description of other position held: Chairman of the Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 01/02/2023 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: 314 Committee member (effective) Chairman of the Related Parties Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/29/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MILTON MALUHY FILHO 252.026.488-80 Profession: Date of birth: Business Administrator 06/08/1976 Profissional experience: Milton Maluhy Filho Position and term of office He is a partner, has been a chief executive officer since 2021. Experiences, skills and abilities Financial sector, capital markets and other sectors He has served as our CFO and a CRO. He has held several positions at the Itaú Unibanco Group, including vice president from 2019 to 2020, and CEO of Itaú CorpBanca (Chile) from 2016 to 2018, being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected officer in 2007. Academic background He holds a bachelor’s degree in Business Administration. Committees: Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Customer Experience Committee 315 Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/27/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PAULO ANTUNES VERAS 179.984.168-58 Profession: Date of birth: Engineer 09/01/1972 Profissional experience: Paulo Antunes Veras Position and term of office An Independent Member of the Board of Directors and a member of the Personnel Committee at Itaú Unibanco since 2023 Experience, skills and abilities Financial sector, capital markets and other sectors He is an investor in startups and an independent member of the Board of Directors of Localiza and a member of the Advisory Board of Boticário and Klubi. He was the founder and CEO of 99, the first Brazilian unicorn. He was an officer and board member at Endeavor, a high-impact entrepreneurship NGO. He was an independent member of the Board of Directors of B2W until 2021. Academic background He holds a Bachelor’s degree in Mechatronics Engineering from the Escola Politécnica da Universidade de São Paulo (Poli-USP), Brazil. He holds an MBA degree from INSEAD. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No 316 Position held: Description of other position held: Committee member (effective) Member of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/25/2024 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/27/2024 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Environmental, Social and Climate Responsibility Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/30/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): PEDRO LUIZ BODIN DE MORAES 548.346.867-87 Profession: Date of birth: 317 Economist 07/13/1956 Profissional experience: Pedro Luiz Bodin de Moraes Position and term of office An Independent Member of the Board of Directors since 2008. Experience, skills and abilities Financial sector and capital markets He was a member of the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. between 2003 and 2008. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was a partner at Icatu Holding S.A. between 2005 and 2014. He was also a partner and Officer at Banco Icatu S.A. between 1993 and 2002. He was Vice President of the Associação Nacional dos Bancos de Investimentos (ANBID) between 1994 and 2001, and a Professor in the Department of Economics at the Pontifícia Universidade Católica do Rio de Janeiro between 1985 and 1990. Risk management He is currently the Chairman of the Risk and Capital Management Committee of Itaú Unibanco, and his previous experience in risk management has fully entitled him to hold the chair of this Committee. His duties include supporting the Board of Directors in defining the institution’s risk appetite and supervising the risk and capital management and control activities, aimed at ensuring their adequacy to the risk levels assumed and complexity of the operations. He served as Officer of the Monetary Policy of the Central Bank of Brazil from 1991 to 1992. The duties related to this position included managing and enforcing monetary and foreign exchange policies, establishing technical guidelines for managing the Brazilian international reserves and defining policies for payment arrangements, clearing and settlement houses and other Financial Market infrastructures. ESG From 1990 to 1991 he was an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the main instrument for enforcing the Federal Government’s investment policy and whose mission is to promote the sustainable and competitive development of the Brazilian economy by generating jobs and reducing social and regional inequalities. Academic background He holds a Bachelor’s degree in Economic Sciences from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Brazil. He holds a Master’s degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro, Brazil. He is a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No 318 Position held: Description of other position held: Chairman of the Committee Chairman of the Capital and Risk Management Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Related Parties Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/25/2013 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/30/2025 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): PEDRO MOREIRA SALLES 551.222.567-72 Profession: Date of birth: 319 Banker 10/20/1959 Profissional experience: Pedro Moreira Salles Position and term of office Non-executive Co-Chairman of the Board of Directors since 2017. Experiences, skills and abilities Financial sector, capital markets and other sectors He is a Co-chairman of the Board of Directors of Itaú Unibanco Holding S.A. and was also the Chairman of this Board between 2009 and 2017. He was a Member of the Board of Directors of Unibanco in 1989 and was its chairman from 1997 to 2004. In 2004, he became CEO of Unibanco and remained in the position until 2008, the year of the merger with Banco Itaú. He is the Chairman of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) and the Chairman of the Board of Directors of Alpargatas S.A. He is also the Chairman of the Board of Directors of Companhia E. Johnston de Participações and the Chairman of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. He is Vice Chairman of the Board of Directors of Brasil Warrant and partner and joint CEO of Cambuhy Investimentos. He was a member of the Board of Directors of TOTVS and between 2017 and 2022 he was Chairman of the Board of Directors of the Brazilian Federation of Banks (FEBRABAN). ESG He is also the Chairman of the Board of Directors of the Unibanco Institute, an institution that works to improve public education in Brazil through education management. He is a Member of the Decision- Making Council and the Board of Associates of INSPER, a non-profit institution dedicated to education and research, and a Member of the Guidance Council of the Symphony Orchestra Foundation of the State of São Paulo (OSESP). He is also a Member of the Board of Directors of the Todos pela Saúde (All for Health) Institute, which combats sanitary emergencies in Brazil, and a Member of the Board of Directors of the Moreira Salles Institute, which is dedicated to promote and preserve cultural heritage. Academic background He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles, U.S. He attended the Owner/President Management (OPM) program at Harvard University in the U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the Committee Chairman of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 320 04/30/2025 04/30/2025 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the Committee Chairman of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the Committee Chairman of the Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Environmental, Social and Climate Responsibility Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 01/31/2019 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: 321 Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/27/2024 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): RENATO LULIA JACOB 118.058.578-00 Profession: Date of birth: Bank Clerk 05/10/1974 Profissional experience: Renato Lulia Jacob has been a partner and an Officer at the Itaú Unibanco Group where he has been responsible since April 2024 for the Corporate Strategy, Investor Relations and Corporate Development and has been a member of the Disclosure and Trading Committee since 2019. He served as Group Head of Investor Relations and Market Intelligence and Chairman of the Disclosure and Trading Committee (2020 to 2024). Mr. Jacob has been at the Itaú Unibanco Group for 23 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itau International, in the U.S., and Itau Suisse, in Switzerland from 2016 to 2020, a Managing Director of Banco Itau Argentina S.A. from 2006 to 2010 and a Managing Director, Head of CIB Europe from 2011 to 2015. He has been an Independent Member of the Board of the Royal Institution of Great Britain, in the United Kingdom. He was an Independent Member of the Board of the Fight for Peace International from 2017 to 2022 and fellow of the Institute of Directors from 2015 to 2017. He holds a Bachelor’s degree in Civil Engineering from Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from the Wharton School of the University of Pennsylvania, Philadelphia, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No 322 Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/25/2019 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): RICARDO BALDIN 163.678.040-72 Profession: Date of birth: Accountant 07/14/1954 Profissional experience: Ricardo Baldin (Independent Member and Financial Specialist) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including as Executive Officer, Internal Audit at Itaú Unibanco S.A. from 2009 to 2015. He has been the Audit Committee Coordinator of Alpargatas S.A. since 2018 and of Eneva S.A. since 2019, a Member of the Supervisory Council of Metalúrgica Gerdau S.A. since 2020, and a Member of the Board of Directors of Terra Santa Propriedades Agrícolas since 2021. He is currently a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI. He served as a Member of the Governance of Financial Institutions Committee at IBGC from 2021 to 2023, a Member of the Board of Directors and a Member of the Audit Committee of XP Investimentos S.A. from 2020 to 2021, a Member of the Audit Committee of Totvs S.A. in 2020, a Member of the Board of Directors and the Audit Committee Coordinator of Ecorodovias from 2018 to 2020, a Member of the Supervisory Council and subsequently of the Board of Directors of Fundo Garantidor de Crédito (FGC) from 2018 to 2019, a Member of the Audit Committee of the Interbank Payment Clearinghouse (CIP) in 2014 and of Tecnologia Bancária (TECBAN) in 2015 and the Audit Committee Coordinator of Redecard S.A. from 2013 to 2014. He was the Controllership, Technology and Internal Control and Risk Officer of the National Bank of Economic and Social Development (BNDES) from 2016 to 2017. Mr. Baldin has worked as an independent auditor for 31 years and was a former partner at PricewaterhouseCoopers Auditores Independentes and also the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including assessing both the Ecuadorian Financial System and the Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system. 323 He holds a Bachelor’s degree in Accounting from Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has attended a number of specialization courses in corporate governance, administration and finance from IBGC, Fundação Dom Cabral, São Paulo, Brazil, and Fundação Getulio Vargas (FGV), São Paulo, Brazil, as well as from other entities, in addition to a number of internal courses at PwC. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction nº 23/21 No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 06/16/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): RICARDO VILLELA MARINO 252.398.288-90 Profession: Date of birth: Engineer 01/28/1974 Profissional experience: Ricardo Villela Marino Position and term of office Non-Executive Vice Chairman of the Board of Directors since 2020. Experience, skills and abilities Financial sector and capital markets 324 He has been the Chairman of the Latin America Strategic Council since 2018, leading the innovation and exploration of growth opportunities throughout the region, and is the Chairman of Banco Itaú Chile. He has held a number of positions at the Itaú Unibanco Group since 2002, including Vice President between 2010 and 2018, and CEO for Itaú Latam operations (Argentina, Chile, Paraguay and Uruguay). He started his career at Banco Credit Commercial de France (CCF), worked with fixed income and stock market at Banco de Investimentos Garantia (CSFB) and at Goldman Sachs Asset Management in New York and London, where he was a portfolio manager for Emerging Markets. He served as the Chairman of the Federation of Latin American Banks (FELABAN) and was named a Young Global Leader by the World Economic Forum (WEF). He has been an alternate member of the Board of Directors since 2011. Financial inclusion and entrepreneurship He is responsible for creating business models to the crypto market contributing to financial inclusion through digital assets. He currently serves as Vice Chairman of Humanitas 360, a non-profit organization focused on catalyzing social and civic entrepreneurship among young people. He is the Chairman of Instituto PDR, an organization aimed at investing and preparing new entrepreneurs with a focus on social academic transformation. He is also a member of the Advisory Board of Visa Latin America and of the MIT Sloan School of Management. Academic background He holds a Bachelor’s degree in Mechanic Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachussets, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 05/03/2010 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): ROBERTO EGYDIO SETUBAL 007.738.228-52 325 Profession: Date of birth: Engineer 10/13/1954 Profissional experience: Roberto Egydio Setubal Position and term of office Non-executive Co-Chairman of the Board of Directors since 2017. Experiences, skills and abilities Financial sector, capital markets and other sectors He started his career at Banco Itaú in 1980, having held several positions before he was appointed as CEO in 1994, a position he held until April 2008. In that year, after the merger between the banks Itaú and Unibanco, he became CEO of Itaú Unibanco Holding S.A. and held that position until 2017. He has been a Member of the Board of Directors of Itaúsa S.A. since 2021 and is currently the Vice Chairman. He is also a Member of the Board of Directors of CCR S.A. He was a Member of the Board of Directors of Petrobras between 2000 and 2002 and a Member of the Board of Directors of Shell Plc. between 2017 and 2020. He was a member of the International Monetary Conference (IMC) between 1994 and 2020, and the Chairman in 2015. He was the Chairman of the Brazilian Federation of Banks (FEBRABAN) between 1997 and 2000 and the Chairman of the Board of this institution between 2011 and 2017. He was a Member of the Board of Directors of the Institute of International Finance (IIF), having served as Vice Chairman between 2003 and 2014, and he was a Member of the International Advisory Committee of the Federal Reserve Bank of New York between 2002 and 2008. In 2011, he was named Banker of the Year by Euromoney magazine, and in 2015 he was elected, for the second time, the best executive in Brazil. Risk management During his term as CEO of Itaú Unibanco Holding S.A., until 2017, he oversaw risk management at the executive level, chairing seven superior risk councils, such as the Superior Audit and Operational Risk Management Council, the Superior Credit Council and the Superior Risk Policy Council, where he addressed corporate risk policies, risk management, risk appetite and the risk culture of the company. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies. ESG He is also a Member of the Board of Directors of Centro de Liderança Pública (CLP), a cross-party organization that seeks to engage society and develop public leaders to face urgent problems in Brazil. In 2003, he was appointed as a Member of the Economic and Social Development Council (CDES) and holds this position to date. Academic background He holds a Bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He also holds a Master’s degree in Engineering Science from Stanford University, California, U.S. Committees 326 Type of committee: Type of audit: Nominated by the Controlling stockholder: Compensation Committee No Position held: Description of other position held: Chairman of the Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 05/25/2017 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Capital and Risk Management Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 327 04/30/2025 04/30/2025 Annual 06/27/2024 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): ROGÉRIO CARVALHO BRAGA 625.816.948-15 Profession: Date of birth: Lawyer 01/30/1956 Profissional experience: Rogério Carvalho Braga (Independent Member) has been a Member of the Audit Committee of the Itaú Unibanco Group since 2021 and is a Member of the Board of Directors of Banco Itaú Chile (formerly named Itaú CorpBanca). He has held several positions at the Itaú Unibanco Group, including Officer in 2020 and Corporate Manager of Marketing, Franchise and Products at Itaú CorpBanca from 2016 to 2018. He joined the Itaú Unibanco Group in 1999 and was elected Officer in 2000. He holds a Bachelor’s degree in Law from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA degree from Pepperdine University, Malibu, California, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction nº 23/21 No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 Annual 06/16/2021 Conviction Type of Conviction: Description of the conviction: 328 n/a n/a 7.5. Family relationships Due to the structure of the table in the system, we present the information for this item in item 7.8. 7.6. Subordination, service provision or control Relations Due to the structure of the table in the system, we present the information for this item in item 7.8. 7.7. Describe the provisions in any agreements, including insurance policies, that provide for the payment or reimbursement of expenses incurred by management members arising from compensation for damage caused to third parties or the issuer, from penalties imposed by state agents, or from agreements intended to resolve administrative or legal proceedings due to the performance of their duties The Issuer has a civil liability insurance policy in effect for Directors and Officers (D&O) aimed at compensating management members of the Issuer and its subsidiaries, under the policy, in the event of attribution of personal, joint or subsidiary liability as a result of any lawsuits, administrative proceedings or arbitration procedures, or due to the disregard of legal identity related to the activities of the Issuer or its subsidiaries, as well as a result of any written claim or civil lawsuit, administrative proceeding, or regulatory or arbitration procedure related to non-compliance with laws or rules. The risks excluded from this insurance policy are claims arising from willful misconduct or gross negligence equivalent to willful misconduct performed by a management member, or any third party to the benefit of that member. The current policy establishes a maximum compensation limit of US$150 million, subject to specific sub-limits and deductibles for each item covered. The amount of the civil liability insurance premium for directors and officers, valid until June 07, 2026 (18 months), was ten million, fifty-seven thousand, five hundred and fifty-one U.S. dollars (US$10,057,551), including tax on financial operations (IOF). Taking into consideration the publication of CVM Guidance Opinion No. 38 of September 25, 2018 regarding compensation agreements entered into by publicly-held companies and their management members, the Extraordinary General Stockholders’ Meeting held on April 28, 2020 approved the inclusion of items 5.3 and 5.3.1 in the Bylaws to formalize the possibility of the Issuer contracting civil liability insurance or, also, entering into a compensation agreement in favor of its management members, the management members of its controlled companies, employees who hold a management position at the Issuer or its controlled companies, as well as those individuals who are formally nominated to hold management positions in other entities. The Issuer may enter into a compensation commitment with the members of the Board of Directors, Board of Officers, Audit Committee and Compensation Committee, as well as with any employees who hold a supervisor position at the Issuer or its exclusively controlled companies and those individuals who are formally nominated by the Issuer to hold management positions in other companies or entities (collectively, “Beneficiaries”), for the purpose of compensating expenses arising from claims, inquiries, investigations, arbitration procedures and administrative or legal proceedings, in Brazil or in any other jurisdiction aimed at holding the insured Beneficiary liable for the regular performance of their management duties, until the later of the date of the following events: (i) the lapse of the period required for a final and unappealable decision on any proceeding related to the Beneficiary’s length of service at the Issuer to which the Beneficiary is 329 a party; or (ii) the lapse of the statute of limitations set forth by law for events that may result in compensation obligations for the Issuer. To avoid conflicts of interest, the reimbursement of any and all expenses must be reviewed and approved by the Issuer’s Audit Committee, a body consisting entirely of independent members, in accordance with the regulations of the National Monetary Council, which is the proper body to assess whether the expenses can be reimbursed by the Issuer. Accordingly, the Audit Committee will assess whether the Beneficiary’s act falls under any of the exclusionary circumstances provided for in the Compensation Commitment, namely: (i) the act performed was not part of the Beneficiary’s duties; (ii) there is proven bad faith, willful misconduct, gross negligence, or fraud on the part of the Beneficiary; or (iii) the Beneficiary acts in their own interest or in the interest of third parties, to the detriment of the interest of Itaú Unibanco. In the cases where a Beneficiary is a member of Itaú Unibanco’s Audit Committee, any compensation resulting from proceedings filed against such Beneficiary must be submitted to, reviewed, and approved by the Issuer’s Related Parties Committee, a body consisting exclusively of independent Board members. Additionally, Beneficiaries who may benefit from the resolution or discussion on the payment of expenses will be barred from attending the meetings of the Audit Committee or Related Parties Committee, as applicable, held to resolve on or discuss such payments. Finally, the Issuer clarifies that the Beneficiaries will not be entitled to receive compensation whenever it is related to the proven performance of unlawful acts and when any of the following events demonstrably occur: (i) the act performed was not part of the Beneficiary’s duties; (ii) there is proven bad faith, willful misconduct, gross negligence, or fraud on the part of the Beneficiary; or (iii) the Beneficiary acts in their own interest or in the interest of third parties, to the detriment of the interest of Itaú Unibanco. 7.8. Provide other information that the issuer deems relevant Additional information on item 7.1 In accordance with items 7.1 “a”, ‘d’ and “e”, we confirm compliance with the measures set out in Annex B of the B3 Issuers Regulations relating to Environmental, Social and Corporate Governance (ESG) issues. Additional information on item 7.1 “d” Please note that the answers mentioned in item 7.1. “d” is based on self-declaration. The data provided considers the members of the Board of Directors and Fiscal Counsil elected in April 2025. The data provided considers the members of the Executive Board elected until March 31, 2025. With regard to item 7.1. d) i. total number of members, grouped by self-declared gender identity: the category “prefer not to answer” includes employees who did not answer the selfdeclaration and those who answered the option “prefer not to answer”. With regard to item 7.1. d) iii. total number of people with disabilities, characterized under the terms of the applicable legislation: the category “prefer not to answer” includes employees who did not answer the self-declaration and those who answered the option “prefer not to answer”. With regard to item 7.1. d) iv. total number of members grouped by other diversity attributes that the issuer deems relevant: we inform you that there is no data on other relevant diversity attributes, but due to system limitations there is no specific field for including this information. Additional information on item 7.3 330 1. Total number of meetings held per body in 2024: Body Meetings Board of Directors 18 Fiscal Council 6 Audit Committee 65* Disclosure and Trading Committee 4 Strategy Committee 5 Capital and Risk Management Committee 12 Nomination and Corporate Governance Committee 3 Related Parties Committee 11 Personnel Committee 4 Compensation Committee 6 Customer Experience Committee 3 Environmental, Social and Climate Responsibility Committee 3 (*) The Audit Committee met on 65 days and held a total of 324 meetings in 2024. 2. Independence criterion for the Members of the Board of Directors and Audit Committee: The members of the Board of Directors Candido Botelho Bracher, Cesar Nivaldo Gon, Fabricio Bloisi Rocha, Marcos Marinho Lutz, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras e Pedro Luiz Bodin de Moraes are deemed independent in accordance with Article 140, paragraph 2 of Brazilian Corporate Law, and Article 5 and subsequent articles of Attachment K of Resolution nº 80/22 of the Brazilian Securities and Exchange Commission (CVM). All members of the Audit Committee are deemed independent, in accordance with the applicable regulation and under the terms and conditions provided for in the Bylaws and they may not: a) be, or have been, in the past (12) twelve months: (i) an officer of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; (ii) an employee of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; (iii) a responsible technician, officer, manager, supervisor or any other member, with management duties, of the team involved in the audit work at the Company; or (iv) a member of the fiscal council of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; b) be a spouse, a partner or relative in a direct or a collateral line or by affinity, up to twice removed, of the persons mentioned in items “a”, “(i)” and “(iii)”; and c) hold positions, in particular in advisory councils, boards of directors or fiscal councils in companies that may be considered competitors in the market or generate a conflict of interest. 3. Type of Audit Committee: 331 We clarify that, in accordance with Article 22, paragraph 2, of Law nº 6,385/76, the Audit Committee complies with Resolution nº 4,910/21 of the National Monetary Council, which is why it is not compliant with CVM Resolution nº 23/21 (former CVM Instruction nº 308/99). 4. Politically exposed persons: With regard to the members of the Board of Directors, the Executive Board, the Fiscal Council and other Committees, only Alexandre de Barros, a member of the Audit Committee, was identified as a Related PEP, due to his partnership with Jose Henrique Marques da Cruz, director of Caixa Econômica Federal, in the company Black Wheels Insurance One Participações Ltda. 5. Additional Information: We would like to inform you that those elected at the Ordinary General Meeting of April 17, 2025 were sworn in on June 10, 2025 and that the swearing in of those elected at the Ordinary General Board of Directors’ Meeting of April 30, 2025 is pending approval of their elections by the Central Bank of Brazil. 6. We present below the hierarchical relationship between the above-mentioned Bodies: Additional Information to item 7.5 7.5 Inform the existence of a marital relationship, stable union or kinship up to the second degree between: a) Issuer's management: 332 • Alfredo Egydio Setubal (Member of the Board of Directors) is Roberto Egydio Setubal´s brother (Co-chairman of the Board of Directors). • João Moreira Salles (Member of the Board of Directors) is Pedro Moreira Salles’ son (Co - chairman of the Board of Directors); and • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is Ricardo Villela Marino’s cousin (Vice Chairman of the Board of Directors). b) (i) Management members of the issuer and (ii) management members of direct or indirect subsidiaries of the issuer: Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is Ricardo Villela Marino’s cousin (Vice Chairman of the Board of Directors), is in the management of subsidiaries. c) (i) Management members of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with his son, João Moreira Salles (Member of the Board of Directors), and his brother Fernando Roberto Moreira Salles, is in the Issuer’s controlling group; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with their siblings José Luiz Egydio Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer’s controlling group; • Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with his brother Rodolfo Villela Marino, is in the Issuer’s controlling group; and • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with her brother Alfredo Egydio Arruda Villela Filho, as well as her cousins Ricardo Villela Marino and Rodolfo Villela Marino, are members of the issuer's controlling group. d) (i) issuer's managers and (ii) managers of the issuer's direct and indirect parent companies: • Pedro Moreira Salles (Co-Chairman of the Board of Directors) together with his son, João Moreira Salles, and his brother Fernando Roberto Moreira Salles, participate in the management of the parent companies IUPAR - Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with their brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.; • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) together with her brother Alfredo Egydio Arruda Villela Filho, and her cousins Ricardo Villela Marino and Rodolfo Villela Marino participate in the management of the controlling companies IUPAR - Itaú Unibanco Participações S.A. and Itaúsa S.A.; • Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda., and Rodolfo Villela Marino, together with his 333 cousin Ana Lúcia de Mattos Barretto Villela is also in the management of the controlling company Companhia ESA; and • Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of the parent company Companhia ESA. Additional Information to item 7.6 7.6 Inform the relations of subordination, provision of services or control maintained in the past three fiscal years between the issuer's administrators and: a) Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, participation equal or superior to 99% (ninety-nine percent) of the capital stock: Management member Ricardo Villela Marino holds a management position in subsidiaries. b) Direct or indirect controller of the issuer: Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, João Moreira Salles, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco. c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people: None. Other additional information: a) With respect to the general stockholder’s meetings held over the past three (3) years, we inform: Year Types of Meetings Date/Time Quorum 2025 Annual April 17, 2024 – 10 a.m. 92.18% of the common shares and 50.40% of the preferred shares 2025 Extraordinary April 17, 2024 – - 10:10 a.m. 92.19% of the common shares 2024 Extraordinary October 31, 2024 – - 15 p.m. 92.12% of the common shares 2024 Extraordinary June 26, 2024 – 16 p.m. 92.13% of the common shares 2024 Annual April 23, 2024 – 11 a.m. 92.18% of the common shares and 46.93% of the preferred shares 2024 Extraordinary April 23, 2024 – - 11:10 a.m. 92.18% of the common shares 2023 Annual April 25, 2023 – 11 a.m. 92.14% of the common shares and 42.87% of the preferred shares 334 2022 Annual April 26, 2022 – 11 a.m. 92.09% of the common shares and 41.35% of the preferred shares 2022 Extraordinary April 26, 2022 – 11:10 a.m. 92.09% of the common shares and 41.35% of the preferred shares b) Audit Committee: The Audit Committee has autonomy to define and contract training activities. The Audit Committee periodically defines the training needs that identify as relevant to the execution of its activities and/or fulfillment of its responsibilities. Once identified, it contracts training to meet the specific needs of the board or its members. Another component of the Audit Committee's training, for matters under its responsibility that it considers to be relevant, is the performance of benchmarks, including abroad, with other organizations or with the best practices identified by consultants. c) Relationship between the Audit Committee, Executive Board of Officers and the Co- Chairpersons of the Board of Directors Based on the responsibilities set out in its Regulations and the assessment of main risks of the Itaú Unibanco Conglomerate, the Audit Committee annually defines its meeting schedule, including with the Board of Officers. This annual planning is continuously revised by the Audit Committee, which may change its meeting planning at any time. Throughout 2022, 2023 and 2024, the Audit Committee held meetings at least once a month with the executives responsible for the Internal Audit areas; every two months with the Chief Risk Officer of Itaú Unibanco; every three months with the Risk Areas (Compliance, Operational Risk, Money Laundering Prevention; Fraud Prevention and Information Security); periodic meetings to monitor the results of the work carried out by the Internal Audit, Risk and Independent Audit areas); half-yearly meetings to monitor the operations of Itaú Chile and its branches; and meetings at least once a year with the Chief Executive Officer, Head of Internal Audit, Chief Risk Officer and President of the Audit Committee of the International Units to monitor the other units abroad. Also, during these years, the Audit Committee held frequent meetings with the Executive Board (Finance, Human Resources, Legal, Corporate Business Unit, Itaú BBA; Technology, Operations and Service, Global Markets & Treasury and Latam, Wealth Management Services, Individual Needs, Individual Business and Clients), other risk areas (Credit, Modeling, Capital, Market and Liquidity), other areas (Ombudsman and Ombudsman), as well as with those responsible for various businesses of the Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco units in Latin America and the Northern Hemisphere (United States of America, Caribbean and Europe). Since 2021 the Audit Committee has held private meetings at least on a quarterly basis with the CEO of Itaú Unibanco Holding S.A. It has continued to hold, likewise for a number of years, joint meetings with the Co-chairpersons of the Board of Directors and the CEO of Itaú Unibanco Holding S.A., in which it submits its findings and recommendations and monitors the follow-up of previously submitted recommendations. d) Relationship between the Audit Committee, the Board of Directors and the Fiscal Council 335 The Audit Committee is linked to the Board of Directors of Itaú Unibanco Holding S.A. Every quarter, the Chairman of the Audit Committee presents to the Board of Directors a report on the most relevant topics discussed and monitored in the meetings held during the period. Every six months, the Chairman presents the Audit Committee's recommendations on the financial statements and, annually, the Chairman presents the results of the assessment of the external auditor, the internal auditor and the risk areas, as well as the results of the overall negotiation of the independent auditor's fees. The Audit Committee holds meetings at least on a quarterly basis with the members of the Fiscal Council of Itaú Unibanco Holding SA., in which it submits its findings on the consolidated financial statements of Itaú Unibanco Holding S.A., for the year ended in December of each fiscal year or other topics of interest to the Fiscal Council. e) Relationship between the Board of Directors and the Fiscal Council The Fiscal Council attends the Board of Directors' meeting in which the Issuer's annual financial statements are examined (therefore, once a year). f) Relationship between the Fiscal Council and the Board of Officers The Fiscal Council meets the Board of Officers of Itaú Unibanco Holding S.A., when the Issuer’s financial statements are submitted (therefore, four times a year). g) Relationship between the Board of Directors and the Investor Relations Office The main channel between the Board of Directors and the Investor Relations Officer is the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market, among other materials, on a timely basis. The composition of the Disclosure and Trading Committee strengthens the relationship with the Board of Directors, as it is composed of members of the Board of Directors, Executive Committee and the Board of Officers. Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee's meetings may be directly related to the Board of Directors or the Statutory Committees reporting to the latter, such as: • Management Report, Form 20-F, Reference Form and Integrated Annual Report; • Amendments to and creation of new policies; • Opinions on the performance of marketable securities of Itaú Unibanco and best practices from market players, including investors, credit and ESG* rating agencies, corporate governance, analysts and trade associations. • Corporate events such as bonuses, groupings, share splits, etc; • Analysis of the trading of those adhering to the Securities Trading Policy. The Itaú Unibanco’s Investor Relations Officer also prepares materials to the Board of Directors, comparing the financial performance of Company with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its controlled companies. * Environmental, Social and Corporate Governance h) In 2024, we developed the following training programs: As of December, 99% of employees and administrators were up to date with the Integrity Program training and 97% signed the Integrity Policy adherence agreement. The members of the Board of Directors were trained on the topics of Money Laundering Prevention, Terrorism Financing, the Proliferation of Weapons of Mass Destruction, and Corruption. 336 In addition, the content of the Integrity and Ethics Program training was reviewed and updated, and the following topics are covered in these training courses: 1) Ethics and Compliance: Provides guidance on principles and conduct for business, relationships and the work environment, establishing practices that must be followed to comply with standards and laws, aiming at adequate governance and the prevention of conflicts of interest. 2) Anti-corruption: It establishes the standards of conduct in business with public and private bodies, the whistleblowing channel, and alerts them to the risks and consequences of this wrongdoing. 3) Client relations: It outlines the responsibilities of the departments in client and user relations to do business based on good corporate conduct and the Bank’s sustainable development. 4) Anti-Money Laundering: It outlines suspicious acts and situations that may characterize money laundering and terrorism financing, and the actions required to prevent this risk. 5) Information Security: Provides information security tips for employees’ work, highlighting risk situations. 6) Supplier relations: It outlines the organizational principles and values guiding supplier relations and shows the responsibilities of employees in these relations. 7) General Personal Data Protection Law (LGPD): It presents the principles of General Data Protection Law and situations in which these guidelines should be taken into consideration in the employee's daily routine. Thematic training courses were also launched addressing sexual harassment, moral harassment and discrimination, as well as three training courses on the topic of corruption prevention for sensitive areas. Finally, awareness and communication campaigns were carried out that addressed, among others, the topics of Reporting Channels, Reporting Channel, relationships with public entities and examples of conflict-of-interest situations. i) Ombudsman’s: In 2024, the volume of grievances received by the Internal Ombudsman’s Office remained at the same level as 2023, consolidating in relation to previous years: In the year, occurrences increased 31% (a 17% growth in guidance and a 40% growth in complaints) compared to 2022. This context reinforces a scenario in which employees are increasingly at ease expressing themselves, showing an environment based on greater psychological safety and alignment with our culture. 337 j) Supporting documentation for meetings of the Board of Directors: The members of the Board of Directors receive, at least five (5) days before the meeting whenever possible, supporting documents for the topics that will be discussed, so that each Member may be properly aware of these topics and be prepared for a productive cooperation in these debates. k) Information related to the evaluation process of the Board of Directors, Committees and Board of Officers is described in item 7.1b. 338 8. Management compensation 8.1. Describe the policy or practice for compensation of the board of directors, statutory and non-statutory board of officers, Fiscal Council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects: a. the objectives of the compensation policy or practice, stating whether the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, where this document can be found on the web Compensation governance Our compensation strategy adopts clear and transparent processes, aimed at complying with applicable regulation and the best local and international practices, as well as at ensuring consistency with our risk management policy. Formally approved on February 27, 2025 by the Board of Directors, our compensation policy is aimed at consolidating our compensation principles and practices to attract, reward, retain and motivate management members and employees in the sustainable running of the business, subject to proper risk limits and always in line with the stockholders’ interests. The guidelines in the Compensation and Clawback Policy (“Compensation Policy”) also apply to the companies of the Itaú Unibanco Conglomerate abroad, adjusted to the specific local laws and markets, at the discretion of the Personnel Department. The Management Members' Compensation Policy is available on https://www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Policies > Management Members’ Compensation and Clawback Policy. On October 31, 2024, the Extraordinary General Stockholders’ Meeting approved the update of the Stock Grant Plan (Stock Grant Plan) in order to consolidate general rules on long-term incentive programs involving stock grants to management members and employees of the Company and its direct and indirect controlled companies, in accordance with CVM Resolution No. 81/2022. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee, we find the Variable Stock-Based Compensation (item 5.1.1. of the document), the Fixed Stock-Based Compensation (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), also included in the information provided in this item 8. The Stock Grant Plan is available on https://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Rules and Policies > Stock Grant Plan. Additionally, in 2019 the Compensation Committee determined that the Executive Committee members should retain the ownership of a minimum number of the Issuer’s shares equivalent to ten times the CEO’s annual fixed compensation and to five times the annual fixed compensation of other members, with a compliance period of up to five years after taking over their duties. On December 31, 2024, all Executive Committee members complied with the minimum ownership requirement. The Issuer also has a Stock Option Granting Plan (“Stock Option Plan”) for its management members and employees, as well as for the management members and employees of its controlled companies, allowing the alignment of the interest of management members to those of the stockholders, as they share the same risks and gains provided by their share appreciation. No option has been granted under our Stock Option Plan since 2012. For further information on the Stock Option Plan, please see subitems 8.4, 8.5, 8.6, 8.7 and 8.8. The Personnel Committee is responsible for making institutional decisions and supervising the implementation and operation of the Stock Option Plan. For further information on the responsibilities and duties of the Personnel Committee and the Compensation Committee, please see item 7.1 of the Reference Form available on the website https://www.itau.com.br/investor-relations > Results and Reports > Regulatory Reports > Reference Form. For illustrative purposes, the year to which the compensation refers will be considered regardless of the year in which it was effectively assigned, paid or recognized in the financial statements. 339 b. the practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and board of officers, indicating: i. the issuer’s bodies and committees that take part in the decision-making process, identifying how they do so We have a statutory Compensation Committee that reports to the Board of Directors, and its duties include: Another body involved in the governance of management members’ compensation is the Personnel Committee, which also reports to the Board of Directors and its duties include: i.i. In relation to the Stock Option Plan: a. being responsible for institutional decisions and overseeing their implementation and operation; and b. approving grants of Simple Options. i.ii. In relation to the Partners Program: a. being responsible for the rules related to the appointment and removal of beneficiaries. ii. the criteria and methodology used to determine individual compensation, indicating whether studies are used to check market practices and, if so, the comparison criteria and scope of these studies We adopt compensation and benefit strategies that vary according to the area of activity and market parameters. We periodically check these parameters through: · commissioning salary surveys conducted by specialized consultants, which must fully comply with the Antitrust Law; · participating in surveys always conducted by other banks on an anonymous basis and only through specialized companies, which must fully comply with the Antitrust Law; · and participating in specialized forums, even alongside some competitors, aiming only to exchange administrative and operational experiences on the best market practices regarding compensation and benefits, and provided that no type of competitively sensitive information is disclosed at these forums by any participant, in any form or by any means (such as amounts, values, ranges, percentages, payment frequency, and benefits). iii. how often and how the board of directors assesses the adequacy of the issuer’s compensation policy 340 The Board of Directors assesses the adequacy of the Issuer’s compensation policy at least annually. The Compensation Committee previously assesses and proposes improvements to the compensation policy, if applicable. After this detailed analysis by the Compensation Committee, the policy is submitted to the Board of Directors for appreciation. 341 c. composition of compensation, indicating: i. description of the different compensation elements, including, in relation to each of them: -objectives and alignment to the issuer’s short-, medium- and long-term interests In addition to the annual variable compensation, aimed to bind members receiving this compensation to the Issuer’s projects and results, the Issuer has a Partners Program intended to align risk 342 management in the short-, medium- and long-terms, as well as to align the interests of the program’s members with those of our stockholders providing them with benefits proportional to the gains obtained by the Issuer and its stockholders. Stock-based payment models are in conformity with the principles pursued by the Issuer, since they operate as tools to motivate the development, individual commitment and retention of management members, since stock-based payments are made in the long term. - the proportion of each element to total compensation in the past three years Body Year Monthly Fixed Compensation Annual Fixed Compensation Annual Variable Compensation Benefits Board of Directors 2 024 31% 24% 43% 2% 2023 22% 16% 60% 1% 2022 24% 18% 56% 2% Board of Officers 2024 9% 0% 89% 1% 2023 9% 0% 89% 1% 2022 9% 0% 90% 1% Fiscal Council 2024 100% 0% 0% 0% 2023 100% 0% 0% 0% 2022 100% 0% 0% 0% Audit Committee 2024 85% 15% 0% 0% 2023 100% 0% 0% 0% 2022 100% 0% 0% 0% - calculation and adjustment methodology The fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to officers, is not impacted by performance indicators. The compensation to members of the Board of Directors is in line with market practices and considers the members’ curricula vitae, their history at the Issuer and the activities they carry out within the scope of the Board of Directors itself, their service as Chair of the Board and any other duties they may perform. Accordingly, different compensation may be paid to these members. This practice is in line with the Issuer’s purpose of attracting outstanding professionals from different fields with distinct expertise and professional experiences. Board of Directors: a. Monthly fixed compensation: it is in line with market practices and revised frequently enough to attract qualified professionals. b. Annual fixed stock-based compensation: the annual fixed compensation due to the members of the Board of Directors is paid in preferred shares of the Issuer. c. Annual variable stock-based compensation: for variable stock-based compensation paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of the shares presented in item “b) ii” below, which describes the delivery of preferred shares of the annual variable compensation. To ensure its compatibility with value creation, this compensation considers Itaú Unibanco Holding’s results and may be adjusted by the Compensation Committee. Board of Officers: a. Monthly fixed compensation: it is established in accordance with the position held and based on the internal equality principle, also providing mobility across our different businesses. Fixed compensation amounts are defined considering market competition. 343 b. Annual variable compensation (1): . . (1) Within the limits established by legislation, the compensation of Officers in charge of internal controls, risk management, compliance and internal audit departments is not linked to the performance of the business areas they control and assess to avoid any conflicts of interest. However, even though compensation is not impacted by the results of business areas, it is still subject to the impact from the Company’s results. b. i. Distribution of annual variable compensation (2): (2) In accordance with Resolution No. 5,177 of the National Monetary Council (CMN), a portion of the variable compensation must be deferred. b. ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers: 344 Fiscal Council: Fiscal Council members are paid only a monthly fixed compensation amount and are not entitled to the benefit plan. In accordance with applicable legislation, compensation to each acting member of the fiscal council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing). Audit Committee: Audit Committee members are paid only a monthly fixed compensation amount and may receive benefits and annual fixed compensation. For those Audit Committee members who are also members of the Board of Directors, the compensation policy of only one of the bodies is adopted. i. main performance indicators taken into consideration, including ESG indicators, if applicable: i. Board of Directors The fixed compensation of the Board of Directors is not impacted by performance indicators. To ensure compatibility with long-term value creation, the payment of variable stock-based compensation to members of the Board of Directors takes into account Itaú Unibanco Holding’s results and may be adjusted by the Compensation Committee. 345 ii. Officers The fixed compensation of officers is not impacted by performance indicators. On the other hand, variable compensation is subject to a performance evaluation carried out by the supervisor based on the priorities for the year discussed together with the officer who is being evaluated. Our executives are evaluated based on joint discussions (Evaluation Committees) that take into consideration the executives' deliverables (targets achieved), their compliance with our culture-based behaviors (Behavioral Evaluation), and on the inputs found in the reporting process as well: c. ii - reasons that justify the composition of the compensation In addition to the annual variable compensation, aimed to bind members receiving this compensation to the Issuer’s projects and results, the Issuer has a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as to align the interests of the program’s members with those of our stockholders providing them with benefits proportional to the gains obtained by the Issuer and its stockholders. 346 Stock-based payment models are in conformity with the principles pursued by the Issuer, since they operate as tools to motivate the development, individual commitment and retention of management members, since stock-based payments are made in the long term. c. iii - the existence of members not compensated by the Issuer and the reason for this fact There are no members who are not compensated. d. the existence of compensation paid by direct or indirect subsidiaries, controlled companies or controlling stockholders The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.19), and the amounts indicated in this item 8 already include the total compensation paid by the Issuer and its controlled companies. e. the existence of any compensation or benefit related to the occurrence of a given corporate event, such as the disposal of the Issuer’s stockholding control There is no compensation or benefit related to the occurrence of a corporate event, even though it is possible at the Issuer’s discretion. 8.2. With respect to the compensation of the board of directors, board of statutory officers, and Fiscal Council for the past three years and to that expected for the current year, please, prepare a table containing: Total compensation expected for the current fiscal year ending 12/31/2025 - Annual amounts Board of Directors Statutory Board of Officers Fiscal Council Total Total number of members 13.00 40.83 6.00 59.83 Number of members who are compensated 13.00 40.83 6.00 59.83 Annual fixed compensation Salary or management fees 25,254,000 73,258,797 1,170,908 99,683,705 Direct and indirect benefits 1,893,234 3,134,568 - 5,027,802 Compensation for participation in committees n/a n/a n/a n/a Other 24,943,500 - - 24,943,500 347 Description of other fixed compensation Refers to fixed stockbased fees and/or INSS amounts for the Board of Directors. - - - Variable compensation Bonus (1) (1) (1) (1) Profit sharing (2) (2) (2) (2) Compensation for attending meetings n/a n/a n/a n/a Commissions n/a n/a n/a n/a Other n/a n/a n/a n/a Description of other variable compensation - - - - Postemployment benefits 2,972,800 7,560,290 - 10,533,090 Termination of mandate n/a n/a n/a n/a Stock-based (including optios) 936,466 672,046,345 - 672,982,811 Total compensation 56,000,000 756,000,000 1,170,908 813,170,908 348 Note Other Information: It is proposed that the 2025 Annual General Stockholders’ Meeting approve the overall compensation amount of R$812 million to be paid to management bodies, regardless of the year in which the amounts were effectively attributed or paid. The Annual General Stockholders’ Meeting will approve the monthly individual compensation of R$22,000 for effective members and R$9,000 for alternate members of the Fiscal Council. Approved compensation amounts may be paid either in local currency, Issuer’s shares or any other manner management finds convenient. Amounts will be paid in the proportions described in the table above. In addition to the amounts approved by the Annual General Stockholders’ Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders’ Meeting or to 10% of the Issuer’s profit, whichever is lower. Notes: 1. As mentioned in item 8.1 and shown in the table above, the variable compensation model must be shown in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares). Therefore, the bonus item is zero. 2. Amounts related to “Profit sharing” (paid in cash) are not included in the table above, which only shows the estimated breakdown of the amounts that compose the overall compensation amount approved by stockholders at the Annual General Stockholders’ Meeting. 3. We clarify that, according to the guidance of CIRCULAR LETTER/ANNUAL-2025-CVM-SEP, the amounts presented in the table above do not include Social Security (INSS) amounts, according to specific notes. 349 Total compensation expected for the current fiscal year ending 12/31/2024 - Annual amounts Board of Directors Statutory Board of Officers Fiscal Council Total Total number of members 12.75 35.92 6.00 54.67 Number of members who are compensated 12.75 35.92 6.00 54.67 Annual fixed compensation Salary or management fees 14,809,333 60,603,448 1,116,000 76,528,781 Direct and indirect benefits 434,206 2,730,389 - 3,164,595 Compensation for participation in committees n/a n/a n/a n/a Other 11,400,000 - - 11,400,000 Description of other fixed compensation Refers to fixed stockbased fees and/or INSS amounts for the Board of Directors. - - - Variable compensation Bonus (1) (1) (1) (1) Profit sharing - 91,174,963 - 91,174,963 Compensation for attending meetings n/a n/a n/a n/a Commissions n/a n/a n/a n/a Other n/a n/a n/a n/a Description of other variable compensation - - - - Post-employment benefits 681,800 6,611,843 - 7,293,643 350 Termination of mandate n/a n/a n/a n/a Stock-based (including options) 20,265,000 489,084,909 - 509,349,909 Total compensation compensation 47,590,339 650,205,552 1,116,000 698,911,891 351 Note Other Information: The 2024 Annual General Stockholders’ Meeting approved an overall compensation amount of R$680 million for members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts were effectively attributed or paid. The Annual General Stockholders’ Meeting approved the monthly individual compensation of R$22,000 for effective members and R$9,000 for alternate members of the Fiscal Council. Approved compensation amounts may be paid either in local currency, Issuer’s shares or any other manner management finds convenient. Amounts will be paid in the proportions described in the table above. In addition to the amounts approved by the Annual General Stockholders’ Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders’ Meeting or to 10% of the Issuer’s profit, whichever is lower. Notes: 1. As mentioned in item 8.1 and shown in the table above, the variable compensation model must be shown in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares). Therefore, the bonus item is zero. 2. Portions in shares or stock-based instruments were shown in the “Stockbased compensation” line, and were not stated under “Variable compensation”. For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively attributed, paid or recognized in the financial statements. 3. We clarify that, according to the guidance of CIRCULAR LETTER/ANNUAL-2025-CVM-SEP, the amounts presented in the table above do not include Social Security (INSS) amounts, according to specific notes. 4. The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, amounts relating to these members’ compensation are fully included only in the table related to the compensation of the Board of Officers. This note is applicable to items 8.3, 8.5, 8.6, 8.7, 8.10, 8.13, and 8.15. 5. The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.15), and the amounts indicated in subitem 8.2 already include the total compensation paid by the Issuer and its controlled companies. 6. Average compensation amount per member was: Board of Directors, R$3,732,576 and Board of Officers, R$18,103,171. For further information on the Partners Program, please see item 8.1. 7. The number of members of each body is calculated based on the assumptions defined by CIRCULAR LETTER/ANNUAL-2025-CVM-SEP. 352 Total compensation for fiscal year ended 12/31/2023 - Annual amounts Board of Directors Statutory Board of Officers Fiscal Council Total Total number of members 12.00 30.50 6.00 48.50 Number of members who are compensated 12.00 30.50 6,00 48.50 Annual fixed compensation Salary or management fees 15,572,500 51,888,881 1,116,733 68,578,114 Direct and indirect benefits 382,757 2,088,919 - 2,471,676 Compensation for participation in committees - - - - Other 11,400,000.00 - - 11,400,000 Description of other fixed compensation Refers to fixed stockbased fees and/or INSS amounts for the Board of Directors. - - Variable compensation Bonus (1) (1) (1) (1) Profit sharing 9,276,641 119,658,399 - 128,935,040 Compensation for attending meetings - - - - Commissions - - - - Other - - - - 353 Description of other variable compensation - - - - Postemployment benefits 605,362 5,539,971 - 6,145,333 Termination of mandate - - - - Stock-based (including options) 32,248,889 374,753,288 - 407,002,177 Total compensation 69,486,149 553,929,458 1,116,733 624,532,340 354 Note Other Information: The 2023 Annual General Stockholders’ Meeting approved an overall compensation amount of R$570 million for members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts were effectively attributed or paid. The Annual General Stockholders’ Meeting approved the monthly individual compensation of R$22,000 for effective members and R$9,000 for alternate members of the Fiscal Council. Approved compensation amounts may be paid either in local currency, Issuer’s shares or any other manner management finds convenient. Amounts will be paid in the proportions described in the table above. In addition to the amounts approved by the Annual General Stockholders’ Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders’ Meeting or to 10% of the Issuer’s profit, whichever is lower. Notes: 1. As mentioned in item 8.1 and shown in the table above, the variable compensation model must be shown in “Profit sharing” (paid in cash) and “Stockbased compensation” (paid in shares). Therefore, the bonus item is zero. 2. Portions in shares or stock-based instruments were shown in the “Stock-based compensation” line and were not stated under “Variable compensation”. For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively attributed, paid or recognized in the financial statements. 3. We clarify that, according to the guidance of CIRCULAR LETTER/ANNUAL- 2025-CVM-SEP, the amounts presented in the table above do not include Social Security (INSS) amounts, according to specific notes. 4. The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, amounts relating to these members’ compensation are fully included only in the table related to the compensation of the Board of Officers. This note is applicable to items 8.3, 8.5, 8.6, 8.7, 8.10, 8.13, and 8.15. 5. The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.15), and the amounts indicated in subitem 8.2 already include the total compensation paid by the Issuer and its controlled companies. 6. Average compensation amount per member was: Board of Directors, R$5,790,512 and Board of Officers, R$18,161,622. For further information on the Partners Program, please see item 8.1. 7. The number of members of each body is calculated based on the assumptions defined by CIRCULAR LETTER/ANNUAL-2025-CVM-SEP. 355 Total compensation for fiscal year ended 12/31/22 - Annual amounts Board of Directors Statutory Board of Officers Fiscal Council Total Total number of members 12.00 26.50 6.00 44.50 Number of members who are compensated 12.00 26.50 6.00 44.50 Annual fixed compensation Salary or management fees 15,240,000 41,605,167 968,000 57,813,167 Direct and indirect benefits 330,590 1,716,674 - 2,047,264 Compensation for participation in committees - - - - Other 11,400,000 - - 11,400,000 Description of other fixed compensation Refers to fixed stockbased fees and/or INSS amounts for the Board of Directors. - - - Variable compensation Bonus (1) (1) (1) (1) Profit sharing 5,826,673 90,356,567 - 96,183,240 Compensation for attending meetings - - - - Commissions - - - - Other - - - - Description of other variable compensation - - - - Postemployment benefits 660,194 4,034,059 - 4,694,253 Termination of mandate - - - - 356 Stock-based (including options) 28,954,997 307,823,425 - 336,778,422 Total compensation 62,412,454 445,535,892 968,000 508,916,346 357 Note Other Information: The 2022 Annual General Stockholders’ Meeting approved an overall compensation amount of R$500 million for members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts were effectively attributed or paid. The Annual General Stockholders’ Meeting approved the monthly individual compensation of R$22,000 for effective members and R$9,000 for alternate members of the Fiscal Council. Approved compensation amounts may be paid either in local currency, Issuer’s shares or any other manner management finds convenient. Amounts will be paid in the proportions described in the table above. In addition to the amounts approved by the Annual General Stockholders’ Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders’ Meeting or to 10% of the Issuer’s profit, whichever is lower. Notes: 1. As mentioned in item 8.1 and shown in the table above, the variable compensation model must be shown in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares). Therefore, the bonus item is zero. 2. Portions in shares or stock-based instruments were shown in the “Stockbased compensation” line, and were not stated under “Variable compensation”. For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively attributed, paid or recognized in the financial statements. 3. We clarify that, according to the guidance of CIRCULAR LETTER/ANNUAL- 2025-CVM-SEP, the amounts presented in the table above do not include Social Security (INSS) amounts, according to specific notes. 4. The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, amounts relating to these members’ compensation are fully included only in the table related to the compensation of the Board of Officers. This note is applicable to items 8.3, 8.5, 8.6, 8.7, 8.10, 8.13, and 8.15. 5. The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.15), and the amounts indicated in subitem 8.2 already take into account the total compensation paid by the Issuer and its controlled companies. 6. Average compensation amount per member was: Board of Directors, R$5,201,038 and Board of Officers, R$16,812,675. For further information on the Partners Program, please see item 8.1. 7. The number of members of each body is calculated based on the assumptions defined by CIRCULAR LETTER/ANNUAL-2025-CVM-SEP. 358 8.3. With respect to the variable compensation of the board of directors, statutory board of officers and Fiscal Council for the past three years and that determined for the current year, please, prepare a table containing: R$, except if otherwise indicated Expected for fiscal year 2025 a) body Board of Directors Statutory Board of Officers Fiscal Council Total b) total number of members (people) 13.00 40.83 6.00 59.83 c) number of members who are compensated 13.00 40.83 6.00 59.83 d) With respect to bonuses: i)minimum amount provided for in the compensation plan 749,173 537,637,076 n/a 538,386,249 ii) maximum amount provided for in the compensation plan 936,466 672,046,345 n/a 672,982,811 iii) amount provided for in the compensation plan should the targets established be achieved 936,466 672,046,345 n/a 672,982,811 iv) amount effectively recognized in income or loss for the fiscal year n/a n/a n/a n/a e) With respect to profit sharing: i) minimum amount provided for in the compensation plan n/a n/a n/a n/a ii) maximum amount provided for in the compensation plan n/a n/a n/a n/a iii) amount provided for in the compensation plan should the targets established be achieved n/a n/a n/a n/a iv) amount effectively recognized in income or loss for the fiscal year n/a n/a n/a n/a Note: 1. “Profit sharing” amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts to be approved by stockholders at the Annual General Stockholders’ Meeting. The variable compensation of the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in field “e”); and (ii) 70% payable in shares in the following three years, counted from the date the cash portion was paid. In addition, it includes the Partners Shares to be delivered to the Partners of the Holding Company: 30% after three years and 70% after five years, and to Partners: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid. R$, except if otherwise indicated Fiscal year ended 12/31/2024 a) body Board of Directors Statutory Board of Officers Fiscal Council Total b) total number of members (people) 12.75 35.92 6.00 54.67 c) number of members who are compensated 12.75 35.92 6.00 54.67 d) With respect to bonuses: i) minimum amount provided for in the compensation plan 38,306,763 413,469,418 n/a 451,776,181 359 ii) maximum amount provided for in the compensation plan 47,883,453 516,836,773 n/a 564,720,226 iii) amount provided for in the compensation plan should the targets established be achieved 47,883,453 516,836,773 n/a 564,720,226 iv) amount effectively recognized in income or loss for the fiscal year 20,265,000 489,084,909 n/a 509,349,909 e) With respect to profit sharing: i) minimum amount provided for in the compensation plan - 72,939,970 n/a 72,939,970 ii) maximum amount provided for in the compensation plan - 109,409,955 n/a 109,409,955 iii) amount provided for in the compensation plan should the targets established be achieved - 91,174,963 n/a 91,174,963 iv) amount effectively recognized in income or loss for the fiscal year - 91,174,963 n/a 91,174,963 R$, except if otherwise indicated Fiscal year ended 12/31/2023 a) body Board of Directors Statutory Board of Officers Fiscal Council Total b) total number of members (people) 12.00 30.50 6.00 48.50 c) number of members who are compensated 12.00 30.50 6.00 48.50 d) With respect to bonuses: i) minimum amount provided for in the compensation plan 33,203,360 343,863,532 n/a 377,066,892 ii) maximum amount provided for in the compensation plan 41,504,200 429,829,415 n/a 471,333,615 iii) amount provided for in the compensation plan should the targets established be achieved 41,504,200 429,829,415 n/a 471,333,615 iv) amount effectively recognized in income or loss for the fiscal year 32,248,889 374,753,288 n/a 407,002,177 e) With respect to profit sharing: i) minimum amount provided for in the compensation plan 7,421,313 95,726,719 n/a 103,148,032 ii) maximum amount provided for in the compensation plan 11,131,969 143,590,079 n/a 154,722,048 iii) amount provided for in the compensation plan should the targets established be achieved 9,276,641 119,658,399 n/a 128,935,040 iv) amount effectively recognized in income or loss for the fiscal year 9,276,641 119,658,399 n/a 128,935,040 360 R$, except if otherwise indicated Fiscal year ended 12/31/2022 a) body Board of Directors Statutory Board of Officers Fiscal Council Total b) total number of members (people) 12.00 26.50 6.00 44.50 c) number of members who are compensated 12.00 26.50 6.00 44.50 d) With respect to bonuses: i) minimum amount provided for in the compensation plan 36,075,041 308,406,858 n/a 344,481,899 ii) maximum amount provided for in the compensation plan 45,093,801 385,508,573 n/a 430,602,374 iii) amount provided for in the compensation plan should the targets established be achieved 45,093,801 385,508,573 n/a 430,602,374 iv) amount effectively recognized in income or loss for the fiscal year 28,954,997 307,823,425 n/a 336,778,422 e) With respect to profit sharing: i) minimum amount provided for in the compensation plan 4,661,339 72,285,254 n/a 76,946,593 ii) maximum amount provided for in the compensation plan 6,992,008 108,427,880 n/a 115,419,888 iii) amount provided for in the compensation plan should the targets established be achieved 5,826,673 90,356,567 n/a 96,183,240 iv) amount effectively recognized in income or loss for the fiscal year 5,826,673 90,356,567 n/a 96,183,240 8.4. With respect to the stock-based compensation plan for the board of directors and statutory board of officers in effect last fiscal year and expected for the current year, please describe: a. General terms and conditions Clarifications– how to disclose the information For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock-based instruments delivered under the Partners Program; and (3) options granted under the Stock Option Granting Plan (“Stock Option Plan”), as described below: (1) Compensation Policy – stock-based compensation Annual fixed stock-based compensation: This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco Conglomerate. The annual fixed compensation takes into account the history and curriculum vitae of members, in addition to market conditions and other factors that may be agreed upon between the members of the Board of Directors and the Itaú Unibanco Conglomerate. To calculate the value of the shares used to make up the stock-based compensation or stock-based instruments, we use the average closing price of Itaú Unibanco Holding’s preferred shares on B3 – Brasil, Bolsa, Balcão (“B3”) in the thirty (30) days prior to the calculation, which is to be carried out on the seventh (7th) business day prior to granting the shares (“Pricing Period”), adjusted to earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected grant date. 361 Until 2024 the number of shares used to be calculated and granted every three years, and these shares were delivered proportionally to the number of terms of office completed in the period. Beginning in 2025, as approved by the Compensation Committee on October 28, 2024 and the Board of Directors on October 31, 2024, the Annual Fixed Compensation of the members of the Board of Directors will be granted on an annual basis, with payments of one third each year. The installments will continue to be paid subject to the full completion of the annual terms of office by members, and the shares may be held at the discretion of the Compensation Committee. Annual variable stock-based compensation: (2) Partners Program Aimed at aligning the interests of our officers and employees with those of our stockholders, this program provides participants with the opportunity to invest in our preferred shares (ITUB4), sharing short, medium and long-term risks. This program is aimed at officers and employees who have a history of contribution, relevant work and also outstanding performance. It has two types of appointments: partners of the holding company and partners. The main differences are presented below: 362 363 (3) Stock Option Plan We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of the price fluctuations of our preferred shares (ITUB4) with other stockholders and are intended to integrate participants of this program into the Conglomerate’s development process in the medium- and longterms. Our Personnel Committee manages the Stock Option Plan, including aspects such as strike prices, vesting periods and terms of the options, in accordance with the rules provided for in the Plan. Options may only be granted to participants if profit is sufficient to be distributed as mandatory dividends. No option has been granted under our Stock Option Plan since 2012. For further information on the Stock Option Plan, please see the Investor Relations website: https://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Policies > Stock Option Plan. b. Date of approval and body in charge The Company’s Stock Grant Plan is managed by the Compensation Committee and was reviewed and updated by Extraordinary General Stockholders’ Meeting of Itaú Unibanco Holding S.A. on October 31, 2024. c. Maximum number of shares covered In order to limit the maximum dilution to which stockholders may be subject: the sum of (i) the shares to be used for compensation, in accordance with Resolution No. 5,177 of the National Monetary Council (CMN), including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted every year may not exceed the limit of 0.5% of all of the Issuer’s shares that the stockholders hold at the balance sheet date of the same year In the event that the number of shares delivered, and options granted, in any given year, is below the limit of 0.5% of the total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option granting purposes in any of the subsequent seven (7) fiscal years. d. Maximum number of options to be granted The same as item c) above. e. Conditions for the acquisition of shares Stock-based compensation: shares are acquired in the long-term, since out of the total annual variable compensation, 30% is paid in cash on demand and 70% is paid upon the delivery of the shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. Partners Program: if they hold the ownership of these Own Shares, free of any liens or encumbrances or other suspensive conditions provided for in the Program Regulation for three and five-year terms as from the initial investment, the return on the investment will be through the receipt of Partners Shares also for three and five-year terms. Stock Option Plan: shares are acquired because of exercising an option granted in accordance with the rules of the Stock Option Plan, provided that the vesting period has elapsed (see sub item “g” below), upon the payment of the strike price (see sub item “f” below). Additionally, options may be 364 terminated under certain circumstances, such as termination of relationship (statutory or contractual) between the Beneficiary and the Itaú Unibanco Conglomerate companies before the vesting period (see sub item “k” below). f. Criteria for setting the acquisition or strike price Stock-based compensation: to calculate the value of the shares used to make up the stock-based compensation or stock-based instruments, we use the average closing price of Itaú Unibanco Holding’s preferred shares on B3 – Brasil, Bolsa, Balcão (“B3”) in the thirty (30) days prior to the calculation, which is to be carried out on the seventh (7th) business day prior to granting the shares (“Pricing Period”), adjusted to earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected grant date. Partners Program: to calculate the acquisition price of Own Shares and of the Partners Shares received, we use the average closing price of Itaú Unibanco Holding’s preferred shares on B3 - Brasil, Bolsa Balcão (“B3”) in the thirty (30) days prior to calculation, which is to be carried out on the seventh (7th) business day prior to the expected acquisition date of Own Shares (“Pricing Period”), adjusted to earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected investment date. Stock Option Plan: acquisition and strike prices are se by the Personnel Committee upon the granting of the option and will be determined as follows: The option strike price is established based on the average price of the Issuer’s preferred shares at the trading sessions of B3 in the last three months of the year prior to the grant date. The prices thus established will be adjusted up to the last business day of the month prior to the exercise of the option based on the General Market Price Index (IGP-M) or, in its absence, an index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settling operations on B3. g. Criteria for setting the acquisition or exercise period Stock-based compensation: not applicable, since there is no exercise of options but rather a delivery of shares. Partners Program: not applicable, since there is no exercise of options, but rather a delivery of shares. Stock Option Plan: options may only be exercised after the vesting period and outside the lock-up periods established by the Personnel Committee. The vesting period of each series will be established by the Committee upon their issue and may last from one to seven years from the year of their issue. As a rule, the vesting period determined by the Committee is five (5) years. h. Settlement method Stock-based compensation: settlement occurs through the delivery of shares after the deferral periods. Partners Program: settlement occurs through the delivery of Partners Shares after the deferral periods provided for in the Program. Stock Option Plan: the Beneficiary will pay the strike price in cash to the Issuer, subject to the rules and conditions established by the Personnel Committee. i. Restrictions on the transfer of shares Stock-based compensation: after receiving the shares within one, two, or three years, there will be no restrictions on the transfer of shares. If the executive chooses to invest these shares in the Partners 365 Program as Own Shares, these shares will become unavailable for three and five years from the investment date. Partners Program: after receiving the Partners’ Shares within three and five years after the initial investment date, these shares will become unavailable for a period of five years from the initial investment date. Stock Option Plan: the availability of shares subscribed by Beneficiaries by means of the exercise of the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee when they are granted. Therefore, the percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by this Committee. As a rule, the period of this unavailability defined by the Committee is two (2) years after the option is exercised. j. Criteria and events that, when verified, will cause the suspension, change, or termination of the plan Stock-based compensation: deferred shares may not be delivered in the event of a significant decrease in the realized recurring profit of the Issuer or a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary and unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. Additionally, the compensation model may be amended upon approval by the Compensation Committee and the Board of Directors. Partners Program: Partners Shares yet to be received may not be delivered in the event of a significant decrease in the realized recurring profit of the Issuer or a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary and unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to actions or omissions of management members. The Compensation Committee may still decide to apply a malus even in these cases. Additionally, the Partners Program may be amended upon the approval by the Compensation Committee or the Personnel Committee. Stock Option Plan: the Personnel Committee may suspend the exercise of the options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock Option Plan may only be amended or terminated if so, proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary General Stockholders’ Meeting. Additionally, in December 2023 the Company adopted the Clawback policy (as an attachment to the Management Members' Compensation Policy), which consists of recovering compensation amounts granted or paid in excess to Officers identified as the policy target audience in the event of any restatement of the financial results. The Clawback Policy applies to all Long-Term Incentive programs and is available on the Investor Relations website (www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Policies > Management Members’ Compensation and Clawback Policy. k. Effects of the withdrawal of a management member from the issuer’s bodies on their rights provided for in the stock-based compensation plan Stock-based compensation: the general rule when a member leaves is the termination of shares granted but not yet delivered. Termination will take place on the date such members cease to exercise their position on a permanent basis, including Garden-leave or Non-compete periods. Depending on the type of withdrawal, total shares may be held. Subject to the criteria established in the compensation policy, the Committee will be responsible for ensuring compliance with the rules of the program. Partners Program: the general rule when a member leaves is the termination of the Partners Shares granted but not yet delivered. The termination will take place on the date such members cease to exercise their position on a permanent basis, considering the Garden-leave or Non-compete periods. Depending on the type of withdrawal, total shares may be held. Subject to the criteria established in 366 the internal charter, the Committee will be responsible for ensuring compliance with the rules of the program. Stock Option Plan: the general rule is that any Beneficiaries of the Itaú Unibanco Conglomerate who resign or are removed from their position will have their options expired automatically. Management members’ stock options will expire on the date such members cease to exercise their position on a permanent basis, that is, in the event of a Garden leave or Non-compete agreement, these options will expire upon the inception of said agreement. However, the automatic expiry may not occur if, for example, this member is dismissed simultaneously to their election as a management member of the Itaú Unibanco Conglomerate or if they take up another statutory position at the Itaú Unibanco Conglomerate. Additionally, subject to the criteria established in the internal charter, the Personnel Committee may determine the non-expiration of the options. 8.5. With respect to the stock-based compensation as stock options of the board of directors and statutory board of officers recognized in profit or loss for the past three years and to that expected for the current year, please prepare a table containing: a. body b. total number of members c. number of members who are compensated d. weighted average strike price of each of the following option groups: i. outstanding at the beginning of the year ii. lost and expired during the year iii. exercised during the year e. potential dilution in the case of exercise of all outstanding options Granting of stock options is not scheduled nor any stock options were granted in the current year or in the past three years. The last granting of stock options was made in 2012, which were last exercised in 2019. Therefore, there were no stock options outstanding, lost and/or expired or exercised in the past three years. 8.6. With respect to each granting of stock options to the board of directors and the statutory board of officers for the past three years and to that expected for the current year, please prepare a table containing: a. body b. total number of members c. number of members who are compensated d. grant date e. number of options granted f. term for the options to become exercisable g. maximum term to exercise the options 367 h. term of restriction on the transfer of shares received from the exercise of options i. fair value of the options on the grant date j. multiplication of the number of shares granted by the fair value of the options on the grant date No stock options were granted in the past three years and granting of stock options is not scheduled for the current year. The last granting of stock options was made in 2012. 8.7. With respect to the outstanding options of the board of directors and statutory board of officers at the end of the previous year, please prepare a table containing: a. body b. total number of members c. number of members who are compensated d. with respect to the options not yet exercisable: i. number; ii. date on which the options will become exercisable; iii. maximum term to exercise the options; iv. term of restriction on the transfer of shares; v. weighted average strike price for the year; vi. fair value of the options in the last day of the year e. with respect to the options exercisable: i. number; ii. maximum term to exercise the options; iii. term of restriction on the transfer of shares; iv. weighted average strike price for the year; v. fair value of the options in the last day of the year f. fair value of the total options in the last day of the year No stock options were outstanding in the past three years, since the last granting of stock options was made in 2012, which were last exercised and matured in 2019. 8.8. With respect to the options exercised relating to the stock-based compensation to the board of directors and the statutory board of officers for the past three years, please prepare a table containing: a. body b. total number of members c. number of members who are compensated d. number of shares e. weighted average strike price f. weighted average market price of shares relating to the options exercised g. multiplication of the total options exercised by the difference between the weighted average strike price and the weighted average market price of shares relating to the options exercised No stock options were exercised in the past three years, since the last granting of stock options was made in 2012, which were last exercised in 2019. 8.9. With respect to the stock-based compensation of the board of directors and statutory board of officers, as shares to be directly delivered to the beneficiaries, recognized in profit or loss 368 for the past three years and to that expected for the current year, please prepare a table containing: There was no issue of new shares for delivery to beneficiaries in the last 3 fiscal years. 8.10. With respect to each granting of shares to the board of directors and the statutory board of officers for the past three years and to that expected for the current year, please prepare a table containing: Expected for the current fiscal year – Annual amounts Body Board of Directors Statutory Board of Officers total number of members 13.00 40.83 number of members who are compensated 13.00 40.83 grant date 04/30/2025 03/01/2026 03/01/2026 03/01/2026 number of shares granted 776,331 29,146 11,644,656 9,271,819 maximum term to deliver the shares 1/3 p.y. 1/3 p.y. (1) 1/3 p.y. period of restriction on the transfer of shares No restriction No restriction At the 5th year No restriction fair value of the shares on the grant date R$ 32.13 R$ 32.13 R$ 32.13 R$ 32.13 multiplication of the number of shares granted by the fair value of the shares on the grant date R$ 24,943,500 R$ 936,466 R$ 374,142,795 R$ 297,903,551 Notes: 1. (1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years; and to Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively. 3. The fair value of the shares used in this table is the same grant price indicated in the table for the previous fiscal year, and the price will be updated when the planned grants are made. 369 Fiscal year 2024 – Annual amounts Body Board of Directors Statutory Board of Officers total number of members 12.75 35.92 number of members who are compensated 12.75 35.92 grant date 04/24/2024 03/01/2025 03/01/2025 03/01/2025 number of shares granted 340,705 630,719 8,600,788 6,621,275 maximum term to deliver the shares 04/30/2025 1/3 p.y. (1) 1/3 p.y. period of restriction on the transfer of shares No restriction No restriction At the 5th year No restriction fair value of the shares on the grant date R$ 33.46 R$ 32.13 R$ 32.13 R$ 32.13 multiplication of the number of shares granted by the fair value of the shares on the grant date R$ 11,400,000 R$ 20,265,000 R$ 276,343,329 R$ 212,741,579 Notes: 1. (1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years; and to Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively. Fiscal year 2023 – Annual amounts Body Board of Directors Statutory Board of Officers total number of members 12.00 30.50 number of members who are compensated 12.00 30.50 grant date 05/04/2023 03/01/2024 03/01/2024 03/01/2024 number of shares granted 502.901 993.495 6.020.987 5.900.459 maximum term to deliver the shares 05/31/2024 1/3 p.y. (1) 1/3 p.y. period of restriction on the transfer of shares No restriction No restriction At the 5th year No restriction fair value of the shares on the grant date R$22.66 R$32.46 R$32.46 R$32.46 370 multiplication of the number of shares granted by the fair value of the shares on the grant date R$11,395,737 R$32,248,848 R$195,441,238 R$191,528,899 Notes: 1. (1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years; and to Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively. 3. The amounts are adjusted by the events that occurred in the period (reverse split, bonus, etc.). Fiscal year 2022 – Annual amounts Body Board of Directors Statutory Board of Officers total number of members 12.00 26.50 number of members who are compensated 12.00 26.50 grant date 05/04/2022 03/01/2023 03/01/2023 03/01/2023 number of shares granted 502.901 1.126.214 6.015.022 6.177.842 maximum term to deliver the shares 05/31/2023 1/3 p.y. (1) 1/3 p.y. period of restriction on the transfer of shares No restriction No restriction At the 5th year No restriction fair value of the shares on the grant date R$22.66 R$25.71 R$25.71 R$25.71 multiplication of the number of shares granted by the fair value of the shares on the grant date R$11,395,737 R$28,954,962 R$154,646,216 R$158,832,318 Notes: 1. (1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years; and to Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively. 3. The amounts are adjusted by the events that occurred in the period (reverse split, bonus, etc.). 371 8.11. With respect to the shares delivered relating to the stock-based compensation to the board of directors and the statutory board of officers for the past three years, please prepare a table containing: Fiscal Year ended 12/31/2024 Board of Directors Statutory Board of Officers Fiscal Council Total number of members 12.75 35.92 - Number of members who are compensated 12.75 35.92 - Number of shares 1,114,915 5,832,981 - Weighted average acquisition price R$ 33.21 R$ 33.21 - Weighted average market price of shares acquired R$ 33.52 R$ 34.07 - Multiplication of total shares acquired by the difference between the weighted acquisition price and the weighted average market price of shares acquired -R$ 345,623.65 -R$ 5,016,363.66 - Fiscal Year ended 12/31/2023 Board of Directors Statutory Board of Officers Fiscal Council Total number of members 12.00 30.50 - Number of members who are compensated 12.00 30.50 - Number of shares 1,326,606 4,578,337 - Weighted average acquisition price R$25.98 R$25.98 - Weighted average market price of shares acquired R$25.22 R$25.00 - Multiplication of total shares acquired by the difference between the weighted acquisition price and the weighted average market price of shares acquired R$1,008,220.56 R$4,486,770.26 - 372 Fiscal Year ended 12/31/2022 Board of Directors Statutory Board of Officers Fiscal Council Total number of members 12.00 26.50 - Number of members who are compensated 12.00 26.50 - Number of shares 1,849,933 3,405,949 - Weighted average acquisition price R$21.77 R$21.77 - Weighted average market price of shares acquired R$25.16 R$25.47 - Multiplication of total shares acquired by the difference between the weighted acquisition price and the weighted average market price of shares acquired - R$6,271,272.87 - R$12,602,011.30 - 8.12. Provide a brief description of the information necessary for understanding the data disclosed in items 8.5 to 8.11, such as an explanation of the pricing model for the share and option price, indicating, at least: a. pricing model • Options: the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices – upward or downward. A tree with price paths is built to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out by adopting the “Backward Induction method”, from the knots of the maturity to the starting point. • Stock-based compensation: to calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average closing price of Itaú Unibanco Holding’s preferred shares on B3 – Brasil, Bolsa, Balcão (B3) in the thirty (30) days prior to the calculation, which will be carried out on the seventh (7th) business day prior to granting the shares (Pricing Period), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected grant date. • Partners Program: to calculate the acquisition price of Own Shares, we use the average closing price of Itaú Unibanco Holding’s preferred shares on B3 - Bolsa, Brasil, Balcão (B3) in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to the date expected for the acquisition of Own Shares (Pricing Period), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected investment date. b. data and assumptions used in the pricing model, including the weighted average price of shares, strike price, expected volatility, term of the option, dividends expected and riskfree interest rate 373 • Options: the Binomial pricing model used in the simple options plan takes into account the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, vesting period and term of the option. The assumptions used are described as follows: • Price of the underlying asset: the price of the Issuer´s preferred shares used for the calculation is the closing price on B3 on the calculation base date; • Strike price: the strike price previously defined on the option issue, adjusted by the IGP-M variation, is adopted as the option strike price; • Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred share, released by B3, adjusted by the IGP-M variation; • Dividend rate: is the average annual return rate in the past three years of Paid Dividends, plus the Interest on Capital of the Issuer’s preferred share; • Risk-Free Interest Rate: the risk-free rate used is the IGP-M coupon rate, up to the option expiration date; • Option expiration date: it will be established by the Personnel Committee upon the option grant, and these options will automatically expire at the end of this term. The term of each stock option series will begin on the issue date and expire at the end of a period that may vary between the minimum of five years and the maximum of ten years; and • Option vesting period: the vesting period of each stock option series will be established by the Personnel Committee on the issue date, and this period may vary from one to seven years as from the issue date. • Stock-based compensation: not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account their market value. • Partners Program: not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account their market value. c. method used and assumptions made to absorb the expected early exercise effects • Options: the option pricing uses the Binomial tree and takes into account the options vesting period. The vesting period of each series will be established by the Personnel Committee on the issue date, which may vary from one to seven years as from the grant date. As a rule, the vesting period determined by the Committee is five (5) years. After the end of the vesting period, the option can be exercised at any time until the option expiration date. • Variable stock-based compensation: not applicable because it is not an option and there is no early exercise. • Partners Program: not applicable because it is not an option and there is no early exercise. d. method to determine expected volatility • Options: expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the closing prices of the Issuer’s preferred share, adjusted by the IGPM. 374 • Variable stock-based compensation: not applicable because it is not an option and the market price is quoted at grant for the shares. • Partners Program: not applicable because it is not an option and the market price is quoted at grant for the shares. e. if any other characteristic of the option was included in its fair value measurement • Options: the historical series is adjusted for splits, bonuses and reverse splits, among others. • Variable stock-based compensation: not applicable because it is not an option. • Partners Program: not applicable because it is not an option. 375 8.13. Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the board of directors, the board of statutory officers, or fiscal council, grouped per body. 376 8.14. With respect to the pension plans in effect granted to the members of the board of directors and statutory board of officers, please supply the following information in a table format: a) body Board of Directors Statutory Board of Officers b) number of members 3 1 1 10 7 24 c) number of members who are compensated 3 1 1 10 7 24 d) plan’s name Itaubanco CD Futuro Inteligente Flexprev PGBL Itaubanco CD Futuro Inteligente Flexprev PGBL e) number of management members who are eligible for retirement 3 1 1 7 2 10 f) conditions for early retirement 50 years old 50 years old 50 years old 50 years old 50 years old 50 years old g) adjusted amount of contributions accumulated in the pension plan by the end of last year, less the portion related to contributions made directly by management members R$ 58,367,175 R$ 6,294,908 R$ 1,291,049 R$ 39,034,914 R$ 20,350,742 R$ 20,661,071 h) total accumulated amount of contributions made last year, less the portion related to the contributions made directly by management members R$ 567,800 - R$ 114,000 R$ 1,773,441 R$ 1,787,933 R$ 3,031,116 i) whether there is the possibility of early redemption No No No No No No 377 and what the conditions are Note: The number of members who are compensated by each body (letter "c") corresponds to the number of management members who are active participants of the pension plans. 378 8.15. In a table, please indicate, for the past three years, with respect to the board of directors, statutory board of officers and Fiscal Council: Annual amounts – R$ Statutory Board of Officers Board of Directors Fiscal Council 12/31/2024 12/31/2023 12/31/2022 12/31/2024 12/31/2023 12/31/2022 12/31/2024 12/31/2023 12/31/2022 Number of members 35.92 30.50 26.50 12.75 12.00 12.00 6.00 6.00 6.00 Number of members who are compensated 35.92 30.50 26.50 12.75 12.00 12.00 6.00 6.00 6.00 Amount of the highest compensation 81,727,411.00 67,705,174.00 59,188,000.00 9,600,993.00 18,509,021.00 15,648,000.00 264,000.00 264,000.00 236,000.00 Amount of the lowest compensation 3,277,133.00 3,305,003.00 3,758,000.00 2,280,000.00 2,522,283.00 2,442,000.00 108,000.00 108,000.00 96,000.00 Average amount of compensation 18,103,171.00 18,161,622.00 16,812,675.00 3,732,576.00 5,790,512.00 5,201,038.00 186,000.00 186,122.00 161,333.00 379 Notes and clarifications Statutory Board of Officers Note Clarification 12/31/2024 For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. 12/31/2023 For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. 12/31/2022 For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. 380 Board of Directors Note Clarification 12/31/2024 For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. 12/31/2023 For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. 12/31/2022 For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. 381 Fiscal Council Note Clarification 12/31/2024 For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. 12/31/2023 For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. 12/31/2022 For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. 8.16. Describe any contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the issuer Except for the possibility of keeping the deferred unpaid portions of the variable compensation, of the annual proportion amount, and of keeping some benefits (such as the health care plan) on a temporary basis, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement. 382 8.17. With respect to the past three years and to that expected for the current fiscal year, please indicate the percentage of total compensation of each body recognized in the issuer’s profit or loss related to members of the board of directors, statutory board of officers or Fiscal Council that are parties related to the direct or indirect controlling stockholders, as determined by the accounting rules that address this matter Year 2025 Body Board of Directors Statutory Board of Officers Fiscal Council Related parties 69% 0% 0% Year 2024 Body Board of Directors Statutory Board of Officers Fiscal Council Related parties 71% 0% 0% Year 2023 Body Board of Directors Statutory Board of Officers Fiscal Council Related parties 77% 0% 0% Year 2022 Body Board of Directors Statutory Board of Officers Fiscal Council Related parties 74% 0% 0% 8.18. With respect to the past three years and to that expected for the current fiscal year, please indicate the amounts recognized in the issuer’s profit or loss as compensation of the members of the board of directors, statutory board of officers or Fiscal Council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided As mentioned in item 8.1 of this document, members of the Board of Directors, Statutory Board of Officers and Fiscal Council are not compensated for participating in statutory and non-statutory committees of controlled companies or affiliates. 8.19. With respect to the past three years and to that expected for the current fiscal year, please indicate the amounts recognized in profit or loss of the issuer’s direct or indirect controlling stockholders, jointly controlled companies and controlled companies, as compensation of the members of the issuer’s board of directors, statutory board of officers or Fiscal Council, grouped by body, specifying the reason such amounts were paid to these people The amounts specified in the tables below were attributed to fixed monthly compensation, benefits and annual variable compensation. 383 Expected for the current fiscal year Compensation received due to the position held in the Issuer - R$ Board of Directors Statutory Board of Officers Fiscal Council Total Direct or indirect controlling stockholders - - - Issuer’s controlled companies - 533,750,365 - 533,750,365 Jointly controlled companies - - - Year 2024 Compensation received due to the position held in the Issuer - R$ Board of Directors Statutory Board of Officers Fiscal Council Total Direct or indirect controlling stockholders - - - - Issuer’s controlled companies - 453,739,963 - 453,739,963 Jointly controlled companies - - - - 384 Year 2023 Compensation received due to the position held in the Issuer - R$ Board of Directors Statutory Board of Officers Fiscal Council Total Direct or indirect controlling stockholders - - - - Issuer’s controlled companies - 392,711,307 - 392,711,307 Jointly controlled companies - - - - Year 2022 Compensation received due to the position held in the Issuer - R$ Board of Directors Statutory Board of Officers Fiscal Council Total Direct or indirect controlling stockholders - - - - Issuer’s controlled companies - 359,587,399 - 359,587,399 Jointly controlled companies - - - - 8.20. Supply other information that the issuer may deem relevant Additional information on item 8.1 In accordance with item 8.1 “c.i”, we confirm compliance with the measures set out in Annex B of the B3 Issuers Regulations relating to Environmental, Social and Corporate Governance (ESG) issues. 385 9. AUDITORS 9.3. If the auditors or people related to them, according to the rules of independence of the Federal Accounting Council, have been engaged by the issuer or people of its economic group, to provide services other than audit services, please describe the policy or procedures adopted by the Issuer to avoid the existence of a conflict of interest or loss of independence or objectivity of its independent auditors The policy adopted by us and our controlled companies when engaging non-audit services from our independent auditors is based on the applicable regulation and internationally accepted principles that preserve the auditors’ independence and consists of: (a) the auditor must not audit their own work; (b) the auditor must not perform management duties at their client; and (c) the auditor must not promote the interests of their client. 9.4. Supply other information that the issuer may deem relevant Auditor's Brazilian Securities and Exchange Commission ("CVM") Code 2879 Corporate name Pricewaterhousecoopers Auditores Independentes LTDA Auditor Type Legal Corporate Taxpayer's Registry (CNPJ) number 61.562.112/0001-20 Service engagement date 02/01/2024 Initial date of service provision 01/01/2024 1. Auditing our annual consolidated financial statements, reviewing our quarterly financial statements, as well as auditing and reviewing the financial statements of our subsidiaries, services relating to the issuance of comfort letters in securities offerings, issuance of reports required by regulatory agencies, and auditing internal controls relating to the requirements of the Sarbanes-Oxley Act; R$ 70.203 thousand. 2. Independent assurance work on internal controls, including certain services provided to clients; sustainability report, MD&A report (Management Discussion & Analysis) and Integrated Annual Report; certain commitments undertaken with regulators; compliance with financial covenants and Accounting Evaluation Reports; R$ 3.144 thousand. 3. Review of tax calculations and assessment and adherence to tax regulations; R$ 866 thousand. 4. Acquisition of technical materials. R$ 18 thousand. Total amount of the fees of the independent auditors separated by service The remuneration of the independent auditors for the last fiscal year, ending on December 31, 2024 corresponds to the amount of R$ R$ 74,231 thousand, which includes the amounts referring to audit and auditrelated services R$ 73,347 thousand and other services R$ 884 thousand. Justification for replacement Not applicable, since there was no replacement of the independent auditor Any reasons presented by the auditor contrasting with the Issuer’s justification for their replacement Not applicable, since there was no replacement of the independent auditor Description of services engaged 9.1 and 9.2 Regarding the independent auditors, please indicate: End date of service 386 The policy adopted by Itaú Unibanco Holding’s Audit Committee to avoid conflicts of interest or loss of independence or objectivity of its independent auditors is aimed at ensuring that the independence principles have been observed when the services were contracted and provided, including their approval upon contracting. These responsibilities are formalized in the Audit Committee Regulations and in corporate policies Additional information on items 9.1/9.2 With respect to the service period - The service contracting date will be retroactive to January 1 of the year in question, corresponding to the beginning of the legal relationship between the Parties. With respect to the service period of the technician in charge – The contracting will be in force until the end of the audit service and the issuance of the respective reports related to the base date December 31 of the year in question. 387 10. Human Resources 10.1. Describe the Issuer’s human resources, supplying the following information: a. number of employees, total and by groups, based on the activity performed, the geographic location and diversity indicators, which, within each hierarchical level of the Issuer, cover: b) Number of outsourced employees (total, by groups broken down into activities performed and geographical location) Outsourced workers (by activity) December 31, 2024 Surveillance, Cleaning and Maintenance 24,174 Number of employees by gender statement: female male nonbinary others prefer not to answer leadership 1253 1300 6 5 9702 not leadership 11863 10733 76 59 55039 total = 90,036 13116 12033 82 64 64741 Number of employees by color or race declaration: yellow white black grizzly indigenous others prefer not to answer leadership 418 9490 414 1922 15 0 7 not leadership 2221 50552 5809 18974 138 0 76 total = 90,036 2639 60042 6223 20896 153 0 83 Number of employees by position and age group: Under 30 years old From 30 to 50 years old Over 50 years old leadership 748 10198 1320 not leadership 29504 44213 4053 total = 90,036 30252 54411 5373 Number of employees - Disabled person disabled person person without a disability prefers not to answer leadership 218 2422 9626 not leadership 4037 36569 37164 total = 90,036 4255 38991 46790 Number of employees by position and geographic location and geographic location: North Northeast Center-West Southeast South Exterior leadership 183 603 426 10196 858 0 not leadership 957 3880 2591 65451 4891 0 total = 90,036 1140 4483 3017 75647 5749 0 Number of employees by geographic location and gender: female male nonbinary others prefer not to answer North 122 88 0 0 930 Northeast 461 415 1 1 3605 Center-West 410 330 0 0 2277 Southeast 11422 10611 81 63 53470 South 701 589 0 0 4459 Exterior 0 0 0 0 0 total = 90,036 13116 12033 82 64 64741 Number of employees by geographic location and color or race: yellow white black grizzly indigenous others prefer not to answer North 35 417 61 619 5 0 3 Northeast 130 1994 394 1943 14 0 8 Center-West 132 1560 201 1116 3 0 5 Southeast 2275 51298 5433 16461 122 0 58 South 67 4773 134 757 9 0 9 Exterior 0 0 0 0 0 0 0 total = 90,036 2639 60042 6223 20896 153 0 83 Number of employees s by geographic location and age group: Under 30 years old From 30 to 50 years old Over 50 years old North 433 651 56 Northeast 1191 2862 430 Center-West 1142 1709 166 Southeast 25257 46047 4343 South 2229 3142 378 Exterior 0 0 0 total = 90,036 30252 54411 5373 388 IT 3,520 Logistics/Mail room 11,266 Legal services 9,791 Other ¹ 2,019 Call Center and Debt collection offices 13,397 Total 64,167 (1) Including Facilities, HR Services, and Temporary labor. Outsourced workers (by region) December 31, 2024 South 6,834 Southeast 33,359 Central-west 4,037 Northeast 16,453 North 3,484 Total 64,167 c) Turnover rate The turnover rate remained slightly below that for the previous year, highlighting the decrease in the rate of involuntary redundancies, meaning cases of dismissal by the Bank. The calculation considers the total number of dismissals (voluntary and involuntary) divided by the monthly average number of active employees during the year. 389 Note: Only includes employees from Brazil except apprentices, expatriates, retirees due to disability, directors and interns. 10.2 Comment on any relevant changes that have occurred with respect to the figures disclosed in item 10.1 above On December 31, 2024, we had 96,200 employees, an increase of 0.52% compared to December 31, 2023. In the tables in item 10.1, 90.0 thousand employees were reported, disregarding employees based abroad. 10.3. Describe the issuer’s employee compensation policies and practices, informing: a. Salary and variable compensation policy We adopt market parameters and benefit and compensation strategies that vary according to the business area of each employee. These parameters are periodically revised and analyzed through the commissioning of salary surveys from independent specialized consulting firms, which must fully comply with the Antitrust Law, participation in surveys carried out by other banks on an anonymous basis at all times and only through specialized companies, which must fully comply with the Antitrust Law, and also participation in specialized compensation forums, even alongside some competitors, aiming only to exchange administrative and operational experiences on the best market practices regarding compensation and benefits, and provided that no type of competitively sensitive information is disclosed at these forums by any participant, in any form or by any means (such as amounts, values, ranges, percentages, payment frequency, and benefits). The fixed compensation set forth in our strategy considers the complexity of duties of each level and the individual performance regarding these duties. Changes to employees’ fixed compensation vary according to the employees’ seniority and their individual performance while carrying out duties. Variable compensation, in turn, acknowledges the level of dedication, results achieved and the short-, medium- and long-term sustainability of these results. 390 Furthermore, employees are entitled to salary adjustments and profit sharing, in accordance with the collective bargaining agreements applicable to the respective jurisdictions. b. Benefit policy We provide several benefits established in applicable collective bargaining agreements entered into with labor unions that represent the professional categories of our employees. The conditions for entitlement to these benefits are established in the respective collective bargaining agreements (food allowance, day care/baby sitter, transportation, etc.). Additional benefits also apply, such as: (i) medical and dental care plans, (ii) private pension plans, (iii) group life insurance, (iv) health check-up; (v) parking. The grant of these benefits may vary in accordance with the employee’s category, the market or regulatory considerations about jurisdictions applicable to a particular employee. Additionally, the following benefits are offered to all employees: • Special benefits in banking products and services; • Itaú Unibanco Club; • Wellhub and Totalpass (nationwide chains of fitness centers); • Discounts and facilities in payment in drugstores; • Psychosocial services; • Advantages through discounts in products and services for the Bank’s employees. c. Characteristics of the stock-based compensation plans to non-management employees, identifying: i. groups of beneficiaries ii. exercise conditions iii. strike prices iv. exercise terms v. number of shares committed by the plan We have a preferred stock-based profit-sharing program for a specific target audience aimed at recognizing those who are nominated through a joint discussion carried out at the Committees of the departments, based on meritocracy principles and intended to recognize professionals who create value to their area of activity. 391 Additionally, for the purpose of retaining/shielding key professionals whose departure would have a major impact on the organization and/or significantly favor the competition, we have another preferred stock-based profit sharing for a specific target audience. 392 We also have an institutional program referred to as Partners Program, the details on which are included in item 8.4 a) (2) of this document. d. ratio of (i) the highest individual compensation (taking into consideration the composition of the compensation with all items described in field 8.2.d) recognized in the issuer’s profit in the past year, including the compensation of a statutory management member, if applicable; and (ii) the average individual compensation of the issuer’s employees in Brazil, excluding the highest individual compensation, as recognized in its profit in the past year highest individual compensation median individual compensation remuneration ratio 81,727,411.00 366,862.51 222.77 10.4 Describe the relations between the issuer and unions, indicating whether there were stoppage and strikes in the past three years We have a permanent channel for dialog throughout the year with the labor unions representing the employees in their various professional categories. We hold several meetings with labor 393 unions to discuss relevant themes, matters relating to Itaú Unibanco and workplace safety and promote a good organizational climate. We also meet to discuss specific collective bargaining agreements, such as those related to profit-sharing (participação nos lucros e resultados) timetracking systems, and work-hour compensation, schemes, among others. With respect to labor relations, we acknowledge labor unions as legitimate representatives of our employees. We guarantee our employees’ rights to freedom of association as well as the absolute freedom for employees to take part in labor union activities. We acknowledge the rights and prerogatives of those elected to executive positions within unions pursuant to the Federal Constitution and Law No. 5,452, as amended (“Brazilian Labor Law”) and the collective agreements for each professional category to which we are a party. We have 1,008 active employees with roles in the various boards of labor unions. As set forth in the collective labor agreement for bank employees, 495 individuals work full time for these union entities. In addition, we allow unions to hold membership campaigns and, when requested, to hold meetings between union entities, our managers and employees, thus supporting the promotion of negotiated solutions in a respectful manner and in line with ethical principles. We emphasize that all activities within the scope of the relationship with trade unions are conducted with a focus on the search for the best scenario in innovation and problem solutions for both parties, always prevailing through dialogue and negotiation, with the objective of minimizing possible differences of opinion and conflicts involving our employees. At Itaú Unibanco, all employees are covered by collective labor agreements which guarantee rights, not only those granted under the labor legislation but also other benefits which may be granted to our employees on a one-off basis in accordance with our internal human resources policies. Collective labor agreement rules, as well as other alterations and adjustments to internal norms that affect the routine of employees or modify their rights are widely disclosed by the company’s various means of communication. Among such means are e-mail, videos, electronic media, advertising totems and our corporative portal (where human resources policies are detailed in our personnel regulations). In addition, employees have a call center at their disposal for assistance with any inquiries. In the last years, the banking sector has not faced strikes or significant interruptions in its operations. 10.5. Supply other information that the issuer may deem relevant Additional information of item 10.1. a. number of employees, total and by groups, based on the activity performed, the geographic location and diversity indicators, which, within each hierarchical level of the issuer, cover: self-identified gender identity ii. self-identified color or race identity iii. age group iv. persons with disabilities, in accordance with applicable legislation The "prefer not to answer" category includes employees who did not answer the self-declaration and those who answered the "prefer not to answer" option. The information provided does not include the members of the Board of Officers, Board of Directors and Supervisory Council already reported in item 7.1. “d”. 394 The information provided is based on the base date of December 31, 2024. v. other diversity indicators that the issuer deems relevant To keep up with the advances in this agenda, every year we conduct a survey on the perception of employees about the safe and respectful workplace, and on the perception about the advances in the diversity agenda in the organization. Employees who feel comfortable may complete the self-identification form before answering, respondents are not identified and data are handled with secrecy and confidentiality. Based on the results of our 2024 survey, which was attended by approximately 30,000 employees, 13% of our employees self-identified as included in the LGBT+ community. 395 11. Transactions with Related Parties 11.1. Describe the Issuer’s rules, policies and practices regarding transactions with related parties, as defined by the accounting rules that address this matter, indicating a formal policy, if any, adopted by the issuer, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, where on the web the document can be found Our policy on transactions with related parties (“Transactions with Related Parties Policy”) defines the concept of related party, according to accounting standards, and establishes rules and procedures for this type of transaction. This policy establishes that such transactions must be carried out in writing, under market conditions, in accordance with our internal policies (such as specific guidance in our Code of Ethics) and disclosed in our financial statements, according to the materiality criteria defined by the accounting standards. Transactions or sets of transactions with related parties involving amounts higher than R$2 million in the period of twelve (12) consecutive months must be approved by our Related Parties Committee, composed entirely of independent Board members. Additionally, these transactions are reported to the Board of Directors on a quarterly basis. To access the Transactions with Related Parties Policy, approved by the Board of Directors in 2022 and revised by the Related Parties Committee in July 2024, please see: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Policies > Policy on Transactions with Related Parties. CMV Resolution No. 80/22 requires that transactions with related parties meeting the conditions set forth in Attachment F to this rule are to be disclosed in accordance with the terms defined in such rule. The practices adopted by the Issuer comply with the Brazilian Corporate Governance Code’s recommendations, thus ensuring that transactions with related parties are at all times carried out in the Company’s best interest, with independence and transparency. The main unconsolidated related parties are as follows: • Parent companies: Itaú Unibanco Participações S.A., Companhia E. Johnston de Participações and Itaúsa S.A. • Associates and jointly-controlled companies, notably: Avenue Holding Cayman Ltd.; Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A. • Other related parties: • Itaúsa S.A.’s direct and indirect equity interest, notably: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; CCR S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A. • Pension plans, notably: Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end private pension companies that manage supplementary retirement plans sponsored by Itaú Unibanco Holding S.A., set up exclusively for its employees. • Associations, notably: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais. 396 • Foundations and Institutes, notably: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco. 397 11.2. Except of the transactions that fall under the assumptions of article 3, II, "a", "b" and "c" of Exhibit 30-XXXIII, inform, with respect to transactions with related parties that, according to accounting standards, must be disclosed in the issuer's individual or consolidated financial statements and that have been entered into in the last fiscal year or are in effect in the current year Name of related party Relationship with issuer Subject matter of agreement Transaction date Amount involved in transaction Interest rate Existing balance Amount of the interest Guarantees and insurance Term Conditions of termination/extinction Other relevant information Issuer contractual position BSF Holding S.A. Associate Interbank investments 03/31/2025 635,657,357.00 14.15% p.y. 635,657,357.00 0.00 No 04/01/2025 Not applicable Interbank investment Creditor Porto Seguro ltaú Unibanco Participações S.A. Associate Interbank investments 03/31/2025 510,119,582.00 100% of the CDI 510,119,582.00 0.00 No 06/26/2025 a 06/27/2025 Not applicable Interbank investment Creditor Alpargatas S.A. Non-financial jointly-controlled company of Itaúsa S.A. Loan operations 09/16/2024 50,608,049.00 0.92% p.m. to 1.22% p.m. 50,180,269.00 0.00 No 04/01/2025 a 10/07/2025 Not applicable Granting loans Creditor Dexco S.A. Non-financial controlled company of Itaúsa S.A. Loan operations 11/20/2013 337,699,829.00 1.10% p.m. to 1.36% p.m. / 8.24% p.y. 337,786,166.00 0.00 No 04/01/2025 a 10/11/2029 Not applicable Granting loans Creditor Other related parties Associate, non-financial associate of Itaúsa S.A., entity maintained by Itaú Unibanco Holding, Loan operations 08/18/2016 875,926.00 1.90% p.m. to 1.99% p.m. 876,227.00 0.00 No 04/06/2025 a 12/27/2025 Not applicable Granting loans Creditor Porto Seguro ltaú Unibanco Participações S.A. Associate Loan operations 06/07/2021 91,064,819.00 1.18% p.m. to 1.90% p.m. 145,785,683.00 0.00 No 04/11/2025 a 05/24/2027 Not applicable Granting loans Creditor Aegea Saneamento e Participações S.A. Non-financial associate of Itaúsa S.A. Securities and derivative financial instruments (asset and liability position) 05/28/2020 304,575,281.00 CDI + 1.9% p.y. to 2.9% p.y. / IPCA + 4.83% p.y. to 7.2% p.y. / 16.34% p.y. to 17.22% p.y. 543,701,463.00 0.00 No 06/15/2025 a 09/15/2039 Not applicable Debentures, Swap Creditor Dexco S.A. Non-financial controlled company of Itaúsa S.A. Securities and derivative financial instruments (asset and liability position) 03/31/2022 274,255,147.00 CDI + 1.71% p.y. / 8.00% p.y. 386,365,241.00 0.00 No 03/30/2028 a 01/26/2032 Not applicable Promissory Notes, Swaps Creditor Credito Universitário II FIDC Debentures / Investment funds Securities and derivative financial instruments (asset and liability position) 06/30/2022 331,158,953.00 CDI + 3% p.y. 331,158,351.00 0.00 No 06/30/2025 a 09/24/2030 Not applicable Investment in investment funds.The holder of the credit receivables is the company Pravaler S.A., an investment manager focused on student loans, which has partnerships with over 200 universities and has been providing loans to university students for more than 15 years. Creditor Copa Energia – Dis tribuidora de Gás S.A. Non-financial associate of Itaúsa S.A. Securities and derivative financial instruments (asset and liability position) 12/20/2023 100,000,000.00 CDI + 2.1% p.y. 104,964,393.00 0.00 No 12/20/2030 Not applicable Debentures Creditor Itaúsa S.A. Parent company Securities and derivative financial instruments (asset and liability position) 09/29/2021 516,883,996.00 CDI + 1.37% p.y. a 2.0% p.y. 542,710,504.00 0.00 No 06/16/2031 a 12/15/2031 Not applicable Debentures, Public Company Shares Creditor CCR S.A. Non-financial associate of Itaúsa S.A. Securities and derivative financial instruments (asset and liability position) 04/01/2020 896,735,510.00 CDI +0.75% p.y. to 2.14% p.y. / IPCA + 4.25% p.y. to 6.56% p.y. / 9.76% p.y. 1,140,408,098.00 0.00 No 05/12/2025 a 01/15/2036 Not applicable Debentures, Public Company Shares Creditor Other related parties Associate, non-financial associate of Itaúsa S.A., entity maintained by Itaú Unibanco Holding, investment funds Securities and derivative financial instruments (asset and liability position) 01/04/2017 100,358,442.00 CDI + 0.34% p.y. to 3.0%p.y. / IPCA + 6.9% p.y. to 7.2% p.y. / 12.87% p.y. to 14.58% p.y. 100,352,812.00 0.00 No 03/31/2025 a 09/15/2042 Not applicable Debentures, Public Company Shares, Swap Creditor Tbnet Comércio, Locação e Administração Ltda. Controlled company of Tecnologia Bancária S.A. Other assets 06/01/2022 284,151,441.00 0% 246,435,166.00 0.00 No 04/01/2038 a 10/31/2038 Not applicable Rental agreement operations with Tbnet Comércio, Locação e Administração Ltda., a company that is a telecom operator of Tecnologia Bancária S.A., for RATM´s (Cash Recycling ATMs) and extra cassettes (place where cash is stored in ATMs) Creditor Tecnologia Bancária S.A. Associate Other assets 11/01/2023 195,865,094.00 0% 183,867,735.00 0.00 No 01/01/2039 a 12/31/2039 Not applicable Operation related to rental agreement with Tbnet Comércio, Locação e Administração Ltda. for RATM´s (Cash Recycling ATMs) and extra cassettes (place where cash is stored in ATMs) Creditor Other related parties Parent company, non-financial associate of Itaúsa S.A., entity maintained by Itaú Unibanco Holding Other assets 01/01/2025 21,031,800.00 0% 21,031,800.00 0.00 No 12/31/2025 Not applicable Investment management, portfolio administration and pension management Creditor Fundação Itaú Unibanco - Previdência Complementar Entity maintained by Itaú Unibanco Holding Other liabilities 01/01/2025 125,174,994.00 0% 125,174,994.00 0.00 No 12/31/2025 Not applicable Deficit-equalization contracts for pension plans sponsored by the Itaú Unibanco conglomerate Debtor FUNBEP - Fundo de Pensão Multipatrocinado Entity maintained by Itaú Unibanco Holding Other liabilities 01/01/2025 1,951,012,811.00 0% 1,951,012,811.00 0.00 No 12/31/2025 Not applicable Deficit-equalization contracts for pension plans sponsored by the Itaú Unibanco conglomerate Debtor Other related parties Parent company, non-financial associate of Itaúsa S.A., entity maintained by Itaú Unibanco Holding Other liabilities 12/11/2016 14,377,603.00 0% 14,377,603.00 0.00 No 12/31/2024 Not applicable Investment management and portfolio administration Debtor Itaúsa S.A. Parent company Other liabilities 06/29/2021 956,867.00 0% 956,867.00 0.00 No 06/29/2031 Not applicable Investment management and portfolio administration Debtor Conectcar Soluções de Mobilidade Eletrônica S.A. Associate Other liabilities 01/01/2025 139,370,297.00 0% 139,370,297.00 0.00 No 31/12/2025 Not applicable Accounts receivable / RedeCard top-up Debtor Olímpia Promoção e Serviços S.A. Associate Other liabilities 01/01/2025 5,325,659.00 0% 5,325,659.00 0.00 No 12/31/2025 Not applicable Accounts receivable / RedeCard top-up Debtor TOTVS TECHFIN S.A. Associate Funds from Acceptances and Issuance of Securities 04/10/2024 59,286,620.00 100% of the CDI 70,802,051.00 0.00 No 04/15/2025 a 03/15/2028 Not applicable Funding Debtor Copa Energia – Dis tribuidora de Gás S.A. Non-financial associate of Itaúsa S.A. Funds from Acceptances and Issuance of Securities 07/10/2024 206,957,240.00 100% of the CDI 214,271,176.00 0.00 No 04/15/2025 a 09/15/2029 Not applicable Funding Debtor BSF Holding S.A. Associate Deposits 03/01/2024 20,718,690.00 100% of the CDI 21,502,056.00 0.00 No 02/05/2029 a 03/01/2030 Not applicable Deposits Debtor Olímpia Promoção e Serviços S.A. Associate Deposits 08/14/2024 30,135,255.00 100% of the CDI 30,805,429.00 0.00 No 07/20/2029 a 03/06/2030 Not applicable Deposits Debtor Avenue Securities Distribuidora de Titulos e Valores Mobiliarios Ltda. Associate Deposits 10/18/2024 30,889,495.00 100% of the CDI 32,396,620.00 0.00 No 12/05/2025 a 03/17/2027 Not applicable Deposits Debtor Kinea Private Equity Investimentos S.A. Associate Deposits 09/05/2024 15,506,554.00 100% of the CDI 15,673,442.00 0.00 No 09/08/2026 a 02/15/2030 Not applicable Deposits Debtor Biomas - Servicos Ambientais, Restauracao e Carbono S.A. Associate Deposits 02/29/2024 15,192,766.00 100% of the CDI 16,205,754.00 0.00 No 02/24/2025 a 06/09/2025 Not applicable Deposits Debtor Avenue Securities Distribuidora de Titulos e Valores Mobiliarios Ltda. Associate Open Market Funding 03/31/2025 219,957,593.00 14,05% a.a PRÉ 219,957,593.00 0.00 No 09/01/2025 Not applicable Funding Debtor Águas do Rio 4 Non-financial associate of Itaúsa S.A. Deposits 02/26/2024 502,780,506.00 100% of the CDI 537,389,659.00 0.00 No 12/02/2025 a 01/06/2027 Not applicable Deposits Debtor Águas do Rio 1 Non-financial associate of Itaúsa S.A. Deposits 02/19/2024 303,729,382.00 100% of the CDI 326,619,522.00 0.00 No 10/24/2025 a 03/31/2027 Not applicable Deposits Debtor Aegea Saneamento e Participações S.A. Non-financial associate of Itaúsa S.A. Deposits 10/27/2023 7,368,433.00 100% of the CDI 8,177,081.00 0.00 No 10/27/2025 a 04/29/2026 Not applicable Deposits Debtor Dexco S.A. Non-financial controlled company of Itaúsa S.A. Deposits 04/19/2024 8,513,810.00 100% of the CDI 8,668,054.00 0.00 No 04/14/2025 a 03/25/2027 Not applicable Deposits Debtor Associação Itaú Viver Mais Other related parties Deposits 12/16/2024 2,660,340.00 100% of the CDI 2,752,237.00 0.00 No 11/21/2029 Not applicable Deposits Debtor Instituto Itaú Ciência, Tecnologia e Inovação Other related parties Deposits 01/30/2025 2,885,960.00 100% of the CDI 2,890,507.00 0.00 No 02/01/2027 a 03/01/2030 Not applicable Deposits Debtor Instituto Unibanco Other related parties Deposits 05/28/2021 163,970.00 100% of the CDI 240,802.00 0.00 No 04/30/2026 a 04/13/2028 Not applicable Deposits Debtor Fundação Saúde Itaú Other related parties Deposits 10/23/2024 120,000.00 100% of the CDI 125,661.00 0.00 No 10/23/2026 a 11/03/2026 Not applicable Deposits Debtor Fundação Itaú Unibanco Clube Other related parties Deposits 09/05/2022 147,160.00 100% of the CDI 156,346.00 0.00 No 07/18/2025 a 05/24/2029 Not applicable Deposits Debtor CCR S.A. Non-financial associate of Itaúsa S.A. Deposits 12/03/2024 24,022,715.00 100% of the CDI 24,485,133.00 0.00 No 03/07/2025 a 01/05/2026 Not applicable Deposits Debtor CCR S.A. Non-financial associate of Itaúsa S.A. Open Market Funding 03/24/2025 7,062,634.00 92% of the CDI 7,073,484.00 0.00 No 03/16/2029 a 06/17/2030 Not applicable Funding Debtor Águas do Rio 4 Non-financial associate of Itaúsa S.A. Open Market Funding 03/31/2025 3,999,955.00 93% of the CDI 3,999,955.00 0.00 No 05/30/2028 Not applicable Funding Debtor Água do Rio 1 Non-financial associate of Itaúsa S.A. Open Market Funding 03/31/2025 32,558,932.00 93% of the CDI 32,558,932.00 0.00 No 03/15/2028 Not applicable Funding Debtor Aegea Saneamento e Participações S.A. Non-financial associate of Itaúsa S.A. Open Market Funding 03/31/2025 86,827,797.00 93% of the CDI 86,827,797.00 0.00 No 12/22/2025 a 12/15/2044 Not applicable Funding Debtor Dexco S.A. Non-financial controlled company of Itaúsa S.A. Open Market Funding 03/10/2025 3,607,270.00 88% of the CDI 3,623,391.00 0.00 No 04/04/2025 a 04/25/2025 Not applicable Funding Debtor 398 11.2. Except of the transactions that fall under the assumptions of article 3, II, "a", "b" and "c" of Exhibit 30-XXXIII, inform, with respect to transactions with related parties that, according to accounting standards, must be disclosed in the issuer's individual or consolidated financial statements and that have been entered into in the last fiscal year or are in effect in the current year: Items “n” and “o” n. measures taken to address conflicts of interest The transactions between Itaú Unibanco Holding S.A. and its related parties were carried out in compliance with our Policy on Transactions with Related Partie, which establishes governance with our measures to address potential conflicts of interest for this type of transaction. The governance for approval of transactions with related parties provides for the need for transactions to comply with the principles of equality and transparency for stockholders and investors, to be carried out under market conditions, entered into in writing and, when necessary, reported to the market. Additionally, the transactions that involve an amount higher than R$2 million are submitted to the Related Parties Committee (composed of three independent members of the Board of Directors), which may be contrary to the transaction in the event a conflict of interest with the Itaú Unibanco Conglomerate or its stockholders is identified. o. statement of the strictly commutative nature of the agreed-upon conditions or the proper compensatory payment The measures adopted to ensure that transactions are carried out on an arm’s length basis and do not give rise to any benefit or loss to the parties are outlined below. Highlights are: • Loan operations, securities and derivative financial instruments, interbank investments, deposits received under securities repurchase agreements, deposits and funds from acceptances and issuance of securities were agreed upon at amounts, rates and terms that are usual in the market. 399 • Operations related to rental of equipment agreements were carried out on an arm’s length basis, via a bidding process, in accordance with the procedures set by the procurement department, which followed the rules provided for in the Company’s Policy on Transactions with Related Parties, including approval by the Related Parties Committee, which is entirely composed of independent members of the Company’s Board. • The selection process for the projects that we support through sponsorships and/or donations involved the evaluation by dedicated governance with criteria set forth in our corporate Sponsorship and Donation policies and applicable legislation. Therefore, all projects were compatible with our strategy, purpose and pillars. • Investment, portfolio and pension plan management services provided comply with the Company’s contractual terms and responsibilities, as well as with appropriate information security controls. 11.3. Supply other information that the issuer may deem relevant The information contained in item 11.2 is as of the base date 03.31.2025. 400 12. Capital Stock and Securities 12.2 Foreign issuers must describe the rights of each class and type of share issued and the rules of their home country and the country in which the shares are held in custody with respect to: 12.1 Information on share capital 02/05/2025 n/a 124,063,060,190.00 5,454,119,395 5,330,429,488 10,784,548,883 02/05/2025 n/a 124,063,060,190.00 5,454,119,395 5,330,429,488 10,784,548,883 02/05/2025 n/a 124,063,060,190.00 5,454,119,395 5,330,429,488 10,784,548,883 07/27/2018 n/a 0.00 1,134,330,605 1,258,020,512 2,392,351,117 Total number of shares Capital Issued Capital Value R$ Type of capital Subscribed Capital Date of authorization or approval Term for Payment Number of common shares Number of preferred shares Type of capital Date of authorization or approval Term for Payment Capital Value R$ Number of common shares Number of preferred shares Total number of shares Type of capital Paid up Capital Date of authorization or approval Term for Payment Capital Value R$ Number of common shares Number of preferred shares Total number of shares Type of capital Authorized Capital Date of authorization or approval Term for Payment Capital Value R$ Number of common shares Number of preferred shares Total number of shares 401 a. right to dividends b. voting rights c. convertibility into another class or type of share, indicating i. conditions ii. effects on the capital stock d. capital reimbursement rights e. the right to participate in a public offering for the sale of control f. restrictions to circulation g. conditions for alteration of the rights assured by such securities h. possibility of share redemption, indicating i. hypotheses for redemption ii. redemption value calculation formula i. cases of cancellation of registration, as well as the rights of the holders of securities in this situation j. cases in which security holders will have preemptive rights for the subscription of shares, securities backed by shares or securities convertible into shares, as well as the respective conditions for exercising this right, or cases in which this right is not guaranteed, if applicable k. other relevant characteristics Not applicable, since we are not foreign issuers. 12.3 Describe other securities issued in Brazil that are not shares and have not matured or been redeemed, indicating: a. identification of the security b. quantity c. global nominal value d. issue date e. outstanding debit balance on the closing date of the last fiscal year f. restrictions on circulation g. convertibility into shares or conferral of the right to subscribe to or purchase shares of the issuer, informing i. conditions ii. effects on the capital stock h. possibility of redemption, informing i. hypotheses for redemption 402 ii. formula for calculating the redemption value i. when the securities are debt securities, indicate, when applicable i. maturity, including the conditions for early maturity ii. interest iii. guarantee and, if real, description of the object iv. in the absence of guarantee, whether the credit is unsecured or subordinated v. any restrictions imposed on the issuer regarding - the distribution of dividends - Disposal of certain assets - Contracting new debts - issuing new securities - corporate transactions involving the issuer, its controlling shareholders or subsidiaries vi. the fidentiaries, indicating the main terms of the contract j. conditions for altering the rights assured by such securities k. other relevant characteristics Not applicable. For the securities issued abroad by Itaú Unibanco Holding S.A., see item 12.7. 12.4 Number of holders of each type of security described in item 12.3, ascertained at the end of the previous year i. individuals ii. legal entities iii. institutional investors None. 12.5. Indicate the Brazilian markets in which the issuer’s marketable securities are admitted for trading The shares of Itaú Unibanco were listed for trading on B3 S.A. - BRASIL, BOLSA, BALCÃO on March 24, 2003, replacing the securities issued by ITAUBANCO, which had been traded since October 20, 1944. In line with our historical commitments to transparency, corporate governance and the strengthening of capital markets, Itaú Unibanco is among the first companies that voluntarily signed up to the Differentiated Corporate Governance Index of B3 S.A. - BRASIL, BOLSA, BALCÃO – Level I on June 22, 2001. 12.6 Trading in foreign markets 403 Justification for not completing the table: Due to the structure of the table in the system, we present the information of this item in item 12.9. 12.7 Securities issued abroad Justification for not completing the table: Securities issued abroad by Itaú Unibanco Holding S.A. are described in item 12.9 of this Form. 12.8 In case the Issuer has publicly offered securities in the past three fiscal years, please indicate: a. how the funds arising from the offering were used b. if there were any material differences between the effective use of funds and the proposed use indicated in the prospectuses of the respective distribution c. if there was any deviation, the reasons for such deviation Not applicable. There was no public offering of securities. 12.9. Supply other information that the issuer may deem relevant Information from item 12.1 On February 5, 2025, the Company’s Board of Directors deliberated to increase the social and paid-up capital within the limit of the authorized capital predicted on our Bylaws in the value of R$33,334,060,190.00 increasing it from R$ 90,729,000,000.00 to R$ 124,063,060,190.00. This increase was carried out through a share bonus, with the issuance of 980,413,535 new bookentry shares, with no par value, of which 495,829,036 are common shares and 484,584,499 are preferred shares, with the base date of this bonus being the shareholding position at the end of March 17, 2025. Information from item 12.6 12.6. With respect to each type and class of security admitted for trading in foreign markets, please indicate: 404 In the United States Our preferred shares have been traded on the NYSE, as ADSs (one ADS represents one preferred share) since February 21, 2002, in compliance with the NYSE and SEC requirements. These requirements include the disclosure of financial statements under the IFRS as of 2011, and compliance with U.S. legislation requirements, including the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002. Our ADSs are issued by the JPMORGAN CHASE BANK, with principal executive office located at 383 Madison Avenue, 11thFloor, New York, New York 10179. ADS holders do not have the same rights as stockholders, which are governed by the Brazilian Corporate Law. The depositary is the holder of the preferred shares underlying the ADSs. ADS holders have ADS holder rights. Investors may hold ADSs directly, registered in their name, or indirectly, through a brokerage or other financial institution. ADS holders do not have the same rights as stockholders, depositaries and holders of the corresponding shares in Brazil. The deposit agreement sets forth the rights and obligations of ADS holders and is governed by New York legislation. In the event of a capital increase that maintains or increases the proportion of the capital represented by preferred shares, the ADS holders, except as described above, have the preemptive right to subscribe only to newly issued preferred shares. In the event of a capital increase that reduces the proportion of capital represented by the preferred shares, the ADS holders, except as described above, have the preemptive right to subscribe to preferred shares in proportion to their interests, and to common shares only up to the extent necessary to prevent the dilation of their interests. Information from item 12.7 12.7. Describe securities issued abroad, when relevant, indicating, if applicable: a) identification of the security, indicating the jurisdiction; ITUB (ADS - American Depositary Share ) a. country United States of America b. market New York Stock Exchange c. administrative entity of the market in which the securities are admitted for trading U.S. Securities and Exchange Commission d. date of admission for trading May 31, 2001 e. if applicable, please indicate the trading segment Level II f. date on which the securities were first listed in the trading segment February 21, 2002 g. percentage of trading volume abroad in relation to the total trading volume of each class and type in the previous year (¹) 48.3% (¹) h. if applicable, the proportion of deposit certificates abroad in relation to each class and type of shares (²) 20.3% (²) i. if applicable, depository bank (3) JPMorgan Chase Bank j. if applicable, custodian institution (3) Itaú Unibanco Holding S.A. (1) Total volume of ADSs traded in relation to the total volume of preferred shares traded in 2024. Source: Economática. (2) Balance of outstanding ADSs in relation to the preferred shares of the capital stock outstanding on December 31, 2024. Medium-Term Note Programme Euro MTF Depending on the issue N/A N/A JPMorgan Chase Bank JPMorgan Chase Bank Grand Duchy of Luxembourg Luxembourg Stock Exchange Commission de Surveillance du Secteur Financier Depending on the issue 405 b) number; c) total face value; d) issue date; f) restrictions on trading; g) convertibility into shares or concession of right to subscribe or purchase the issuer’s shares, indicating: i. conditions; ii. effects on capital; h) possibility of redemption, indicating: i. cases for redemption; ii. formula for calculating the redemption amount; i) when the securities are debt-related, please indicate: i. maturity, including early maturity conditions; ii. interest; iii. the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee iv. in the absence of a guarantee, whether the credit is unsecured or subordinated v. any restrictions imposed on the issuer with respect to: • the distribution of dividends; • the disposal of certain assets; • the contracting of new debts; • the issue of new securities; • corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. j) any conditions for changing the rights assured by such securities; k) other relevant characteristics. On March 29, 2010, the Medium-Term Note Program (“Program”) of Itaú Unibanco Holding S.A., operating through its head office in Brazil or by means of its branch in the Cayman Islands (“Issuer”), was launched. A list of the issues already settled is presented below: Issue Date Issue Liquidation First issue 04.15.2010 04.15.2020 406 Second Issue 09.23.2010 01.22.2021 Reopening of the Second Issue 01.31.2011 01.22.2021 Fourth Issue 06.21.2011 12.21.2021 Reopening of the Fourth Issue 01.24.2012 12.21.2021 Fifth Issue 03.19.2012 03.19.2022 Sixth Issue 08.06.2012 08.06.2022 Seventh Issue 11.13.2012 05.13.2023 Eighth Issue 05.26.2015 05.26.2018 Ninth issue 12.12.2017 12.12.2024 Eleventh issue 11.21.2019 11.21.2024 Twelfth issue 01.24.2020 01.24.2023 Thirteenth issue 01.24.2020 01.24.2025 Below are descriptions of the issues. Tenth Issue a. Identification of the security, indicating the jurisdiction;Tier 1 Subordinated Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 02 Global Notes in the total Global Nominal Value indicated in item (c) below, which may be split into minimum denominations of US$ 200,000.00 and whole multiples of US$ 1,000.00 onwards. c. Total face value: US$750,000,000.00 d. Issue date: March 19, 2018 e. Debt balance on March 31, 2025: R$4,316,862,221.76 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. 407 h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality, upon prior notice to the holders of the Notes, should there be a regulatory event. Early redemption of Notes at the issuer’s discretion: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate: i. Maturity, including early maturity conditions Perpetual notes with no maturity date. Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii – Other relevant characteristics”), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts. Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination.The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Event of Default and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party. 408 Interest: The Notes were issued at an initial fixed interest rate of 6.50% per year, which is effective until the fifth anniversary of their issue. Every five years as from this date, the interest rate applicable to the Notes will be recalculated based on the interest rate of U.S. Treasury Bonds for the same period. As from March 19, 2023, the interest rate was recalculated to 7.859% per year, which is effective for five years. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on March 19 and September 19, beginning September 19, 2018. Guarantees: Not applicable.Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. Type: Subordinated.Please see item “vii – Other relevant characteristics”. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item “vii – Other relevant characteristics”). the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or controlled companies: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee at its discretion. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution nº 4.955, of October 21, 2021 (“Resolution nº 4,955”), as amended from time to time.The Issuer may not make any change that implies modification to the interest rate of the 409 Notes, the amount of the outstanding Notes, the payment dates of interest and the subordination of these Notes. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution nº 4,955. The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are BB Securities Ltd., BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Inc., HSBC Securities (USA) Inc. and Itau BBA USA Securities, Inc.An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2018. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f – Restrictions on outstanding securities”. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings. Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Br azil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. 410 The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council.The extinction of the Notes will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. Fourteenth Issue a. Identification of the security, indicating the jurisdiction;Tier 1 Subordinated Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 02 Global Notes in the total Global Nominal Value indicated in item (c) below, which may be divided into minimum denominations of US$ 200,000.00 and whole multiples of US$ 1,000.00 onwards. c. Total face value: US$700,000,000.00. d. Issue date: February 27, 2020. e. Debt balance on March 31, 2025: R$4,037,091,829.48 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes at the issuer’s discretion: On the fifth anniversary of the issue date or on any payment date of interest, as from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes will be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions. 411 Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, always in their totality, should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or any other Brazilian regulatory authority, establishing that the Notes are not classified as falling into Tier I of the Referential Equity or they fall into it in lower proportion than that provided for in the regulation in effect on the issue date. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate: Maturity, including early maturity conditions Perpetual notes with no maturity date. Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii – Other relevant characteristics”), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts. Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination.The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Event of Default and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 4.625% per year until the 5thanniversary of the issue date. On the 5th anniversary of the issue date, the interest rate will be recalculated based on the prevailing interest rate on U.S. Treasury Bonds for the same period plus the Credit Spread (equal to 3.222%). The payments of principal and interest will be made by The Bank of New York Mellon, New York branch. 412 Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on February 27 and August 27, beginning August 27, 2020. Guarantees: Not applicable.Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. Type: Subordinated.Please see item “vii – Other relevant characteristics”. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item “vii - Other relevant characteristics”). the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or controlled companies: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution nº 4.955, of October 21, 2021 (“Resolution nº 4,955”), as amended from time to time.The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, 413 the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution nº 4,955. The Subordinated Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are Itau BBA USA Securities, Inc, J.P.Morgan Securities LLC, Goldman Sachs & Co.LLC, BofA Securities, Inc and Banco BTG Pactual S.A.– Cayman Branch.An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was February 27, 2020. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f – Restrictions on outstanding securities”. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, as from the fifth anniversary of the Issue date, including on the fifth anniversary date and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings. Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Br azil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National 414 Monetary Council.The extinction of the Notes will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. Fifteenth Issue a. Identification of the security, indicating the jurisdiction;Tier II Subordinated Notes (“Notes”). The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 02 Global Notes in the Global Nominal Value indicated in item (c) below, which may be split into minimum denominations of US$ 200,000.00 and whole multiples of US$ 1,000.00 onwards. c. Total face value: US$500,000,000.00. d. Issue date: January 15, 2021. e. Debt balance on March 31, 2025: R$2,866,790,844.34 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes at the issuer’s discretion: As from the fifth anniversary of the issue date (inclusive) until April 15, 2026, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality. Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes will be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or any other Brazilian regulatory authority, establishing that the Notes are not classified as falling into Tier II of the Referential Equity or they fall into it in lower proportion than that provided for in the regulation in effect on the issue date. 415 The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate: i. Maturity, including early maturity conditions The maturity date of the Notes is April 15, 2031. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the Early Redemption Amount. If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days from their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Notes should observe the terms of subordination. ii.Interest: These are fixed-rate Subordinated Notes, of which interest rate is 3.875% per year by April 15, 2026. The offer price of the Notes was 99.671%, resulting in a yield to investors of 3.95%. After April 15, 2026, interest rate will be recalculated based on the interest rate in force for 5-year U.S. Treasury Bonds plus Credit Spread (equal to 3.446%). Credit Spread (3.446% per year) is defined as the difference in yield between the rate for the issue of the Notes (3.95% per year) and the interest rate in force for the 5-year U.S. Treasury Bonds upon issue (0.504% per year). The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on April 15 and October 15, beginning April 15, 2021. The first interest period will be shorter, corresponding to the period from January 15, 2021 (inclusive) to April 15, 2021. iii.Guarantees: 416 Not applicable.Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. iv.Type: Subordinated. Please see item “vii – Other relevant characteristics”. v.Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or controlled companies: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi.Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution nº 4,955, of October 21, 2021 (“Resolution nº 4,955”), as amended from time to time.The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii.Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the tier 1 debt obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution nº 4,955. The Subordinated Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time.Each issue of Notes will be 417 supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are Itau BBA USA Securities, Inc; Banco BTG Pactual S.A., Cayman Branch; J.P. Morgan Securities LLC; Goldman Sachs & Co. LLC; Credit Agricole Securities (USA) Inc. and Citigroup Global Markets Inc.An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was January 15, 2021. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f – Restrictions on outstanding securities”. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings. The Issuer intends to use the net amount arising from the issue of Subordinated Notes to partially or fully finance and/or refinance existing or future social and/or green projects, as described in the Final Terms of this issue. Twentieth Issue a. Identification of the security, indicating the jurisdiction: Senior Notes (“Notes”). The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 02 Global Notes in the Global Nominal Value indicated in item (c) below, which may be split into minimum denominations of US$ 200,000.00 and whole multiples of US$ 1,000.00 onwards. c. Total face value: US$1,000,000,000.00. d. Issue date: February 24, 2025. e. Debt balance on March 31, 2025: R$5,673,633,630.16 418 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: The Notes may not be early redeemed at the holders’ discretion. Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. The notes can be fully or partially redeemed at the Issuer’s discretion, provided that a prior notice is provided at least 15 days and at most 30 days in advance. In the event above, the Notes will be cancelled. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate: Maturity, including early maturity conditions The maturity date of the Notes is February 27, 2027. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the Early Redemption Amount. Should the Issuer (a) suspend payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the 419 obligations pertaining to the Notes), (ii) suspend the payment or be unable to honor payments of its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission. In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter. Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity. Interest: These are fixed-rate Notes and the interest rate of which is 6.000% per year. Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on February 27 and August 27, beginning August 27, 2025. Guarantees: Not applicable. Type: Unsecured Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or controlled companies: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with a permitted corporate restructuring process; (viii) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. Other relevant characteristics: The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations. 420 The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time and supplemented by the Final Terms issued on February 27, 2025. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are Bofa Securities, Citigroup, Itaú BBA, J.P. Morgan and UBS Investment Bank. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the sixteenth series was February 27, 2025. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f - Restrictions on outstanding securities”. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. 421 13. Identification of the persons responsible for the content of the for 13.1 Individual declarations of the President and the Investor Relations Director duly signed, attesting that a. they have reviewed the reference form b. all information contained in the form complies with the provisions of CVM Resolution n. 80, especially articles 15 to 20 c. the information contained therein truly, precisely and completely portrays the issuer's activities and the risks inherent to its activities Name of the person responsible for the content of the form Position of the person responsible Miton Maluhy Filho Chief Executive Officer a. he has revised the reference form b. all information contained in the form is in compliance with the provisions of CVM Instruction nº 80, particularly articles 15 to 20 c. the information contained therein truly, accurately and completely portrays the issuer's activities and the risks inherent to its activities Signature: Name of the person responsible for the content of the form Position of the person responsible Gustavo Lopes Rodrigues Head of Investor Relations a. he has revised the reference form b. all information contained in the form is in compliance with the provisions of CVM Instruction nº 80, particularly articles 15 to 20 c. the information contained therein truly, accurately and completely portrays the issuer's activities and the risks inherent to its activities Signature: 13.2. Individual declaration of the new occupant of the position of the President and the Investor Relations Director duly signed, attesting that: None. 422 (A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. and its subsidiaries Reference Form (Resolution CVM 80/22 and amendments) at December 31, 2024 and review report of independent auditors Docusign Envelope ID: 90C36164-536D-46A2-826A-E1A9B1834EB3 423 (A free translation of the original in Portuguese) 2 www.pwc.com.br PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000 Review report of independent auditors on Reference Form (CVM Resolution 80/22 and amendments) To Management Itaú Unibanco Holding S.A. Introduction In connection with the audits of the financial statements of Itaú Unibanco Holding S.A. and its subsidiaries as of December 31, 2024, 2023 and 2022, on which we issued unqualified audit reports dated February 5, 2025, February 5, 2024 and February 7, 2023, respectively, we performed a review of the accounting information included in the Reference Form of Itaú Unibanco Holding S.A. Scope of the review We conducted our review in accordance with NBC TA 720 - "The auditor's responsibility relating to other information in documents containing audited financial statements" which establishes procedures to be applied in those circumstances. Our procedures comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Itaú Unibanco Holding S.A. with regard to the main criteria adopted for the preparation of the accounting information presented in the Reference Form; and (b) reading the significant accounting information included in the Reference Form to assess its consistency with the audited financial statements. The accounting information included in the Reference Form is presented by Management for the purpose of complying with Brazilian Securities Commission (CVM) Resolution 80 and amendments; however, it should not be considered part of the financial statements. Conclusion Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Reference Form referred to above in order that it be presented, in all material respects, in a manner consistent with the financial statements as of December 31, 2024, 2023 and 2022, taken as a whole, prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). São Paulo,May 26, 2025 PricewaterhouseCoopers Kagohara Gueorguiev Auditores Independentes Ltda. Contadora CRC 1SP245281/O-6 CRC 2SP000160/O-5 Docusign Envelope ID: 90C36164-536D-46A2-826A-E1A9B1834EB3 Tatiana Fernandes Ka 424 Certificate Of Completion Envelope Id: 90C36164-536D-46A2-826A-E1A9B1834EB3 Status: Completed Subject: PARA ASSINATURA | Relatório de Auditoria em inglês - Formulário de Referência 2024 - LoS / Área: Assurance (Audit, CMAAS) Tipo de Documento: Relatórios ou Deliverables Source Envelope: Document Pages: 2 Signatures: 1 Envelope Originator: Certificate Pages: 2 Initials: 0 Gabriel Reigado AutoNav: Enabled EnvelopeId Stamping: Enabled Time Zone: (UTC-03:00) Brasilia Avenida Brigadeiro Faria Lima, 3732, 16º e 17º andares, Edifício Adalmiro Dellape Baptista B32, Itai São Paulo, São Paulo 04538-132 gabriel.reigado@pwc.com IP Address: 200.182.197.164 Record Tracking Status: Original 26 May 2025 | 15:44 Holder: Gabriel Reigado gabriel.reigado@pwc.com Location: DocuSign Status: Original 26 May 2025 | 17:22 Holder: CEDOC Brasil BR_Sao-Paulo-Arquivo-Atendimento-Team @pwc.com Location: DocuSign Signer Events Signature Timestamp Tatiana Fernandes tatiana.fernandes@pwc.com Sócia PricewaterhouseCoopers Auditores Independentes Security Level: Email, Account Authentication (None), Digital Certificate Signature Provider Details: Signature Type: ICP Smart Card Signature Issuer: AC SERASA RFB v5 Signature Adoption: Pre-selected Style Using IP Address: 201.44.251.133 Sent: 26 May 2025 | 15:47 Viewed: 26 May 2025 | 17:20 Signed: 26 May 2025 | 17:21 Electronic Record and Signature Disclosure: Not Offered via Docusign In Person Signer Events Signature Timestamp Editor Delivery Events Status Timestamp Agent Delivery Events Status Timestamp Intermediary Delivery Events Status Timestamp Certified Delivery Events Status Timestamp Carbon Copy Events Status Timestamp Gabriel Reigado gabriel.reigado@pwc.com Manager Security Level: Email, Account Authentication (None) Sent: 26 May 2025 | 17:22 Viewed: 26 May 2025 | 17:22 Signed: 26 May 2025 | 17:22 Electronic Record and Signature Disclosure: Not Offered via Docusign 425 Carbon Copy Events Status Timestamp Marcos Trofino marcos.trofino@pwc.com Director Security Level: Email, Account Authentication (None) Sent: 26 May 2025 | 15:47 Electronic Record and Signature Disclosure: Not Offered via Docusign Marcus Maniero marcus.maniero@pwc.com Manager PwC Security Level: Email, Account Authentication (None) Sent: 26 May 2025 | 15:47 Electronic Record and Signature Disclosure: Not Offered via Docusign Witness Events Signature Timestamp Notary Events Signature Timestamp Envelope Summary Events Status Timestamps Envelope Sent Hashed/Encrypted 26 May 2025 | 15:47 Certified Delivered Security Checked 26 May 2025 | 17:20 Signing Complete Security Checked 26 May 2025 | 17:21 Completed Security Checked 26 May 2025 | 17:21 Payment Events Status Timestamps 426